National Instrument 43-101
Technical Report

Lalor & Snow Lake Operations

Manitoba, Canada

Effective Date: September 1, 2026

25 York Street, Suite 800

Toronto, Ontario

Canada M5J 2V5

Prepared by:

Marc-André Brulotte, P.Geo., Executive Director, Global Mineral Resource Evaluation, Hudbay Minerals Inc.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This Technical Report contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to the Company's expectations regarding the production, cost profile and development timelines of its Snow Lake operations, including with respect to its anticipated mine life, the potential to extend the mine life, the potential to convert Inferred Mineral Resources into Mineral Reserves based on historical conversion rates, opportunities to and further optimize the mine plan, the potential of the Stall Hot Tailings Leaching Project to improve metal recoveries, the potential of the Britannia Gold Project, including its potential to become a new anchor deposit, the potential to reprocess tailings from the ATIA, as well as expectations regarding metals prices, operating and capital costs and other assumptions. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital expenditure forecasts;

  the ability to obtain the necessary permits and social license to develop the satellite deposits that have been included in the Snow Lake mine plan;

  the ability to execute on the Company's exploration plans and to advance related drill plans;

  the success of mining, processing, exploration and development activities;

  the scheduled maintenance and availability of the Company's processing facilities;

  the accuracy of geological, mining and metallurgical estimates;

  anticipated metals prices and the costs of production;

  the supply and demand for metals the Company produces;

  the supply and availability of all forms of energy and fuels at reasonable prices;

  no significant unanticipated operational or technical difficulties;

  the availability of additional financing, if needed;

  the ability to complete project targets on time and on budget;

  the timing and receipt of various regulatory and governmental approvals;

  the availability of personnel for the Company's exploration, development and operational projects and ongoing employee relations;

  maintaining good relations with the employees at the Company's operations in Manitoba;

  maintaining good relations with the labour unions that represent certain of the Company's employees in Manitoba;

  maintaining good relations with the communities in which the Company operates, including neighbouring Indigenous communities and local governments in Manitoba;

  no significant unanticipated challenges with stakeholders in Manitoba;

  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

  no contests over title to the Company's properties, including as a result of rights or claimed rights of Indigenous people;

  no significant unanticipated litigation;

  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian government; and

  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry and the current geopolitical environment, including fluctuations in commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the Company's projects, risks associated with the development of new projects, risks related to the Snow Lake mine plan, including the ability to sequence the permitting and development of multiple satellite deposits, risks related to historical agreements in respect of the New Britannia Mine, risks related to reclamation and closure liabilities, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the Company's reserves, volatile financial markets and interest rates that may affect the Company's ability to obtain additional financing on acceptable terms, the failure to obtain or maintain required permits or approvals from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of Mineral Reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company's liquidity risks and its ability to access capital on acceptable terms, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of the Company's information technology and operational technology systems, including risks arising from cyber attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, operational disruptions arising from environmental events such as wildfires or other forms of extreme weather, as well as the other risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form and under the heading "Financial Risk Management" in the Company's most recent annual management's discussion and analysis, copies of which are available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this Technical Report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING NI 43-101

The scientific and technical information contained in this Technical Report has been approved by Marc-André Brulotte, P.Geo, Hudbay's Executive Director, Global Mineral Resource Evaluation. Mr. Brulotte is a qualified person pursuant to Canadian Securities Administrators' National Instrument 43-101-Standards of Disclosure for Mineral Projects ("NI 43-101").

Mineral resources that are not Mineral Reserves do not have demonstrated economic viability.

This Technical Report is the current NI 43-101 Technical Report in respect of all of the mineral properties that form part of the Lalor and Snow Lake operations and supersedes and replaces the prior NI 43-101 technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", effective as of January 1, 2021, which was filed by the Company on March 29, 2021 (the "2021 Technical Report" in its entirety. This Technical Report is the current NI 43-101 Technical Report in respect of all of the mineral properties that form part of the Lalor and Snow Lake operations and supersedes and replaces the prior NI 43-101 technical report titled "NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", effective as of January 1, 2021, which was filed by the Company on March 29, 2021 (the "2021 Technical Report") in its entirety.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

This Technical Report contains certain non-GAAP financial performance measures. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and Hudbay. Unit operating costs are shown because Hudbay believes they help investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices. These measures and any other non-GAAP financial performance measures used herein do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, please refer to the Company's most recent management's discussion and analysis, a copy of which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This Technical Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. For this reason, information contained in this Technical Report may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. For further information on the differences between the disclosure requirements for mineral properties under the United States federal securities laws and NI 43-101, please refer to Hudbay's most recent annual information form, a copy of which has been filed under Hudbay's profile on SEDAR+ at www.sedarplus.ca and Hudbay's most recent Form 40-F, a copy of which has been filed on EDGAR at www.sec.gov.

Lalor & Snow Lake Operations Form 43-101F1 Technical Report

SIGNATURE PAGE

This report titled National Instrument 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada, dated November 5, 2026, and with an effective date of September 1, 2026, was prepared under the supervision of, and signed by, the following qualified person:

Dated this 5th day of November 2026.

/s/ Marc-André Brulotte
Signature of Qualified Person

Marc-André Brulotte, P.Geo.
Executive Director, Global Mineral Resource Evaluation
Hudbay Minerals Inc.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE OF CONTENTS

1 SUMMARY	1-1
1.1 INTRODUCTION	1-1
1.2 QUALIFIED PERSON	1-2
1.3 PROPERTY LOCATION, OWNERSHIP, AND DESCRIPTION	1-2
1.4 HISTORY	1-3
1.5 GEOLOGY AND MINERALIZATION	1-3
1.6 EXPLORATION	1-4
1.7 DRILLING, SAMPLING, ASSAYING, QUALITY ASSURANCE, QUALITY CONTROL, AND VALIDATION	1-4
1.8 MINERAL PROCESSING AND METALLURGICAL TESTING	1-5
1.9 MINERAL RESOURCE ESTIMATES	1-5
1.9.1 Lalor, 1901, Watts, and PEN II	1-6
1.9.2 Talbot and Rail	1-6
1.9.3 WIM	1-7
1.9.4 Britannia Gold Project	1-7
1.10 MINERAL RESERVE ESTIMATES	1-9
1.11 MINING METHODS AND PRODUCTION SCHEDULE	1-11
1.12 RECOVERY METHODS	1-14
1.13 MARKET STUDIES AND CONTRACTS	1-14
1.14 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	1-15
1.15 CAPITAL AND OPERATING COSTS	1-16
1.16 INTERPRETATION AND CONCLUSION	1-17
1.17 RECOMMENDATIONS	1-18
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
2.1 QUALIFIED PERSON	2-2
2.2 SOURCES OF INFORMATION	2-3
2.3 UNITS OF MEASURE	2-3
2.4 ACRONYMS AND ABBREVIATIONS	2-4
2.5 OTHER CONTRIBUTIONS	2-5
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY LOCATION AND DESCRIPTION	4-1
4.1 LALOR MINE AND 1901 MINE AND SURFACE OPERATIONS	4-1
4.2 TALBOT DEPOSIT	4-4
4.3 WIM Deposit	4-5
4.4 RAIL DEPOSIT	4-6
4.5 WATTS DEPOSIT	4-7

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

4.6 PEN II DEPOSIT	4-9
4.7 BRITANNIA GOLD PROJECT	4-10
4.8 PERMITTING	4-11
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	5-1
5.1 ACCESSIBILITY	5-1
5.1.1 Snow Lake Operations	5-1
5.1.2 VMS Deposits	5-1
5.1.3 Britannia Gold Project	5-1
5.2 CLIMATE	5-4
5.3 LOCAL RESOURCES	5-4
5.4 EXISTING INFRASTRUCTURE	5-4
5.4.1 VMS Deposits	5-5
5.4.2 Britannia Gold Project	5-5
5.5 PHYSIOGRAPHY	5-5
6 HISTORY	6-1
6.1 LALOR AND THE CHISEL BASIN AREA	6-1
6.2 NEW BRITANNIA AND SNOW LAKE DEPOSITS	6-2
6.3 TALBOT DEPOSIT	6-2
6.4 WIM DEPOSIT	6-3
6.5 RAIL DEPOSIT	6-3
6.6 WATTS	6-3
6.7 PEN II	6-4
6.8 TOWER DEPOSIT	6-4
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
7.1 REGIONAL GEOLOGY	7-1
7.2 PROPERTY GEOLOGY	7-7
7.2.1 Lalor	7-7
7.2.2 1901 Mine	7-8
7.2.3 Talbot Deposit	7-9
7.2.4 WIM Deposit	7-10
7.2.5 Rail Deposit	7-11
7.2.6 Watts Deposit	7-12
7.2.7 PEN II Deposit	7-13
7.2.8 Britannia Gold Project Geology	7-14
7.2.9 Mineralization	7-18
7.2.10 Gold Mineralization	7-21
8 DEPOSIT TYPES	8-1
8.1 VMS DEPOSITS	8-1

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

8.2 GOLD DEPOSITS	8-2
9 EXPLORATION	9-1
9.1 VMS DEPOSITS	9-1
9.1.1 1901 Mine	9-1
9.1.2 Talbot Deposit	9-1
9.1.3 WIM Deposit	9-2
9.1.4 Rail Deposit	9-2
9.1.5 Watts Deposit	9-2
9.1.6 PEN II Deposit	9-2
9.2 SNOW LAKE GOLD PROPERTIES	9-3
9.2.1 Britannia Gold Project	9-3
9.2.2 Region Exploration	9-4
10 DRILLING	10-1
10.1 LALOR MINE	10-1
10.1.1 Surface Drilling	10-1
10.1.2 Underground Drilling	10-1
10.2 1901 MINE	10-3
10.2.1 Underground Drilling	10-4
10.3 TALBOT	10-4
10.4 WIM DEPOSIT	10-5
10.5 RAIL DEPOSIT	10-6
10.6 WATTS DEPOSIT	10-6
10.7 PEN II DEPOSIT	10-7
10.8 BRITANNIA GOLD PROJECT PROPERTIES	10-8
10.9 QP COMMENTS	10-8
11 SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1
11.1 QUALITY CONTROL INSERTION RATES	11-1
11.2 LALOR AND 1901 MINES	11-1
11.2.1 Sample Preparation and Security	11-1
11.2.2 Analytical Procedures	11-1
11.2.3 Quality Assurance and Quality Control	11-3
11.2.4 Standards	11-3
11.2.5 Blanks	11-4
11.2.6 Coarse Duplicates and Umpire Checks	11-4
11.3 TALBOT DEPOSIT	11-6
11.3.1 Sample Preparation	11-6
11.3.2 Specific Gravity	11-6
11.3.3 Sample Analysis	11-6
11.3.4 Hudbay's Flin Flon Laboratory	11-6

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

11.3.5 Bureau Veritas	11-6
11.3.6 SGS	11-7
11.3.7 Quality Assurance and Quality Control	11-7
11.3.8 Standards	11-7
11.3.9 Blanks	11-7
11.3.10 Coarse Duplicates	11-7
11.3.11 Umpire Laboratory	11-8
11.4 WIM DEPOSIT	11-8
11.4.1 Sample Preparation	11-8
11.4.2 Specific Gravity	11-8
11.4.3 Sample Analysis	11-8
11.4.4 Quality Assurance and Quality Control	11-8
11.5 RAIL DEPOSIT	11-8
11.5.1 Sample Preparation	11-9
11.5.2 Specific Gravity	11-9
11.5.3 Sample Analysis	11-9
11.5.4 Bureau Veritas	11-9
11.5.5 SGS	11-9
11.5.6 Quality Assurance and Quality Control	11-9
11.5.7 Standards	11-10
11.5.8 Blanks	11-10
11.5.9 Coarse Duplicates	11-10
11.5.10 Umpire Laboratory	11-10
11.6 WATTS DEPOSIT	11-10
11.6.1 Sample Preparation	11-10
11.6.2 Specific Gravity	11-11
11.6.3 Sample Analysis	11-11
11.6.4 Hudbay's Flin Flon Laboratory	11-11
11.6.5 Bureau Veritas	11-11
11.6.6 SGS	11-11
11.6.7 Quality Assurance and Quality Control	11-11
11.6.8 Standards	11-12
11.6.9 Blanks	11-12
11.6.10 Coarse Duplicates	11-12
11.6.11 Umpire Laboratory	11-12
11.7 PEN II DEPOSIT	11-12
11.7.1 Sample Preparation	11-12
11.7.2 Specific Gravity	11-13
11.7.3 Sample Analysis	11-13

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

11.7.4 Quality Assurance and Quality Control	11-13
11.7.5 Umpire Laboratory	11-13
11.8 BRITANNIA GOLD PROJECT PROPERTIES	11-13
11.8.1 Sample Preparation	11-13
11.8.2 Sample Analysis	11-14
11.8.3 Bureau Veritas	11-14
11.8.4 SGS	11-14
11.8.5 Specific Gravity	11-14
11.8.6 Quality Assurance and Quality Control	11-15
11.8.7 Standards	11-15
11.8.8 Blanks	11-15
11.8.9 Coarse Duplicates	11-15
11.8.10 Umpire Laboratory	11-15
12 DATA VERIFICATION	12-1
12.1 LALOR MINE, 1901 MINE, TALBOT, WIM, RAIL, WATTS, PEN II, AND BRITANNIA GOLD PROJECT DEPOSITS	12-1
12.1.1 Site Visits	12-1
12.1.2 Database Management	12-1
12.1.3 Database Review	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 STALL CONCENTRATOR	13-4
13.1.1 Historical Metallurgical Performance	13-4
13.1.2 Historical Metallurgical Testwork (2009 to 2025)-Lalor Base-Metal Ore	13-4
13.1.3 Stall Zinc Rougher-Tailings Leach Testwork	13-5
13.2 NEW BRITANNIA CONCENTRATOR	13-7
13.2.1 Historical Metallurgical Performance	13-7
13.2.2 Historical Metallurgical Testwork (2021 to 2025)	13-7
13.2.3 Sulphidization, Acidification, Recycling, Thickening	13-8
13.3 1901 BASE METAL ORE METALLURGICAL TESTWORK	13-8
13.3.1 Blue Coast Research Testwork 2021	13-8
13.3.2 Blue Coast Research 2026	13-10
13.3.3 1901 Conclusion	13-12
13.4 TALBOT METALLURGICAL TESTWORK	13-12
13.4.1 Talbot-Base Metallurgical Laboratories 2020	13-12
13.4.2 Talbot-Blue Coast Testwork 2026	13-13
13.4.3 Talbot Conclusion	13-17
13.5 WIM METALLURGICAL TESTWORK	13-17
13.5.1 WIM-Blue Coast Research 2020	13-17
13.5.2 WIM-SGS Testwork 2026	13-20

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

13.5.3 WIM Conclusion	13-21
13.6 RAIL METALLURGICAL TESTWORK	13-21
13.6.1 Rail-Base Metallurgical Laboratories 2020	13-22
13.6.2 Rail-Blue Coast Testwork 2026	13-22
13.6.3 Rail Conclusion	13-26
13.7 WATTS METALLURGICAL TESTWORK	13-26
13.8 PEN II METALLURGICAL TESTWORK	13-26
13.9 3 ZONE METALLURGICAL TESTWORK	13-27
13.9.1 3 Zone-PRA Metallurgical Division 2010 (Historical Leach and Gravity Testwork)	13-27
13.9.2 3 Zone-Blue Coast Research 2020	13-27
13.9.3 3 Zone-Blue Coast Flotation and Leach Testwork 2026	13-29
13.9.4 3 Zone Conclusion	13-31
14 MINERAL RESOURCE ESTIMATES	14-1
14.1 LALOR MINE	14-1
14.1.1 Modelling Database	14-1
14.1.2 Modelling of the Mineralized Envelopes	14-1
14.1.3 Density	14-2
14.1.4 Compositing	14-2
14.1.5 Exploratory Data Analysis	14-3
14.1.6 Grade Capping	14-3
14.1.7 Variography	14-5
14.1.8 Grade Estimation and Interpolation Methods	14-5
14.1.9 Grade Estimation Validation	14-5
14.1.10 Visual Inspection	14-7
14.1.11 Global Bias Checks	14-7
14.1.12 Smoothing Assessment	14-8
14.1.13 Smoothing Correction	14-8
14.1.14 Classification of Mineral Resources	14-8
14.1.15 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates	14-8
14.2 1901 MINE	14-9
14.2.1 Modelling Database	14-10
14.2.2 Modelling of the Mineralized Envelopes	14-10
14.2.3 Density	14-11
14.2.4 Compositing	14-11
14.2.5 Exploratory Data Analysis	14-11
14.2.6 Grade Capping	14-11
14.2.7 Variography	14-12
14.2.8 Grade Estimation and Interpolation Methods	14-12

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14.2.9 Grade Estimation Validation	14-13
14.2.10 Visual Inspection	14-14
14.2.11 Global Bias Checks	14-15
14.2.12 Smoothing Correction	14-15
14.2.13 Classification of Mineral Resource	14-15
14.3 TALBOT MINE	14-16
14.3.1 Modelling Database	14-16
14.3.2 Modelling of the Mineralized Envelopes	14-16
14.3.3 Density	14-17
14.3.4 Compositing	14-17
14.3.5 Exploratory Data Analysis	14-18
14.3.6 Grade Capping	14-18
14.3.7 Variography	14-19
14.3.8 Grade Estimation and Interpolation Methods	14-19
14.3.9 Grade Estimation Validation	14-20
14.3.10 Visual Inspection	14-20
14.3.11 Global Bias Checks	14-20
14.3.12 Smoothing Correction	14-20
14.3.13 Classification of Mineral Resource	14-21
14.4 WIM ZONE	14-22
14.5 RAIL DEPOSIT	14-22
14.5.1 Modelling Database	14-22
14.5.2 Modelling of the Mineralized Envelope	14-23
14.5.3 Density	14-24
14.5.4 Compositing	14-24
14.5.5 Exploratory Data Analysis	14-24
14.5.6 Grade Capping	14-24
14.5.7 Variography	14-24
14.5.8 Grade Estimation and Interpolation Methods	14-25
14.5.9 Grade Estimation Validation	14-25
14.5.10 Visual Inspection	14-26
14.5.11 Global Bias Checks	14-26
14.5.12 Smoothing Correction	14-26
14.5.13 Classification of Mineral Resource	14-26
14.6 WATTS RIVER	14-27
14.6.1 Modelling Database	14-27
14.6.2 Modelling of the Mineralized Envelope	14-27
14.6.3 Density	14-28
14.6.4 Compositing	14-28

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14.6.5 Exploratory Data Analysis	14-28
14.6.6 Grade Capping	14-28
14.6.7 Variography	14-29
14.6.8 Grade Estimation and Interpolation Methods	14-29
14.6.9 Grade Estimation Validation	14-29
14.6.10 Visual Inspection	14-29
14.6.11 Global Bias Checks	14-30
14.6.12 Smoothing Assessment	14-30
14.6.13 Smoothing Correction	14-30
14.6.14 Classification of Mineral Resource	14-30
14.6.15 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates	14-31
14.7 PEN II ZONE	14-31
14.7.1 Modelling Database	14-31
14.7.2 Modelling of the Mineralized Envelope	14-32
14.7.3 Density Assignation	14-32
14.7.4 Compositing	14-32
14.7.5 Variography	14-32
14.7.6 Grade Estimation and Interpolation Methods	14-32
14.7.7 Grade Estimation Validation	14-32
14.7.8 Classification of Mineral Resources	14-33
14.7.9 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates	14-33
14.8 BRITANNIA GOLD PROJECT	14-33
15 MINERAL RESERVE ESTIMATES	15-1
15.1 MINING STRATEGY AND RESERVE ESTIMATIONS PROCESS	15-2
15.1.1 Mining Method Selection and Mining Strategy	15-2
15.1.2 Mining Method Selection and Mining Strategy for the Future Operation at the 1901	15-4
15.1.3 WIM and 3 Zone Deposits	15-5
15.1.4 Reserve Methodology	15-6
15.2 DILUTION AND RECOVERY	15-7
15.2.1 Dilution	15-7
15.3 MINING RECOVERY	15-9
15.4 DESWIK STOPE OPTIMIZER	15-9
15.5 STOPE NET SMELTER RETURN CALCULATION	15-11
15.6 ORE DEVELOPMENT	15-12
15.7 RECONCILIATION OF RESERVES TO PRODUCTION	15-12
16 MINING METHODS	16-1
16.1 MINE UNDERGROUND DESIGN	16-1

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16.1.1 Lalor Mine	16-1
16.1.2 1901 Deposit	16-3
16.1.3 Talbot Satellite Deposit	16-4
16.1.4 WIM Satellite Deposit	16-7
16.1.5 Rail Satellite Deposit	16-8
16.1.6 3 Zone Satellite Deposit	16-9
16.2 STOPE MINING	16-11
16.2.1 Cut-and-Fill Mining	16-11
16.2.2 Longhole Open Stope Mining	16-12
16.2.3 Teleremote and Autonomous Mucking	16-13
16.3 GROUND SUPPORT SYSTEMS	16-13
16.4 VERTICAL UNDERGROUND DEVELOPMENT	16-14
16.5 DIAMOND DRILLING	16-14
16.6 MINING OPERATIONS	16-14
16.7 WORKFORCE	16-15
16.8 MINE SAFETY AND HEALTH	16-15
16.8.1 Refuge Stations	16-16
16.8.2 Personnel Evacuation Infrastructure	16-16
16.9 PRODUCTION SCHEDULE	16-16
17 RECOVERY METHODS	17-1
17.1 INTRODUCTION TO THE SNOW LAKE FLOWSHEET	17-1
17.2 STALL MILL	17-3
17.2.1 Major Equipment List	17-3
17.2.2 Crushing	17-6
17.2.3 Stall Grinding	17-7
17.2.4 Stall Copper Flotation	17-7
17.2.5 Stall Zinc Flotation	17-9
17.3 NEW BRITANNIA MILL	17-10
17.3.1 Major Equipment List	17-11
17.3.2 New Britannia Grinding	17-12
17.3.3 New Britannia Flotation	17-12
17.3.4 New Britannia Concentrate Dewatering	17-13
17.3.5 New Britannia Leaching	17-14
17.4 UTILITIES	17-15
17.4.1 Tailings	17-15
17.4.2 Water	17-16
17.4.3 Consumables	17-16
17.5 STALL FUTURE PROJECTS	17-16
17.5.1 Stall Hot Tailings Leach	17-16

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17.5.2 Stall Lead Circuit	17-17
17.5.3 Stall Flash Flotation	17-18
17.6 FUTURE NEW BRITANNIA PROJECTS	17-18
17.6.1 SART Plant Project	17-18
17.6.2 Recovery Projects	17-18
18 PROJECT INFRASTRUCTURE	18-1
18.1 AREA SURFACE INFRASTRUCTURE	18-1
18.1.1 WIM and 3 Zone Sites	18-2
18.1.2 Chisel North Mine Site	18-2
18.1.3 Chisel Lake Mine Site	18-2
18.1.4 Anderson Tailings Impoundment Area Site	18-2
18.1.5 Mine Access Corridor	18-3
18.2 MINE SITE SURFACE INFRASTRUCTURE	18-3
18.2.1 Lalor	18-3
18.2.2 Talbot	18-4
18.2.3 Rail	18-5
18.2.4 WIM	18-7
18.2.5 3 Zone	18-7
18.3 MINE UNDERGROUND INFRASTRUCTURE	18-10
18.3.1 Lalor and 1901 Mines	18-10
18.3.2 Electrical Distribution and Equipment	18-10
18.3.3 Mine Underground Power Supply	18-11
18.3.4 Emergency Generators	18-11
18.3.5 Talbot, Rail, WIM, and 3 Zone	18-12
18.4 PASTE PLANT AND ANDERSON PUMP STATION	18-12
18.5 STALL CONCENTRATOR AND ATIA	18-13
18.6 NEW BRITANNIA MILL	18-14
18.7 SNOW LAKE CAMP	18-16
18.8 FLIN FLON CONCENTRATE HANDLING	18-16
19 MARKET STUDIES AND CONTRACTS	19-1
19.1 METAL MARKETING	19-1
19.1.1 Zinc Concentrates	19-1
19.1.2 Copper Concentrates	19-1
19.1.3 Gold Doré	19-1
19.2 CONTRACTS	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	20-1
20.1 ENVIRONMENTAL STUDIES AND PLANNING	20-1
20.1.1 Lalor Mine, Stall Mill, and Paste Plant	20-1

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20.1.2 New Britannia Mill	20-1
20.1.3 Satellite Deposits	20-2
20.2 WASTE AND TAILINGS DISPOSAL AND WATER MANAGEMENT	20-2
20.2.1 Lalor Mine, Stall Mill, and Paste Plant	20-2
20.2.2 New Britannia Mill	20-2
20.2.3 VMS and Gold Deposits	20-3
20.3 PERMITTING REQUIREMENTS	20-3
20.3.1 Lalor Mine, Stall Mill, and Paste Plant	20-3
20.3.2 New Britannia Mine Mill	20-3
20.3.3 Satellite Deposits	20-3
20.4 COMMUNITY SUPPORT	20-4
20.5 INDIGENOUS COMMUNITIES	20-4
20.6 HERITAGE RESOURCES	20-5
20.7 MINE CLOSURE	20-5
20.7.1 VMS and Gold Deposits	20-6
21 CAPITAL AND OPERATING COSTS	21-1
21.1 CAPITAL COSTS	21-1
21.1.1 Regional Satellite Deposits	21-1
21.1.2 Stall Hot Tailings Leaching Project	21-1
21.1.3 1901 Growth Project	21-1
21.1.4 Sustaining Capital	21-2
21.1.5 Operating Costs	21-5
21.1.6 Mining Operating Costs	21-5
21.1.7 Milling Operating Costs	21-6
21.1.8 General and Administrative Costs	21-7
21.2 UNIT CASH AND SUSTAINING CASH COSTS	21-8
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
24.1 CONCLUSION	24-3
25 INTERPRETATIONS AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

LIST OF FIGURES

Figure 4-1: Location of the Lalor Mine and 1901 Mine Mineral Leases and Mineral Claim Lease	4-3
Figure 4-2: Location of the Talbot Deposit Mineral Claims	4-5
Figure 4-3: Location of the WIM Deposit Mineral Claims	4-6
Figure 4-4: Location of the Rail Deposit Mineral Lease and Mineral Claims	4-7
Figure 4-5: Location of the Watts Deposit Mineral Claims	4-8
Figure 4-6: Location of the PEN II Deposit Mineral Claims	4-9
Figure 4-7: Location of the Britannia Gold Project Properties Mineral Leases	4-10
Figure 5-1: Snow Lake Regional Map	5-2
Figure 5-2: Rail, Talbot, and Watts Regional Map	5-3
Figure 6-1: Location of the Tower Deposit Mineral Claims	6-5
Figure 7-1: Geology of Manitoba	7-2
Figure 7-2: Snow Lake Area	7-3
Figure 7-3: Talbot and Watts Lake Area (Natmap)	7-5
Figure 7-4: Rail Lake Area (Natmap)	7-6
Figure 7-5: Lalor Mine Cross-Section (Looking North) With Drill-Hole Traces	7-7
Figure 7-6: 1901 Representative Cross-Section (Looking North) With Drill-Hole Traces	7-8
Figure 7-7: Talbot Deposit Cross-Section (Looking North) With Drill-Hole Traces	7-9
Figure 7-8: WIM Deposit Cross-Section (Looking 305° West-Northwest) With Drill-Hole Traces	7-11
Figure 7-9: Rail Deposit Cross-Section (Looking North) With Drill-Hole Traces	7-12
Figure 7-10: Watts Representative Cross-Section (Looking North-Northeast) With Drill-Hole Traces	7-13
Figure 7-11: PEN II Representative Cross-Section (Looking Northeast) With Drill-Hole Traces	7-14
Figure 7-12: 3 Zone Cross-Section (Looking 104° Southeast) with Drill-Hole Traces	7-15
Figure 7-13: New Britannia Representative Cross-Section (Looking 120° Southeast) with Drill-Hole Traces	7-16
Figure 7-14: Birch Representative Cross-Section (Looking 105° Southeast) with Drill-Hole Traces	7-17
Figure 7-15: Boundary Representative Cross-Section (Looking 125° Southeast) with Drill-Hole Traces	7-18
Figure 8-1: Conceptual Model of a Volcanogenic Massive Sulphide Deposit	8-1
Figure 8-2: Schematic Diagram Showing the Setting and Nature of Orogenic Gold Deposits	8-2
Figure 9-1: Long Cross-Section of Britannia Gold Project (Looking Southwest)	9-3
Figure 9-2: Mineral Occurrences in the Snow Lake Camp	9-5
Figure 9-3: Mineral Occurrences in Talbot and Watts	9-6
Figure 14-1: 3-D View of Mineral Envelope Wireframes	14-2
Figure 14-2: Subdomain in Mineralized Envelope 25	14-3
Figure 14-3: View of Mineral Envelope Wireframes	14-11
Figure 14-4: View of Mineral Envelope Wireframes	14-17
Figure 14-5: 3-D View of the Rail Deposit (Massive-Sulphide Horizon)	14-23
Figure 14-6: View of Mineral Envelope Wireframe	14-27
Figure 15-1: Level 925 Plan View Showing Various Stopes According to Mill Circuit and Mining Along Transverse Stopes	15-3
Figure 15-2: Level 980 Post-Pillar Cut-and-Fill Mining	15-4
Figure 15-3: Access to 1901 Mine Isometric View	15-5
Figure 16-1: Current Lalor Mine Ventilation Long Section	16-3
Figure 16-2: Talbot Design	16-5

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Figure 16-3: Rail Design	16-8
Figure 16-4: Typical Post Pillar Cut-and-Fill Mining-Plan View	16-11
Figure 16-5: Typical Isometric View-Transverse Longhole Open Stoping	16-12
Figure 16-6: Typical Long Section-Longitudinal Retreat Longhole	16-13
Figure 17-1: Snow Lake Flow Diagram-Stall and New Britannia Mills	17-2
Figure 17-2: Stall Concentrator Flowsheet in January 2026; Recent Additions and Changes in Green	17-5
Figure 17-3: External Crushing Plant Flowsheet	17-6
Figure 17-4: Stall Grinding Flowsheet	17-7
Figure 17-5: Stall Copper Flotation Flowsheet	17-8
Figure 17-6: Stall Zinc Flotation Flowsheet	17-9
Figure 17-7: Stall Concentrate Dewatering Flowsheet	17-10
Figure 17-8: New Britannia Grinding Flowsheet	17-12
Figure 17-9: New Britannia Flotation Flowsheet	17-13
Figure 17-10: New Britannia Concentrate Dewatering Flowsheet	17-14
Figure 17-11: New Britannia Leach Flowsheet	17-15
Figure 18-1: Snow Lake Mining, Processing, and Tailings Facilities	18-1
Figure 18-2: Lalor Mine Site General Arrangement	18-4
Figure 18-3: Talbot Property Site Plan	18-5
Figure 18-4: Rail Property Site Plan	18-6
Figure 18-5: WIM Site Layout	18-8
Figure 18-6: 3 Zone Site Layout	18-9
Figure 18-7: New Britannia Site Layout	18-15
Figure 24-1: 2020 ATIA Tailings Drill Hole Locations	24-3

LIST OF TABLES

Table 1-1: Snow Lake Mineral Resource Estimates	1-8
Table 1-2: Summary of Snow Lake Mineral Reserve Estimates	1-10
Table 1-3: LOM Production Schedule	1-13
Table 1-4: Cash and Sustaining Unit Cash Costs	1-16
Table 2-1: Unit Abbreviations	2-3
Table 2-2: Acronyms and Abbreviation	2-4
Table 2-3: Report Contributors	2-5
Table 4-1: General Permits, Miscellaneous Leases, Quarry Leases, and Surface Leases for Snow Lake Operations	4-1
Table 4-2: Mineral Leases and Mineral Claim Leases for the Lalor and 1901 Mines	4-3
Table 4-3: Mineral Claims for the Talbot Deposit	4-4
Table 4-4: List of Mineral Claims for the WIM Deposit	4-6
Table 4-5: Mineral Lease and Mineral Claims for the Rail Deposit	4-7
Table 4-6: Mineral Claims for the Watts Deposit	4-8
Table 4-7: List of Mineral Claims for the PEN II Deposit	4-9
Table 4-8: Mineral Leases for the Britannia Gold Project Properties	4-10
Table 6-1: Lalor Mine Annual Ore Production (2012-2025)	6-1
Table 10-1: Summary of the Lalor Mine Surface Diamond Drilling	10-1
Table 10-2: Summary of the Lalor Mine Underground Diamond Drilling	10-2
Table 10-3: Summary of the 1901 Mine Surface Diamond Drilling	10-3
Table 10-4: Summary of the 1901 Mine Underground Diamond Drilling	10-4
Table 10-5: Summary of the Talbot Deposit Surface Diamond Drilling	10-5
Table 10-6: Summary of the WIM Deposit Surface Diamond Drilling	10-5
Table 10-7: Summary of the Rail Deposit Surface Diamond Drilling	10-6
Table 10-8: Summary of the Watts Deposit Surface Diamond Drilling	10-7

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Table 10-9: Summary of the PEN II Deposit Surface Diamond Drilling	10-7
Table 10-10: Summary of the Britannia Gold Project Surface and Underground Diamond Drilling	10-8
Table 11-1: Lalor and 1901 Measured Specific Gravity Samples	11-2
Table 11-2: Lalor and 1901 MineS CRMs, Duplicates, and Blanks Insertions	11-3
Table 11-3: Lalor and 1901 Standards Inserted	11-3
Table 11-4: Lalor and 1901 Blanks Inserted	11-4
Table 11-5: Coarse Duplicates Inserted for Lalor and 1901	11-5
Table 11-6: Umpire Samples Sent to Check Lab for Lalor and 1901	11-5
Table 13-1: Long-Range Plan Recoveries for Stall and New Britannia	13-2
Table 13-2: Precious Metal Recoveries at Stall Shows the Addition of Cyanide Leaching	13-2
Table 13-3: Base Metal Recoveries at Stall	13-3
Table 13-4: Historical Stall Concentrator Metallurgical Performance	13-4
Table 13-5: Historical Stall Concentrator Products	13-4
Table 13-6: Zinc Rougher-Tailings Cyanide Leach Test Results Summary	13-6
Table 13-7: Historical New Britannia Concentrator Metallurgical Performance	13-7
Table 13-8: Historical New Britannia Concentrator Products	13-7
Table 13-9: 1901 Base-Metal Lens Composite Assays	13-8
Table 13-10: 2021-1901 Comminution Testwork	13-10
Table 13-11: 2026-1901 Base-Metal Lens Composite Assays	13-11
Table 13-12: Talbot Flotation and Gravity Samples	13-13
Table 13-13: Talbot Master Composites and CommINution Samples	13-13
Table 13-14: Talbot Comminution Testwork Results	13-14
Table 13-15: Talbot-Expected Recoveries By Grind Size	13-16
Table 13-16: Talbot-Results of the GRG Tests	13-17
Table 13-17: 2020 WIM Composite Sample Head Grades	13-17
Table 13-18: WIM Master-Composite Rougher Flotation Testwork Results	13-18
Table 13-19: WIM Cyanidation Test Parameters	13-19
Table 13-20: WIM Global Gold-Recoveries	13-20
Table 13-21: WIM Cyanidation Testwork Results	13-20
Table 13-22: WIM Comminution Testwork Results	13-21
Table 13-23: Rail Flotation Testwork Head Assays	13-22
Table 13-24: Rail Comminution Testwork Head Assays	13-23
Table 13-25: Rail Comminution Testwork Results	13-23
Table 13-26: Rail Rougher Flotation Testwork Head Assays and Composites	13-24
Table 13-27: Rail Cyanidation Testwork Results	13-25
Table 13-28: Rail Gravity Gold Recovery Testwork Results	13-26
Table 13-29: 3 Zone Historical Cyanidation Testwork Results	13-27
Table 13-30: 2020 3 Zone Composite Sample Head Grades	13-27
Table 13-31: 3 Zone Master Composite Leach Testwork Results	13-28
Table 13-32: 3 Zone Flotation and Comminution Head Assays	13-29
Table 13-33: 3 Zone Comminution Testwork Results	13-29
Table 13-34: 3 Zone Flotation Testwork Results	13-30
Table 13-35: 3 zone flotation testwork head assays	13-30
Table 14-1: 2026 Gold and Silver Capping Thresholds by Lens	14-4
Table 14-2: Lalor Mine-Search Ellipse Parameters	14-5
Table 14-3: Summary of 2.5 m Composite Stats for Au, Ag, Cu, Zn, and Calculated SG-Lalor Base Metal	14-6
Table 14-4: Summary of 2.5 m Composite Stats for Au, Ag, Cu, Zn, and Calculated SG-Lalor Gold	14-7
Table 14-5: Lalor Mineral Resource Estimates	14-9
Table 14-6: 2026 Capping Thresholds By Lens of Gold and Silver	14-12

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Table 14-7: 1901 Mine-Search Ellipse Parameters	14-12
Table 14-8: Summary of 2.5 m Composite Stats for Au, Ag, Cu, Zn, and Calculated SG-1901 Base Metal	14-13
Table 14-9: Summary of 2.5 m Composite Stats for Au, Ag, Cu, Zn, and Calculated SG-1901 Gold	14-14
Table 14-10: 1901 Mineral Resource Estimates	14-16
Table 14-11: Summary of 2.5 m Composite Stats for Au, Ag, Cu, Zn, and Calculated SG-Talbot	14-18
Table 14-12: Talbot Variogram	14-19
Table 14-13: Talbot Mine-Search Ellipse Parameters	14-20
Table 14-14: Summary of Smoothing Corrections	14-21
Table 14-15: Talbot Mineral Resource Estimates	14-21
Table 14-16: WIM Mineral Resource Estimate	14-22
Table 14-17: Summary Statistics for the Full-Length Composites	14-24
Table 14-18: Variogram Parameters for Rail Model	14-24
Table 14-19: Rail Deposit-Search Ellipse Parameters	14-25
Table 14-20: Rail Mineral Resource Estimates	14-26
Table 14-21: Watts River-Search Ellipse Parameters	14-29
Table 14-22: Watts Mineral Resource Estimates	14-31
Table 14-23: PEN II Mineral Resource Estimates	14-33
Table 14-24: Mineral Resource Estimate for the Britannia Gold Project	14-34
Table 15-1: Lalor Mine and Snow Lake Deposits Mineral Reserve Estimates	15-1
Table 15-2: NSR Input Assumptions by Deposit	15-7
Table 15-3: Stoping Parameters by Mining Method	15-8
Table 15-4: Dilution by Mining Method	15-8
Table 15-5: Recovery Factors by Mining Method	15-9
Table 15-6: Average Recovery Factors by Mining Method	15-9
Table 15-7: Cut-off Costs	15-10
Table 15-8: Reserve Model Depletion Reconciled to Mine's Credited Production by the Mill	15-12
Table 16-1: Mine Mobile Equipment	16-14
Table 16-2: Mine Operations Workforce	16-15
Table 16-3: Mine Production Schedule	16-17
Table 17-1: Stall Mill Production Schedule	17-20
Table 17-2: New Britannia Mill Production Schedule	17-21
Table 17-3: Stall Mill Recovery Schedule	17-22
Table 17-4: New Britannia Mill Recovery Schedule	17-23
Table 17-5: Metal Production Schedule	17-24
Table 17-6: Snow Lake Combined Mill Production and Recovery Schedule	17-25
Table 18-1: Satellite Deposit Underground Infrastructure	18-12
Table 21-1: Snow Lake Growth Capital Expenditures	21-2
Table 21-2: Snow Lake Sustaining Capital Expenditures	21-3
Table 21-3: Snow Lake Mine Sustaining Capital Expenditures	21-4
Table 21-4: Snow Lake Plant and Other Sustaining Capital Expenditures	21-4
Table 21-5: Mine Operating Costs	21-5
Table 21-6: Milling Operating Costs	21-7
Table 21-7: General and Administrative Costs	21-7
Table 21-8: Cash and Sustaining Cash Costs	21-9
Table 24-1: Exclusive Mineral Resource Changes	24-1
Table 24-2: Exclusive Mineral Reserves Changes	24-2

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1 SUMMARY

1.1 INTRODUCTION

Hudbay Minerals Inc. (Hudbay or the Company) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Perú, and the United States. Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver, and molybdenum. Hudbay's mission is to create sustainable and robust returns by leveraging its core strengths in community relations, focused exploration, mine development, and safe, efficient operations.

Hudbay operates multiple properties in the Province of Manitoba. Hudbay's Snow Lake operations include the Lalor Underground Mine, development of the 1901 Mine, and Stall and New Britannia concentrators, Anderson tailings impoundment area (ATIA), Lalor paste plant, and associated infrastructure. Hudbay has operated the New Britannia Mill since 2021, and the mill produces copper concentrate and gold-silver doré. Hudbay initially built the Stall concentrator in 1979 and subsequently implemented many enhancements since 2012 for the processing of Lalor ore, and the mill produces copper and zinc concentrate.

This technical report titled National Instrument 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada (this "Technical Report") supports the public disclosure of Mineral Resources and Mineral Reserves estimates for the Lalor mine and nearby Snow Lake satellite deposits, and to provide an updated life-of-mine (LOM) plan for Lalor, 1901, Talbot, Rail, WIM, and 3 Zone. This report is the current NI 43-101 technical report in respect of all of the mineral properties that form part of the Lalor and Snow Lake operations and supersedes and replaces the 2021 Technical Report in its entirety.

The updated LOM plan maintains average annual production of approximately 185,000 oz of gold to 2030 reflecting several optimization initiatives, including higher mill throughput and gold recoveries.

Over the LOM, the Stall and New Britannia concentrators are planned to process a combined throughput of approximately 5,000 t/d, an increase from current levels of approximately 4,500 t/d. The New Britannia Mill was refurbished and recommissioned in 2021 to increase Lalor gold production, extend the life of the Snow Lake operations through processing gold production from the WIM and 3 Zone deposits, and enable new gold and copper-gold exploration opportunities in the Snow Lake region by having an operating processing facility with substantially higher gold, silver, and copper recoveries. The New Britannia Mill has a nameplate design of 1,500 t/d and a permitted capacity of 2,500 t/d. The LOM plan has been optimized for higher mill throughput rates at New Britannia, maximizing gold production and cash flows. The New Britannia Mill currently operates at more than 2,000 t/d and the updated LOM plan reflects New Britannia ramping up to 2,300 t/d starting in 2027.

The Stall Mill has a nameplate capacity of 3,800 t/d but is currently operating at approximately 2,300 t/d. The updated LOM plan takes advantage of the spare capacity at Stall by adding 1901 zinc-rich reserves to the mine plan and maintains future optionality for other regional deposits. The updated LOM plan reflects Stall throughput ramping up to 3,000 t/d by 2030.

Mineral Reserves total 27 Mt with approximately 2.0 Moz of gold and are reported for Lalor, 1901, Talbot, Rail, WIM, and 3 Zone, and are part of the Mineral Reserve LOM schedule. This represents a two-year mine-life extension as compared to the Mineral Reserve estimates dated January 1, 2026. The increase in reserves and extension of mine life is due to reserve conversion at Lalor and 1901 and higher reserves at the WIM and 3 Zone satellite deposits, in addition to Hudbay's first reserve estimate for the Talbot and Rail satellite deposits following the completion of infill and geotechnical drilling.

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Mineral Resources are also reported for Watts, PEN II, New Britannia, Birch, and Boundary; these deposits are not part of the LOM plan and may provide an opportunity to increase Hudbay's mineral reserve estimates in the area and further expand production in the future. There also remains a large Inferred Mineral Resource estimate at Lalor and 1901, which provides the opportunity to support additional mine plan optimization through additional infill drilling and conversion to Mineral Reserves.

Units of measure used in this Technical Report conform to the International System of Units (metric system), aside from some equipment sizes and historical units of measure given in Imperial units. Metal pricing and related cash costs per metal unit are shown in real 2026 United States (US) dollars. Unless otherwise specified, Canadian dollars are denoted by the symbol $, and United States dollars are denoted by the symbol US$.

1.2 QUALIFIED PERSON

This Technical Report has been prepared in accordance with National Instrument (NI) 43-101 Standards of Disclosure for Mineral Projects. The qualified person (QP) who supervised its preparation is Marc-André Brulotte, P.Geo., Hudbay's Executive Director, Global Mineral Resource Evaluation.

1.3 PROPERTY LOCATION, OWNERSHIP, AND DESCRIPTION

Hudbay holds a 100% interest in the mineral rights for the properties described in this Technical Report. For all the properties described, there are no royalties payable other than those potentially payable to the Province of Manitoba and those in respect of the Britannia Gold Project properties as described in Section 4. Surface rights are held under general permits and are sufficient for purposes of Hudbay's development plans.

The properties included in the Mineral Resource and Mineral Reserve estimates are within a 90 km radius from the town of Snow Lake. Lalor, 1901, New Britannia, and Stall are accessible by all-season roads. Access to the satellite deposits varies, and includes existing roads, forestry roads, and winter roads. The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The area is surrounded by water bodies. Topography shows gentle relief that rarely exceeds 10 m.

The Town of Snow Lake is a full-service community with available housing, hospital, police, fire department, potable water system, restaurants, and stores. To house non-local employees during their work rotations, the company provides a camp in town that services Hudbay employees and contractors for the mine and mill operations. Other infrastructure in the area includes provincial roads, a 115 kV Manitoba Hydro power grid within 4 km of Lalor and Manitoba Telecom land line and cellular phone service. The nearest full-service commercial airport is near Flin Flon, approximately 180 km from Snow Lake.

To support the Snow Lake operations, Hudbay operates the Stall concentrator, with a capacity of approximately 3,800 t/d, and the New Britannia concentrator, with a capacity of approximately 2,500 t/d. Tailings from both mills are stored either in the ATIA or used by the Lalor paste plant.

Hudbay also operates a concentrate-handling facility in Flin Flon that is used to ship concentrate by rail from Stall and New Britannia. The Flin Flon concentrator and zinc metallurgical plant have been on care and maintenance since 2022.

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1.4 HISTORY

The Snow Lake area has a long exploration and mining history. Exploration in the Lalor-Chisel area has been occurring since the 1950s, and the Chisel Basin has hosted four past-producing mines. This basin is also the host of the Lalor deposit.

Lalor was a geophysical discovery by Hudbay. Lalor commenced initial ore production from the ventilation shaft in August 2012 and achieved commercial production from the main shaft in the third quarter of 2014 (Q3 2014). From 2012 through 2025, the mine produced approximately 16.2 Mt of ore. The mine had an initial mine life of 10 years, and after having been in operation for 12 years, Lalor continues to have a reserve mine life of 11 years today. Lalor reached a significant milestone in December 2024 with the recovery of its one millionth ounce of gold from the mine.

Gold in the region was first discovered in 1914 approximately 20 km southeast of Snow Lake, and in 1917 the Moose Horn-Ballast claims produced the first gold in Manitoba. First mine construction at the New Britannia site started in 1945, and in March 1949 the mine was opened as the Nor-Acme mine. Production continued until 1958, during which 4.9 Mt were mined at an average gold grade of 4.4 g/t, and the Nor-Acme mill recovered approximately 610,000 oz of gold during this production period. TVX and High River formed a joint venture to reopen the mine, and TVX became the operator. Full production from the main shaft was achieved in August 1996. Through various transactions, Kinross became the operator of the New Britannia Mine-Mill complex. Production ceased at the end of September 2004, after producing 1.6 Moz of gold, and the mill was put on care and maintenance in 2005 due to a low gold-price environment. QMX Gold Corporation subsequently acquired the New Britannia complex. In 2015, Hudbay acquired a 100% interest in the New Britannia Mill and related mineral properties from QMX Gold Corporation.

The 1901 deposit was discovered in 2019, and in 2020 and 2021 Hudbay conducted infill drilling, metallurgical testing and a pre-feasibility study. In 2025, an exploration drift was completed to reach the 1901 mineralization, and underground drilling continues to de-risk the pathway to full production at the end of 2027 and delineate additional gold reserves. 1901 is expected to increase the total mining rate from the Lalor shaft to 5,000 t/d.

Hudbay increased its Snow Lake land package by more than 250% in 2023 through its acquisition of Rockcliff Metals Corp. (Rockcliff), which included the addition of several known deposits within trucking distance of the Snow Lake processing infrastructure, including the Talbot copper-zinc-gold deposit and the Rail copper-gold deposit.

1.5 GEOLOGY AND MINERALIZATION

The properties of interest for this Technical Report are all in the Trans-Hudson Orogen of the Flin Flon Greenstone Belt. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks.

The volcanogenic massive sulphide (VMS) deposits near the town of Snow Lake have been subdivided into copper-zinc-rich (Cu-Zn, Cu-Zn-Au) and zinc-copper-rich (Zn-Pb-Cu-Ag) types. The copper-zinc-rich deposits mainly occur in the Anderson sequence, and the zinc-copper-rich deposits occur in the Chisel sequence. This includes the Lalor, 1901, Talbot, WIM, Rail, Watts, and PEN II deposits.

The Britannia Gold Project, comprising 3 Zone, New Britannia, Birch, and Boundary, are considered quartz-carbonate vein-type orogenic gold deposits hosted in volcanic and volcaniclastic rocks. Mineralization of the lode-gold vein-type deposits are hosted in the Amisk group mafic and felsic volcanic rocks that are structurally controlled and associated with shear zones, faults, fold hinges, and axial planes that host simple-to-complex vein systems. The mineralization is associated with lithological contacts of contrasting properties in the sequence of interlayered volcanic and volcaniclastic rocks.

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1.6 EXPLORATION

Since the 2021 Technical Report, underground exploration drilling at Lalor has focused on adding and converting Inferred Mineral Resource estimates with a strong emphasis on confirming the continuity of the gold mineralization and testing copper-gold mineralization. Approximately 20,000 m of underground exploration drilling has been completed annually at Lalor since 2021.

Over the same period, underground exploration drilling at 1901 has focused on adding and converting Inferred Mineral Resources, particularly in the gold- and copper-rich mineralization. Exploration and infill drilling was also completed at Rail in 2024 and at Talbot during 2025 and 2026. Regional exploration activities have continued in the Snow Lake area, including the testing of geophysical targets.

Exploration drilling will also follow up on some initial successes obtained between Lalor and the former-producing Chisel mine, while efforts continue to discover new base-metal and gold deposits in the Snow Lake region.

1.7 DRILLING, SAMPLING, ASSAYING, QUALITY ASSURANCE, QUALITY CONTROL, AND VALIDATION

At Lalor, over 6,400 drill holes totalling more than 910,000 m were included in the Lalor database to support the Mineral Resource and Mineral Reserve estimates provided in this Technical Report. Section 10 presents over 98,000 m of surface and underground drilling at 1901; 110,000 m at Talbot; 54,000 m at WIM; 65,000 m at Rail; 27,000 m at Watts; 21,700 m at PEN II; and 740,000 m on the Britannia Gold Project properties. Drilling at all properties uses a combination of NQ and BQ diamond drill holes, surveyed with either Reflex downhole tools or Gyro for deeper or longer holes.

For recent Hudbay drilling programs, before dispatch to the laboratories, core was photographed before samples were split and bagged for shipment, and quality assurance and quality control (QA/QC) samples were inserted into the sample stream. Hudbay's practice involves inserting five blanks, five duplicates, and five Certified Reference Material (CRM) standards every 100 samples. Sample preparation has been conducted at three different laboratories over time. Since September 2016, nearly all samples are prepared and assayed at Bureau Veritas in Vancouver, B.C. Samples from Hudbay's 2025-2026 Talbot program and 2024 Rail program were analyzed using the same principal laboratory procedures.

Results from the QA/QC program for standards, blanks, duplicates, and external checks show that the program has been working effectively, and that the data used provide a representative and unbiased basis for resource modelling purposes.

Most of the drill cores and chip assays from the New Britannia Mine were tested by the previous owners from 1995 to 2003, and were completed at the on-site mill laboratory using a fire assay/atomic absorption finish (FA/AA) method. Standard, blank, and duplicate assay samples were added to each batch of 21 samples for drill core and to each batch of 24 samples for chip samples. The sampling and analytical procedures conformed to the industry standards at the time, and these were adequate to ensure a representative determination for the type of gold mineralization identified on the property. In 2019, Hudbay drilled six holes at 3 Zone to confirm previous drilling results.

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The QP believes that the data is adequate and acceptable for use in estimating Mineral Resources at all the properties covered in this Technical Report.

1.8 MINERAL PROCESSING AND METALLURGICAL TESTING

The New Britannia Mill and Stall concentrator are operating plants running at steady state, and as a result, several of the initial metallurgical test results and assumptions have been revised to reflect the operating experience and performance of the plants over the past five years of operation in processing the ore produced from the Lalor and 1901 mines.

The New Britannia Mill is producing a copper concentrate grade of 15% to 20% Cu at 90% recovery, and a doré via cyanide leaching and carbon adsorption at a grade of 20%-30% Au and 50%-60% Ag. Global recovery via copper concentrate and doré is 90%-91% for gold and 80%-84% for silver. A sulphidization, acidification, recycling, and thickening (SART) plant is currently under construction, and commissioning and ramp-up are scheduled for Q1 2027. The planned SART plant will create a copper precipitate while reducing operational cost through cyanide recovery and sodium metabisulphite reduction.

The Stall concentrator is producing a copper concentrate grade of 18% to 20% Cu at 85% to 88% recovery, and a zinc concentrate grade of 51% Zn at 85% to 88% recovery. Through recent improvements in primary grind size and the installation of a gravity concentrator, 70%-75% of the gold and 60%-65% of the silver are recovered and sold in the copper concentrate as co-products.

Metallurgical testwork conducted in 2019 and 2026 on WIM and 3 Zone has confirmed that this mineralization is also amenable to successful beneficiation at the New Britannia Mill. Composites were created for each deposit and submitted for mineralogical, comminution, and flotation, as well as leach testwork and gravity concentration. These tests have been used to confirm the copper, gold, and silver recoveries applied in the LOM plan for these two satellite deposits.

Metallurgical testwork conducted in 2026 on Rail and Talbot deposits have confirmed viability of grinding, flotation, and cyanide leaching in both Stall and New Britannia flowsheets.

Hudbay aims to recover additional gold from ore processed at Stall Mill by expanding pipeline and leaching capacity at New Britannia in 2027 (Hot Tailings Leaching Project). Global gold recovery from Stall Mill feeds looks to increase to 92%-93% with samples from all deposits confirmed via similar amenability testwork.

1.9 MINERAL RESOURCE ESTIMATES

For the present estimates, Hudbay has implemented a stringent approach to establish the potential for economic resource extraction reporting for underground deposits. With this approach, the mineralization with reasonable prospects for economic extraction at all the deposits is reported in the constraint of a "stope-optimization envelope." This excludes small, isolated individual blocks above the economic cut-off criteria from the Mineral Resource estimate, and includes some "geological dilution" that would need to be included in the economic envelope to maintain minimum spatial continuity requirements to define mineable shapes.

The parameters used as input to define the stope-optimization envelope cover all the relevant technical and economic constraints, including minimum stope and waste-pillar dimensions and the NSR value calculation for each block based on anticipated metal recoveries, long-term metal price forecast, and operating and capital costs based on the 2027 Lalor mine and Stall concentrator budgets. In all cases, two NSR values were calculated for each block to assess and compare the value of the blocks going to the Stall Mill or going to the New Britannia Mill. The Mineral Resource estimates are reported to ensure that each potential stope would cover all its associated operating mining and milling costs. The details of the NSR are indicated in the footnotes of the Mineral Resource table for each deposit.

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1.9.1 Lalor, 1901, Watts, and PEN II

For the Lalor, 1901, Watts, and PEN II properties, Hudbay personnel constructed the 3-D resource model and the Mineral Resource estimates following Hudbay procedures, in compliance with best industry standards and the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (MRMR Best Practice Guidelines) (CIM, 2019) using Leapfrog (Version 4.2.3) and MineSight (Version 15), two industry-standard commercial geological and mining software programs.

Constructing the mineralized envelopes was solely based on the type of mineralization intersected. To this effect, assay intervals with high gold grade, but no zinc or copper, were excluded from base-metal lenses and vice versa. Sample coding was checked to ensure proper tagging of the solids to actual drill-hole locations. For grade interpolation purposes, in all cases the mineral envelopes were used as hard boundaries.

Density values were generated from robust multi-regression formulas where no actual measurement was taken. Assay intervals were regularized by compositing drill-hole data in each interpreted mineralized envelope. Although most of the drill holes were assayed in 1 m intervals, the mine engineering team selected a composite length of 2.5 m as more appropriate to conduct interpolation into the 5 x 5 x 5 m block size as the optimum selective mining unit (SMU).

Exploratory data analysis (EDA) includes basic statistical evaluation of the composites for zinc, gold, copper, silver, and density and specific gravity (SG). EDA was conducted separately for each mineralized envelope and aimed to identify subdomains that did not support the use of hard contacts for grade interpolation purposes, but which justified being used for grade capping, block model validation, smoothing assessment and correction, and resource classification.

The decile analysis (Parish, 1997) method was used to define high-grade outliers and to confirm the need for grade capping. This analysis was conducted on the 2.5 m composites for each subdomain independently. Downhole and directional variograms for zinc, gold, copper, silver, and SG were created for each individual mineral envelope. A linear combination of a nugget and two nested spherical models was adjusted in all cases. Once generated, a systematic visual check was conducted to ensure that the search ellipsoid would be correctly oriented with respect to the geometry of the mineral envelopes.

The grade estimation process was validated for each envelope to ensure appropriate honouring of the input data, and subsequent unbiased resource reporting and use of the model for Mineral Reserve estimation. The validation steps included systematic visual investigations, and checks for global bias and over-smoothing. Where the model was found to be over-smoothed, an indirect log-normal correction was applied to the kriged estimates.

The primary criteria for resource classification were the regression slope values obtained from the grade estimates of ordinary kriging (OK) of zinc (in the case of base-metals lenses) and gold (in the case of gold zones). The block-by-block coding assignation was then smoothed to remove isolated blocks of one category in another.

1.9.2 Talbot and Rail

Hudbay prepared updated Mineral Resource models for the Talbot and Rail deposits using Leapfrog, and MinePlan (Version 16.5) or MineSight. Hudbay personnel constructed the models and Mineral Resource estimates in accordance with Hudbay procedures, industry standards, and MRMR Best Practice Guidelines.

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At Talbot, drill-hole data were composited to 2.5 m, and grades were estimated into 5 x 5 x 5 m blocks using OK. Resource classification was based primarily on the copper estimate regression slope.

Rail is a narrow deposit expected to be mined across its full width. Full-length composites were calculated for each drill-hole intersection, and grades were estimated into 5 x 10 x 10 m blocks using OK. Resource classification was based on the copper estimate regression slope.

1.9.3 WIM

Golder Associates (Golder) prepared a resource model for the WIM property in 2015 using Datamine (Version 2.1.1547.0), an industry standard commercial geological and mining software. The procedures used to create and validate the resource block model are compliant with best industry standards and the MRMR Best Practice Guidelines.

A smooth and continuous three-dimensional (3-D) mineralized envelope was built using a copper equivalency cut-off grade (COG) to guide constructing the mineralized envelope, both including material below cut-off where necessary to maintain the continuity of the envelope. Scatter plots were used to identify assay outliers and for grade capping. Missing density-values were generated using a linear regression formula from either the iron grade or the copper grade. A composite length of 1 m was selected to conduct interpolation into the blocks and compositing was weighted by density.

A block size of 15 m east-west (strike), 3 m north-south (thickness), and 5 m elevation was selected. Grades for copper, zinc, gold, silver, and SG were estimated using an inverse distance interpolant (IDW2) in its unfolded space, and interpolation was weighted by density. A nearest neighbour (NN) interpolation was also performed to provide a declustered sample grade for block-model validation. The search ellipsoids were defined from pairwise variograms modelled by a linear combination of a nugget and nested spherical structures.

Resource classification was assigned based on the search parameters used for grade interpolation. The block-by-block coding assignation was then smoothed to remove isolated blocks of Indicated in areas of mostly Inferred category and vice versa.

1.9.4 Britannia Gold Project

In 2019, Golder prepared a resource model for the 3 Zone gold deposit using Datamine (Version 2.1.1547.0).

COG was used to guide the construction of the mineralized envelope while including material below cut-off where necessary to maintain the continuity of the envelope. Scatter plots were used to identify assay outliers for grade capping. A composite length of 1 m was selected to conduct interpolation into the blocks. Compositing was not weighted by density due to the absence of correlation between density and gold grade.

A block size of 5 m east-west, 5 m north-south, and 2 m elevation was selected at 3 Zone. Gold grade was interpolated for 3 Zone using OK. NN interpolation was also performed to provide declustered sample grade for block model validation. The search ellipsoids were defined from pairwise variograms modelled by a linear combination of a nugget and nested spherical structures. The information Golder provided was validated to ensure the built quality matched Hudbay technical standards.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Resource classification was assigned based on the search parameters used for grade interpolation. The block-by-block coding assignation was then smoothed to remove isolated blocks of Indicated in areas of mostly Inferred category and vice versa.

For 3 Zone, there are no Mineral Resource estimates being reported exclusive of the Mineral Reserve estimates. All Measured and Indicated Mineral Resource estimates that were deemed non-economic after applying the resource-to-reserve appropriate conversion factors were simply removed from the resource inventory. In 2019, Golder produced block models of the former New Britannia Mine and its satellite gold deposits (the Britannia Gold Project). These block models were used to develop mineable shape optimization (MSO) to constrain Mineral Resources. Given the fact that Hudbay did not conduct a confirmatory drilling campaign, the Mineral Resources were downgraded to Inferred.

Table 1-1 presents the exclusive Mineral Resource tonnes and grades by deposit.

TABLE 1-1: SNOW LAKE MINERAL RESOURCE ESTIMATES

	Tonnage (kt)	Au Grade (g/t)	Cu Grade (%)	Zn Grade (%)	Ag Grade (g/t)
Gold Zone Resources-Inferred
Lalor	1,540	3.38	1.90	0.19	12.4
1901	3,300	2.87	0.94	0.49	10.2
WIM	1,120	1.44	0.70	0.25	3.4
Total Gold Zone Resources-Inferred	5,960	2.73	1.14	0.36	9.5
Base Metal Resources-Inferred
Lalor	140	1.94	0.28	5.14	32.5
1901	780	2.19	0.23	6.55	41.6
Talbot	880	2.23	1.52	1.17	29.6
Rail	740	1.03	3.29	0.55	8.9
Watts	3,150	1.00	2.34	2.58	31.0
Pen II	600	0.30	0.46	9.09	6.8
Total Base Metal Resource-Inferred	6,290	1.28	1.85	3.31	27.2
Total Gold and Base Metal Resources-Inferred
Lalor	1,680	3.26	1.77	0.60	14.1
1901	4,080	2.74	0.80	1.65	16.2
Talbot	880	2.23	1.52	1.17	29.6
WIM	1,120	1.44	0.70	0.25	3.4
Rail	740	1.03	3.29	0.55	8.9
Watts	3,150	1.00	2.34	2.58	31.0
Pen II	600	0.30	0.46	9.09	6.8
Total Gold and Base Metal Resources-Inferred	12,250	1.98	1.51	1.88	18.6

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	Tonnage (kt)	Au Grade (g/t)	Cu Grade (%)	Zn Grade (%)	Ag Grade (g/t)
Britannia Gold Project-Inferred
Upper Britannia	3,180	2.83	-	-	-
Lower Britannia	2,520	3.44	-	-	-
Boundary	1,420	2.23	-	-	-
Birch	1,140	2.51	-	-	-
Total Britannia Gold Project-Inferred	8,260	2.87	-	-	-

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources listed in the chart above are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources in the above table do not include mining dilution or recovery factors.

4. Base metal mineral resources are estimated based on the assumption that they would be processed at the Stall concentrator while gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Metal prices of US$1.25/lb Zn, US$3,600/oz Au, US$5.00/lb Cu, and US$40.00/oz Ag with an exchange rate of 1.33 CAD/USD were used to estimate Mineral Resources.

6. Mineral Resources are estimated using a minimum NSR cut-off of $160/t for Lalor and 1901, $125/t for WIM and $150/t for all other deposits.

1.10 MINERAL RESERVE ESTIMATES

No Mineral Reserve estimates are reported for the PEN II, Watts, and the Britannia Gold Project deposits (other than 3 Zone). The joint LOM plan and Mineral Reserve estimates were developed for the Lalor mine, 1901 mine, Talbot, Rail, WIM, and 3 Zone deposits.

The following steps were followed in developing the Mineral Reserve estimates at Lalor, 1901, Talbot, Rail, WIM, and 3 Zone:

  For Lalor, calculate two payable NSR values for each individual block in the resource model depending on whether processing would occur at the Stall concentrator or at the New Britannia concentrator, using long-term metal prices, concentrator recoveries, metal payability, and downstream smelter treatment and refining costs assumptions. Satellite-deposit NSRs reflect their planned processing routes.
  Design stopes in the Deswik Stope Optimizer, considering depleted Mineral Resources, existing workings, resource categories and mine and mill operations costs. Dilution and recovery are estimated and applied at this step.
  Considering ore type, planned routing, grades, and NSR value, assign to either Stall or New Britannia concentrator.
  Establish stope economics using a secondary NSR calculation where, along with mine and mill operations costs, mine capital, waste development, and off-site administration costs are applied to each stope.
  Assign whether stopes can be upgraded to Mineral Reserves based on resource classification.
  Design ore development required for mining the reserves. Deplete development from the stopes. Interrogate grades of designed development for inclusion in Mineral Reserves. Sequence and schedule development and stope production for input to a financial LOM study to support Mineral Reserve economics.
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The above method considers the different ore types and milling options at Lalor, and the planned processing routes for the other deposits.

The Mineral Reserve estimates exclude the mined out Mineral Resources, non-recoverable pillars in mined-out areas (rib, post, and sill), Mineral Resources that are sterilized or not recoverable due to previous mining, and stopes based on Inferred Mineral Resource estimates.

Reconciliation between the Lalor reserve model and production credited by the mills for 2023 through 2025 shows that tonnes and metal grades reconciled within 5%. Mill tonnage was approximately 5% higher than reserve model depletion, while gold, silver, copper, and zinc grades reconciled within 2%, 1%, 5%, and 4%, respectively.

The QP concludes that the Mineral Reserves as classified and reported comply with all disclosure in accordance with the MRMR Best Practice Guidelines requirements and definitions. Other than as disclosed in this Technical Report, the QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

The Lalor Mine, 1901, Talbot, Rail, WIM, and 3 Zone Mineral Reserves as of September 1, 2026, are summarized in Table 1-2.

TABLE 1-2: SUMMARY OF SNOW LAKE MINERAL RESERVE ESTIMATES

Snow Lake Mineral Reserve Estimates-September 1, 2026
			Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Gold	Proven	Lalor	4,667,000	3.78	0.43	0.70	21.78
		Subtotal	4,667,000	3.78	0.43	0.70	21.78
	Probable	Lalor	5,901,000	3.20	0.87	0.27	14.65
		1901	341,000	2.66	0.75	0.68	15.23
		WIM	3,653,000	1.17	1.29	0.21	5.06
		Subtotal	9,895,000	2.43	1.02	0.26	11.13
Base Metal	Proven	Lalor	4,977,000	2.02	0.32	4.15	25.66
		1901	970,000	1.54	0.29	7.61	23.93
		Subtotal	5,947,000	1.94	0.32	4.71	25.38
	Probable	Lalor	822,000	1.39	0.38	3.97	23.01
		1901	307,000	2.17	0.27	7.27	27.38
		Talbot	2,712,000	1.46	1.92	1.14	26.47
		Rail	1,507,000	0.53	1.96	0.55	5.62
		Subtotal	5,348,000	1.23	1.60	1.76	20.12
Gold and Base Metal	Proven and Probable	Lalor	16,367,000	2.92	0.55	1.76	20.45
		1901	1,618,000	1.89	0.38	6.08	22.75
		Talbot	2,712,000	1.46	1.92	1.14	26.47
		WIM	3,653,000	1.17	1.29	0.21	5.06
		Rail	1,507,000	0.53	1.96	0.55	5.62
		Total	25,857,000	2.31	0.87	1.67	18.19

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Snow Lake Mineral Reserve Estimates-September 1, 2026
Britannia Gold Project	Probable	3 Zone	1,153,000	2.81
Proven and Probable-All Deposits	Proven and Probable	All Deposits	27,010,000	2.33

Notes:

1. Totals may not add correctly due to rounding.

2. The economic viability of the Mineral Reserve estimates was confirmed using metal prices of US$1.25/lb of zinc, US$3,600/oz of gold, US$5.00/lb of copper, and US$40.00/oz of silver with an exchange rate of 1.33 CAD/USD. Lalor and 1901 Mineral Reserves were estimated using a minimum NSR cut-off for Stall Mill ore material of $160 longhaul and $199 post pillar and a minimum NSR cut-off for New Britannia ore material of $184 for longhaul and $223 for post pillar.

3. 3 Zone, Talbot and Rail Mineral Reserves identified at an NSR cut-off value of $150/t. The NSR considers the metallurgical recoveries via processing at the Stall Mill. WIM Mineral Reserves identified at an NSR cut-off value of $125/t.

4. WIM Mineral Reserves are estimated assuming processing recoveries of 98% for copper, 88% for gold, and 70% for silver based on processing through New Britannia's flotation and tailings leach circuits.

5. 3 Zone Mineral Reserves are estimated assuming processing recoveries of 85% for gold based on processing through New Britannia's leach circuit.

6. Mineral reserves include internal and external dilution and mining recovery of $150/t.

1.11 MINING METHODS AND PRODUCTION SCHEDULE

Geology, geotechnical information, ore-body geometry, productivity, and mining experience are the key drivers for selecting the best-suited mining methods at Lalor Mine and the Snow Lake satellite deposits, including considerations for lateral and vertical development, production, backfilling, and ore transportation.

At Lalor, the hanging wall and footwall rocks are in general of good quality, allowing the use of mechanized drilling and blasting techniques. The mineralized lenses dip at an average of 30°, but locally varying from 10° to 55°. Mining methods currently in use include cut-and-fill and longhole open stope. Paste backfill is used to increase recovery and accelerate the mining cycle. Lower-grade areas will be filled with rock from waste development, as all rock produced during the development cycle is disposed of as backfill in the mining cycle.

Lalor ore is mucked using load-haul-dump (LHD) loaders, which are operated remotely in inaccessible areas. LHD's load ore into underground haul trucks at the stoping level, or from ore passes and transport it to the ore-handling system at the production shaft for hoisting to surface. One of two rock breakers size the ore delivered to the production shaft to less than 0.55 m. Ore is hoisted from the mine by two 16 tonne-capacity bottom-dump skips in balance, hoist the ore from the mine. Gold and base-metal ores are hoisted and stockpiled separately. At surface, ore is trucked to a two-stage crusher at the Stall Mill site, crushed to less than 0.15 m, then sent to either the Stall or New Britannia concentrator for processing. Paste backfill is used at Lalor to increase recovery and accelerate the mining cycle. Lalor Mine production bulk-mining methods are approximately 20% cut-and-fill and 80% longhole. The Lalor Mine equipment fleet is sized for a maximum capacity of 5,000 t/d. When 1901 reaches full capacity, the combined average production rate from Lalor and 1901 is expected to be 4,850 t/d.

At 1901 Mine, the primary mining method will be post-pillar, mechanized cut-and-fill, with longhole open stoping used where the deposit is sufficiently steep. The deposit will be accessed from the existing Lalor-Chisel ramp, and ore will be hauled underground to the Lalor ore-handling system on Level 910. The planned production rate at full capacity is approximately 800 t/d.

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Talbot will be mined using longitudinal-retreat longhole stoping, with cemented rockfill. The deposit will be divided into four mining blocks, with each block mined using a bottom-up sequence. The planned production rate is approximately 875 t/d. Ore will be trucked to surface and transported to the Stall Mill.

Rail will be mined using top-down longitudinal-retreat longhole stoping without in-cycle backfill. The deposit will be accessed by a central ramp extending approximately 400 m below surface. The planned production rate is approximately 1,200 t/d, with ore trucked to surface and transported to the Stall Mill.

WIM will be mined primarily using bottom-up longitudinal-retreat longhole stoping, with transverse longhole stoping used in wider areas. The deposit will be divided into six mining blocks, with unconsolidated rockfill and rib pillars used between adjacent stopes. Production is planned to increase from approximately 800 t/d during ramp development to 1,800 t/d as additional mining fronts become available. WIM will be accessed through a new surface decline extending approximately 870 m vertically, and ore will be hauled to surface for transport to the New Britannia Mill.

At 3 Zone, longitudinal-retreat longhole stoping will be used with a 15 m sublevel interval. The deposit will be divided into three mining blocks and mined using a bottom-up sequence, with unconsolidated rockfill and rib pillars between adjacent stopes. The existing portal and ramp provide access to approximately 120 m deep, while existing sills extend to approximately 140 m. The existing ramp will be rehabilitated, and a new haulage ramp will be developed below the previously mined areas. The planned production rate is approximately 800 t/d, with ore hauled to surface for transport to the New Britannia Mill.

The combined LOM production schedule for Lalor, 1901, Talbot, Rail, WIM, and 3 Zone extends from 2027 through 2043. Deswik software was used to sequence and schedule production using historical mining rates and equipment and crew capabilities. The resulting schedule shown in Table 1-3 was adjusted to balance development, production, and processing requirements.

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TABLE 1-3: LOM PRODUCTION SCHEDULE

Year	Lalor					1901					Talbot					Rail					WIM					3 Zone
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)
2027	1,549,398	4.08	22.37	0.72	1.69	152,374	2.82	25.23	0.41	5.89	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-
2028	1,539,420	3.74	21.43	0.79	1.21	202,654	2.49	17.14	0.64	3.51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2029	1,462,495	3.81	22.00	0.94	1.13	286,640	2.14	24.73	0.38	5.92	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	1,499,519	3.24	18.83	0.82	1.16	248,773	1.75	22.64	0.46	4.45	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	247,483	2.998
2031	1,504,602	3.28	19.40	0.46	1.14	245,219	1.48	22.34	0.27	7.48	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,234	2.739
2032	1,475,617	2.15	19.95	0.34	1.77	271,828	1.39	23.41	0.28	8.43	-	-	-	-	-	43,835	0.48	5.24	1.71	0.55	-	-	-	-	-	233,548	2.737
2033	1,397,932	2.42	18.68	0.59	1.80	164,339	1.48	25.20	0.30	6.84	-	-	-	-	-	392,723	0.52	5.52	1.76	0.56	-	-	-	-	-	229,999	2.595
2034	1,354,712	1.98	19.90	0.37	2.45	44,566	2.24	17.18	0.21	3.60	81,385	1.33	29.72	1.71	1.55	443,991	0.48	5.19	1.76	0.51	15,734	0.85	5.37	0.76	0.04	215,973	2.96
2035	1,390,198	1.98	21.09	0.38	2.43	-	-	-	-	-	196,255	1.78	35.73	2.02	1.42	444,000	0.55	5.87	2.26	0.51	197,042	0.95	5.56	0.87	0.08	-	-
2036	1,317,527	2.10	20.58	0.32	2.42	-	-	-	-	-	263,806	1.51	34.47	2.28	1.72	182,048	0.62	6.37	2.19	0.71	162,042	0.90	5.31	1.08	0.06	-	-
2037	1,318,639	2.21	18.31	0.14	2.49	-	-	-	-	-	282,091	1.22	25.74	1.84	1.13	-	-	-	-	-	185,971	0.85	5.85	1.49	0.10	-	-
2038	-	-	-	-	-	-	-	-	-	-	315,750	1.45	26.12	1.90	1.07	-	-	-	-	-	486,643	1.10	5.66	1.42	0.14	-	-
2039	-	-	-	-	-	-	-	-	-	-	315,385	1.42	26.56	2.00	1.14	-	-	-	-	-	607,878	0.95	4.67	1.25	0.19	-	-
2040	-	-	-	-	-	-	-	-	-	-	319,375	1.02	20.28	1.65	0.96	-	-	-	-	-	619,768	1.46	5.40	1.29	0.14	-	-
2041	-	-	-	-	-	-	-	-	-	-	320,250	1.72	24.99	2.14	0.98	-	-	-	-	-	557,208	1.53	5.42	1.33	0.19	-	-
2042	-	-	-	-	-	-	-	-	-	-	305,864	1.53	26.59	2.06	1.14	-	-	-	-	-	531,249	1.11	4.15	1.31	0.40	-	-
2043	-	-	-	-	-	-	-	-	-	-	311,503	1.63	21.72	1.58	0.80	-	-	-	-	-	289,480	1.10	4.12	1.31	0.39	-	-
LOM1, [2]	15,810,058	2.85	20.26	0.54	1.76	1,616,393	1.90	22.76	0.38	6.08	2,711,664	1.46	26.47	1.92	1.14	1,506,597	0.53	5.62	1.96	0.55	3,653,015	1.17	5.06	1.29	0.21	1,153,238	2.81

Note: 1 Totals in tonnes may not add correctly due to rounding.

2 LOM metal grades are calculated as weighted averages.

Readers should be advised that LOM totals and weighted averages presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

1.12 RECOVERY METHODS

Hudbay's Snow Lake processing operations include the Stall and New Britannia concentrators. Processing assignments are based on ore characteristics and associated metallurgy. High-grade gold ore is processed at New Britannia, while the remaining base-metal-dominant ore is processed at Stall. Talbot and Rail ore is planned for processing at Stall, while WIM and 3 Zone ore is planned for processing at New Britannia.

Ore is initially transported to the external crushing plant at the Stall Mill. Gold ore is crushed, stockpiled, and hauled to New Britannia, while base-metal ore is directed to Stall. The external crushing plant was commissioned in 2021, concurrently with the decommissioning of the former Chisel and indoor Stall crushing plants.

The Stall concentrator produces a copper concentrate with gold and silver credits, and a zinc concentrate. Both concentrates are trucked to Flin Flon. From there the copper and zinc concentrate is loaded onto rail cars and shipped to third-party smelters. Stall operates at a nominal throughput of 3,000 t/d, with a peak of up to 4,500 t/d.

The New Britannia Mill was refurbished and recommissioned in 2021. It uses grinding, flotation, and tailings cyanidation to produce a copper-gold concentrate and gold-silver doré. The initial refurbishment targeted a design throughput of 1,500 t/d; subsequent improvements have increased throughput to 2,350 t/d and it is permitted to 2,500 t/d. Both concentrators operate 24 h/d, 365 d/a, with scheduled downtime for maintenance as required.

Copper and zinc concentrates are dewatered and transported to the Flin Flon concentrate-handling facility. New Britannia tailings are treated for cyanide destruction and pumped approximately 7 km to the Stall Mill. Tailings from the two mills are directed either to the ATIA or to the Lalor paste backfill plant.

Between Q3 2024 and Q4 2025, modifications to the Stall grinding and gravity-recovery circuits included adding tertiary grinding and Knelson gravity concentrators. SART plant construction at New Britannia is underway and is expected to be completed by the end of 2026. The SART process is intended to recycle cyanide, recover dissolved copper and silver, reduce reagent consumption, and improve overall performance.

1.13 MARKET STUDIES AND CONTRACTS

Snow Lake operations produce three main saleable products: copper concentrate, zinc concentrate, and gold doré bars. Copper concentrate (Stall and New Britannia) and zinc concentrate (Stall) are produced with payable gold and silver credits.

Following the closure of Hudbay's Flin Flon zinc plant in 2022, upgrades to final concentrate moisture were achieved to ensure Lalor's zinc concentrate can be sold widely, including offshore. Offshore deliveries are railed to the Port of Trois-Rivières, Québec, and to the Port of Churchill, Manitoba.

Copper concentrate produced at the Stall and New Britannia mills is sold directly to a North American copper smelter under a long-term frame agreement. The copper concentrate is transported by rail.

Gold doré bars produced at New Britannia mill are delivered to a North American refinery using specialized third-party transportation, and are sold under standard industry terms.

Hudbay's Manitoba Business Unit initiates, manages, and administers engineering, supply, and construction contracts. Hudbay has a marketing division that is responsible for administering the Company's marketing and sales of concentrates and metals. As well, Hudbay conducts ongoing research of metal prices and sales terms as part of normal business, and long-range planning process to achieve market terms. Contract terms used in the financial evaluation are based on this research, and the QP has reviewed these results, and they support the assumptions made in this Technical Report.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

1.14 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The permits required for the current Snow Lake operations, including the Lalor Mine, 1901 mine, Stall concentrator, New Britannia concentrator, and ATIA have all been issued and remain valid. Hudbay has not yet applied for the permits required to bring the Mineral Reserves from the Talbot, Rail, WIM, and 3 Zone satellite deposits into production. The permitting process will require, among other things, additional environmental studies and Indigenous consultation.

At this time, there are no known environmental concerns that could adversely affect Hudbay's ability to operate the Lalor Mine. Since the mine site is near existing facilities in the Snow Lake area, the Lalor Mine was able to utilize infrastructure, services, and previously disturbed land associated with permitted, pre-existing and current mining operations in the Snow Lake area. The Lalor Mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible, and by using existing licensed facilities for withdrawing water and disposing of waste. The ATIA has sufficient planned capacity to receive tailings from Lalor and the satellite deposits. A further ATIA facility raise was initiated in 2026 and is expected to be completed by the end of the year. No new processing or tailings-disposal facilities are currently anticipated for the satellite deposits.

Environmental baseline studies have been completed for the 1901 deposit, and will support the required development and infrastructure approvals. AECOM conducted environmental studies at Talbot and Rail in 2019 and 2025. Additional baseline studies commenced in June 2026 for 3 Zone, the New Britannia Mine, Boundary, Birch, WIM, and Watts. The information collected will support future regulatory applications, Indigenous and community consultation, environmental impact assessments, and the development of environmental-protection measures.

3 Zone is part of the New Britannia site. Significant environmental studies of the area are available, and additional environmental assessments would be used to augment Hudbay's understanding of the property and any potential off-site impacts. Approvals to advance this project would be through Provincial regulators as part of an alteration of the existing Environment Act licence for the property.

Initial environmental reviews and assessments will need to be completed at Watts. Permitting efforts will be completed prior to the project advancement. Hudbay plans to engage qualified consulting firms to carry out baseline studies when there is a better understanding of when the Watts potential mine production would best fit into the integrated business plan of Hudbay's Snow Lake operations.

Hudbay engaged AECOM to carry out baseline studies for the PEN II property. Once completed, these studies will comply with the regulatory requirements and will be part of the permitting submission process should the PEN II Zone project be advanced.

Based on Hudbay's more than 60 years of mining experience in the Snow Lake region, and baseline studies to date, there is no known First Nation or Indigenous hunting, fishing, trapping, or other traditional use of the land in the Lalor Mine's zone of potential influence and associated facilities. To better understand potential effects from the Snow Lake operations and deposits, in 2027, Hudbay will conduct an associated study in collaboration with potentially affected Indigenous communities. Post closure, all water quality and earthen structures will be monitored and inspected to ensure that site conditions meet the applicable regulatory requirements.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Hudbay signed an exploration agreement with Kiciwapa Cree Nation (KCN) in February 2025 and an exploration agreement with Mosakahiken Cree Nation (MCN) in April 2025. Hudbay continues to engage KCN, MCN, and other Indigenous communities of interest, and will provide the information required to support Crown consultation for future developments.

Closure plans and financial assurance are in place for the existing Snow Lake facilities. Future developments will require corresponding updates to the applicable closure plans and financial assurance. Preliminary closure costs for Talbot, Rail, WIM, and 3 Zone are estimated at $7 million to $13 million for each deposit, and have been included in the project evaluations.

1.15 CAPITAL AND OPERATING COSTS

The Snow Lake operations capital expenditure profile supports the growth and sustaining initiatives required to achieve the LOM plans for Lalor, 1901, and the regional satellite deposits. Total capital expenditures are estimated at $1.64 billion over the LOM, comprising $752 million of growth capital and $888 million of sustaining capital. Growth capital is allocated to developing the satellite deposits, implementing the Stall Hot Tailings Leaching Project, and advancing the development of the 1901 deposit. Sustaining capital includes capitalized underground development, mobile equipment rebuilds and replacements, and ongoing tailings-facility infrastructure upgrades.

Operating cost estimates have been developed using a bottom-up approach based on local supplier quotations, Manitoba operating experience, regional labour costs, and actual 2026 operating costs. The estimates include mining, milling, and attributable G&A costs. Labour, including employee and contractor costs, represents the largest component of mining and milling operating costs. General and administration costs comprise shared services, administration, and other costs for the Snow Lake operations.

LOM gross revenue is estimated to comprise approximately 70% precious metals and 8% zinc. Table 1-4 summarizes the projected gold production, cash costs and sustaining cash costs on a gold basis with a LOM average of US$1,180/oz and US$1,613/oz, respectively. From 2027 to 2031, strong gold production and by-product credits support the gold-basis cash cost profile.

TABLE 1-4TABLE 1-4: CASH AND SUSTAINING UNIT CASH COSTS

Year	Gold Production (koz)	Cash Cost (US$/oz)	Sustaining Cash Cost (US$/oz)
2027	186	762	1,295
2028	183	912	1,473
2029	181	829	1,402
2030	176	1,163	1,682
2031	173	1,435	1,775
2032	121	1,960	2,202
2033	128	1,429	1,674
2034	108	1,703	1,875
2035	102	1,008	1,478
2036	99	1,115	1,538
2037	98	1,411	1,912
2038	27	893	2,276
2039	27	994	1,850

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Year	Gold Production (koz)	Cash Cost (US$/oz)	Sustaining Cash Cost (US$/oz)
2040	34	1,027	1,316
2041	39	575	643
2042	29	944	1,010
2043	23	1,891	1,919
LOM1, [2]	1,732	1,180	1,613

Notes: 1 Total gold production may not add correctly due to rounding.

2 LOM cash costs are calculated as weighted arithmetic means.

Cash costs and sustaining cash costs on a gold basis assumes the following commodity prices: US$5.80/lb of copper for 2027, US$5.50/lb of copper for 2028 to 2030 and $5.00/lb of copper long-term; US$4,200/oz of gold for 2027, US$4,000/oz of gold for 2028, US$3,900/oz of gold for 2029, US$3,750/oz of gold for 2030 and US$3,600/oz of gold long-term; US$70/oz of silver for 2026, US$57.50/oz of silver for 2027, US$55.00/oz of silver for 2028, US$50/oz of silver for 2029, US$45/oz of silver for 2030 and long-term; US$1.40/lb of zinc for 2027, US$1.35/oz of zinc for 2028, US$1.30/lb of zinc for 2029 and 2030, and US$1.25/lb of zinc long-term.

Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

1.16 INTERPRETATION AND CONCLUSION

Lalor has operated continuously since mid-2012 and produced approximately 16.2 Mt of ore through the end of 2025. After a continuous production ramp-up cycle, the mine has reached steady-state ore-production of around 4,500 t/d.

Since the 2021 Technical Report, Mineral Resource definition drilling at Lalor and 1901 has converted approximately 90% of Inferred Mineral Resources to Measured and Indicated categories, demonstrating deposit and grade continuity. Historical reserve-to-mill reconciliation aligns with planned schedules, throughput, and recovered grades, confirming the validity of the block models and supporting current Mineral Resource and Mineral Reserve estimates.

New Britannia was refurbished and recommissioned in 2021 and now operates at a nominal throughput of approximately 2,350 t/d. Together with the Stall concentrator, which operates at a nominal throughput of approximately 3,800 t/d, New Britannia provides Snow Lake with separate processing routes for gold-rich and base-metal-dominant ore. High-grade gold ore is prioritized for processing at New Britannia, while the balance of the base-metal-dominant ore is processed at Stall.

The updated LOM plan integrates production from Lalor, 1901, Talbot, Rail, WIM, and 3 Zone. Proven and Probable Mineral Reserves for these deposits total approximately 27.0 Mt grading 2.3 g/t Au, 0.87% Cu, 1.67% Zn, and 18.2 g/t Ag as of September 1, 2026. The corresponding mine production schedule extends from 2027 through 2043.

Lalor and 1901 provide the principal production during the earlier years of the plan. Production from 3 Zone is scheduled to begin in 2030, followed by Rail in 2032, and Talbot and WIM in 2034. These satellite deposits extend production beyond the depletion of the current Lalor and 1901 Mineral Reserves, and support continued use of the existing Stall and New Britannia processing facilities.

The LOM plan includes growth and sustaining capital, operating costs, environmental expenditures, and closure provisions required to support the Mineral Reserve estimates. The breakdown of gross revenue is estimated to be approximately 57% precious metals, 24% Zn, and 19% Cu, providing diversified exposure to gold, zinc, copper, and silver.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Advancement of Talbot, Rail, WIM, and 3 Zone remains subject to completing project-specific engineering, geotechnical investigations, environmental studies, permitting, and mitigation requirements. The ability to complete these investigations and studies and the ability to complete such permitting on the desired timelines (or at all) cannot be guaranteed.

Mineral Resources that have not been converted to Mineral Reserves, including Mineral Resources at Lalor and the Snow Lake satellite deposits, provide potential opportunities to extend the operating life, defer certain satellite deposits (and the associated growth capital), or increase use of the Snow Lake processing facilities. These Mineral Resources are not included in the LOM production schedule or the demonstration of economic viability.

1.17 RECOMMENDATIONS

To maximize Mineral Reserve conversion and extend the operational life of the Snow Lake processing facilities, Hudbay should focus on near-mine exploration and resource conversion across its key assets. Immediate efforts require completing infill, metallurgical, and geotechnical drilling at the 3 Zone deposit to replace core lost in the wildfires that occurred in the region in 2025, enabling an updated block model and mine plan in Q1 2027. Concurrently, near-mine and regional surface exploration across the Snow Lake camp should be maintained to replace 2026 mining depletion and convert Inferred Mineral Resources into Indicated Mineral Resources.

Advancement of the Britannia Gold Project remains a core priority through a synchronized exploration and underground-development program. Surface drilling should target untested gaps along the primary controlling thrust-fault to enhance understanding of the controls on mineralization within the deposit footprint. Underground exploration should proceed by rehabilitating and dewatering the existing shaft and re-establishing Level 1780 and Level 3000 between 500 m and 1,000 m deep to establish underground diamond drilling platforms.

Metallurgical performance and plant efficiency at the Snow Lake processing facilities should be optimized through targeted circuit modifications. Installing a regrind circuit, Knelson gravity concentrator, and flash flotation cell alongside the SART project will address copper loss mechanisms, increase base-metal flotation recoveries, reduce downstream cyanicide loads in the leach circuit, and capture fine, liberated gold into a high-payability product.

Finally, evaluation and operational derisking of the ATIA reprocessing initiative should continue to move forward. Executing the scheduled dredging trials and completing the planned 2028 and 2029 drilling programs will confirm the historical Mineral Resource, refine material handling logistics to the Stall Mill, and finalize long-term processing models.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

2 INTRODUCTION AND TERMS OF REFERENCE

This National Instrument (NI) 43-101 report titled 2026 Lalor & Snow Lake Operation National Instrument 43-101 Technical Report (this Technical Report), has been prepared for Hudbay Minerals Inc. (Hudbay or the Company) to support the public disclosure of Mineral Resources and Mineral Reserves at the Lalor Mine and nearby Snow Lake satellite deposits, and to provide an updated mine plan that contemplates up to 6,100 t/d of base-metal, gold, and copper-gold ore feed to the Stall and New Britannia concentrators.

Hudbay is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru, and the United States. Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's mission is to create sustainable and strong returns by leveraging its core strengths in community relations, focused exploration, mine development, and safe, efficient operations.

Hudbay owns multiple properties in the Province of Manitoba. Current operations near Snow Lake include the Lalor Underground Mine, an ore concentrator, a tailings impoundment area, and other ancillary facilities that support the operation. The Lalor property is approximately 16 km by road west of the town of Snow Lake, Manitoba. Hudbay owns a 100% interest in the Lalor property through one mineral lease (ML) and eight Order in Council leases to the south of the mine. Operations near Flin Flon, including an ore concentrator and a zinc pressure-leach plant with all required tailings-disposal facilities, were placed in care and maintenance in 2022.

Refurbishing of the New Britannia Mill has significantly increased gold production from Lalor, and enabled new gold and copper-gold exploration opportunities in the Snow Lake region by having an operating processing facility with substantially higher gold and copper recoveries. New Britannia was placed in care and maintenance in 2005 by its previous owner after producing 1.6 Moz of gold. Refurbished, it will create additional value for Hudbay in the Flin Flon and Snow Lake regions, as Hudbay pursues low-risk brownfield development opportunities.

The WIM deposit was acquired by Hudbay in the third quarter of 2018 (Q3 2018) for approximately $0.5 million. WIM is a copper-gold deposit that starts from surface and is approximately 15 km by road from the New Britannia Mill. Hudbay has developed a mine plan for the joint operation of the WIM and 3 Zone deposit, and conducted metallurgical testing to confirm the technical and economic viability of these two small mines accessible by underground ramp to feed the New Britannia Mill after the richest portions of the Lalor Mineral Reserves and Mineral Resources have been depleted.

The recently developed 1901 deposit approximately halfway between the former producing Chisel mine and Lalor Mine is accessed by horizontal underground development from an existing ramp currently used for haulage of equipment and labour between Chisel and Lalor. Pre-feasibility level engineering conducted on the Measured and Indicated Mineral Resource estimates of the 1901 deposit have confirmed the technical feasibility and economic viability of the project that will contribute to an increase in the total Snow Lake camp production from 4,500 to 5,000 t/d in 2027. The deposit hosts additional base-metal and gold-rich Inferred Mineral Resources that have the potential to further enhance the production capacity and extend the life of the Snow Lake camp.

New Britannia is a former producing gold mine that produced approximately 600,000 oz Au between 1949 and 1958, and an additional 800,000 oz Au between 1995 and 2005. Significant Mineral Resources remain accessible at New Britannia, as well as in the nearby Birch, Boundary, and 3 Zone, with some investments in existing mining infrastructure. WSP Engineering (WSP) was engaged in 2018 to audit and restate the historical Mineral Resource estimates previously reported for these deposits. In 2019, an infill-drilling program was completed to verify the historical estimates at 3 Zone and subsequently convert the deposit to Mineral Reserves. Hudbay continues to re-evaluate the technical and economic viability of the remaining existing Mineral Resources, and the potential to process this material at the New Britannia Mill.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Hudbay acquired 100% ownership of both the Talbot and Rail deposits with Hudbay's acquisition of all of the issued and outstanding shares of Rockcliff Metals Corp. (Rockcliff) in 2023 by way of a plan of arrangement. Talbot is a copper-zinc-gold deposit approximately 88 km to the south of Snow Lake. In the second quarter of 2026, a successful infill-drilling program at Talbot upgraded the historical Mineral Resources to Mineral Reserves. Talbot is planned as an underground-ramp access mine that will provide additional feed to the Snow Lake mills and extend the life of the Snow Lake operations. Rail is a copper deposit approximately 40 km west-southwest of Snow Lake. A drill program at Rail in 2024 was used, along with historical drilling results, to update the geological model and economic potential, supporting the reserves estimate. Rail is planned to be a ramp-access underground mine that will supply supplemental feed to the Stall Mill.

The Watts deposit is a medium copper-gold-zinc deposit accessible by ramp, approximately 50 km southeast of Snow Lake. Watts could constitute a supplemental source of feed for the Stall Mill. Watts would be accessible by ramp and is 100% owned by Hudbay, and free of any encumbrance. When the available capacity at the Stall Mill for these deposits has been more firmly established, in due course, Hudbay will conduct metallurgical testing, infill drilling, and technical studies to confirm its technical and economic viability.

PEN II is a low-tonnage and high-grade zinc deposit that starts from surface approximately 6 km by road from the Stall Mill. PEN II could constitute a supplemental source of feed for the Stall Mill.

2.1 QUALIFIED PERSON

This Technical Report has been prepared in accordance with National Instrument (NI) Form NI 43-101F1. The qualified person (QP) who supervised the preparation of this Technical Report is Marc-André Brulotte, P.Geo., Hudbay's Executive Director, Global Mineral Resource Evaluation.

Mr. Brulotte is not independent of Hudbay, and this is not an independent Technical Report. Nevertheless, Hudbay is a "producing issuer" as defined in NI 43-101. As such, this Technical Report is not required to be prepared by or under the supervision of an independent QP.

Mr. Brulotte has been directly involved on a regular basis with the exploration, geology, resource modelling, mine planning, and the estimation of operating and capital costs for the Lalor and 1901 mines, WIM, 3 Zone, Talbot, and Rail deposits, as well as with the Watts and PEN II deposits. Mr. Brulotte has visited Lalor Mine on a regular basis since 2015, as well as the core-storage facilities and the relevant internal and external laboratories, and has directly overseen the Mineral Resource and Mineral Reserve estimation process and the recent exploration drill programs conducted by Hudbay at the Talbot property. Mr. Brulotte's most recent visit was on the week of July 13 to 17, 2026, during which he reviewed Talbot drill core, inspected the core logging facility in Flin Flon and inspected underground headings at 1901 and Lalor.

The Rail, WIM, Watts, Pen II and the Britannia Gold Project properties were not visited by Mr. Brulotte, given that no active exploration activities occurred since he assumed the role of the QP. These Hudbay properties were visited by Mr. Tavchandjian, Hudbay's Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a QP for purposes of NI 43-101 and supervised the preparation of the 2021 Technical Report. Mr. Brulotte has satisfied himself based on Mr. Tavchandjian's reports of his site visits to these properties.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

2.2 SOURCES OF INFORMATION

Sources of information for geological and Mineral Resources include core drilling and sampling data, underground development and mapping, and assay and geochemistry analysis.

Sources of information for the Mineral Reserves include the Mineral Resource block model; actual production and cost data, budget projections; and life-of-mine (LOM) inventory based on stope geometry parameters and mine development sequence.

Todd McCracken, P.Geo., for WSP has prepared the Mineral Resource estimates for the deposits that form part of the Britannia Gold Project. Mr. Brulotte has reviewed the work conducted by WSP and is satisfied that the Mineral Reserve and Mineral Resource estimates for the Britannia Gold Project are estimated in compliance with NI 43-101.

Sources of information for the metallurgy, processing, and economic analysis include the actual operating data for the current processing facilities, and extensive metallurgical testwork and engineering pre-feasibility studies done by BBA E&C Inc for the Hot Tailings Leaching Project at the New Britannia Mill.

2.3 UNITS OF MEASURE

Units of measure in this Technical Report conform to the International System of Units (metric) system, unless otherwise noted. Table 2-1 lists the unit abbreviations used in this Technical Report. All currency is Canadian dollars ($), unless otherwise noted.

TABLE 2-1: UNIT ABBREVIATIONS

Unit	Definition	Unit	Definition
%	percent	L	litre
′	minute	lb	pound
″	second (and inch)	line-km	kilometres of line survey
°	degree	m	metre
°C	degree Celsius	m2	square metre
$	dollar	m3	cubic metre
a	annum (Latin for year)	m3/d	cubic metres per day
cfm	cubic feet per minute	m3/h	cubic metres per hour
cm	centimetre	Ma	million years ago
d/a	days per annum	mASL	metres above sea level
ft	feet	Mcfm	million cubic feet per minute
F80	80% feed passing	mm	millimetre
g	gram	Mm3/a	million cubic metres/annum
g/L	grams per litre	MMBTU	million British thermal unit
g/t	grams/tonne	Moz	million troy ounces
Ga	billion years ago	Mt	million tonnes
gpm	gallons per minute	MVA	megavolt-ampere
h	hour	MW	megawatt
h/d	hours per day	P80	80% passing
ha	hectare	ppb	parts per billion

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Unit	Definition	Unit	Definition
hp	horsepower	ppm	parts per million
kg	kilogram	t	tonne
kg/t	kilograms per tonne	t/d	tonnes per day
km	kilometre	t/h	tonnes per hour
km/h	kilometres per hour	US$	United States dollar
kV	kilovolt	US gallon	3.785411784 litres
kVA	kilovolt-ampere	US gpm	US gallons per minute
kW	kilowatt	V	volt
kWh/t	kilowatt hours per tonne	μm	micrometre

2.4 ACRONYMS AND ABBREVIATIONS

Abbreviation of company names and other notable terms used in this Technical Report are as shown in Table 2-2.

TABLE 2-2: ACRONYMS AND ABBREVIATION

Abbreviation	Definition	Abbreviation	Definition
3-D	three-dimensional	MB	McLeod Road-Birch Lake thrust
AAS	atomic absorption spectrometry	MCC	motor control centre
AEP	Advanced Exploration Project	MCCN	Mathias Colomb Cree Nation
Ai	abrasion index	MCL	mineral claim lease
ASL	Analytical Solutions Ltd.	MCN	Mosakahiken Cree Nation
ATIA	Anderson tailings impoundment area	MDMER	Metal and Diamond Mining Effluent Regulations
BHEM	borehole electromagnetics	ML	mineral lease
BLTDF	Birch Lake tailings disposal facility	MMF	Manitoba Métis Federation
CIM	Canadian Institute of Mining, Metallurgy and Petroleum	MRMR Best Practice Guidelines	CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines
CIP	carbon-in-pulp	NI	National Instrument
CRM	certified reference material	NN	nearest neighbour
COG	cut-off grade	NOA	Notice of Alteration
DFR	direct flotation reactor	NSR	net smelter return
DPEM	deep-penetrating electromagnetic	OK	ordinary kriging
EAL	Environment Act Licence	OREAS	Ore Research and Exploration
EDA	exploratory data analysis	PR	Provincial Road
EDM	electronic distance measurement	Q3 2014	third quarter of 2014 (and variously Q1, Q2, Q4)
EM	electromagnetic	QA/QC	quality assurance and quality control
FA/AA	fire assay/atomic absorption finish	QP	qualified person
FAR	fresh-air raise	Rockcliff	Rockcliff Metals Corp.
GNSS	Global Navigation Satellite System	SART	sulphidization, acidification, recycling, thickening
Golder	Golder Associates	SG	specific gravity
HBED	Hudson Bay Exploration and Development Ltd.	SMU	selective mining unit
HBR	Hudson Bay Railway Company	SRC	Saskatchewan Research Council

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Abbreviation	Definition	Abbreviation	Definition
HLEM	horizontal-loop electromagnetic	Technical Report	National Instrument 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada
Hudbay	Hudbay Minerals Inc.	TSL	TSL Laboratories Inc.
ICP-AES	inductively coupled plasma atomic emission spectroscopy	URF	unconsolidated waste rock backfill
IP	induced polarization	UTM	Universal Transverse Mercator
KCN	Kiciwapa Cree Nation	VMS	volcanogenic massive sulphide
LHD	load-haul-dump	WSP	WSP Engineering
LOM	life-of-mine

2.5 OTHER CONTRIBUTIONS

Hudbay employees and consultants from external companies have contributed to this Technical Report, under the supervision of Mr. Brulotte. The individuals and the report parts to which they have contributed are detailed in Table 2-3.

TABLE 2-3: REPORT CONTRIBUTORS

Section	Title	Contributors
1	Summary	Brent Christensen, Jacob Sinclair, Conor Blayney
2	Introduction	Conor Blayney
3	Reliance On Other Experts	Marc-André Brulotte
4	Property Description and Location	Kenda Kozar, Neil Richardson
5	Accessibility, Climate, Local Resource, Infrastructure and Physiography	Kenda Kozar, Neil Richardson, Chantal Venturi
6	History	Kenda Kozar, Neil Richardson, Chantal Venturi, Karen Calitis
7	Geological Setting and Mineralization	Chantal Venturi, Karen Calitis
8	Deposit Types	Chantal Venturi, Karen Calitis
9	Exploration	Chantal Venturi, Karen Calitis
10	Drilling	Chantal Venturi, Karen Calitis
11	Sample Preparation, Analyses and& Security	Chantal Venturi, Karen Calitis
12	Data Verification	Chantal Venturi, Karen Calitis
13	Mineral Processing and Metallurgical Testing	John Benham, Conor Blayney, Anders ten Vaanholt, Matt McAdam
14	Mineral Resource Estimates	Janelle Grant, Jason Levers, Vicki Morrison, Karen Calitis, Marc-André Brulotte
15	Mineral Reserve Estimates	Robert Swanson, Matthew Swanson, Brent Christensen, Michael Selby
16	Mining Methods	Robert Swanson, Matthew Swanson, Brent Christensen, Michael Selby
17	Recovery Methods	John Benham, Conor Blayney, Anders ten Vaanholt, Matt McAdam
18	Project Infrastructure	Peter Hall, Brent Christensen, Conor Blayney
19	Market Studies and Contracts	Conor Blayney, Steve Hayes
20	Environmental Studies, Permitting, Social or Community Impact	Landice Yestrau, Ashton Crone

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Section	Title	Contributors
21	Capital and Operating Costs	Robert Swanson, Matthew Swanson, Brent Christensen, Caitlin Geoghegan, Vimbai Mukumba, Zun Lei Phyu, Eric Schraml
22	Economic Analysis	Not applicable
23	Adjacent Properties	Not applicable
24	Other Relevant Data and Information	Conor Blayney, Marc-André e Brulotte
25	Interpretation and Conclusions	Marc-André Brulotte
26	Recommendations	Marc-André Brulotte

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

3 RELIANCE ON OTHER EXPERTS

Standard professional procedures were followed when preparing the contents of this Technical Report.

The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Hudbay at the time of preparation of this Technical Report
  Assumptions, conditions, and qualifications as set forth in this Technical Report.

In accordance with NI 43-101, the QP responsible for this Technical Report is Mr. Marc-André Brulotte, of Hudbay.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

4 PROPERTY LOCATION AND DESCRIPTION

4.1 LALOR MINE AND 1901 MINE AND SURFACE OPERATIONS

The Lalor Mine is 16 km by road west of the town of Snow Lake at 54°52′24″ north latitude, 100°09′01″ west longitude, and 303 mASL (NTS map sheet 63K/16).

Hudbay holds the mineral rights to one ML and nine mineral claim leases (MCL), totalling 969 ha. Hudbay holds the exclusive right to the minerals, other than quarry minerals, and the mineral access rights required for working the lands, mining, and producing minerals from the Lalor Mine. The surface tenure required for the mining operations have all been approved (Table 4-1 and Figure 4-1).

The surface tenure required for Lalor and 1901 mining operations has been approved. Hudbay holds two General Permits (GP59093 and GP63483) and one Quarry Lease (QL-1928), required to carry on mining activities.

The 1901 mine is 7.5 km west of the town of Snow Lake, at 54°51′10″ north latitude, 100°08′09″ west longitude, and 301 mASL (NTS map sheet 63K/16). The 1901 mine is accessed from Lalor Mine by underground workings (Table 4-2).

Hudbay holds the mineral rights to eleven MCLs totalling 201 ha.

TABLE 4-1: GENERAL PERMITS, MISCELLANEOUS LEASES, QUARRY LEASES, AND SURFACE LEASES FOR SNOW LAKE OPERATIONS

Disposition Type	Disposition Number	Hectares	Anniversary Date
Anderson and Stall Area
General Permit	GP2661	0.41	2026-12-31
General Permit	GP327	0.40	2026-12-31
General Permit	GP66403	7.00	2026-12-31
Misc. Lease	MSC3792	902.95	2026-12-31
Misc. Lease	MSC56558	5.16	2026-12-31
Misc. Lease	MSC56559	3.03	2026-12-31
Quarry Lease	QL-2750	4.35	2027-09-24
Quarry Lease	QL-2756	3.58	2027-09-24
Quarry Lease	QL-2757	2.14	2027-09-24
Surface Lease	M103SL	48.10	2027-11-25
Surface Lease	M110SL	38.04	2027-09-25
Surface Lease	M112SL	7.11	2027-08-12
Surface Lease	M151SL	38.80	2027-07-19
Lalor Area
General Permit	GP59093	4.05	2026-12-31
General Permit	GP63483	159.37	2026-12-31
Quarry Lease	QL-1928	11.00	2026-11-26

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Disposition Type	Disposition Number	Hectares	Anniversary Date
Chisel Area
Casual Quarry Permit	CP-2026-1024473	0.00	2026-11-30
Casual Quarry Permit	CP-2026-1024474	0.00	2026-11-30
Casual Quarry Permit	CP-2026-1024475	0.00	2026-11-30
General Permit	GP1334	0.41	2026-12-31
General Permit	GP3625	2,428.12	2026-12-31
Misc. Lease	MSC3793	26.30	2026-12-31
Misc. Lease	MSC3794	40.46	2026-12-31
Surface Lease	2SL	64.47	2027-10-24
Surface Lease	7SL	22.64	2027-03-05
Surface Lease	8SL	23.79	2027-07-14
Surface Lease	9SL	34.98	2027-07-06
Surface Lease	M104SL	7.68	2027-11-25
Surface Lease	M105SL	18.61	2027-11-25
Surface Lease	M106SL	17.80	2027-11-25
Surface Lease	M107SL	14.16	2027-11-25
Surface Lease	M108SL	5.66	2027-11-25
Snow Lake Gold Area
General Permit	GP1856	0.16	2026-12-31
General Permit	GP3379	173.02	2026-12-31
General Permit	GP3851	12.88	2026-12-31
General Permit	GP4209	0.00	2026-12-31
General Permit	GP5395	971.25	2026-12-31
General Permit	GP73204	6.80	2026-12-31
Misc. Lease	MSC3867	0.20	2026-12-31

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 4-1: LOCATION OF THE LALOR MINE AND 1901 MINE MINERAL LEASES AND
MINERAL CLAIM LEASE

Source: Hudbay (this report).

TABLE 4-2: MINERAL LEASES AND MINERAL CLAIM LEASES FOR THE LALOR AND 1901 MINES

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
Lalor Mine	Mineral Lease	ML334	Lalor Mineral Lease	796	2027-03-29
	MCL	M5729	OX NO. 157	21	2026-12-09
	MCL	M5778	OX NO. 153	16	2027-04-08
	MCL	M5779	OX NO. 154	18	2027-04-08
	MCL	M5780	OX NO. 155	18	2027-04-08
	MCL	M5781	OX NO. 156	20	2027-04-08
	MCL	M7278	OX NO. 143	22	2027-09-06
	MCL	M7279	OX NO. 144	21	2027-09-06
	MCL	M7280	OX NO. 145	22	2027-09-06
	MCL	M7281	OX NO. 146	15	2027-09-06

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Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
1901 Mine	MCL	M7232	OX NO. 89	24	2027-09-06
	MCL	M7233	OX NO. 90	21	2027-09-06
	MCL	M7234	OX NO. 91	18	2027-09-06
	MCL	M7253	OX NO. 112	22	2027-09-06
	MCL	M7254	OX NO. 113	23	2027-09-06
	MCL	M7255	OX NO. 114	21	2027-09-06
	MCL	M7260	OX NO. 121	19	2027-09-06
	MCL	M7261	OX NO. 122	21	2027-09-06
	MCL	M7262	OX NO. 123	24	2027-09-06
	MCL	M7325	WAW NO. 19FR	4	2027-09-06
	MCL	M7327	WAW NO. 21FR	4	2027-09-06

4.2 TALBOT DEPOSIT

The Talbot deposit is 88 km east-southeast of Snow Lake, at 54°07′13″ north, 99°38′34″ west longitude, and 278 mASL (NTS map sheet 63J/04).

Hudbay holds the mineral rights to eight mineral claims totalling 1,675 ha (Table 4-3 and Figure 4-2). No active General Permits or Surface Rights are held for Talbot, but Hudbay expects to apply and obtain them in ordinary course ahead of permitting.

TABLE 4-3: MINERAL CLAIMS FOR THE TALBOT DEPOSIT

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
Talbot	Claim	MB2538	HAR 2538	192	2030-03-06
	Claim	MB2533	HAR 2533	240	2030-03-06
	Claim	MB2245	HAR 2245	256	2030-02-07
	Claim	MB12427	HAR12427	203	2028-07-09
	Claim	MB2537	HAR 2537	192	2030-03-06
	Claim	MB2246	HAR 2246	192	2030-02-07
	Claim	MB2535	HAR 2535	200	2030-03-06
	Claim	MB2534	HAR 2534	200	2030-03-06

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 4-2: LOCATION OF THE TALBOT DEPOSIT MINERAL CLAIMS

Source: Hudbay (this report).

4.3 WIM DEPOSIT

The WIM deposit is 16 km north of Snow Lake at 55°01′31″ north latitude, 100°02′50″ west longitude, and 316 mASL (NTS map 63N/01).

Hudbay holds the mineral rights to four mineral claims totalling 749 ha (Table 4-4 and Figure 4-3). No active General Permits or Surface Rights are held for WIM, but Hudbay expects to apply and obtain them in ordinary course ahead of permitting.

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TABLE 4-4: LIST OF MINERAL CLAIMS FOR THE WIM DEPOSIT

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
WIM	Claim	W49948	WIN 49948	243	2029-03-22
	Claim	W49947	WIN 49947	228	2029-03-22
	Claim	W54450	ZYL 54450	105	2029-10-23
	Claim	MB7464	WIM 7464	173	2028-12-05

FIGURE 4-3: LOCATION OF THE WIM DEPOSIT MINERAL CLAIMS

Source: Hudbay (this report).

4.4 RAIL DEPOSIT

The Rail deposit is 50 km west-southwest of Snow Lake, at 54°45′14″ north latitude, 100°35′43″ west longitude, and 301 mASL (NTS map sheets 63K/10 and 63K/15).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Hudbay holds the mineral rights to one mineral lease (ML37) and two mineral claims, totalling 748.2 ha (Table 4-5 and Figure 4-4). No active General Permits or Surface Rights are held for Rail, but Hudbay expects to apply and obtain them in ordinary course ahead of permitting.

TABLE 4-5: MINERAL LEASE AND MINERAL CLAIMS FOR THE RAIL DEPOSIT

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
Rail	Mineral Lease	ML37	-	292.2	2027-04-01
	Claim	MB7284	RAIL 1	216	2033-04-13
	Claim	MB7286	RAIL 3	240	2033-04-13

FIGURE 4-4: LOCATION OF THE RAIL DEPOSIT MINERAL LEASE AND MINERAL CLAIMS

Source: Hudbay (this report).

4.5 WATTS DEPOSIT

The Watts deposit is 52 km east-southeast of Snow Lake, at 54°45′51" north latitude, 99°15′44" west longitude, and 260 mASL (NTS map sheet 63J/14).

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Hudbay holds the mineral rights to six mineral claims totalling 1,282 ha (Table 4-6 and Figure 4-5). No active General Permits or Surface Rights are held for Watts.

TABLE 4-6: MINERAL CLAIMS FOR THE WATTS DEPOSIT

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
Watts	Claim	P1732F	KUS 1732	200	2036-03-25
	Claim	P1816F	KUS 1816	250	2027-03-02
	Claim	P1822F	KUS 1822	256	2030-03-02
	Claim	P1818F	KUS 1818	256	2032-03-02
	Claim	P1731F	KUS 1731	160	2032-03-25
	Claim	P1654F	KUS 1654	160	2028-02-18

FIGURE 4-5: LOCATION OF THE WATTS DEPOSIT MINERAL CLAIMS

Source: Hudbay (this report).

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4.6 PEN II DEPOSIT

The PEN II deposit is 12 km west of Snow Lake at 54°51'28″ north latitude, 100°12'20″ west longitude, and 296 mASL (NTS map sheet 63K/16).

Hudbay holds mineral rights to three mineral claims, plus one fraction totalling 342 ha (Table 4-7 and Figure 4-6). No active General Permits or Surface Rights are held for Pen.

TABLE 4-7: LIST OF MINERAL CLAIMS FOR THE PEN II DEPOSIT

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
PEN II	Claim	CB146	Pen	126	2034-12-11
	Claim	CB6489	Pen	62	2034-05-17
	Claim	P4824E	Pen 4824FR	9	2035-04-14
	Claim	CB7890	Pen	145	2035-05-20

FIGURE 4-6: LOCATION OF THE PEN II DEPOSIT MINERAL CLAIMS

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

4.7 BRITANNIA GOLD PROJECT

The Britannia Gold Project is on the north side of Snow Lake, at 54°53'10″ north latitude, 100°01'24″ west longitude, and 293 mASL (NTS map sheet 63K/16).

Hudbay holds mineral rights to two Mineral Leases totalling 1,263 ha (Table 4-8 and Figure 4-7). No active General Permits or Surface Rights are held for the Britannia Gold Project beyond the existing New Britannia Mill operations, but Hudbay expects to apply and obtain them in ordinary course ahead of permitting.

Lease fees are $12.00/ha annually. The property is subject to a 1.38% net smelter return (NSR) to W. Bruce Dunlop. In addition, certain back in rights exist in favour of a third party in the event a feasibility study identifies a deposit with at least 3 Moz of gold in the Measured and Indicated Mineral Resources category.

TABLE 4-8: MINERAL LEASES FOR THE BRITANNIA GOLD PROJECT PROPERTIES

Project	Disposition Type	Disposition Number	Disposition Name	Hectares	Anniversary Date
Britannia Gold Project	Mineral Lease	ML61	-	432	2027-04-01
	Mineral Lease	ML323	-	830	2027-03-28

FIGURE 4-7: LOCATION OF THE BRITANNIA GOLD PROJECT PROPERTIES MINERAL LEASES

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

4.8 PERMITTING

The permits required for the current Snow Lake operations, including the Lalor Mine and 1901 mine, Stall concentrator, New Britannia concentrator, and ATIA have all been issued and remain valid. Hudbay has not yet applied for the permits required to bring the Mineral Reserves from the Talbot, Rail, WIM, and 3 Zone satellite deposits into production. The permitting process will require, among other things, additional environmental studies and Indigenous consultation. Refer to Section 20 of this Technical Report for further details.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 ACCESSIBILITY

5.1.1 Snow Lake Operations

The Town of Snow Lake Manitoba is 590 km north of the city of Winnipeg, and is accessible via 690 km of paved, all-season roads.

The Lalor and 1901 mines occupy the same site 15 km west of the Town of Snow Lake. They are accessed from Snow Lake via Provincial Road (PR) 395, and a 9 km access road from PR 395 to the site (Figure 5-1).

The New Britannia Mill is in the Town of Snow Lake and is accessed by a paved road.

The Stall Mill is 5 km south-east of the Town of Snow Lake and is accessed by PR 392 and PR 393.

5.1.2 VMS Deposits

All of the VMS deposits listed below are on Crown land in Manitoba (Figure 5-1 and Figure 5-2).

  Talbot: 88 km south of the Town of Snow Lake, accessed from PR 384 and the Crossing Bay forestry road
  WIM: I 16 km north of the Town of Snow Lake, accessed either by helicopter or via an 18 km winter road that runs from the New Britannia site to WIM
  Rail: 40 km west-southwest of the Town of Snow Lake, accessed via PR 392, PR 395, and a 40 km logging road that starts at the former site of the Chisel Lake Mine
  Watts: 52 km east-southeast of the Town of Snow Lake, accessed either by helicopter or a 17 km winter road that runs northeast from the unincorporated community of Ponton, Manitoba
  PEN II: 12 km west of the town of Snow Lake, accessed via PR 395 to the former Chisel Lake mine site, and from there to PEN II on an 8 km winter road.

5.1.3 Britannia Gold Project

All the Britannia Gold Project deposits listed below are on Crown land in Manitoba (Figure 5-1).

  3 Zone: 1.8 km north of the Town of Snow Lake, accessed by a 2 km road that runs from New Britannia to 3 Zone
  New Britannia: In the Town of Snow Lake and is accessed by a paved road
  Birch: About 2.8 km north of the Town of Snow Lake, accessed by a road that runs from New Britannia to 3 Zone and extends further north from 3 Zone to the Birch site
  Boundary: About 1 km north of the Town of Snow Lake, accessed from the road that runs from New Britannia to 3 Zone.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 5-1: SNOW LAKE REGIONAL MAP

MAP OF MANITOBA
NUNAVUT
MANITOBA
SASKATCHEWAN
ONTARIO
Wim Deposit
Squall Lake
Birch Zone
3 Zone
Boundary Zone
New Britannia
New Britannia Mill
Lalor Mine
Pen II Deposit
1901 Mine
Herb Lake
Stall Mill
Wekusko Lake
Woosey Lake
393
395
392
N
Legend
Producing Mine
Highway
Main Power/ Transmission Line
Deposits / Zones
TOPO_RAILWAY
Minor Power Line
Mill Locations
Lakes
Meters
Projection: NAD 1983 UTM Zone 14N
Map Scale: 1:200,000

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 5-2: RAIL, TALBOT, AND WATTS REGIONAL MAP

NUNAVUT
MANITOBA
SASKATCHEWAN
MANITOBA
MANITOBA
ONTARIO
MANITOBA
ONTARIO
MAP OF MANITOBA
Rail Deposit
Watts Deposit
Talbot Deposit
Morton Lake
Claw Lake
Woosey Lake
Loucks Lake
Tramping Lake
Reed Lake
Reed Lake
Farwell Lake
McClarty Lake
Dolomite Lake
Hargrave Lake
Dyce Lake
Muskeg Lake
Kiski Lake
Clarke Lake
Muningwari Lake
Waskik Lake
Hill Lake
Kiskitto Lake
392
39
596
6
287
384
Legend
Deposits / Zones
Highway
TOPO_RAILWAY
Main Power/ Transmission Line
TOPO_BIPOLEIII_TRANSMISSIONLINE
Lakes
N
7,500 0 7,500 15,000 22,500
Meters
Projection: NAD 1983 UTM Zone 14N
Map Scale: 1:750,000
Jul 2026,TAlcock

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

5.2 CLIMATE

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities. The nearest Environment Canada weather station is near Baker's Narrows at the Flin Flon airport, approximately 16 km southeast of Flin Flon and about 100 km west of Snow Lake. The average annual temperature at the Baker's Narrows weather station is 0.1°C. The average summer temperature is approximately 17°C, and the average winter temperature is −14°C. The lowest monthly average temperature occurs in January, at −21.1°C, and the highest monthly average temperature is in July, at 18.3°C. Freeze-up of small bays and lakes occurs in mid-November, with breakup occurring in mid-May. There is an annual average of 115 frost-free days and 45.7 cm of precipitation, of which 35% is snow. Since 1960, monthly precipitation has ranged from 0 to a high of 18.1 cm, with a maximum daily precipitation of 7.82 cm. Average monthly winds for the area range from 10 to 13 km/h, with 40% from the northwest, northeast, or north.

5.3 LOCAL RESOURCES

The nearest community is the Town of Snow Lake, Manitoba, with 1,088 residents (Statistics Canada, 2026) and 498 private dwellings. There are two cottage subdivisions on Wekusko Lake along PR 392, as well as residences at Herb Lake Landing, approximately 40 km south of the town. There is also a small number of seasonal remote cottages near lakes throughout the area.

Snow Lake community services include a health facility, an ambulance and fire truck, a grocery store, two hotels/motels, and two service stations.

The nearest larger centres (5,000+ residents) are Flin Flon (208 km), The Pas (219 km), and Thompson (260 km), all accessible by paved highway. There is a 1,100 m by 20 m unserviced gravel municipal airstrip approximately 16 km from Snow Lake along PR 393. A small-craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. Rental vehicles are available at the Flin Flon airport. The nearest full-service commercial airport is at Baker's Narrows, approximately 185 km from Snow Lake. The nearest international airport is in Winnipeg, approximately 690 km from Snow Lake.

There is no rail in the immediate area of Snow Lake. The closest rail lines are operated by the Hudson Bay Railway Company (HBR) based in The Pas, Manitoba. HBR operates lines that connect The Pas to Flin Flon, Thompson, and the Port of Churchill. The CN North American rail network connects with the HBR in The Pas.

To house non-local employees during their work rotations, Hudbay provides a camp in the Town of Snow Lake, which services employees and contractors for the mine and mill operations. The camp has 506 rooms, a kitchen, and a dining room. Utilities are provided by the Town of Snow Lake, including potable water, sewage treatment, and electricity. Heating is electric and propane. The camp includes parking spots for employees.

5.4 EXISTING INFRASTRUCTURE

Hudbay operates the New Britannia Mill (2,500 t/d capacity) and Stall Mill (3,800 t/d capacity) in Snow Lake to support mining operations at Lalor/1901 and future satellite deposits in the Snow Lake area. Tailings from both mills are either stored in the Anderson tailings impoundment area (ATIA) or sent to the Lalor paste plant.

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General Snow Lake area infrastructure includes provincial roads, 115 kV power to within 4 km of Lalor, provided by Manitoba Hydro, and telephone land line and cellular phone service provided by Manitoba Telecom.

In Flin Flon, 208 km west of Snow Lake, Hudbay has a concentrate-handling facility that is used to ship concentrate from Stall and New Britannia by rail. Other infrastructure in Flin Flon, which has been on care and maintenance since 2022, includes the Flin Flon concentrator (6,000 t/d capacity) and a zinc metallurgical plant (115,000 t/a refined zinc capacity).

5.4.1 VMS Deposits

Currently, no mining infrastructure exists on the properties of Talbot, WIM, Rail, Watts, and PEN II. Any future production from these properties is planned to be processed at the Stall Mill, and the tailings will be stored at the existing ATIA. Power and water requirements will be sufficient for the treatment of ore and the disposal of tailings and waste material.

5.4.2 Britannia Gold Project

The 3 Zone deposit is on the past-producing New Britannia Mine site in the Town of Snow Lake; existing infrastructure includes a ventilation raise, decline, and underground workings to approximately the 140 m level. A total of 219,152 tonnes was mined from this area from 1995-1996. The New Britannia Mill is within 2 km, on an all-weather private road owned by Hudbay.

Any future production from 3 Zone, New Britannia, Boundary, and Birch will be processed at the New Britannia Mill, and the tailings will be stored at the existing ATIA. Power and water requirements will be sufficient for the treatment of ore and the disposal of tailings and waste material. All the Britannia Gold Project deposits are within 3 km of the past-producing New Britannia Mine and have access to power and water from the New Britannia site.

5.5 PHYSIOGRAPHY

The Snow Lake mining camp is in the Boreal Shield Ecozone, the largest ecozone in Canada, extending as a broad inverted arch from northern Saskatchewan east to Newfoundland. This area is surrounded by water bodies including the Snow, File, Woosey, Anderson, and Wekusko Lakes, all in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict.

The dominant soils are well- to excessively drained dystic brunisols that have developed on shallow, sandy, and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained typic and terric fibrisolic and mesisolic organic soils overlying loamy to clayey glaciolacustrine sediments.

Topography shows gentle relief that rarely exceeds 10 m at approximately 300 mASL, with depressional lowlands.

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6 HISTORY

6.1 LALOR AND THE CHISEL BASIN AREA

Exploration in the Lalor-Chisel area began in the 1950s. The Chisel Basin area hosted four previously producing mines; Chisel Lake, Chisel Open Pit, Photo Lake and Chisel North. This basin is also the host of the Lalor and 1901 deposit.

In early 2007, Hole DUB168 was drilled almost vertically to test a Crone Geophysics deep-penetrating pulse EM anomaly surveyed in 2003, and intersected 45 m of mineralization starting at 782 m downhole. Drilling at Lalor has been continuous since the discovery of mineralization on the property, and as of the date of this Technical Report, totals more than 500,000 m.

Lalor commenced initial ore production from the ventilation shaft in August 2012 and achieved commercial production from the main shaft in the third quarter of 2014. Table 6-1 summarizes the ore annual production at Lalor from 2012 to 2025.

TABLE 6-1: LALOR MINE ANNUAL ORE PRODUCTION (2012-2025)

Year	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
2012	73,000	1.67	19.3	0.63	11.83
2013	401,000	1.21	19.4	0.84	9.44
2014	552,000	2.29	23.8	0.88	8.52
2015	934,000	2.53	21.4	0.71	8.18
2016	1,086,000	2.24	21.6	062	7.01
2017	1,293,000	1.93	23.2	0.68	7.73
2018	1,260,000	2.19	25.4	0.74	6.25
2019	1,537,000	2.16	25.5	0.75	5.73
2020	1,654,000	2.56	25.3	0.74	5.73
2021	1,584,000	3.38	24.68	0.71	4.26
2022	1,516,000	4.00	21.96	0.72	3.13
2023	1,527,000	4.74	24.51	0.85	3.01
2024	1,627,000	4.67	27.18	0.85	2.82
2025	1,180,000	5.35	30.43	0.79	2.41
Total	16,224,000	3.21	24.58	0.75	5.25

In February 2019, Hudbay's exploration team discovered massive sulfide mineralization at the 1901 deposit. Initial Inferred Mineral Resource estimates were declared for this deposit in August 2019 for two base metal lenses. Follow-up drilling in 2020 resulted in upgrading base-metal Inferred Mineral Resource estimates to Measured and Indicated Mineral Resource categories and adding new Inferred Mineral Resources both for the two known base-metal lenses and for two new gold-rich lenses. In 2020, Hudbay also completed a pre-feasibility study on the engineering and mineral processing of the 1901 Measured and Indicated Mineral Resources. In 2024, capital development of the Level 590 exploration drift and Level 630 haulage drift began, along with subsequent phases of resource definition and delineation drilling from underground.

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6.2 NEW BRITANNIA AND SNOW LAKE DEPOSITS

Gold was first discovered in 1914 approximately 20 km to the southeast of Snow Lake on the eastern shores of Wekusko Lake, also known as Herb Lake. In 1917, the Moose Horn-Ballast claims produced the first gold in Manitoba. First significant industrial gold production came from the Laguna mine which was in production intermittently until 1939 and produced 59 koz of gold.

Mine construction at the New Britannia site began in 1945. In March 1949, the mine was opened as Nor-Acme mine. Production continued until 1958. In all, 4.9 Mt were mined at an average grade of 4.4 g/t, and the Nor-Acme mill recovered approximately 610,000 oz of gold during this production period.

Between 1958 and the early 1990s, various companies worked on the property with the intention to bring the mine back into production; however, these attempts were unsuccessful.

TVX and High River formed a joint venture in 1994 to reopen the mine. TVX became the operator of the mine in late 1994 and ore from the secondary mining areas (3 Zone and Birch pit) on ML-323 was used to bring the mine and mill into production prior to completing the rehabilitation and construction of the main shaft.

The New Britannia Mill poured the first gold bullion in November 1995, which was obtained from the gold produced at 3 Zone. When production commenced in 1995, the name of the Nor-Acme Mine was changed to the New Britannia Mine. Production ceased at 3 Zone in May 1996, and production from the Birch pit was limited to the spring and summer of 1996. Full production from the main shaft was achieved in August 1996. Through various transactions, Kinross became the operator of the New Britannia Mine-mill complex. Production mining ceased at the end of September 2004, and the mill was put on care and maintenance in 2005 due to a low gold-price environment, after producing 1.6 Moz of gold.

6.3 TALBOT DEPOSIT

Exploration at Talbot began in the 1960s and continued periodically under various operators. In the 1960s, exploration mostly involved geophysical surveys, with only two diamond drill holes completed by 2002.

Hudbay carried out ground and airborne geophysical surveys, and staked claims in 2001, 2002, and 2008. The Talbot deposit was discovered in 2003 by diamond drilling a horizontal-loop EM anomaly. Hudbay continued drilling until 2008. During this exploration campaign, 62 holes totalling 29,928 m were drilled.

In 2009, Hudbay optioned the property to Rockcliff, and Rockcliff completed geophysical surveys and diamond drilling. By 2019, Rockcliff had drilled 40 holes totalling 25,195 m.

Effective February 27, 2020, Rockcliff issued a technical report that included a Mineral Resource estimate for the Talbot deposit (         ).

The mineral resource referenced in the 2020 Rockcliff technical report was estimated at 1.5% CuEq based on metal prices of US$1,350/oz Au, US$1.10/lb Zn, US$3.00/lb Cu and US$16.50/oz Ag. Hudbay has since continued drilling on the Talbot property and provides an updated Mineral Resource and Mineral Reserve herein. For greater certainty, the Mineral Resource estimates provided in the 2023 Rockcliff technical report have been superseded by the Mineral Resource estimates provided herein.

In 2023, Hudbay acquired Rockcliff, and consolidated its ownership of the Talbot property.

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No production has taken place at the Talbot property.

6.4 WIM DEPOSIT

Initial exploration on the WIM property consisted of airborne EM and radiometric surveys carried out by Hudson Bay Exploration and Development Ltd. (HBED) in 1961, which identified several geophysical conductors. An extensive program of staking, line cutting, ground geophysical surveying and diamond drilling over high priority anomalies immediately followed.

VMS mineralization was discovered on the WIM deposit in December 1961 by diamond drilling of a ground EM anomaly delineated during the ground follow-up of an airborne EM survey. In all 156 drill holes for 38,185 m were completed from 1962 to 1991. In 2006, Hudbay optioned the property to Murgor Resources Inc. and Murgor Resources Inc. completed a drilling program from 2007 to 2010 for 64 diamond drill holes for a total of 19,332 m. Most of this drilling was focused on defining the known mineralization and completing a Mineral Resource estimate. In 2019, Hudbay completed seven metallurgical holes for a total of 2,533 m. Mineralization from these holes was sent off for metallurgical testwork. The WIM deposit hosts a copper-gold rich sulphide lens within amphibolite grade altered volcanic rocks.

For greater certainty, the Mineral Resource estimates referenced above that were prepared by Murgor Resources Inc. have been superseded by the Mineral Resource estimates provided herein.

6.5 RAIL DEPOSIT

Hudbay first staked the Rail property in 1956 when anomalies were identified in airborne geophysical surveys. The discovery hole was drilled in 1958, and was followed by another 65 holes that delineated the deposit.

In 2007, Hudbay optioned the property to Rockcliff. During that year, Rockcliff completed a program of 15 holes totalling 3,745 m to test the historical intersections drilled by Hudbay. Further drilling programs were completed from 2008 to 2021 with the purpose of infill drilling and testing possible extensions of the deposit. A total of 79 holes totalling 24,712 m were drilled from 2008 to 2021.

In 2022, Rockcliff issued Indicated and Inferred Mineral Resources for the Rail deposit.

In 2023, Hudbay acquired Rockcliff, and in 2024, completed another drilling program of 25 holes totalling 13,739 m.

For greater certainty, the Mineral Resource estimates referenced above that were prepared by Rockcliff have been superseded by the Mineral Resource estimates provided herein.

6.6 WATTS

HBED first staked the Watts property in 1995, to cover anomalies located by a 1993 SPECTREM airborne EM survey. HBED's diamond drilling of a horizontal-loop electromagnetic (HLEM) anomaly in 1995 resulted in the discovery of the Watts River Zone. HBED drilled a total of 9,930 m in 25 holes on the Watts River deposit between 1995 and 1997.

The project was optioned to Fort Knox-Berland Resources in 2000/2001. Fort Knox-Berland Resources completed seven drill holes for a total of 2,476 m. Only two holes were drilled on the main horizon, while most of the program focused on the newly discovered east zone 400 m in the hanging wall of the main zone. HBED implemented a new drilling program beginning in 2005 as a follow up to previous drill results and drilled a total of 9,284 m in 20 holes between 2005 and 2007. In 2019 Hudbay completed six holes for 2,673 m testing the extension of the mineralized envelopes.

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6.7 PEN II

The first surface geophysics completed at PEN II was a Turam survey done in 1973. Early drilling in the 1970s focused on this geophysical Turam survey, without significant results. Two airborne surveys were subsequently completed in 1984 and 1999. Hudbay completed 39 holes between 1983 and 2007 for a total of 8,764 m including the discovery hole which followed up an airborne and HLEM anomaly on the property. Callinan Mines Limited optioned the property in 1999 to 2000 and drilled three holes for a total of 893.3 m. Callinex later dropped the option. Between 2017 and 2019, Hudbay's exploration team completed 62 diamond drill holes to expand and define the resource limits for a total of 11,620 m.

6.8 TOWER DEPOSIT

In 2023 Hudbay acquired the Tower property, as depicted in Figure 6-1, through the Rockcliff transaction. Hudbay has not completed any drilling on the property since the acquisition; however, 119.9 line-km deep penetrating EM (DPEM) geophysical surveys were completed in the Tower area in 2025. The sampling method, analyses, and security measures that Rockcliff used are documented in Rockcliff Metals Corp. (2021) in which Rockcliff issued Indicated and Inferred Mineral Resources for the Tower deposit:

  Indicated (historical): 1,452,000 tonnes, 4.28% Cu, 1.21% Zn, 0.76 g/t Au, 21.6 g/t Ag

  Inferred (historical): 160,000 tonnes, 2.65% Cu, 1.84% Zn, 0.30 g/t Au, 11.6 g/t Ag.

The estimates disclosed above are historical estimates. The QP has not done sufficient work to classify the historical estimates as current Mineral Resources or Mineral Reserves. Consequently, Hudbay is not treating the historical estimates described above as current Mineral Resources or Mineral Reserves and, as a result, such estimates should not be relied upon. Under Hudbay's internal procedures, adding the Tower deposit to its satellite deposit list and official Mineral Resource estimate requires confirmatory drilling to boost geological confidence. Such a program would also include metallurgical and geotechnical testing.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 6-1: LOCATION OF THE TOWER DEPOSIT MINERAL CLAIMS

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

7 GEOLOGICAL SETTING AND MINERALIZATION

7.1 REGIONAL GEOLOGY

The properties of interest for this Technical Report are all within the Paleoproterozoic Flin Flon Greenstone Belt (Figure 7-1) and are overlain by a thin veneer of Pleistocene glacial or glaciofluvial sediments. Located within the Trans-Hudson Orogen (THO), the Flin Flon Greenstone Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages. These include juvenile arc, back-arc, ocean-floor, ocean-island, and evolved volcanic-arc assemblages that were amalgamated to form the Amisk accretionary collage prior to the emplacement of intermediate-to-granitoid plutons and subsequent deformation (Syme et al., 1998). The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks.

At the eastern end of the Flin Flon Greenstone Belt, the Snow Lake area includes a lithologically and structurally diverse sequence of deformed and metamorphosed volcanic, sedimentary, and intrusive rocks. This sequence is dominated by 1.84-1.81 Ga fold-thrust-style tectonics and by a southwest-verging allochthon of volcanic rocks-the Snow Lake arc assemblage. The north-dipping Snow Lake Arc is overthrust from north to south by panels of Burntwood Group turbidites (ca. 1.86-1.84 Ga), Snow Creek volcanic sequence (ca. 1.89 Ga) and Missi Group conglomeratic rocks (ca. 1.86-1.84 Ga) (Kraus & Williams, 1999; Rubingh et al., 2012).

The 1.89 Ga Snow Lake arc assemblage that hosts the producing and past-producing mines in the Snow Lake area is a 20 km-wide by 6 km-thick section that records a temporal evolution in geodynamic setting from "primitive arc" (Anderson sequence to the south) to "mature arc" (Chisel sequence) to "arc-rift" (Snow Creek sequence to the northeast) (Bailes & Galley, 2007). The Anderson and Chisel sequences represent geological units of interest for VMS deposits, and the Snow Creek sequence is of interest for gold deposits (Figure 7-2).

The Anderson sequence is a bimodal (mafic and felsic) primitive-arc sequence dominated by flows with negligible volcaniclastic rocks of basaltic andesite, which contains at least three rhyolite flow centres: Daly, Sneath, and Anderson-Stall. The mafic and felsic volcanic rocks of the Anderson sequence are intruded by the Sneath Lake subvolcanic intrusive complex (Figure 7-2). The Anderson-Stall and Daly rhyolites occur directly above the Sneath Lake intrusion near its two ends.

The transition from the Anderson sequence to the Chisel sequence ranges from subaqueous mafic flows to a succession of units composed mostly of heterolithic and volcaniclastic detritus. Chisel volcanic rocks are typically thinner, discontinuous, display rapid, lateral, facies variations, and include a large volume of volcaniclastic deposits suggesting that there was considerable topographic relief as a result of intra-arc extension, rifting, and caldera development. The Chisel sequence has been divided into lower and upper subdivisions separated by a thrust fault (Bailes et al., 2009).

The Chisel sequence has been intruded by a variety of intrusive rocks from thin, crosscutting dykes (<1 m) to large plutons. Most of the intrusions are synvolcanic in nature, while the others are extrusive equivalents.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 7-1: GEOLOGY OF MANITOBA

N
Trans-Hudson Orogen
Hudson Bay Basin
Reindeer Lake
Lynn Lake
Leaf Rapids
Wim Deposit
Thompson
Rail Deposit
Flin Flon
Snow Lake
Watts Deposit
Lalor Mine
1901 Deposit
Snow Lake Gold
Pen II Deposit
Tower Deposit
Superior Province
Cedar Lake
Talbot Deposit
Lake Winnipeg
Lake Winnipegosis
Lake St. Martin
Bissett
Western Canada Sedimentary Basin
Lake Manitoba
Brandon
Winnipeg
LEGEND
Cenozoic
Mesozoic
Paleozoic
Proterozoic granites and gneisses
Archean granites and gneisses
Mafic and ultramafic intrusive rocks
Metagreywacke
Metasedimentary rocks
Mafic and felsic metavolcanic rocks
0 50 100 200
Kilometers

Source: Manitoba Geological Survey (2026, October).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 7-2: SNOW LAKE AREA

N
Wm
Herblet Gneiss Dome
Squall Gneiss Dome
Sq
Cleaver Lake Fault
Granodiorite
Missi Sediments
Birch Fault
Howe Sound Fault
SLGP
Snow Creek sequence
McLeod Road Fault
Snow Creek Fault
Gabbro
La
Pe
19M
Chisel Gabbro
Chisel sequence
Richard intrusive complex
Edwards Lake Fault
Sneath intrusive complex
Berry Creek Fault
Burntwood Group
Granite
Anderson sequence
Legend
Lakes
Faults
Anderson sequence
Burntwood Group
Chisel Gabbro
Chisel sequence
Gabbro
Granite
Granodiorite
Herblet Gneiss Dome
Missi Sediments
Richard intrusive complex
Sneath intrusive complex
Snow Creek sequence
Squall Gneiss Dome
Tectonites
Mines and Deposits
La = Lalor Mine
SLGP = Snow Lake Gold Properties
Sq = Squall Area
19M = 1901 Mine
Pe = Pen II Deposit
Wm = Wim Deposit
Squall Lake Area Zones
2,000 0 2,000 4,000 6,000
Meters
Projection: NAD 1983 UTM Zone 14N
Map Scale: 1:200,000

Source: Adapted from Bailes & Galley (2011).

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The Talbot property is in the Talbot Lake area of the Phanerozoic-covered southeastern region of the THO near the boundary between the Flin Flon-Snow Lake greenstone belt and Kisseynew gneissic belt (Connors, 1996). The nature and location of the boundary near Talbot remains a subject of debate due to metamorphic and structural overprints and lack of outcrop, and the presence of the Phanerozoic cover. Geophysical surveys conducted along the Lithoprobe THO transect revealed the basement rock at the Talbot property to be Kisseynew gneiss (Syme et al., 1998). The Kisseynew gneissic belt (or domain) consists of pelitic and psammitic gneisses and migmatite derived from greywacke mudstone turbidites, quartzo-feldspathic gneisses, intrusive rocks, and amphibolites (Bailes & McRitchie, 1978) (Figure 7-3).

The Rail deposit occurs within the Reed Lake region, an area that is generally characterized by the regionally extensive tectonite belt (the West Reed Shear Zone) that juxtaposes rocks of the Reed Lake mafic-ultramafic complex (oceanic affinity) with rocks of arc affinity on the east (re: Fourmile Island assemblage). At Rail, the Fourmile Island rocks occur along the east side of the property, and rocks of the West Reed Shear zone occupy the western half. The Rail deposit occurs within the shear zone, and the precise geological setting remains uncertain (Figure 7-4).

The Watts River area is at the eastern end of the Paleoproterozoic metavolcanic rocks of the Flin Flon Domain. Due to a thick and pervasive cover of Quaternary glacial deposits and a thin veneer of Ordovician limestone, the Paleoproterozoic rocks in the vicinity of the deposit are mainly unexposed. The meta-greywacke of the Central Kisseynew subdomain was extrapolated from their exposures on Grass River beneath the Watts River area as far south as North Moose lakes (Leclaire et al., 1997). Precambrian metasedimentary/metavolcanic rocks host the strata-bound massive sulphide mineralization of the deposit. These rocks have undergone metamorphism at the upper amphibolite facies to anatexis grade, thus none of the primary textures remain, and the protolith is difficult to ascertain.

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FIGURE 7-3: TALBOT AND WATTS LAKE AREA (NATMAP)

Source: NATMAP Shield Margin Project Working Group 1998 (2026, October).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 7-4: RAIL LAKE AREA (NATMAP)

N
File Lake
Morton Lake
RD
Reed Lake
Legend
Burntwood Group
Gabbro
Granite
Granodiorite
Basalt, basaltic andesite (pillowed and massive flows)
N-type basalts
Mafic volcanic, minor volcaniclastic and intrusive rocks
Andesite (pillowed and massive flows)
Volcaniclastic rocks, calc-silicate rocks
Compositionally layered gabbro
Dykes and dyke complexes
Quartz diorite to diorite, granodiorite
Rhyolite to dacite (flows, flow breccia)
Tectonite, phyllonite, mylonite
Tonalite to quartz diorite
Faults
Lakes
Mines and Deposits
RD = Rail Deposit
1,000 0 1,000 2,000 3,000
Meters
Projection: NAD 1983 UTM Zone 14N
Map Scale: 1:100,000

Source: Adapted from Bailes & Galley (2011).

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7.2 PROPERTY GEOLOGY

7.2.1 Lalor

The Lalor deposit is similar to other massive-sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks-the Chisel-Lalor Thrust (Figure 7-5). The most common dyke intrusion throughout these rocks is a fine-grained feldspar-phyric gabbro to diorite.

FIGURE 7-5: LALOR MINE CROSS-SECTION (LOOKING NORTH) WITH DRILL-HOLE TRACES

Source: Hudbay (this report).

The extensive hydrothermal alteration and metamorphic recrystallization of the footwall rocks has produced some exotic aluminous mineral assemblages. These include chlorite- and sericite-dominant schists and cordierite + anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate. Clinopyroxene, gahnite, and anhydrite also occur locally. These assemblages are typical of metamorphosed, footwall hydrothermal alteration commonly associated with VMS deposits, and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

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7.2.2 1901 Mine

The 1901 deposit is hosted in a shallowly north-northeast-dipping package of highly altered volcanic rocks of calc-alkaline geochemistry (Figure 7-6). The volcanic rocks consist of altered mafic, intermediate, and felsic volcanics, similar to other VMS deposits in the Chisel-Lalor area. A major flat-lying fault in the hanging wall of the 1901 deposit separates the deposit from a hanging-wall package of unaltered, steep- to moderately dipping southwest-facing open, folded tholeiitic rocks of the Threehouse and North Chisel formations. The 1901 deposit is hosted in highly altered intermediate gneiss that structurally overlies a sequence of felsic volcanic rocks (felsic "gneiss"). The deposit occurs where the intermediate "gneiss" is thinned, and the 1901 VMS-type mineralization is within 30 m of the felsic "gneiss." The 1901 deposit is characterized by a large zone of metamorphically recrystallized and hydrothermally altered rocks that are composed of sericite- and chlorite-rich rocks with abundant porphyroblasts of kyanite-sillimanite, biotite, staurolite, anthophyllite, cordierite, and garnet. The primary textures are rarely preserved, and the protolith is no longer recognizable except through (immobile) trace-element geochemistry.

FIGURE 7-6: 1901 REPRESENTATIVE CROSS-SECTION (LOOKING NORTH) WITH
DRILL-HOLE TRACES

Source: Hudbay (this report).

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7.2.3 Talbot Deposit

Talbot property geology consists of the Paleoproterozoic basement rocks of the Burntwood Group of the THO, an erosional unconformity overlying Phanerozoic sedimentary rocks of the Western Canada Sedimentary Basin (Figure 7-7).

FIGURE 7-7: TALBOT DEPOSIT CROSS-SECTION (LOOKING NORTH) WITH DRILL-HOLE TRACES

Source: Hudbay (2026, October).

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Basement rocks at Talbot host several deposits, or mineralized occurrences, that appear to be variably strata-bound to stratigraphically discordant. Stratigraphic units dip 65° to 80° eastwards and strike from 015° and 030° (Hartman & Carter, 2008). Regional metamorphic grade ranges from mid- to upper-amphibolite, with varying degrees of recrystallization and partial melting.

Lithological units are quartzo-feldspathic gneiss and amphibolite, calc-silicate units and calc-silicate-altered gneisses, garnet biotite gneiss, cordierite gneiss, and sillimanite quartzo-feldspathic gneiss. Recrystallization and anatexis textures in drill core suggest that granite and pegmatitic bodies may be derived by partial melting of the gneisses. Metamorphic grade and mineralogy are consistent with rocks of the Kisseynew Domain (Richardson & Ostry, 1996). The Talbot deposit occurs at the brecciated boundary between footwall sillimanite quartzo-feldspathic gneiss and hanging-wall quartzo-feldspathic gneiss, and within brecciated intervals of the two rock types. The Paleoproterozoic basement rocks at the Talbot property are overlain by a 90 to 100 m succession of Phanerozoic limestone and dolostone deposited in the Western Canada Sedimentary Basin (Kent & Christopher, 1994). The carbonate cover overlies an 8 to 10 m layer of poorly consolidated to unconsolidated Phanerozoic sandstone. The immediate paleo-surface beneath the sand seam is strongly weathered and poorly consolidated paleo-regolith up to 10 m deep. The paleo-regolith is highly porous and difficult to drill through.

7.2.4 WIM Deposit

The WIM deposit is hosted within a northwest-striking, northeast-dipping package of mafic and felsic metavolcanic gneisses along the southern rim of the Herblet Lake Gneiss Dome Complex (Figure 7-8).

The metavolcanic gneisses are interpreted to be derived from the early Proterozoic subaqueous and subaerial volcanics of the Amisk Group that is locally overlain by marine turbidites of the Burntwood Group and terrestrial sediments of the Missi Group, and intruded by various dykes. Tectonic foliations in the vicinity of the WIM deposit trend northwest and dip moderately to steeply towards the northeast.

Several alteration types associated with the sulphide mineralization have been documented in outcrop and drill core. Other alteration types encountered in outcrop and drill core include medium to coarse-grained, cordierite-anthophyllite, sieve textured garnets with chalcopyrite inclusions, muscovite-sillimanite and garnet zones. There is a general coarsening of grain size with proximity to mineralization due to the metamorphic recrystallization of hydrothermally altered rock and the growth of strongly porphyroblastic minerals such as garnet, anthophyllite, cordierite and sillimanite. Altered rhyolites occur to the northwest and southeast of the deposit along the geophysical trend that coincides with the WIM deposit mineralization.

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FIGURE 7-8: WIM DEPOSIT CROSS-SECTION (LOOKING 305° WEST-NORTHWEST) WITH
DRILL-HOLE TRACES

Source: Hudbay (2026, October).

7.2.5 Rail Deposit

The volcanogenic massive sulphide mineralization of the Rail deposit occurs within a narrow felsic volcanic sequence between a granitic pluton to the west and a mafic volcanic sequence to the east. The felsic volcanic unit is typically medium grey, fine-grained, and well foliated with minor chlorite, biotite and garnet alteration. The sulphide mineralization strikes north-south and dips near-vertical and plunges near-vertically to steeply south (Figure 7-9).

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FIGURE 7-9: RAIL DEPOSIT CROSS-SECTION (LOOKING NORTH) WITH DRILL-HOLE TRACES

Source: Hudbay (2026, October).

7.2.6 Watts Deposit

The Watts River deposit is believed to have formed in an arc-rift setting. The deposit is a strata-bound accumulation of sulphide minerals that were likely precipitated in association with contemporaneous volcanism. The massive sulphide zone was interpreted to be "distal" as no alteration pipe associated with the base-metal mineralization has been identified to date. The rocks hosting the Watts River deposit are coarsely recrystallized to upper amphibolite to perhaps granulite facies mineral assemblages. They are overprinted by a strong gneissic fabric and intruded by numerous small veins of granitic (quartzo-feldspathic gneiss) material. The mineralization occurs in three main lenses that extend from the bedrock-surface contact to a depth of 900 m below surface (Figure 7-10).

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FIGURE 7-10: WATTS REPRESENTATIVE CROSS-SECTION (LOOKING NORTH-NORTHEAST) WITH DRILL-HOLE TRACES

Source: Hudbay (this report).

7.2.7 PEN II Deposit

The PEN II deposit is in the Snow Lake arc assemblage (Figure 7-2). The volcanic stratigraphy that hosts the PEN II deposit is on the eastern margin of the younger Ham Lake intrusion. The stratigraphy strikes north-northeast and dips moderately to steeply west. The deposit has extensive granitic to gabbro dykes throughout the hanging wall and numerous felsic to mafic volcanic flows in the footwall of the deposit. The mineralization is generally hosted within felsic volcanic or volcaniclastics or at a contact between felsic and mafic volcanics. All the rocks have undergone lower to middle amphibolite facies metamorphism and primary volcanic features have been obliterated (Figure 7-11).

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FIGURE 7-11: PEN II REPRESENTATIVE CROSS-SECTION (LOOKING NORTHEAST) WITH
DRILL-HOLE TRACES

Source: Hudbay (this report).

7.2.8 Britannia Gold Project Geology

The Amisk mafic and felsic volcanic hosted deposits lie to the South of the Missi group hosted deposits of Squall Lake. The McLeod Road Thrust (MRT) is one of the main structural features of the area. The deposits are bound to the west by the MRT which is responsible for the emplacement of ca. 1.9-1.89 Ga volcanic and volcaniclastic rocks of the Snow Lake arc assemblage (Bailes & Galley, 2007) on top of the ca. 1.85 Ga Burntwood group metasedimentary rocks (Figure 7-2).

The southern part of the property comprises a moderately north-dipping and dominantly north-facing bimodal sequence of coarsely re-crystallized and deformed mafic and felsic volcanic and volcaniclastic, epiclastic rocks and gabbro. The Birch Lake Thrust fault to the east was emplaced ca. 1,845 Ma and thrust the Missi Group metasediments above the volcanic and volcaniclastic rocks.

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The southern volcanic sequence is intruded by pre and syn ultramafic and mafic intrusions, and syn to post-tectonic granitoids. The metamorphic assemblages are of lower to mid-amphibolite facies. Imbrication of the sequence bound by the MRT and BLT occurred during south-directed transport and resulted in the formation of a strong regional northeast plunging stretching lineation, a regional foliation and the Nor-Acme anticline. These structures were subsequently folded around the northeast-trending Threehouse synform (Rubingh et al., 2013).

Mineralization of the lode-gold vein-type deposits hosted in the Amisk group mafic and felsics volcanic rocks are structurally controlled and associated with shear zones, faults, fold hinges and axial planes that host simple to complex vein systems. The mineralization is associated with lithological contacts of contrasting properties in the sequence of interlayered volcanic and volcaniclastic rocks. Alteration in the mineralized zones consists of quartz-carbonate-mica, with arsenopyrite as the primary sulphide accompanying the gold.

The Britannia Gold Project property hosts multiple deposits and past producers. Of note are the New Britannia Mine, 3 Zone, and Birch Zone. The area also hosts known gold deposits including Boundary, Bounter and Caper zones. Located to the north are the Squall Lake deposits including the K1, K5, K7, K10, K11, Margaret (North and South), Margaret Extension, South, F1, Moon Gertie Zones, Bay and North Zones. The gold deposits have a spatial relationship to the structural hanging wall of the McLeod Road Thrust.

3 Zone

The gold-bearing horizons in 3 Zone are fault-hosted veins, consisting of a main vein and numerous extensional ladder veins (Figure 7-12). Gold mineralization is within a 50 m wide fault zone at the folded contact between the coarse pyroxene mafic volcaniclastic rocks and the plagioclase-phyric pillowed basalt flows.

FIGURE 7-12: 3 ZONE CROSS-SECTION (LOOKING 104° SOUTHEAST) WITH
DRILL-HOLE TRACES

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

New Britannia

The New Britannia Mine is a gold, quartz-carbonate vein type deposit. Mineralization is associated with faults, shears and simple to complex vein systems. The auriferous zones (Toots, Dick, Ruttan, and Hogg) lie along a curvilinear structure named the Howe Sound fault also referred to as the Nor-Acme fault (Figure 7-13). The main mineralized zones consist of sheared or "mylonitic" quartz-carbonate-mica alteration with arsenopyrite mineralization accompanying the gold emplaced in a simple intercalated sequence of altered felsic and mafic volcanics and pyroclastics of the Amisk Group. The host rocks are altered and include varying proportions of quartz and carbonate.

FIGURE 7-13: NEW BRITANNIA REPRESENTATIVE CROSS-SECTION (LOOKING 120° SOUTHEAST) WITH DRILL-HOLE TRACES

Source: Hudbay (this report).

Birch

The Birch Zone is interpreted as hosted in a silicified fault zone and several parallel and sub parallel shears cut the mafic volcanic, mafic volcaniclastic and metasedimentary rocks (including some graphitic argillite) which were intruded by gabbroic dykes (Figure 7-14). Alteration and mineralization at the Birch Zone is similar to 3 Zone.

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FIGURE 7-14: BIRCH REPRESENTATIVE CROSS-SECTION (LOOKING 105° SOUTHEAST) WITH
DRILL-HOLE TRACES

Source: Hudbay (this report).

Boundary

The Boundary Zone is 0.5 km south of 3 Zone and approximately 1 km north of the New Britannia Mine. The deposit sits in the hanging wall of the McLeod Road Thrust fault. The lode-type gold deposit is along the Nor-Acme anticline at the contact between mafic and felsic volcanics (Figure 7-15).

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FIGURE 7-15: BOUNDARY REPRESENTATIVE CROSS-SECTION (LOOKING 125° SOUTHEAST) WITH DRILL-HOLE TRACES

Source: Hudbay (this report).

7.2.9 Mineralization

VMS Mineralization

The volcanogenic massive sulphide (VMS) deposits located near the town of Snow Lake have been subdivided into two different groups: Cu-Zn-rich (Cu-Zn, Cu-Zn-Au) and Zn-Cu-rich (Zn-Pb-Cu-Ag) types. The Cu-Zn-rich deposits mainly occur in the Anderson sequence, and the Zn-Cu-rich deposits occur in the Chisel sequence.

Cu-Zn-rich deposits and occurrences in the Anderson sequence are confined almost entirely to within the Anderson-Stall and Daly rhyolite centres. All the developed deposits are within the larger Anderson-Stall rhyolite. The Sneath Lake synvolcanic tonalite in the Anderson Lake area shows a steady increase in both intensity of alteration of supracrustal rocks and of the Cu/Zn ratio (Cu/Cu+Zn) contained in the VMS deposits as the distance to the pluton decreases. The variation of alteration and metal Cu/Zn ratio is interpreted to result from higher temperatures for pluton-proximal portions of the regional synvolcanic hydrothermal system (Bailes & Galley, 1996).

There are seven Zn-rich VMS deposits within the mature arc Chisel sequence: Lalor, Chisel, Chisel North, 1901, PEN II, Photo and Ghost. The seven deposits generally overlie the powderhouse dacite and local discrete rhyolite flow complexes. They have been subjected to polyphase deformation.

Lalor and 1901 Mines

The depositional environment for the mineralization at Lalor and the 1901 deposit are similar to present and past producing base-metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposits appear to have an extensive associated regional hydrothermal alteration.

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The mineralized envelopes are shallow dipping, with zinc mineralization defined to date beginning at approximately 600 m from surface and extending to a depth of approximately 1,100 m. The mineralization trends about N320° to N340° azimuth and dips between 30° and 45° to the north. It has a lateral extent of about 1,400 m in the north-south direction and 800 m in the east-west direction.

Sulphide mineralization is dominated by pyrite and sphalerite. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging from one to six millimetres and averages two to three millimetres in size. Sphalerite also occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse-grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.

Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides. The hydrothermally altered rocks in the footwall commonly contain some very low concentrations of sulphide minerals. Some sections of massive pyrrhotite occur, but these tend to give way to pyrite-sphalerite-dominant zones.

The top two lenses of the stacked base-metal zones at Lalor (referred to as Zone 10 and 11) and Lenses 1.1, 1.2, 1.3, and 3 at the 1901 deposit have higher grade zinc and iron content. Lenses lower in the stratigraphy and coded as Zones 20, 30, 31, 32, 33, 40, and 42 at Lalor have moderate to high zinc grades hosted in near solid sulphides containing higher grade gold and locally appreciable amounts of copper.

The footwall gold mineralization is typical of many VMS footwall feeder zone with copper-rich, disseminated and vein style mineralization overlain by a massive, zinc-rich Lens. The fact that the footwall zone is strongly enriched in gold suggests a copper-gold association which is comparable to other gold enriched VMS camps and deposits (Mercier-Langevin, 2009). Some of the footwall zones tend to be associated with silicification and the presence of gahnite. These zones are often characterized by copper-gold association and are currently interpreted as being associated with higher temperature fluids below a zone of lower temperature base-metal accumulations.

Gold and silver enriched zones occur near the margins of the zinc rich sulphide lenses and as lenses in local silicified alteration. Remobilization is illustrated in some of the gold-rich zones by late veining that is restricted to the massive lenses.

General observations of the known gold zones indicate areas which are coarse-grained and porphyroblastic in nature are gold poor, while fine grain siliceous (± veins ± sulphide traces) and strained looking stratigraphy tend to be gold rich. However, the intensity and style of alteration can vary strongly over short distances and may suggest that the alteration was forming discordant stockwork like zones that are now strongly transposed in the main foliation (Mercier-Langevin, 2009).

Talbot Deposit

The Talbot deposit is interpreted to be a strata-bound copper (zinc-gold-silver)-rich VMS deposit. Sulphide mineralization occurs as massive to semi-massive lenses and as stringers and blebs, hosted in quartzo-feldspathic gneisses. The latter are interpreted to be derived from felsic volcanic or volcaniclastic rocks. Generally, the Talbot deposit trends 015° to 030° azimuth and dips 65° and 80° to the east. The top of the Talbot deposit lies approximately 118 m below surface and extends to a depth >1,500 m. The main deposit has an average width of 271 m and thickness of >3 m. Sulphide mineralization consists of coarse-grained disseminated to massive pyrite, chalcopyrite, sphalerite, and pyrrhotite. Pyrite is the most common gangue sulphide, with local enrichments of pyrrhotite.

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WIM Deposit

The WIM deposit, north of Snow Lake, consists of a copper-gold (plus zinc and silver) VMS lens occurring in an early Proterozoic island-arc assemblage of felsic and mafic volcanic rocks on the western flank of the Herblet gneiss dome.

The WIM deposit comprises a strata-bound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium- to coarse-grained pyrite, pyrrhotite, chalcopyrite and minor sphalerite. Based on the drilling completed by Murgor, the VMS mineralization extends from surface to 720 m below surface. The current strike length of the deposit is 725 m, with an average thickness of 10 m. The WIM deposit is conformable to stratigraphy, trends to the northwest at a 310° north azimuth, a 40°-45° dip towards the northeast, and a plunge of 40° to the north. In addition, disseminated and stringer sulphides occur in the stratigraphic footwall of the WIM sulphide lens and may represent the feeder zone of the strata-bound sulphide lens.

Rail Deposit

The Rail deposit is approximately 40 km west-southwest of the town of Snow Lake. The Rail deposit consists of a single lens of massive and stringer sulphides that are mainly pyrite, pyrrhotite, chalcopyrite, and sphalerite. The Rail deposit VMS mineralization extends from surface (under a swamp) to a depth of >550 m below surface and north-south extent of ~900 m, with an average thickness of 2.4 m; it is deformed, as indicated by the presence of durchbewegung textures with milled subangular to rounded quartz and wall rock fragments within the massive sulphide lenses). Chalcopyrite occurs as stringers and fracture fillings, and appears to have undergone varying degrees of remobilization.

Watts Deposit

The Watts River deposit is 52 km east-southeast of the town of Snow Lake. The deposit lies in the eastern portion of the Flin Flon-Snow Lake Greenstone Belt. The Watts River deposit is a strata-bound accumulation of sulphides that precipitated at or near the seafloor in association with contemporaneous volcanism. The depositional environment is similar to the base-metal deposits of the Snow Lake mining camp. The deposit appears to be distal, with no associated alteration pipe recognized to date. The sulphide mineralization is interpreted as three lenses composed of coarse-grained sulphides with a trend of azimuth 020° and dip between 65° and 75° to the east.

The sulphide intersections range from less than 0.3 up to 23 m in core length, with a lateral extent of approximately 1,200 m. Diamond drilling has intersected mineralization at depths of 850 m below surface. Mineralization was intersected and interpreted as three lenses: Main, Main Footwall, and East. The Main lens mineralization comprises coarse-grained pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena. Mineralization was projected from the surface bedrock contact to a depth of 900 m as massive sulphides, fine disseminations, and clots. The Main lens has been divided into Main A, B, and C, representing zones along the Lens where appreciable copper and zinc grades and widths have been identified. The Main Footwall lens lies in the immediate footwall of the Main lens at depths of 600 to 880 m below surface, and tends to be slightly richer in sphalerite. The East lens mineralization lies 400 m into the hanging wall of the Main Lens, and extends from the surface bedrock contact to 280 m below surface. Mineralization consists of narrow massive sulphides, disseminated blobs, splashes, stringers of coarse-grained pyrite, pyrrhotite, chalcopyrite, and lesser sphalerite. The massive sulphides exhibit a durchbewegung texture characterized by the presence of rounded clasts of clear cherty quartz and amphibole inclusions within the sulphides. This texture suggests structural milling of the wall rock and deposition of wall-rock fragments within the recrystallized sulphides. The sulphides have generally been recrystallized to a coarse grain size, but sections of finer-grained sulphides do occur.

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PEN II Deposit

The PEN II deposit comprises a strata-bound, semi-massive to massive sulphide lens with an adjacent stringer/disseminated sulphide zone. Mineralization is characterized by disseminated to massive, recrystallized and medium- to coarse-grained sphalerite, pyrite, pyrrhotite, and minor chalcopyrite. Based on the drilling completed by Hudbay and Callinan Mines Ltd. the mineralization extends from surface to 500 m. The current strike length of the deposit is 400 m, with an average thickness of 4 m. The deposit is conformable to stratigraphy, trends at an azimuth of 040°, and a 45°-65° dip towards the northwest.

7.2.10 Gold Mineralization

3 Zone, Boundary, and Birch

Mineralization in 3 Zone, Boundary, and Birch zones is hosted within sheared biotite-quartz and carbonate-altered volcanic and volcaniclastic rocks that host quartz-albite-iron carbonate veins with fine to coarse gold, and is associated with acicular arsenopyrite within the veins, wall rock, and wall-rock fragments (Galley et al., 1986). Observations of the mineralization from underground at the 3 Zone noted that the quartz veins varied in true width up to 1.5 m, and that the mineralization was not confined to the veins and can occur up to 2 m from the main vein system. The 3 Zone strikes at an azimuth of 100° and dips 45° to the northeast. The Boundary strikes at an azimuth of 130° and dips 45° to northeast. The Birch strikes at an azimuth of 90° and dips 45° north.

New Britannia

At the New Britannia Mine the mineralization is associated with shear zones, faults, and simple-to-complex vein systems. The auriferous zones (from west to east, Toots, Dick, Ruttan, and Hogg ) within the mine lie along a curvilinear shear (fault) zone named the Howe Sound fault, also referred to as the Nor-Acme fault. One or more "slip planes" accompanied by a variety of altered mylonitic zones mark the location of the fault. The mylonitic zones (quartz-carbonate-mica) are predominantly less than 0.3 m thick, but can thicken locally to between 3 and 6 m. The gold-bearing quartz-carbonate rocks are almost always situated next to or astride the fault. The main mineralized zone consists of quartz-carbonate alteration zones with arsenopyrite as the main sulphide accompanying the gold, emplaced in a simple intercalated sequence of altered felsic and mafic volcanics. The contacts of the mineralized zones are often gradational; however, there have been sharp shear and fault contacts noted within some parts of the deposit, and a biotite alteration halo occurs within the wall rock of the mineralized zone. The strike of New Britannia is at azimuth 040° and dips 45° to the northwest.

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8 DEPOSIT TYPES

8.1 VMS DEPOSITS

Volcanogenic massive sulphide (VMS) deposits are an important source of copper, zinc, lead, gold, and silver. VMS deposits form at or near the sea floor, where circulating hydrothermal fluids are driven by magmatic heat). The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical VMS deposit will include the massive-sulphide mineralization proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive (Figure 8-1). Footwall, and less commonly, hanging wall semi-conformable alteration zones are produced by high temperature water-rock interactions (Franklin et al., 2005).

FIGURE 8-1: CONCEPTUAL MODEL OF A VOLCANOGENIC MASSIVE SULPHIDE DEPOSIT

Note: Adapted from Lavoie (2003).

VMS deposits are characterized by mound-shaped to tabular, strata-bound bodies composed of massive to semi-massive sulphides, quartz, phyllosilicate minerals, iron-oxides, and altered wall rock (Galley et al., 2007). Individual massive-sulphide lenses can be >100 m thick, hundreds of metres long and tens of metres wide, and form proximal to the active hydrothermal vents. Massive-sulphide lenses vary widely in shape and size, and-may be pod-like or sheet-like.

Massive-sulphide ore in VMS deposits usually consists of more than 40% sulphides, dominated by pyrite, pyrrhotite, chalcopyrite, sphalerite, and galena. Non-sulphide gangue minerals typically consist of quartz, barite, anhydrite, iron oxides, chlorite, sericite, talc, and their metamorphosed equivalents. Sulphide-ore composition may vary from Pb-Zn- to Cu-Zn-, or Pb-Cu-Zn-dominated, and some deposits are zoned vertically and laterally. VMS deposits have stringer or feeder zones beneath the massive zone that consist of crosscutting veins and veinlets of sulphides in a matrix of pervasively altered host rock. The sulphide mineralization and host rocks at Lalor, 1901, Watts, WIM, Rail, and Talbot are consistent with the characteristics of a VMS deposit.

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8.2 GOLD DEPOSITS

The Britannia Gold Project properties-3 Zone, New Britannia, Birch Zone, Boundary Zone-are considered to belong to the quartz-carbonate vein-gold subtype of orogenic gold deposits. This subtype consists of simple-to-complex quartz-carbonate vein systems associated with brittle-ductile rock behaviour, corresponding to intermediate depths within the crust, and compressive tectonic settings (Figure 8-2). Deposits of this type have been commonly referred to as mesothermal gold quartz-vein deposits, but they encompass both mesothermal and hypothermal classes as initially defined (Lindgren, 1933).

FIGURE 8-2: SCHEMATIC DIAGRAM SHOWING THE SETTING AND NATURE OF
OROGENIC GOLD DEPOSITS

Note: A, the plate-tectonic environments of formation of orogenic lode-gold deposits and other gold-rich deposit styles (adapted from Goldfarb et al., 2005; Groves et al., 2000); B, depth profile of orogenic lode-gold deposits (adapted from Groves et al., 1998).

At the regional scale, the quartz-carbonate vein-gold deposits occur in two contrasting geological environments: deformed clastic sedimentary terranes and deformed volcano-plutonic terranes containing diverse volcanic assemblages of island-arc and oceanic affinities. Despite lithological and structural differences, these two types of environments share characteristics: greenschist to locally lower amphibolite metamorphic facies, brittle-ductile nature of deformation, and geological structures recording compressional to transpressional tectonic settings. Quartz-carbonate vein-gold deposits in these environments tend to occur in clusters, or districts. Both types of environments are present in several districts, in which they are separated by major fault zones. However, in such cases auriferous quartz-carbonate veins preferentially occur in the volcano-plutonic domains.

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9 EXPLORATION

9.1 VMS DEPOSITS

In 2003, Hudbay designed and interpreted a Crone Geophysics high-power time-domain EM system experimental survey conducted over the deepest portion of the Chisel North Mine (approximately 600 m vertical depth), which was done by Koop Geotechnical Services Inc. The survey provided conclusive evidence that the system could detect conductive bodies at depths greater than 500 m. It was decided to extend the survey coverage further down-dip and down-plunge of the known mineralized lenses. A double-wired transmitter loop measuring 2 by 2 km was used to maximize the EM field strength. The survey results were interpreted using three-dimensional (3-D) computer modelling, which indicated a highly conductive, shallow-dipping zone at a vertical depth of 800 m.

Since the 2021 Technical Report, exploration drilling at Lalor has focused on adding and converting Inferred Mineral Resource estimates with a strong emphasis on confirming the continuity of the gold mineralization. Due to the low-angle and stacking nature of the mineralization at Lalor, holes were extended beyond the base-metal target depths to explore for feeder-style mineralization rich in copper-gold, which led to increases in the Mineral Resource inventory. Approximately 20,000 m of exploration underground drilling has been conducted per year at Lalor since 2021.

9.1.1 1901 Mine

In the mid 1990s, airborne EM/MAG surveys (SPECTREM) were flown, highlighting numerous anomalies in the Chisel Basin that were subsequently followed-up with gridding, ground HLEM/magnetometer surveys, and diamond drilling. Airborne VTEM geophysical surveys were also flown in 2007.

In January 2019, a winter surface-drill program was initiated to follow up untested DPEM and BHPEM targets. The initial hole, CH1901, tested an area known as the South Bull's Eye and identified VMS-type sulphide mineralization. After completion of the 1901 discovery drill hole, an additional 53 surface drill holes were completed in 2019, yielding 35,138 m of NQ core. Borehole EM was conducted on several drill holes and helped to direct the drilling. In 2020, 39 surface drill holes were completed, for 26,275 m. Further follow-up was conducted over the next few years, with 14 holes in 2021 (10,185 m) and 5 holes in 2022 (4,327 m).

Underground exploration drilling at 1901 Mine has focused on adding and converting Inferred Mineral Resources, with emphasis on gold and copper mineralization. Mine-development geometry allows for optimal drilling in exploration of the copper feeder-mineralization and gold-rich domains prior to drilling within the stacked base-metal mineralized lenses. These drilling opportunities have led to increases in the Mineral Resource inventory. On average, 3,800 m of exploration drilling has been completed per year at 1901 Mine since the 2021 Technical Report.

9.1.2 Talbot Deposit

In 1960, an airborne EM and magnetic survey was conducted, but follow-up ground-based surveys did not penetrate the Phanerozoic cover. HBED subsequently staked the property in 2001 to cover anomalies identified by SPECTREM airborne EM surveys flown between 1993 and 1995. Drilling in 2003 resulted in the Talbot deposit discovery. Between 2003 and 2007, 38 holes totalling 22,253 m were drilled. In 2014, Rockcliff acquired an option for a 51% interest in the property and conducted a 40 line-km TDEM survey over Talbot. This was then followed up with 10 drill holes in 2015 (4,965 m). Eight of the 10 were selected for borehole electromagnetics (BHEM) surveys, which justified further down-plunge drilling at both Talbot and Talbot North. This was followed up in 2016-2017 with 11 holes (8,561 m), of which eight new and five historical holes were BHEM surveyed. At the time, a DPEM survey corroborated a deeper plate under the known Talbot deposit. Rockcliff completed its final drilling in 2019 with 19 holes (11,669 m). Since the last 43-101 technical report prepared for Talbot by P&E Mining Consultants in 2020 (P&E (2020)), Hudbay acquired Rockcliff in 2023, and conducted a drill program in fall and winter 2025, continuing into spring and summer 2026, in which 94 holes were drilled, totalling 54,908 m. This drilling focused on infilling the Talbot main deposit, along with testing at depth along strike of both Talbot and Talbot North.

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9.1.3 WIM Deposit

Greenough & Palmer (2015) describes exploration programs and history at WIM in an NI 43-101 technical report prepared for Alexandria Mineral Resources. Since Hudbay acquired WIM in 2018, a three-hole program with four wedges was completed, totalling 1,820 m. Hudbay collected geotechnical and metallurgical samples to test the flowsheet of the future New Britannia Mill. Results have confirmed that the mineralization at WIM could attain processing recoveries in copper, silver, and gold, similar to the ones estimated for the Lalor copper-gold zones.

9.1.4 Rail Deposit

HBED first staked Rail in 1956, covering anomalies found by regional airborne geophysics. The initial drilling commenced in 1958 and intersected 5 ft (1.5 m) of ore-grade mineralization. In 1991, Manitoba Energy and Mines, Minerals Division performed an airborne magnetic and EM survey over the Reed and Rail deposit areas. HBED drilled 16,637 m in 65 holes. Between 2007 and 2019, Rockcliff completed 86 holes totalling 18,351 m; for this drilling; following drilling, BHEM was conducted to target further drilling. Hudbay completed 25 drill holes in 2024, totalling 13,739 m.

9.1.5 Watts Deposit

HBED first staked the Watts property in 1995 to cover anomalies located by a 1993 SPECTREM airborne EM survey. In 1995, HBED's diamond drilling of a horizontal-loop electromagnetic (HLEM) anomaly resulted in discovery of the Watts River deposit.

In 2000-2001 the property was optioned to Fort Knox-Berland Resources, which completed eight holes focusing on the newly discovered east lens, which is approximately 400 m in the hanging wall of the main deposit.

In 2019, Hudbay completed a diamond drill program on the Watts River deposit. Six diamond drill holes were completed, totalling 2,673 m. The focus of the program was to look at possible expansion of the known mineralization.

9.1.6 PEN II Deposit

HBED discovered the PEN II zone in 1986. A ground HLEM and magnetometer grid in the area had been extended to the northeast of claim CB146 and identified a previously unknown EM anomaly. The anomaly was drilled, and intersected favourable mineralization, so the drilling campaign was continued, totalling 15 holes. HBED conducted follow-up drilling between 1987 and 1991.

Between 1999 and 2000, Callinex optioned the property, drilled an additional three holes and two wedges, and completed an airborne EM survey over the zone.

In 2007, HBED drilled six holes to determine the geological continuity of the PEN II zone, and tested geophysical targets in the area. In 2017, Hudbay completed an additional 17 drill holes on the property, totalling 3,120 m.

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To upgrade the majority of the Mineral Resource estimates at the PEN II deposit to the Indicated category, in 2018, Hudbay drilled 23 holes, totalling 6,374 m. During this program, two new, small, high-grade satellite zones were discovered within the top 400 m. In 2019, the drilling at PEN II focused on confirming the continuity of the mineralization in the two satellite zones, helped to define the exact extent of the mineralization towards the surface, and was used to collect geotechnical data and samples for metallurgical sampling.

9.2 SNOW LAKE GOLD PROPERTIES

9.2.1 Britannia Gold Project

The New Britannia Mine is a former gold mine that produced approximately 600,000 oz Au between 1949 and 1958, and an additional 800,000 oz Au between 1995 and 2005. The Britannia Gold Project includes the New Britannia deposits (upper and lower) and nearby satellite deposits that Hudbay purchased from QMX Gold Corporation in 2015-3 Zone, Birch, Boundary, and Bounter (Figure 9-1).

FIGURE 9-1: LONG CROSS-SECTION OF BRITANNIA GOLD PROJECT (LOOKING SOUTHWEST)

In 2026, Hudbay initiated surface exploration, targeting large and untested gaps between the known deposits along the strike of the major controlling thrust fault, presenting potential for new discoveries and Mineral Resource estimate expansion. The 2026 program also includes further infill and extension drilling at the 3 Zone satellite ahead of project development.

An advanced exploration program has been detailed to establish underground platforms to define and delineate the extent of gold mineralization at the former New Britannia Mine. The program includes rehabilitating and dewatering of the existing shaft, re-establishment and extension of Levels 1780 and 3000 (between 500 m and 1,000 m deep), underground diamond drilling, Mineral Resource evaluation, and use of the resulting resource as the basis for a pre-feasibility study.

Exploration programs and history on the Britannia Gold Project properties are described in the NI 43-101 technical report that Genivar prepared for Alexis Minerals Corp. (Roy et al., 2010). A brief outline of the most recent exploration work on these properties is provided here.

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In 2011, Alexis Minerals Corp. contracted Bailes Geoscience to perform a geochemical study of the lithological units in the McLeod Road-Birch Lake thrust (MB) sequence. The evaluation was conducted over 649 high-quality inductively coupled plasma (ICP)-MS litho-geochemical samples collected from 35 exploration drill holes. The highlights of the results were:

  The McLeod Road-Birch Lake volcanic rocks are a thrust repetition of the Snow Lake arc assemblage to the south.

  Gabbro intrusions are geochemically identical to specific supracrustal units and therefore likely to be synvolcanic feeders for the rocks.

  Rhyolite flows in the MB are all very similar in geochemistry, and indistinguishable from one another. They display arc tholeiite-type FII rhyolite geochemistry.

  Alteration within the MB is very subtle compared to rocks associated with VMS. No gold-associated major element-alteration trends were identified.

In 2017, Hudbay reinitiated a systematic exploration program for lode-gold deposits in the Snow Lake area, and completed an induced polarization (IP) survey and an uncrewed aerial vehicle magnetic survey over the northern part of the Britannia Gold Project encompassing the Birch, 3 Zone, and Boundary deposit areas.

In 2019, a drill program was completed in the 3 Zone deposit area. A winter program of three drill holes was completed, totalling 1,173 m, and a summer-to-fall metallurgical drilling program of four drill holes totalling 1,160 m.

In 2023, two IP surveys were conducted to the east of the Town of Snow Lake, in the Caper area. The survey lines were conducted at a 100 m line-spacing and 50 m spacing between dipoles. The eastern grid totaled 13.9 line-km, and the western grid 17.05 line-km.

Exploration activities resumed in the Caper area in spring 2026, following up on the IP targets identified in the 2023 survey.

9.2.2 Region Exploration

Hudbay has an extensive land package in the Snow Lake area that provides significant additional upside for further gold and base-metals exploration (Figure 9-2). Hudbay has conducted large regional geophysical programs in the Snow Lake area using ground-based deep-penetrating electromagnetic (DPEM) surveys and a modern, double-loop DPEM (MEGA DPEM). The new modern loop allows for deeper penetration of the EM current to probe deeper into the subsurface.

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FIGURE 9-2: MINERAL OCCURRENCES IN THE SNOW LAKE CAMP

Source: Hudbay (this report).

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FIGURE 9-3: MINERAL OCCURRENCES IN TALBOT AND WATTS

Source: Hudbay (this report).

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10 DRILLING

10.1 LALOR MINE

10.1.1 Surface Drilling

As of June 2, 2026, 309,840 m of surface drilling had been completed at Lalor (Table 10-1).

Surface drill holes were surveyed using a combination of Reflex downhole survey instruments-EZ-Shot, EZ-Trac, Gyro Sprint-IQ, Reflex-Omni, or Axis Champ Gyro. Surveys were completed at 30 m spacing or on continuous mode. Survey information was validated by the geologist, entered into the log, and saved in acQuire.

TABLE 10-1: SUMMARY OF THE LALOR MINE SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
2007	Lalor Mine	Surface	Hudbay Minerals Inc	33	32,147
2008	Lalor Mine	Surface	Hudbay Minerals Inc	75	57,566
2009	Lalor Mine	Surface	Hudbay Minerals Inc	78	58,589
2010	Lalor Mine	Surface	Hudbay Minerals Inc	31	28,762
2011	Lalor Mine	Surface	Hudbay Minerals Inc	22	23,474
2012	Lalor Mine	Surface	Hudbay Minerals Inc	3	4,722
2015	Lalor Mine	Surface	Hudbay Minerals Inc	2	2,956
2017	Lalor Mine	Surface	Hudbay Minerals Inc	4	4,869
2018	Lalor Mine	Surface	Hudbay Minerals Inc	13	10,627
2019	Lalor Mine	Surface	Hudbay Minerals Inc	2	1,813
2021	Lalor Mine	Surface	Hudbay Minerals Inc	3	2,683
2022	Lalor Mine	Surface	Hudbay Minerals Inc	3	3,106
2023	Lalor Mine	Surface	Hudbay Minerals Inc	9	14,644
2024	Lalor Mine	Surface	Hudbay Minerals Inc	27	37,512
2025	Lalor Mine	Surface	Hudbay Minerals Inc	20	24,625
2026 (Jan-Jun 02)	Lalor Mine	Surface	Hudbay Minerals Inc	1	1,745
Total				326	309,840

10.1.2 Underground Drilling

Underground drill holes are drilled at all dips and azimuths needed to provide adequate coverage to interpret the ore body and for mining purposes (Table 10-2). Holes with dips steeper than +70° are preferably avoided due to poor ergonomics and the increased risk for the drill crews.

Underground drilling at Lalor can be divided into four categories based on the primary planned purpose of the hole:

  Exploration holes for targets outside known lenses or in areas of low drill density.
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  Definition holes drilled into known lenses to upgrade Inferred Mineral Resources to a higher category and to identify mineralization contacts for preliminary mine-design purposes. Typical hole spacing is about 15 to 20 m.

  Delineation holes within Indicated Mineral Resources establish exact ore contacts for detailed mine-planning and stope-design purposes. Typical hole spacing is 10 to 15 m.

  Engineering holes are drilled for mine infrastructure purposes such as drain holes, holes for electrical cables, and service holes for breakthrough rounds.

TABLE 10-2: SUMMARY OF THE LALOR MINE UNDERGROUND DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
2012	Lalor Mine	Underground	Hudbay Minerals Inc	84	13,153
2013	Lalor Mine	Underground	Hudbay Minerals Inc	301	22,728
2014	Lalor Mine	Underground	Hudbay Minerals Inc	296	35,669
2015	Lalor Mine	Underground	Hudbay Minerals Inc	520	46,480
2016	Lalor Mine	Underground	Hudbay Minerals Inc	325	32,796
2017	Lalor Mine	Underground	Hudbay Minerals Inc	586	44,135
2018	Lalor Mine	Underground	Hudbay Minerals Inc	712	71,349
2019	Lalor Mine	Underground	Hudbay Minerals Inc	625	64,780
2020	Lalor Mine	Underground	Hudbay Minerals Inc	455	39,751
2021	Lalor Mine	Underground	Hudbay Minerals Inc	450	68,571
2022	Lalor Mine	Underground	Hudbay Minerals Inc	722	72,313
2023	Lalor Mine	Underground	Hudbay Minerals Inc	444	45,365
2024	Lalor Mine	Underground	Hudbay Minerals Inc	340	39,171
2025	Lalor Mine	Underground	Hudbay Minerals Inc	202	25,897
2026 (Jan to Aug 10)	Lalor Mine	Underground	Hudbay Minerals Inc	126	14,992
Total				6,243	631,759

In total, 6,243 drill holes totalling 913,416 m were included in the Lalor database to support the Mineral Resource estimate. Among these samples, approximately 583,921 m were analyzed for zinc, copper, gold, and silver, and density was measured for 109,270 samples.

The drill-hole database was exported to acQuire's MineSight (Version 15), with a cut-off date for a Mineral Resource estimate of August 29, 2025 (June 4, 2026, for Zone 17 only; August 10, 2026, for Zone 27 only). In parallel, the drill-hole database was also exported to Leapfrog (Version 4.2.3) for additional and independent comparison and validation. No significant differences in the projection of the drill-hole traces were found between the two data sets. Additional validation conducted in the drill-hole database is described in Section 12.

All underground surveying at Lalor Mine is recorded in Universal Transverse Mercator (UTM), Zone 14N (NAD 83) projection. The mine survey was tied into the Canadian Spatial Reference System grid through the use of the Global Navigation Satellite System (GNSS) and an initial reference point at surface. Using the initial reference point, a reference azimuth was established using a gyro compass. Based on the initial GNSS point and gyro azimuth, a traverse was conducted to carry the survey down the ramp to Level 810. Once the main underground development workings were completed, another traverse was done to bring the survey down to Level 955. All surveys into the individual levels are based on the control points created by the initial survey at Level 810 and Level 955. All surveying is done using electronic theodolites using the resection technique (or freestation).

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Diamond drill lines are marked up according to layouts issued by the mine's geology department. An electronic version of the layout is created for viewing on the electronic theodolite. In the field, the electronic theodolite is set up using either the resection or free station technique. Reflectorless electronic distance measurement (EDM) is used to locate the planned drill azimuth line location according to the electronic drill-hole layout. Collar location and drill azimuth sights are spray-painted on the drift walls with anchors installed along the lines to provide diamond drillers with both immediate alignment and a permanent reference. Once drilling is completed, the collar survey is recorded using the resection set-up method. Collar location is surveyed using reflectorless EDM surveying, and stored as single point data.

Surveys were completed at regular intervals of 30 m downhole, with the first measurement at 32 m downhole. A downhole gyro survey was conducted at the Lalor Mine in June and July 2016 to check the accuracy of the magnetic Reflex readings. Hudbay technicians conducted the survey using a Reflex TN14 gyro compass and a MEMS downhole gyro probe. Thirty-eight underground holes were surveyed by the gyro method, totalling 11,358 m. No significant discrepancies were identified between azimuth values measured by magnetic Reflex survey methods and azimuth values measured by the gyro survey methods.

10.2 1901 MINE

In January 2019, a winter drill program was initiated to follow up untested DPEM and BHPEM targets. The initial hole, CH1901, was testing an area known as the South Bull's Eye, and identified VMS-type mineralization. After completing the 1901 discovery drill hole, an additional 53 drill holes were drilled in the deposit area in 2019. An additional 39 drill holes were completed in 2020, totalling 61,413 m of NQ drill core between 2019 and 2020 (Table 10-3). All drill-hole collars have been surveyed with a differential global positioning system (DGPS) with centimetre accuracy.

TABLE 10-3: SUMMARY OF THE 1901 MINE SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
2019	1901 Mine	Surface	Hudbay Minerals Inc	54	34,270
2020	1901 Mine	Surface	Hudbay Minerals Inc	39	26,275
2021	1901 Mine	Surface	Hudbay Minerals Inc	14	10,185
2022	1901 Mine	Surface	Hudbay Minerals Inc	8	5,375
Total				115	76,105

All drilling was carried out following Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) CIM Mineral Exploration Best Practice Guidelines (CIM, 2018). Each surface exploration drill hole was lined up with a Reflex TN14 gyrocompass, surveyed during drilling with a Reflex EZ-Trac at 30 m intervals, and subsequently surveyed with a Reflex EZ-Gyro at the end of the hole. The Reflex data are downloaded directly from the IMDEXHUB-IQ into the acQuire database to ensure that there are no transcription errors.

The Reflex EZ-Trac and EZ-Gyro surveys were compared for several holes, and no significant discrepancies were identified between azimuth values measured by magnetic Reflex survey methods and azimuth values measured by the gyro survey methods.

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10.2.1 Underground Drilling

Similar to drilling at Lalor, drilling at 1901 occurs at all dips and azimuths needed to provide adequate coverage of the ore body for interpretation and mining purposes (Table 10-4). Holes with dips steeper than +70° are preferably avoided due to poor ergonomics and the increased risk for drill crews. Likewise, the category of drilling used depended on primary planned purpose, mirroring the reasoning used at Lalor.

TABLE 10-4: SUMMARY OF THE 1901 MINE UNDERGROUND DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
2023	1901 Mine	Underground	Hudbay Minerals Inc	1	327
2024	1901 Mine	Underground	Hudbay Minerals Inc	36	3,363
2025	1901 Mine	Underground	Hudbay Minerals Inc	51	9,689
2026 (Jan to May 14)	1901 Mine	Underground	Hudbay Minerals Inc	58	9,506
Total				146	22,885

Similar to Lalor, all underground surveying at 1901 Mine is recorded in UTM, Zone 14N (NAD 83) projection. The mine survey was tied into the Canadian Spatial Reference System grid through the use of the GNSS and an initial reference point at surface. Using the initial reference point, a reference azimuth was established using a gyro compass. Based on the initial GNSS point and gyro azimuth, a traverse was conducted to carry the survey down the ramp to Levels 590 and 630. All surveys into the individual levels are based on the control points created by the initial survey at Levels 590 and 630. All surveying is done using electronic theodolites using the resection/free station technique.

Diamond drill lines are marked up according to layouts the mine's Geology Department issued. An electronic version of the layout is created for viewing on the electronic theodolite. In the field, the electronic theodolite is set up using either the resection or free station technique. Reflectorless EDM is used to locate the planned drill azimuth-line location according to the electronic drill-hole layout. Collar location and drill azimuth sights are spray-painted on the drift walls, with installed anchors along the lines to provide diamond drillers with both immediate alignment and a permanent reference. Once drilling is complete, the collar survey is recorded using the resection set-up method. Collar location is surveyed using reflectorless EDM surveying and collar location stored as single point data.

Downhole surveys were completed using a Reflex EZ-Shot, EZ-A, or EZ-Trac instrument. Surveys were completed at regular intervals of 30 m downhole, with the first measurement at 32 m downhole.

10.3 TALBOT

In August 2025, Hudbay began drilling at their 100%-owned Talbot project. In total, 99 drill holes were completed on the property in 2025 and 2026, totalling 56,938 m (Table 10-5).

Collar surveys were completed with the Reflex TN-14 and Axis Mining Technology Axis Aligner. Downhole surveys were carried out at 30 m intervals using Axis Mining Technology Champ Navigator north-seeking gyro. Hudbay personnel surveyed the drill-hole collars using a Trimble RTi GNSS System with Trimble CenterPoint RTX correctional service, delivering 2 cm RMS horizontal and 3 cm RMS vertical.

All diamond drill holes were cemented with multiple Van Ruth plugs inserted along the borehole column to successfully inhibit any water seepage into future underground workings.

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TABLE 10-5: SUMMARY OF THE TALBOT DEPOSIT SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
2003	Talbot Lake	Surface	Hudson Bay Exploration and Development Ltd	9	4,832
2005	Talbot Lake	Surface	Hudson Bay Exploration and Development Ltd	9	5,747
2006	Talbot Lake	Surface	Hudson Bay Exploration and Development Ltd	11	7,084
2007	Talbot Lake	Surface	Hudson Bay Exploration and Development Ltd	5	3,431
2015	Talbot Lake	Surface	Rockcliff Resources Inc	10	5,065
2016	Talbot Lake	Surface	Rockcliff Resources Inc	7	4,787
2017	Talbot Lake	Surface	Rockcliff Resources Inc	6	3,876
2019	Talbot Lake	Surface	Rockcliff Resources Inc	23	11,669
2025	Talbot Lake	Surface	Hudbay Minerals Inc	21	14,636
2026 (Jan-Jun 15)	Talbot Lake	Surface	Hudbay Minerals Inc	78	42,302
Total				184	110,061

10.4 WIM DEPOSIT

In total, 166 diamond drill holes totalling 53,208 m were completed on the WIM deposit from 1961 to 2008. Of this total, HBED completed 105 drill holes (AX, EX, and BQ), totalling 34,938 m, with Murgor completing 61 NQ-sized diamond drill holes totalling 18,266 m (Table 10-6).

In winter 2019, Hudbay completed seven drill holes on the WIM deposit. In all, 1,494.5 m were drilled. The goal of the drill program was to complete several drill holes for metallurgical studies of the WIM deposit mineralization.

TABLE 10-6: SUMMARY OF THE WIM DEPOSIT SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
1961	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	3	188
1962	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	31	5,689
1966	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	29	7,233
1967	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	6	3,382
1968	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	15	6,959
1979	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	6	2,180
1980	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	5	1,936
1981	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	3	2,594
1991	WIM Deposit	Surface	Hudson Bay Exploration and Development Ltd	7	4,777
2007	WIM Deposit	Surface	Murgor Resources Inc	15	7,241
2008	WIM Deposit	Surface	Murgor Resources Inc	46	11,028
2019	WIM Deposit	Surface	Hudbay Minerals Inc	7	1,495
Total				173	54,703

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10.5 RAIL DEPOSIT

Hudbay completed a drill program on its 100%-owned Rail deposit in 2024, focusing on infill drilling of the Mineral Resource and evaluating depth potential, down dip-down plunge of the known deposit's boundaries. Hudbay completed 25 drill holes totalling 13,739 m between July and November 2024. Follow-up borehole EM surveys were conducted on selected holes (Table 10-7).

Collar surveys were completed with the Reflex TN-14. Downhole surveys were carried out at 30 m intervals utilizing Reflex Instruments North-Seeking EZ-Gyro. Hudbay personnel completed drill-hole collar pickups using a Trimble RTi GNSS System with Trimble CenterPoint RTX correctional service, delivering 2 cm RMS Horizontal and 3 cm RMS Vertical.

TABLE 10-7: SUMMARY OF THE RAIL DEPOSIT SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
1958	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	22	4,485
1959	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	2	243
1966	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	30	7,207
1967	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	15	4,788
1971	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	1	105
1990	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	1	125
1993	Rail Deposit	Surface	Hudson Bay Exploration and Development Ltd	3	1,215
2007	Rail Deposit	Surface	Rockcliff Resources Inc	15	3,748
2008	Rail Deposit	Surface	Rockcliff Resources Inc	18	4,462
2009	Rail Deposit	Surface	Rockcliff Resources Inc	15	4,519
2010	Rail Deposit	Surface	Rockcliff Resources Inc	12	3,006
2011	Rail Deposit	Surface	Rockcliff Resources Inc	2	1,334
2019	Rail Deposit	Surface	Rockcliff Resources Inc	25	11,425
2020	Rail Deposit	Surface	Rockcliff Resources Inc	11	4,462
2021	Rail Deposit	Surface	Rockcliff Resources Inc	2	1,048
2024	Rail Deposit	Surface	Hudbay Minerals Inc	25	13,739
Total				199	65,911

10.6 WATTS DEPOSIT

Historically, the Watts deposit was drilled from 1995 to 2007; HBED accounted for 22,271 m drilled over 59 holes and Fort Knox Gold drilled eight holes totalling 2,869 m (Table 10-8).

In 2019, Hudbay completed a diamond drill program on the Watts River deposit. Six diamond drill holes were completed, totalling 2,673 m. The focus of the program was to look at possible expansion of the known mineralization.

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TABLE 10-8: SUMMARY OF THE WATTS DEPOSIT SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
1995	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	11	3,044
1996	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	14	4,641
1997	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	7	3,359
2000	Watts Deposit	Surface	Fort Knox Gold Resources Inc	2	861
2001	Watts Deposit	Surface	Fort Knox Gold Resources Inc	6	2,008
2005	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	6	2,181
2006	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	10	4,366
2007	Watts Deposit	Surface	Hudson Bay Exploration and Development Ltd	11	4,680
2019	Watts Deposit	Surface	Hudbay Minerals Inc	6	2,673
Total				73	27,813

10.7 PEN II DEPOSIT

Four exploration companies completed historical drilling at the Pen II deposit. In total, 50 drill holes were completed from 1964 to 2007, for 10,086 m. Hole traces tracked by downhole surveys were completed sporadically using acid tests and tropari instruments (Table 10-9).

Hudbay has been focused on infilling and improving confidence of thickness and grade since 2017. Hudbay drilled 62 holes, totalling 11,620 m of additional drilling. Hudbay's drilling has been collected with downhole survey utilizing Reflex Ez-Shot and Ez-Trac systems. True-north azimuth readings were then added to the drilling database by applying a magnetic declination correction. Hole collars were picked up using a DGPS that Hudbay's mine technical service group supplied.

TABLE 10-9: SUMMARY OF THE PEN II DEPOSIT SURFACE DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
1964	PEN II Deposit	Surface	Conwest Exploration Company Ltd	4	107
1971	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	3	268
1983	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	1	74
1985	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	2	295
1986	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	15	2,028
1987	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	10	2,461
1988	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	3	922
1989	PEN II Deposit	Surface	Granges Exploration Ltd	1	56
1990	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	1	395
1991	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	1	473
1999	PEN II Deposit	Surface	Callinan Mines Ltd	3	1,000
2000	PEN II Deposit	Surface	Callinan Mines Ltd	2	754
2007	PEN II Deposit	Surface	Hudson Bay Exploration and Development Ltd	4	1,253
2017	PEN II Deposit	Surface	Hudbay Minerals Inc	17	3,120
2018	PEN II Deposit	Surface	Hudbay Minerals Inc	29	6,411
2019	PEN II Deposit	Surface	Hudbay Minerals Inc	16	2,089
Total				112	21,706

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10.8 BRITANNIA GOLD PROJECT PROPERTIES

Table 10-10 lists the historical surface and underground drilling on the Britannia Gold Project properties since the 1940s.

Alexis Minerals Corp. was the last operator to conduct drilling on the Britannia Gold Project. The 2010-2011 Alexis drilling campaigns focused on collecting information in areas with the potential to provide mineral resources to the mining plan and additional surface targets in the Britannia Gold Project area. The drill programs concentrated on areas around the Boundary, Birch, Mine East, and near the New Britannia Mine.

This most-recent drilling Garson Gold Corp. and Alexis Minerals Corp completed was NQ diameter core using a drilling company based in Alida, Saskatchewan-Dig-It Exploration. The locations of all the drill holes were surveyed and tied into the established grid on the property. Downhole surveys were completed using a Fordia Flexit Smart-tool System. The first reading was taken approximately 10 m downhole, with subsequent readings being taken every 50 to 60 m downhole.

Oriented core was performed on some of the holes drilled at 3 Zone and at Boundary using the Ball Mark orientation system. The oriented core was logged for structural measurements on veins and rock fabric.

In 2019, a winter drill program was completed in the 3 Zone deposit area-three drill holes totalling 1,173 m, and a summer and fall metallurgical drilling program of four holes, totalling 1,160 m (Table 10-10). Each drill hole was lined up with a Reflex TN14 Gyrocompass, and the drill hole was surveyed with a Reflex EZ-Trac at 30 m intervals downhole.

TABLE 10-10: SUMMARY OF THE BRITANNIA GOLD PROJECT SURFACE AND
UNDERGROUND DIAMOND DRILLING

Year	Area	Hole Type	Operator	No. of Holes	Metres Drilled
1948-1956	NB	Surface & underground	Howe Sound Exploration Co Ltd. & Britannia Mining & Smelting Co. Ltd.	1,629	92,760
1988-1989	NB	Underground	High River Gold Mines Ltd.	88	9,809
1988-1989	NB	Surface & underground	Inco Gold Co	86	17,741
1994-2002	NB	Surface & underground	TVX Gold Inc. & High River Gold Mines	7,107	494,750
2003-2004	NB	Surface & underground	Kinross Gold Corp. & High River Gold	1,127	67,886
2007-2008	NB	Surface	Garson Gold Corp.	10	3,618
2009	NB	Surface	Garson Gold Corp.	3	913
2010-2011	NB	Surface	Alexis Minerals Corporation	146	50,872
1948-1956	NB	Surface & underground	Howe Sound Exploration Co Ltd. & Britannia Mining & Smelting Co. Ltd.	1,629	92,760
1988-1989	NB	Underground	High River Gold Mines Ltd.	88	9,809
2019	3 Zone	Surface	Hudbay Minerals Inc	20	6,301
Total				10,216	744,650

10.9 QP COMMENTS

There are no known factors that could materially impact the accuracy and reliability of the drill results reported in this section.

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11 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The QP reviewed sample preparation, analysis, and security procedures applied to Lalor and the Snow Lake satellite deposits. The sampling method, analyses, and security measures have been documented in detail in past published technical reports by Hudbay for its Manitoba operations, and will only be summarized in this Technical Report. Generally, the same procedures were followed by the exploration team of Murgor Resources at WIM, which was under the supervision of a former Chief Geologist at Hudbay. Unless specified in the report, all the laboratories used for sample preparation, analysis, and security are independent of Hudbay. The procedures followed at the New Britannia Mine and other Britannia Gold Project properties are summarized at the end of this section and are described in greater detail in the technical report that Genivar produced for Alexis Resources (Roy et al., 2010).

11.1 QUALITY CONTROL INSERTION RATES

All quality control materials-including coarse blanks, fine blanks, pulp blanks, and certified reference materials (CRM)-must be inserted blindly into the sample stream. This ensures that the laboratory cannot distinguish control samples from the primary core, blasthole, metallurgical, pulp, or coarse-reject samples.

11.2 LALOR AND 1901 MINES

11.2.1 Sample Preparation and Security

At the Lalor and 1901 mines, drill core is logged directly into the acQuire drill-hole database using dedicated laptop computers. Lithology, alteration, structure, mineralization, core quality, and recovery are described in detail throughout the core length. Sample intervals are clearly marked on the core.

The core is photographed before samples are cut and bagged for shipment. Photographing the core is the last step of the logging process, to ensure exact locations of all contacts, sample locations, and numbers are captured. A standard set-up, as well as a single-camera type with standardized settings are used to ensure photographs are of consistent quality. Once photographs have been captured, they are saved on the Company server and linked to the acQuire drill-hole database for easy network access.

Prior to cutting the core, the database manager prints a sample list for each drill hole that includes the sample identification number, hole name, sample type, and the start-and-end meterage of each sample. The core is cut along the cut-line drawn by the geologist. In gouge and rubble intervals, an aluminum sampling scoop is used to separate the gouge into two halves in the core boxes. Completed sample bags are closed using zip ties. All saws and sampling buckets are rinsed with water after cutting each sample, to prevent cross-contamination.

11.2.2 Analytical Procedures

Sample preparation and analysis for Lalor has been conducted at three different laboratories over time. Since September 2016, nearly all samples have been prepared and assayed at Bureau Veritas. Since the 2021 Technical Report, all drill-core samples analyzed have been sent for analysis at Bureau Veritas. SGS was used as the umpire laboratory for quality-control purposes.

Bureau Veritas (Primary Laboratory)

All samples arriving at Bureau Veritas were checked against the chain-of-custody form and prepped according to their lab protocols. Sample preparation includes weighing the sample, crushing 1 kg to a minimum P80 2 mm, and a 250 g split crushed to a minimum P85 75 µm. Base metals and other elements were analyzed with aqua regia digestions coupled with ICP-ES/MS (methods AQ270, AQ251ext, and AQ370). Assays returning over-the-range values were reassayed with higher reporting methods (GC820 for copper, GC816 for zinc, GC817 for lead, and MA404 for copper and zinc when values were above 20%). All samples were analyzed for gold using fire assay coupled with atomic absorption (FA430). A gravimetric finish (FA530) was used when samples returned gold values above 10 ppm. Bureau Veritas is currently registered with ISO 9001 and ISO/IEC 17025 accreditations. Fine sample pulps are kept in secure storage at the laboratory after analysis and are released only after all data are validated.

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 SGS (Umpire Laboratory)

All samples arriving at SGS are checked against the chain-of-custody form. No sample preparation was conducted at SGS, since the laboratory was mainly used for check assays on pulps. Base metals and other elements were analyzed with aqua regia digestion coupled with ICP-ES (method ICP14B). Assays returning over-the-range values were reassayed with higher reporting methods (ICP13B when values were above 1% for zinc, copper, and lead). All samples were analyzed for gold using fire assay coupled with atomic absorption (FAA313). A gravimetric finish (FAG303) was used when samples returned gold values above 10 ppm. SGS is registered with ISO 9001 and ISO/IEC 17025 accreditations.

 Specific Gravity Measurements

In all, 107,737 density measurements were completed on Lalor samples by Bureau Veritas. Density measurements were performed on 23,505 samples from 1901 (Table 11-1). All measurements were completed using the gas pycnometer method.

TABLE 11-1: LALOR AND 1901 MEASURED SPECIFIC GRAVITY SAMPLES

Year	Lalor Samples	1901 Samples
2012	-
2013	6,197
2014	19,578
2015	10,767
2016	7,373
2017	2,837
2018	5,595
2019	5,484	13,689
2020	4,067
2021	10,057
2022	16,226
2023	4,854
2024	5,881
2025	5,486	4,519
2026 (Jan to Jun)	3,335	5,297
Total	107,737	23,505

Note: The greyed out sections in the 1901 column indicate there was no drilling that year. No SG was measured.

Once logging is completed, all data from sample books including QA/QC samples are entered into Hudbay's acQuire drill-hole database by hole number. Before dispatch, QA/QC samples are inserted into the sample stream. Hudbay's practice involves inserting duplicates, standards, and blanks every 10 samples following a non-regular pattern in every run of 100 samples (Table 11-2).

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TABLE 11-2: LALOR AND 1901 MINES CRMS, DUPLICATES, AND BLANKS INSERTIONS

Sample Tag Endings
10 =	Duplicate
20 =	Standard
25 =	Blank
30 =	Duplicate
40 =	Standard
50 =	Duplicate
60 =	Standard
70 =	Duplicate
75 =	Blank
80 =	Standard
90 =	Duplicate
00 =	Standard

11.2.3 Quality Assurance and Quality Control

From information collected and reviewed since the 2021 Technical Report, the data verification procedures and results are as follows. Once logging is complete, all data from sample books, including QA/QC samples, are entered into Hudbay's acQuire drill-hole database by hole number. Before dispatch, QA/QC samples are inserted into the sample stream. Hudbay commonly includes 5% CRMs, 2% certified blanks, and 5% coarse duplicates. Blanks and CRMs were prepared by Ore Research and Exploration (OREAS), Analytical Solutions Ltd. (ASL), and Rocklabs.

11.2.4 Standards

At Lalor, 31,421 OREAS and Rocklabs CRMs were analyzed, representing 5.7% of the sample stream. At 1901, 1,523 OREAS standards were analyzed, representing 5.7% of the sample stream (Table 11-3).

TABLE 11-3: LALOR AND 1901 STANDARDS INSERTED

Year	Lalor Samples			1901 Samples
	Standard	Primary	%	Standard	Primary	%
2013	902	10,090	8.9
2014	2,052	25,815	7.9
2015	1,876	32,862	5.7
2016	2,516	44,267	5.7
2017	2,650	46,694	5.7
2018	3,140	58,736	5.3
2019	3,782	67,703	5.6	797	13,627	5.8
2020	1,836	37,051	5.0
2021	3,640	65,112	5.6
2022	6,274	111,004	5.7

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Year	Lalor Samples			1901 Samples
	Standard	Primary	%	Standard	Primary	%
2023	1,324	24,013	5.5
2024	1,248	22,691	5.5	0	7	0
2025	794	12,964	6.1	258	4,777	5.4
2026 (Jan to Jun)	289	6,255	4.6	468	8,174	5.7
Total	31,421	555,167	5.7	1,523	26,585	5.7

11.2.5 Blanks

At the Lalor Mine, 12,286 ASL certified blanks were used (2.2% of total sample stream). The 1901 Mine used 1,170 blanks (4.4% of its stream) (Table 11-4). A blank result is considered failed if it exceeds 10 times the equipment's detection limit, falls outside the range of the certified value ±3 standard deviations, or exceeds a factor of 50 versus the low-end cut-off grade (COG) for operating mines. Failed blanks triggered reassays of the affected portion of the assay batch.

TABLE 11-4: LALOR AND 1901 BLANKS INSERTED

Year	Lalor			1901
	Blank	Primary	%	Blank	Primary	%
2013	224	10,090	2.2
2014	580	25,815	2.2
2015	750	32,862	2.3
2016	1,002	44,267	2.3
2017	1,064	46,694	2.3
2018	1,253	58,736	2.1
2019	1,515	67,703	2.2	806	13,627	5.9
2020	735	37,051	2.0
2021	1,460	65,112	2.2	0	0	0
2022	2,444	111,004	2.2	0	0	0
2023	536	24,013	2.2	0	0	0
2024	500	22,691	2.2	0	7	0
2025	310	12,964	2.4	114	4,777	2.4
2026 (Jan to Jun)	137	6,255	2.2	250	8,174	3.1
Total	12,510	565,257	2.2	1,170	26,578	4.4

Note: The greyed-out sections in the 1901 column indicate there was no active drilling at the time, so no blanks inserted.

11.2.6 Coarse Duplicates and Umpire Checks

At Lalor, 27,736 coarse duplicates were analyzed (5.0% of the sample stream), and at 1901, 1,541 coarse duplicates were analyzed (5.8% of the sample stream), demonstrating laboratory precision (Table 11-5). In total, 22,169 pulp duplicates from Lalor (5.5%) and 1,171 pulp duplicates from 1901 (4.4%) were sent to SGS for external validation, confirming Bureau Veritas assays are reproducible (Table 11-6).

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TABLE 11-5: COARSE DUPLICATES INSERTED FOR LALOR AND 1901

Year	Lalor			1901
	Duplicates	Primary	%	Duplicates	Primary	%
2014	580	25,815	2.2
2015	1,868	32,862	5.7
2016	2,513	44,267	5.7
2017	2,656	46,694	5.7
2018	3,140	58,736	5.3
2019	3,790	67,703	5.6	804	13,627	5.9
2020	1,748	37,051	4.7
2021	2,820	65,112	4.3	0	0	0
2022	4,905	111,004	4.4	0	0	0
2023	1,327	24,013	5.5	0	0	0
2024	1,248	22,691	5.5	0	7	0.0
2025	786	12,964	6.1	265	4,777	5.5
2026 (Jan to Jun)	355	6,255	5.7	472	8,174	5.8
Total	27,736	555,167		1,541	26,585

Note: The greyed-out sections in the 1901 column indicate there was no active drilling at the time, so no blanks inserted.

TABLE 11-6: UMPIRE SAMPLES SENT TO CHECK LAB FOR LALOR AND 1901

Year	Lalor			1901
	Umpire	Primary	%	Umpire	Primary	%
2018	2,957	58,736	5.0	787	13,569	5.8
2019	4,204	67,703	6.2
2020	2,181	37,051	5.9
2021	3,420	65,112	5.3	0	0	0
2022	5,340	111,004	4.8	0	0	0
2023	1,613	24,103	6.7	0	0	0
2024	1,270	22,691	5.6	1	7	14.3
2025	1,083	12,964	8.4	178	4,777	3.7
2026 (Jan to Jun)	101	6,255	1.6	205	8,174	2.5
Total	22,169	405,619		1171	26,527

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11.3 TALBOT DEPOSIT

11.3.1 Sample Preparation

The sample preparation methods performed on the samples collected at the Talbot deposit during the 2025-2026 drill program are the same as those used for Lalor and 1901 mines.

From 2015 to 2019 Rockcliff-bagged drill-core samples were dried, crushed to P70 10 mesh and a 250 g pulp was then pulverized to P95 150 mesh for assaying. A 0.5 g cut is taken from each pulp for base-metal analyses and leached in a multi-acid (total) digestion, then analyzed for copper, lead, zinc, and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30 g charge followed by an atomic absorption finish. Samples greater than the upper detection limit (1,000 ppb) are reanalyzed using fire assay gravimetric with a one assay-ton charge. Metallic screen analysis is performed upon request. Lab QA/QC includes inserting CRMs or standard at a rate of one in 20 samples: one blank per batch, two pulp duplicates per batch for fire assay with AA finish; and three for fire assay with gravimetric finish and random repeats as required. The QP believes that the sample preparation, security, and analytical procedures undertaken by Rockcliff are adequate for use in the updated Mineral Resource estimate in this Technical Report.

Before 2015, all samples arriving at the Hudbay laboratory are checked against the geologist's sample submission sheets. Laboratory analytical worksheets are generated for the analysis areas. The core samples are crushed to −10 mesh. Next, they are split to approximately 250 g, pulverized to about P90 −150 mesh and placed into labelled bags. Crusher and pulverizer checks are conducted daily to ensure there is no excessive wear on the crusher plates and pulverizer pots. For every 22 samples received, a laboratory blank and QC sample were inserted in the batch.

11.3.2 Specific Gravity

In all, 3,506 specific gravity (SG) measurements have been completed on the Talbot deposit, with samples from the 2025-2026 drill program completed at Bureau Veritas using a gas pycnometer (method SPG04). All the earlier measurements were completed using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water.

11.3.3 Sample Analysis

Laboratory analysis for samples collected at the Talbot deposit between 2003 and 2013 were conducted at Hudbay's internal laboratory in Flin Flon. All samples collected during the 2015-2019 programs were analyzed at TSL Laboratories Inc. (TSL) in Saskatoon. In all, 4,334 samples collected in the 2025-2026 drill program were submitted to Bureau Veritas, which followed the Lalor and 1901 mines' procedures.

11.3.4 Hudbay's Flin Flon Laboratory

Base-metals and silver analysis are completed by aqua regia digestion and read by ICP-atomic emission spectroscopy (AES). Gold analysis is completed on each sample by atomic absorption spectrometry (AAS) after fire assay lead collection. A gravimetric method is used for gold if the range is above the upper limit of the AAS (7 ppm).

11.3.5 Bureau Veritas

The methods Bureau Veritas used on samples collected at the Talbot deposit during the 2025-2026 drill program are the same as the ones used for the Lalor and 1901 mines.

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11.3.6 SGS

The methods SGS used on pulp duplicates sent by Bureau Veritas for samples collected at the Talbot deposit during the 2025-2026 drill program are the same as those used by the Lalor and 1901 mines.

11.3.7 Quality Assurance and Quality Control

Previous operator documentation is provided in Rockcliff (2021).

Other operators have worked on this project and followed CIM best practices for a QA/QC program, including inserting CRMs, blanks, and duplicate samples. In some cases, Hudbay was not able to confirm if a QA/QC protocol was in place. These practices were acceptable at the time; however, they are not consistent with current QA/QC practices. All samples were accepted into Hudbay's acQuire database.

As part of Hudbay's QA/QC program, samples collected from 2025-2026, QA/QC CRMs, blanks, and duplicates were systematically introduced into the sample stream to assess subsampling procedures, potential cross-contamination, precision, and accuracy. Hudbay commonly includes 5% CRMs, 10% certified blanks, and 5% coarse duplicates in the sample stream. OREAS and ASL prepared blanks and CRMs. All QA/QC samples were analyzed following the same analytical procedures as those used for the drill-core samples. Quality-control failures were corrected by reanalyzing part of the assay batch, including the standard, duplicate, and blank, until all the QA/QC results cleared within the built-in checks in the acquire database.

11.3.8 Standards

In all, 211 standards were inserted in the sample stream that represents 5% of the total samples taken at Talbot for the 2025-2026 drill program.

The analytical bias for all metals at Talbot is considered more than adequate to validate the accuracy of the laboratory assay results. Quality-control failures were corrected by reanalyzing part of the assay batch, including the standard, until all the QA/QC results cleared the built-in checks in the acQuire database.

11.3.9 Blanks

In total, 400 blanks (coarse and fine) representing 9% of the total samples taken were inserted in the sample stream, sourced from a certified ASL blank and a non-certified internal geological blank (GQC-granite) for the 2025-2026 drill program at Bureau Veritas.

The level of cross-contamination or sample swaps is very low to non-existent in the 2025-2026 drill program, confirming that the laboratory processed the samples in an adequate fashion. However, a number of samples that returned zinc, copper, and silver results higher than 3 x detection limits were noted in the program. These failures are attributed to the certified value of blanks used being significantly higher than the detection limits of zinc, copper, and silver in the ultra-trace AQ251-EXT method used in exploration projects. This suggests only minor cross-contamination, and no sample swaps occurred at Talbot.

11.3.10 Coarse Duplicates

In all, 203 coarse duplicates representing 5% of the sample stream collected were analyzed from the 2025-2026 Talbot drill program at Bureau Veritas. Descriptive statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired analysis results, the laboratory appeared to be precise.

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11.3.11 Umpire Laboratory

In total, 184 pulp duplicates were sent to and analyzed at SGS to validate the reproducibility of Bureau Veritas results from the 2025-2026 Talbot drill program. This external check represents 4% of the sample stream. Descriptive statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired analysis results, the Bureau Veritas results appeared to be reproducible.

11.4 WIM DEPOSIT

Hudbay has not performed any exploration work on the WIM deposit since 2019. The sampling method, analyses, and security measures used by the previous owners-Murgor Resources and Alexandria Minerals- have been documented in Alexandria Minerals' 2015 technical report and the 2021 Technical Report; therefore, it will only be summarized in this Technical Report.

11.4.1 Sample Preparation

The sample preparation methods performed on the WIM samples are the same as the ones used for the Lalor Mine samples in Section 11.2.1. The logs were entered in a Gemcom Access database.

11.4.2 Specific Gravity

Murgor Resources collected a total of 572 density measurements in 2007 and 2008. These measurements were performed at TSL in Saskatoon using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water.

11.4.3 Sample Analysis

"All drill cores assayed from the 2007 and 2008 drilling programs were completed by TSL, using multi-acid digestion and AAS for the base metals and fire assay, atomic absorption and gravimetric finish for gold. All samples selected for analysis were prepared and analyzed for Cu, Zn, Au, Ag, Fe, As, and Pb" (Greenough & Palmer, 2015). TSL is currently registered with ISO/IEC 17025 accreditation.

11.4.4 Quality Assurance and Quality Control

Data verification procedures and results are based on information collected and reviewed from the 2007 and 2008 drilling campaign. During this period, all samples were assayed at the TSL laboratory in Saskatoon, while whole-rock geochemistry pulp samples were sent to ALS Laboratory in Vancouver. As part of Murgor's QA/QC program, QA/QC samples were systematically introduced in the sample stream to assess subsampling procedures, potential cross-contamination, precision, and accuracy, typically using a 15% insertion rate (i.e., one CRM, blank, or duplicate every 10 samples). All QA/QC samples were analyzed following the same procedures as those used for the drill core samples at WIM.

The results of Golder's review indicated that Murgor's QA/QC standard sampling program was working effectively, and the program met industry standards.

11.5 RAIL DEPOSIT

Hudbay discovered the Rail deposit 1958. Hudbay's internal laboratory in Flin Flon completed the sampling methods and analysis. The sampling method, analyses, and security measures Rockcliff used, as documented in Rockcliff (2021), will only be summarized in this Technical Report.

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11.5.1 Sample Preparation

TSL, now Saskatchewan Research Council (SRC) is a Canadian assay laboratory accredited under ISO/IEC17025. Each bagged core sample was dried, crushed to P70 10 mesh, and a 250 g pulp is pulverized to P95 150 mesh for assaying. A 0.5 g cut is taken from each pulp for base-metal analyses, and leached in a multi-acid (total) digestion, then analyzed for copper, lead, zinc, and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30 g charge followed by an atomic absorption finish. Samples greater than the upper detection limit of 1,000 ppb were reanalyzed using fire assay gravimetric on a 1 assay-ton charge.

All samples arriving at Bureau Veritas were checked against the chain-of-custody form and prepped according to the lab protocols. The sample preparation includes weighing the sample, crushing 1 kg to a minimum P80 2 mm, and a 250 g split crushed to a minimum P85 75 µm. Base metals and other elements were analyzed with aqua regia digestions coupled with ICP-ES/MS (methods AQ270, AQ251ext, and AQ370). Assays returning over-the-range values were reassayed with higher reporting methods (GC820 for copper, GC816 for zinc, GC817 for lead, and MA404 for copper and zinc when values were above 20%). All samples were analyzed for gold using fire assay coupled with atomic absorption (FA430). A gravimetric finish (FA530) was used when samples returned gold values above 10 ppm. Bureau Veritas is currently registered with ISO 9001 and ISO/IEC 17025 accreditations.

11.5.2 Specific Gravity

Rockcliff completed 266 bulk-density measurements using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water. In all, 2,596 density measurements from Hudbay's 2024 drill program were completed at Bureau Veritas by gas pycnometer (method SPG04).

11.5.3 Sample Analysis

For laboratory analysis of samples collected at Rail before 2020, refer to P&E (2020). In 2024 Hudbay completed a drilling program at Rail. In all, 2,596 samples were submitted to Bureau Veritas following the Lalor and 1901 mines procedures.

11.5.4 Bureau Veritas

The methods Bureau Veritas used on samples collected at the Rail deposit during the 2024 drill program are the same as the ones used for the Lalor and 1901 mines.

11.5.5 SGS

The methods SGS used on Bureau Veritas pulp duplicates for samples collected at the Rail deposit during the 2024 drill program are the same as those used for the Lalor and 1901 mines.

11.5.6 Quality Assurance and Quality Control

BESTECH (2021) provides previous operator documentation.

Other operators have worked on this project and followed MRMR Best Practice Guidelines (CIM, 2019) for a QA/QC program, including inserting CRMs, blanks, and duplicates. In some cases, Hudbay was not able to confirm if a QA/QC protocol was in place. These practices were acceptable at the time; however, they are not consistent with the current QA/QC practices. All samples were accepted into Hudbay's acQuire database.

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As part of Hudbay's QA/QC program, for samples collected from the 2024 program, QA/QC samples were systematically introduced into the sample stream to assess subsampling procedures, potential cross-contamination, precision, and accuracy. Hudbay commonly includes 5% CRMs, 5% certified blanks, and 5% coarse duplicates in the sample stream. OREAS and ASL prepared blanks and CRMs. All QA/QC samples were analyzed following the same analytical procedures as those used for the drill-core samples.

11.5.7 Standards

In all, 152 standards were inserted into the sample stream that represent 5% of total samples taken at Rail for the 2024 drill program.

The analytical bias for all metals at Talbot is considered more than adequate to validate the accuracy of the laboratory assay results. Quality control failures were corrected by reanalyzing part of the assays batch, including the standard, until all the QA/QC results cleared the built-in checks in the acQuire database.

11.5.8 Blanks

In all, 155 coarse and fine blanks were inserted into the sample stream in the 2024 drill program, sourced from a certified ASL blank and a non-certified internal geological blank (GQC-granite), and analyzed at Bureau Veritas, representing 5% of the total samples taken.

The level of cross-contamination or sample swaps is very low to non-existent. The data collected during the 2024 drill program confirm that the laboratory processed the samples in an adequate fashion; however, a number of samples that returned zinc, copper, and silver results higher than 3 x detection limits were noted in the program. These failures are attributed to the certified value of blanks used being significantly higher than the detection limits of zinc, copper, and silver in the ultra-trace AQ251-EXT method used in exploration projects, suggesting minor cross-contamination and no sample swaps occurred at Talbot.

11.5.9 Coarse Duplicates

In all, 154 coarse duplicates were analyzed from the 2024 drill program at Bureau Veritas, representing 5% of the sample stream. Basic statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired analysis results, the laboratory appeared to be precise.

11.5.10 Umpire Laboratory

There were 154 pairs of field duplicates. Data were graphed on scatter plots for gold, silver, copper, and zinc for comparison.

11.6 WATTS DEPOSIT

11.6.1 Sample Preparation

The sample preparation methods performed on samples collected at the Watts deposit during the 2019 drill program are the same as the ones used for the Lalor and the 1901 mines.

In all, 1,386 samples from 32 holes drilled between 1995 and 2001 were prepared in a fashion similar to the 2005 to 2007 samples, without QA/QC procedures. The samples from 1995 to 1997 were assayed at the HBMS assay laboratory in the same manner as the 2005 to 2007 samples. TSL and Chemex carried out analytical work for the 2000 to 2001 drilling campaign. No QA/QC samples were submitted or requested by the geologist for the historical drilling.

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11.6.2 Specific Gravity

Density measurements were performed for 699 samples at Hudbay's logging facility, for samples collected between 1995 and 2007, and at the Bureau Veritas laboratory in Vancouver for samples collected in 2019. Density measurements were completed using a non-wax-sealed immersion technique to measure the weight of each sample in air and in water. Density measurements at Bureau Veritas were completed using a gas pycnometer (method SPG04). Table 11-2 presents the number of density measurements by year.

11.6.3 Sample Analysis

Laboratory analysis for samples collected at the Watts deposit between 1995 and 2007 was conducted at Hudbay's internal laboratory in Flin Flon and TSL's laboratory in Saskatoon. All samples collected during the 2019 program were analyzed at the Bureau Veritas laboratory in Vancouver, with SGS laboratory conducting external checks.

11.6.4 Hudbay's Flin Flon Laboratory

At Hudbay's Flin Flon laboratory, base-metal and silver analysis were completed by aqua-regia digestion and read by inductively coupled plasma (ICP-AES). Gold analysis was completed on each sample by AAS after fire assay lead collection. A gravimetric method is used for gold if the range is above the upper limit (7 ppm) of the AAS.

11.6.5 Bureau Veritas

The methods used by Bureau Veritas on samples collected at the Watts deposit during the 2019 drill program are the same as the ones used for the Lalor and 1901 mines.

11.6.6 SGS

The methods used by SGS on pulp duplicates sent by Bureau Veritas for samples collected at the Watts deposit during the 2019 drill program are the same as those used for the Lalor and 1901 mines.

11.6.7 Quality Assurance and Quality Control

Data verification procedures and results are based on information collected and reviewed from the 1995-2007 and 2019 drilling campaigns. QA/QC standard, blank, and duplicate samples were introduced into the sampling stream for samples collected between 2005 and 2019. No QA/QC samples were taken for samples collected between 1995 and 2001, representing 56% of the database.

As part of Hudbay's QA/QC program, for samples collected from 2005 to 2019, QA/QC samples were systematically introduced into the sample stream to assess subsampling procedures, potential cross-contamination, precision, and accuracy. Hudbay commonly includes 5% CRMs, 2% certified blanks, and 5% coarse duplicates in the sample stream. OREAS and ASL prepared blanks and CRMs. All QA/QC samples were analyzed following the same analytical procedures as those used for the drill-core samples.

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11.6.8 Standards

In all, 53 OREAS standards were analyzed at Hudbay's Flin Flon Laboratory in the 2005-2007 program, representing 5.5% of total samples taken during that time. In 2019, a total of 20 OREAS standards were analyzed at Bureau Veritas, representing 5.8% of the sample stream.

The analytical bias for all metals at Watts is considered more than adequate to validate the accuracy of the laboratory assay results. Quality control failures related to analytical results returning below lower detection-limits in low- to medium-grade standards were noted for zinc and copper in the 2005-2007 program. Failures were corrected by reanalyzing part of the assay batch, including the standard, until all the QA/QC results cleared the built-in checks in the acQuire database.

11.6.9 Blanks

In all, 78 blanks were sourced from a certified ASL blank and a non-certified internal geological blank (GQC-granite) that Hudbay has historically used. Those blanks were inserted into the sample stream to monitor potential cross-contamination or sample swaps at Hudbay's Flin Flon lab and Bureau Veritas.

The level of cross-contamination or sample swaps is very low to non-existent from the 2005-2007 and 2019 drilling campaigns, confirming the laboratory processed the samples in an adequate fashion. However, a significant number of samples that returned zinc, copper, and silver results higher than 3 x detection limits were noted in the 2019 program. These failures are attributed to the certified value of blanks used being significantly higher than the detection limits of zinc, copper, and silver in the ultra-trace AQ251-EXT method used in exploration projects. The maximum reported results for zinc, copper, and silver in the blanks are 0.005%, 0.006%, and 0.2 g/t, respectively, suggesting minimal cross-contamination and no sample swaps occurred at Watts.

11.6.10 Coarse Duplicates

Twenty coarse duplicates were analyzed from the 2019 program at Bureau Veritas, representing 5.8% of the sample stream collected in 2019. Descriptive statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired analysis results, the laboratory appeared to be precise.

11.6.11 Umpire Laboratory

Twenty pulp duplicates were sent to and analyzed at SGS to validate the reproducibility of Bureau Veritas results in the 2019 program. This external check represents 5.8% of the sample stream collected in 2019. Descriptive statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired analysis results, the Bureau Veritas results appeared to be reproducible.

11.7 PEN II DEPOSIT

Hudbay has not performed any exploration work on the Pen II deposit since 2018. The sampling method, analyses, and security measures Hudbay used are described in the 2021 Technical Report and will only be summarized in this Technical Report.

11.7.1 Sample Preparation

The sample preparation methods performed on samples collected at the Pen II deposit during the 2017-2018 drill program are the same as the ones used for the Lalor and 1901 mines.

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11.7.2 Specific Gravity

As for Pen II, Hudbay collected 1,306 density measurements.

11.7.3 Sample Analysis

The laboratory analysis for samples collected at the Pen II deposit between 1986 and 2012 was completed at Hudbay's internal laboratory in Flin Flon and TSL-SRC laboratory in Saskatoon. All samples collected during the 2017-2018 program were analyzed at the Bureau Veritas laboratory in Vancouver, with SGS laboratory conducting external checks.

11.7.4 Quality Assurance and Quality Control

Hudbay's Flin Flon Laboratory base-metal and silver analyses were completed by aqua-regia digestion and read by inductively coupled plasma (ICP-AES). Gold analyses were completed on each sample by AAS after fire assay lead collection. The gravimetric method is used for gold if the range is above the upper limit of the AAS (7 ppm).

The analytical methods completed at Bureau Veritas on samples collected at the Pen II deposit during the 2017-2018 drill program are the same as the ones used for the Lalor and 1901 mines. The methods SGS used on pulp duplicates Bureau Veritas sent for samples collected at the Pen II deposit during the 2017-2018 drill program are the same as the Lalor and 1901 mines.

11.7.5 Umpire Laboratory

At Pen II, 67 pulp rejects were sent to and analyzed at SGS to validate the reproducibility of Bureau Veritas results. This external check represents 4.3% of the sample stream. Based on the paired analysis results, the Bureau Veritas results appeared to be reproducible.

11.8 BRITANNIA GOLD PROJECT PROPERTIES

The sampling method, analyses, and security measures used by the previous owners-Kinross and Alexis Resources-have been documented in Genivar (2011).

Hudbay conducted limited confirmatory drilling in 2019 on the 3 Zone deposit. The sample preparation methods used for the samples are the same as the ones used for the Lalor and 1901 mines.

11.8.1 Sample Preparation

Details of the sampling methods earlier operators of the New Britannia Mine conducted prior to 1995 have been lost. Between 1995 and 2003, the New Britannia sampling method consisted of drill cores geologists logged on paper at the mine site. The written logs were later transferred into a Gemcom Access database. Technicians would lay out the core, split it, and sample the core according to the geologists' instructions. The geologist also collected chip samples during the mining operation, either taken from the back of the drift if the muck pile had not been removed, or taken 1.40 to 1.52 m above the floor of the drift if the blast muck had been removed. The geologist was responsible for taking the samples to the mill laboratory preparation area and recording the number of each sample in a record book.

In 2019 Hudbay conducted a drill program at the 3 Zone deposit. Drill core is logged directly into the acQuire drill-hole database using dedicated laptop computers. Lithologies, alteration, structures, mineralization, core quality, and recovery are described in detail throughout the core length. Sample intervals are clearly marked on the core.

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The core is photographed before samples are cut and bagged for shipment. Photographing the core is the last step of the logging process, to ensure exact locations of all contacts, sample locations, and numbers are captured. A standard set-up, as well as a single-camera type with standardized settings, are used to ensure photographs are of consistent quality. Once photographs have been captured, they are saved on the Company server and linked to the acQuire drill-hole database for easy network access.

Prior to cutting the core, the database manager prints a sample list for each drill hole that includes the sample identification number, hole name, sample type, and the start-and-end footage of each sample. The core is cut along the cut line the geologist drew. In gouge and rubble intervals, an aluminium sampling scoop is used to separate the gouge into two halves in the core boxes. Completed sample bags are closed and secured at the neck using two zip ties. All saws and sampling buckets are rinsed with water after cutting each sample, to prevent cross-contamination.

Once logging is completed, all data from sample books, including QA/QC samples, are entered into Hudbay's acQuire drill-hole database by hole number. Before dispatch, QA/QC samples are inserted into the sample stream. Hudbay's practice involved inserting the following quality control samples for every 100 samples:

  Five blanks
  Five duplicates
  Five standards (gold + base metals).

11.8.2 Sample Analysis

Most of the drill cores and chips assays from 1995 to 2003 from the New Britannia Mine were completed at the on-site mill laboratory using a fire assay/atomic absorption finish (FA/AA) method.

At the other Snow Lake properties, sample analysis, including determining gold and arsenic on all samples, and SG and multi-element geochemistry on selected samples, was completed at TSL Laboratories Inc. (TSL) in Saskatoon. TSL was established in 1981 and certified as ISO/IEC 17025. At TSL, the samples were dried and crushed, and a 250 g riffle split of the crushed sample was pulverized to P95 150 mesh (106 µm). Gold concentration was determined on all samples from a 30 g split of the pulverized sample by FA/AAA. All samples with a gold concentration greater than 1,000 ppb were reassayed using fire assay with a gravimetric finish. SG and ICP-mass spectrometry multi-element analyses were completed on selected samples, as requested by Garson project geologists.

The laboratory analysis for the 2019 drill campaign on the 3 Zone deposit samples was conducted at the Bureau Veritas Laboratory in Vancouver, with SGS laboratory conducting external checks.

11.8.3 Bureau Veritas

The methods used by Bureau Veritas on samples collected at the Britannia Gold Project deposits during the 2019 drill program are the same as the ones used for the Lalor and 1901 mines.

11.8.4 SGS

The methods SGS used on pulp duplicates Bureau Veritas sent for samples collected at the Britannia Gold Project deposits during the 2019 drill program are the same as the Lalor and 1901 mines.

11.8.5 Specific Gravity

Density measurements were performed for 827 samples from the 3 Zone deposit at Bureau Veritas in Vancouver, using a gas pycnometer (method SPG04) in 2019.

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11.8.6 Quality Assurance and Quality Control

Prior to 2014, standard, blank, and duplicate assay samples were added to each batch of 21 samples for drill core and to each batch of 24 samples for chip samples.

The review sampling methods concluded that the sampling and analytical procedures conformed to the industry standards at the time, and these were adequate to ensure a representative determination of the type of gold mineralization identified on the property. The QA/QC data documented in Genivar (2010) are not available for the QP to review. The QA/QC, data verification, and results from the 2019 confirmatory drill program at 3 Zone were collected and reviewed, and no issues were observed. During this period, all samples were assayed at the Bureau Veritas laboratory in Vancouver, and checks conducted at SGS laboratory.

11.8.7 Standards

In 2019, 41 OREAS standards were analyzed at Bureau Veritas, representing 5% of the sample stream. All QA/QC samples were analyzed following the same analytical procedures as those used for the drill-core samples. Quality-control failures were corrected by reanalyzing part of the assays batch, including the standard, duplicate, and blanks, until all the QA/QC results cleared within the built-in checks in the acQuire database.

11.8.8 Blanks

In 2019, 50 non-certified internal geological blanks (GQC-granite) that have been historically used by Hudbay were inserted into the sample stream to monitor potential cross-contamination or sample swaps at Bureau Veritas. The level of cross-contamination or sample swaps is very low to non-existent in the data collected during the 2019 drilling campaign. No significant issues were observed; however, a single blank returned a value greater than 5 x the detection limit. The blank result was investigated and determined to be a result of contamination in the processing stage from a sample with visible gold.

11.8.9 Coarse Duplicates

In all, 47 coarse duplicates were analyzed at Bureau Veritas, representing 5.6% of the sample stream. Basic statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess laboratory precision. Based on the paired-analysis results, the laboratory appeared to be precise.

11.8.10 Umpire Laboratory

In all, 46 pulp duplicates were sent to and analyzed at SGS to validate the reproducibility of Bureau Veritas results. This external check represents 5.5% of the sample stream. Basic statistics, scatter plots, quantile-quantile plots, probability plots, and absolute-difference plots were used to assess the precision of the laboratory. Based on the paired-analysis results, the Bureau Veritas results appeared to be reproducible.

The QP believes that the data are adequate and acceptable for use in estimating Mineral Resources at all the properties covered in this Technical Report.

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12 DATA VERIFICATION

12.1 LALOR MINE, 1901 MINE, TALBOT, WIM, RAIL, WATTS, PEN II, AND BRITANNIA GOLD PROJECT DEPOSITS

12.1.1 Site Visits

The QP has conducted frequent site visits since April 2015. These included the core-logging facilities and the underground mine, to review the geology and mineralization of the different zones. Visits of the exploration and mine technical services offices to meet with the geologists, mine planners, and metallurgists were also part of the process. Hudbay's Flin Flon laboratory and the Bureau Veritas laboratory in Vancouver were also inspected by the QP throughout the years. Mr. Brulotte's most recent visit was on the week of July 13 to 17, 2026, during which he reviewed Talbot drill core, inspected the core logging facility in Flin Flon and inspected underground headings at 1901 and Lalor. The Rail, WIM, Watts, Pen II and New Britannia Gold Project properties were not visited by Mr. Brulotte, given that no active exploration activities occurred since he assumed the role of the Qualified Person. These Hudbay properties were visited by Mr. Tavchandjian, Hudbay's Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a QP for purposes of NI 43-101 and supervised the preparation of the 2021 Technical Report. Mr. Brulotte has satisfied himself based on Mr. Tavchandjian's reports of his site visits to these properties.

12.1.2 Database Management

As described in Sections 10 and 11, drilling, logging, sampling data, and assay results are captured and stored in an acQuire database. The acQuire platform provides robust data security and long-term data-storage solutions. The database manager administers the assay database, with working copies kept on the local drive of a secure computer, and backups placed on a secure location on AWS server. Any requests for edits to the database are made to the database manager, who updates all the copies. All PDF copies of the assay certificates and logs are available on Hudbay's internal SharePoint website, with restricted access.

12.1.3 Database Review

The drill-hole sample results used for the Mineral Resource estimate included zinc, copper, gold, silver, iron, lead, arsenic, nickel, and SG. The QC person verified that all assay certificates received from labs were accurately uploaded into the acQuire database, through manual checks of first, last, and three random samples. A person not involved in the acQuire upload process completes quarterly independent verification through a random check of 100 samples per month. The drill database was directly imported into Leapfrog and MineSight under the QP's direct supervision.

Reviews of the drill holes to look for obvious errors were performed, along with random checks of the acQuire database to ensure honouring of the original data, such as collar location, downhole survey data, and assay results. On a quarterly basis, the QP reviews the quality control results from the surface exploration and underground definition and exploration drilling to ensure that the assay results are accurate and precise. The QP believes that the data are adequate and acceptable for use in estimating Mineral Resources.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

Hudbay's Snow Lake operations have been processing Lalor ore at the Stall and New Britannia concentrators, with the current flowsheets operating as:

  Stall concentrator: Grinding and sequential copper and zinc flotation producing copper-gold flotation concentrate and zinc flotation concentrate
  New Britannia concentrator: Grinding, flotation, and tailings cyanidation producing copper-gold flotation concentrate and doré.

Historical metallurgical performance for Lalor ore processed through New Britannia and Stall mills is summarized in this section. Metallurgical testwork has been completed on samples representative of the mineralization styles for the following future ore deposits:

  1901
  Talbot
  WIM
  Rail
  PEN II
  3 Zone.

Additional, resource-stage deposit metallurgical testwork will be planned when required to support the conversion of Mineral Resources to Mineral Reserves for Watts, Birch, and Boundary.

The long-range plan (LRP) recoveries for each deposit and processing facility (Stall and New Britannia) are summarized in Table 13-1, Table 13-2, and Table 13-3. Recovery projections are based on laboratory testwork, and have been appropriately discounted to reflect historical operating performance, recognizing that laboratory results typically exceed achievable plant recoveries.

Zinc recoveries at Stall from Talbot and Rail deposits are modelled at the higher end of lab recovery as with blending of Lalor ore, Cu:Zn ratio will be much higher (>1:2.5) in 2032-2037 compared to the unblended feed from Talbot (1:0.75) and Rail (1:0.3)).

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TABLE 13-1: LONG-RANGE PLAN RECOVERIES FOR STALL AND NEW BRITANNIA

New Britannia Recovery
Year	Copper (Cu)			Gold (Au)					Silver (Ag)
	Cu in Cu Conc.			Global Au			Au in Cu Conc. Lab (%)	Au via Leach Lab (%)	Global Ag			Ag in Cu Conc. Lab (%)	Ag via Leach Lab (%)
	Historical (2021-2025) (%)	LRP (%)	Lab (%)	Historical (2021-2025) (%)	LRP (%)	Lab (%)			Historical (2021-2025) (%)	LRP (%)	Lab (%)
Lalor	89-94	91	92	87-90	90	92	68	75	79-82	84	78-85	50-63	51-80
1901		92	92		89	93	60	82		84	95	40-85	33-80
Talbot		89	92		87	91-94	51-65	78-82		85	73-93	63-90	32
WIM		93	90-94		83	89-93	78-85	52-59		82	69-83	69-83	TBD
3 Zone					84	90-96	65-85	58-80

TABLE 13-2: PRECIOUS METAL RECOVERIES AT STALL SHOWS THE ADDITION OF CYANIDE LEACHING

Stall Recovery (Precious Metals)
Deposit Average	Gold (Au)					Silver (Ag)
	Global Au			Au in Cu Conc.	Au via Leach	Global Ag			Ag in Cu Conc.	Ag via Leach
	Historical (2021-2025) (%)	LRP (%)	Lab Total (%)	Lab (%)	Lab (%)	Historical (2021-2025) (%)	LRP (%)	Lab Total (%)	Lab (%)	Lab (%)
Lalor	60-70	91	92	68	75	60-70	72	78-85	50-63	51-80
1901		90	95	80	73-97		64	95	40-85	33-80
Talbot		92	91-94	51-65	78-82		75	73-93	63-90	32
Rail		81	95	70-75	78-82		73	88-96	83-95	28

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TABLE 13-3: BASE METAL RECOVERIES AT STALL

Stall Recovery
Deposit Average	Copper (Cu) Cu in Cu Conc.			Zinc Zn in Zn Conc.
	Historical (2021-2025) (%)	LRP (%)	Lab (%)	Historical (2021-2025) (%)	LRP (%)	Lab (%)
Lalor	85-90	84	92	80-90	86	96
1901		70	65-75		90	90
Talbot		88	87-92		71	63-76
Rail		93	90-94		65	50-70

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13.1 STALL CONCENTRATOR

13.1.1 Historical Metallurgical Performance

The Stall concentrator metallurgical performance while processing Lalor base-metal ore from October 2012 to December 2025 is shown in Table 13-4; actual concentrate produced is shown in Table 13-5.

Since the 2021 expansion, Stall concentrator produces a copper concentrate grading 18% Cu to 20% Cu depending on the levels of lead and talc present in the feed ore, and a zinc concentrate grading 50% to 52%. Metal recovery to the copper concentrate ranges from 85% to 90% and 60% to 70% for copper and gold, respectively. Metal recovery to the zinc concentrate ranges from 80% to 90%, which depends greatly on the proportion of zinc appearing as gahnite, which does not respond to flotation.

TABLE 13-4: HISTORICAL STALL CONCENTRATOR METALLURGICAL PERFORMANCE

Year	Feed Tonnes	Feed Assays				Metal Recovery
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Cu (%)	Zn (%)
2020	1,412,752	2.6	25.4	0.73	5.76	60.0	60.4	86.2	91.9
2021	1,332,231	3.2	24.8	0.72	4.64	64.8	57.0	88.0	88.8
2022	974,745	2.8	22.5	0.81	5.60	58.0	56.8	87.3	86.6
2023	940,998	3.5	24.2	0.74	4.34	64.8	61.4	90.5	82.3
2024	892,282	3.4	26.5	0.71	4.36	68.4	56.8	87.5	86.2
2025	572,705	3.5	28.3	0.67	3.90	70.1	55.4	86.7	79.0

TABLE 13-5: HISTORICAL STALL CONCENTRATOR PRODUCTS

Year	Zinc Concentrate		Copper Concentrate
	Tonnes	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)
2020	147,861	50.6	47,681	45.4	454.3	18.7
2021	111,369	50.6	50,363	48.9	374.2	17.0
2022	77,806	50.6	30,358	49.8	413.6	19.8
2023	66,823	51.8	31,899	61.3	449.9	20.1
2024	64,198	51.6	28,645	68.3	463.2	19.2
2025	34,352	51.4	17,656	73.7	508.7	18.9

13.1.2 Historical Metallurgical Testwork (2009 to 2025)-Lalor Base-Metal Ore

Historical metallurgical testwork results from the discovery of Lalor through to 2025 are summarized below and can be viewed in more detail from the previous technical reports dated March 29, 2012, March 30, 2017, March 28, 2019, and March 29, 2021.

Between 2008 and 2011, SGS completed a phased metallurgical testwork program on approximately 1.6 tonnes of drill-core samples representing the principal base metals (Cu and Zn) and gold-rich mineralization styles at Lalor. The program included mineralogical characterization, comminution testing, batch and locked-cycle flotation testing, cyanide-leach testing of flotation tailings, and dewatering studies. Results demonstrated that the ore was amenable to producing separate bulk copper-lead and zinc concentrates, with copper recoveries projected to be 85.7% and zinc recoveries projected to be 94%. Gold and silver flotation recoveries averaged approximately 62% and 68%, respectively, while cyanide-leach testing indicated potential overall recoveries of approximately 90% for gold and 83% for silver. The testwork supported the design of a proposed stand-alone Lalor concentrator processing a blended polymetallic feed to produce a copper and zinc concentrate through flotation with the consideration for downstream cyanide leaching on the tailings. This flowsheet was not implemented, as Lalor was subsequently developed as separate base-metal and gold ore streams processed through the Stall and New Britannia concentrators.

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In 2019, a metallurgical testwork program was completed to evaluate copper, gold, and silver recovery entitlement in the Lalor base-metal zone and to identify factors contributing to the gap between plant performance and theoretical recovery. The program included flotation surveys, detailed mineralogical characterization, batch flotation testing, and Jameson Cell pilot-plant testing. Results confirmed that the zinc circuit was operating near metallurgical entitlement, achieving 93.6% zinc recovery compared to a laboratory potential of 96.5%. In contrast, the copper circuit exhibited significant recovery losses. Gold recovery to the copper concentrate averaged 67.7% compared with a laboratory entitlement of 92.3%, representing a recovery gap of 25.8%. Copper recovery was also below entitlement, with an absolute recovery gap of 11.3%. The study identified the copper circuit as the primary opportunity for metallurgical improvement and provided the basis for subsequent recovery optimization initiatives and testwork.

In Q2 2021 testwork continued, with a focus on closing the gap between recovery entitlement of gold within Lalor base-metal ore as it relates to the Stall concentrator flowsheet. Testwork included:

  Detailed base-metal and gold mineralogy (SGS)
  Detailed flotation and gravity-recovery testwork (Blue Coast Research)
  Detailed comminution testwork (SGS)
  Detailed site metallurgical testwork and surveys (HudBay).

Composite gold mineralogy conducted by SGS (7 tests on monthly composites from August 2023 to January 2026) of Stall concentrator tailings indicated that gold losses primarily existed as either coarse composites or liberated ultrafines. Historical AMTEL gold mineralogy indicated that 13.5% of gold appearing in Stall tailings may be amenable to gravity concentration.

Investigating coarse losses, flotation grind sensitivity testwork was performed by Blue Coast Research in May 2021 on rod mill feed (RMF) samples, which showed a disproportionate gold-recovery uplift with reducing flotation feed grind size; lab testwork indicated +10% gold-recovery opportunity when reducing flotation feed from P80 ~110 to ~90 µm. Base metals did not show significant flotation recovery uplift below 110 µm.

Investigating fine losses, it was hypothesized that, based on the liberated gold-particle aspect-ratio from AMTEL mineralogy, poor classification efficiency and overgrinding of gold within the primary milling circuits was rendering gold unrecoverable via the downstream flotation circuits. Gravity amenability testwork (GAT-10) and extended gravity recoverable gold testwork (E-GRG) was performed by Blue Coast Research in March 2023 on key streams, which confirmed Lalor base-metal ore's amenability to gravity concentration in both the grinding and copper regrind circuits.

13.1.3 Stall Zinc Rougher-Tailings Leach Testwork

Although Stall Mill gold recovery has improved in recent years, a significant gold-recovery gap of approximately 15% remains, relative to the New Britannia circuit. For improved gold recovery, cyanide leach testwork was conducted on Stall zinc rougher tailings (referred to as Stall hot tailings). In all, 27 cyanidation tests have been completed; 23 tests in 2021 and an additional 4 confirmatory tests in 2025.

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Testwork used live tailings collected directly from the Stall Mill and Lalor composites extending to 2030 to accurately represent current and future operating conditions. A range of processing parameters was evaluated, including leach feed grind size (P80), cyanide concentration, pre-oxidation, and pre-concentration by pyrite flotation. A summary of all zinc rougher-tailings cyanide leach test results are presented in the Table 13-6.

TABLE 13-6: ZINC ROUGHER-TAILINGS CYANIDE LEACH TEST RESULTS SUMMARY

Test ID	Sample ID	Test Objective	Leach Feed P80 (µm)	NaCN Addition (g/L)	Feed Grade Au (g/t)
2021 CN-10	SKT-9 Tailings (2024 comp)	As received	105.0	1.00	0.75
2021 CN-11	SKT-10 Tailings (2024 comp)	As received	61.0	1.00	0.60
2021 CN-12	SKT-11 Tailings (2025 comp)	As received	106.0	1.00	1.55
2021 CN-13	SKT-12 Tailings (2025 comp)	As received	60.0	1.00	1.16
2021 CN-14	SKT-13 Tailings (2026 comp)	As received	101.0	1.00	1.00
2021 CN-15	SKT-14 Tailings (2026 comp)	As received	57.0	1.00	0.82
2021 CN-16	SKT-15 Tailings (2027 comp)	As received	99.0	1.00	0.73
2021 CN-17	SKT-16 Tailings (2027 comp)	As received	50.0	1.00	0.62
2021 CN-18	SKT-17 Tailings (2028 comp)	As received	103.0	1.00	1.06
2021 CN-19	SKT-18 Tailings (2028 comp)	As received	59.0	1.00	1.07
2021 CN-20	SKT-19 Tailings (2029 comp)	As received	101.0	1.00	1.40
2021 CN-21	SKT-20 Tailings (2029 comp)	As received	58.0	1.00	1.26
2021 CN-22	SKT-21 Tailings (2030 comp)	As received	98.0	1.00	0.49
2021 CN-23	SKT-22 Tailings (2030 comp)	As received	58.0	1.00	0.50

Tests conducted at sodium cyanide concentrations of 0.25 and 0.5 g/L consistently yielded lower recoveries and were identified as suboptimal operating conditions.

Stall Mill gold recoveries improved significantly between the 2021 and 2025 cyanide leaching test programs, with the primary driver being the reduction in feed particle size achieved at Stall Mill. Consequently, reducing gold in tailings reduced total potential gold-recovery upside from tailings cyanidation when comparing the 2021 and 2025 test results. The 2025 cyanide leach testwork is more representative based on gold feed grade and grind size (2025 CN-1, 2025 CN-8, 2025 CN-9, and 2025 CN-11). These tests achieved 48-hour gold extraction recoveries of 74.1% to 76.4%, with corresponding sodium cyanide consumptions ranging from 2.6 to 3.1 kg/t.

Using 75% as indicative recovery of residual gold in Stall Mill tailings and 2025 Stall gold recovery (Table 13-1) indicates an ~92% global gold recovery, indicating the bulk of the gold-recovery gap between Stall and New Britannia can be covered through cyanidation of Stall Mill tailings.

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13.2 NEW BRITANNIA CONCENTRATOR

13.2.1 Historical Metallurgical Performance

The New Britannia metallurgical performance from processing Lalor gold ore from 2021 to December 2025 is shown in Table 13-7 and actual products shown in Table 13-8.

TABLE 13-7: HISTORICAL NEW BRITANNIA CONCENTRATOR METALLURGICAL PERFORMANCE

Year	Feed Tonnes	Feed Assays				Metal Recovery
		Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Cu (%)
2021	194,536	5.9	26.4	0.72	0.93	72.0	43.4	80.8
2022	541,455	6.2	21.0	0.78	0.68	87.1	79.2	90.7
2023	596,914	6.8	25.1	1.03	0.84	88.5	81.6	93.2
2024	715,199	6.3	27.8	1.04	0.99	89.7	80.9	93.6
2025	624,630	6.9	31.8	0.95	1.09	89.8	79.0	89.2

TABLE 13-8: HISTORICAL NEW BRITANNIA CONCENTRATOR PRODUCTS

Year	Doré		Copper Concentrate
	Au (oz)	Ag (oz)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)
2021	9,002	6,529	6,930	52.5	228.6	12.3
2022	28,709	52,833	27,917	73.5	246.7	14.2
2023	29,707	70,548	37,176	65.1	244.9	15.4
2024	55,143	157,808	44,198	63.3	278.9	15.8
2025	50,315	152,422	37,173	64.8	296.2	14.2

13.2.2 Historical Metallurgical Testwork (2021 to 2025)

Historical metallurgical testwork results from Hudbay's acquisition of the New Britannia complex to the subsequent refurbishment and commissioning are summarized below and can be viewed in more detail in the 2021 Technical Report.

Between 2015 and 2020, SGS Lakefield and Blue Coast Research completed metallurgical testwork programs on approximately 710 kg of drill core and 13 composite samples representing the Lalor gold-rich Zone 25 and Zone 27 mineralization, intended for processing through the refurbished New Britannia concentrator. Testwork included mineralogical characterization, comminution testing, gravity concentration, batch and locked-cycle flotation testing, cyanidation, carbon-in-pulp (CIP) modelling, and cyanide destruction studies. Results demonstrated that the ore is amenable to copper flotation followed by cyanide leaching of flotation tailings. Flotation testing achieved greater than 90% copper recovery to saleable concentrates, while gold and silver recoveries to flotation varied with ore type and mineralogy. Subsequent cyanidation testwork on flotation tailings achieved gold extractions ranging from approximately 72% to 86%, supporting overall gold recoveries of approximately 90%, and confirming the suitability of the New Britannia flotation and tailings leach flowsheet for Lalor gold-zone ores.

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13.2.3 Sulphidization, Acidification, Recycling, Thickening

In Q1 2026, metallurgical testwork to evaluate the sulphidization, acidification, recycling and thickening (SART) process was completed on a sample of pregnant leach solution from the New Britannia site. The test program was conducted at BQE Water in Vancouver, Canada, to confirm process design inputs for the detailed engineering of the SART plant, as well as to produce enough copper precipitate for characterization. The testwork showed that the pregnant leach solution could be treated with the SART process to precipitate copper and recycle cyanide, confirming the design parameters of the plant. The copper precipitate produced from the testwork was analyzed at SGS Lakefield; it contained approximately 40% Cu, 18% Zn, 1.3% Ag, and 32 g/t Au. The gold that was recovered to the copper precipitate represents 0.4% of the contained gold in the pregnant leach solution. The test results confirmed that the SART process effectively releases cyanide from copper and zinc complexes. The conversion of WAD to free cyanide ranged from 79%-99% depending on the sodium hydrosulphide dosage.

13.3 1901 BASE METAL ORE METALLURGICAL TESTWORK

The 1901 satellite deposit is between the Chisel and Lalor deposits, on the east side of the decline. It comprises four distinct lenses: two zinc-rich base-metal lenses (Lenses 1 and 3) and two gold-rich lenses (Lenses 2 and 4). The zinc-dominant lenses, which contain high zinc grades with associated gold, will be primarily processed at Stall, receiving approximately 1.4 Mt of ore at 1.7 g/t Au, 24.1 g/t Ag, 7.1% Zn, and 0.3% Cu. This represents about 85% of the ore from the 1901 Zone. The gold-rich lenses will be processed at New Britannia, which will receive approximately 0.3 Mt at 2.8 g/t Au, 15.6 g/t Ag, 0.7% Zn, and 0.8% Cu.

In 2021 a metallurgical testwork program was initiated with Blue Coast Research to cover the four identified ore lenses. The campaign included mineralogy, 54 flotation tests, and 10 cyanidation bottle roll tests. Additional flotation and cyanidation testwork was completed in 2026 to understand the increase in gold recovery from the Hot Tailings Leaching Project.

13.3.1 Blue Coast Research Testwork 2021

Sample Selection

Three composite samples were created for each base-metal Lens. As the base-metal lenses are zinc-dominant, the composite samples were selected to represent a low, average, and high zinc grade associated with the Lens. The sample grades are summarized in Table 13-9.

TABLE 13-9: 1901 BASE-METAL LENS COMPOSITE ASSAYS

Composite ID	Assays
	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Fe (%)	MgO (%)	S (%)
Lens 1 Master Comp.	2.12	43	0.30	0.72	9.57	21.4	4.89	23.9
Lens 1 LG Comp	2.55	38	0.39	0.43	4.61	26.9	3.57	28.0
Lens 1 HG Comp	0.69	34	0.26	0.56	12.2	18.0	5.69	20.6
Lens 3 Master Comp	1.69	27	0.55	0.92	7.65	22.3	8.14	27.1
Lens 3 LG Comp	2.44	32	0.55	0.87	4.77	22.1	8.75	24.2
Lens 3 HG Comp	0.81	22	0.60	0.97	9.09	22.8	7.62	28.5
Lens 2 Master Comp.	7.74	55	0.44	0.29	0.49	10.8	14.0	5.66
Lens 2 LG Comp	3.47	27	0.17	0.25	0.23	10.2	13.1	4.58
Lens 2 HG Comp	15.6	12.4	1.03	0.30	0.49	11.4	14.7	5.83
Lens 4 Master Comp.	3.74	6	0.96	0.01	0.54	9.14	8.78	2.39

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Mineralogical Investigation

QEMSCAN mineralogical analysis was completed on composites from Lenses 1 through 4. Lenses 1 and 3 are characterized by higher sulphide contents, dominated by pyrite, with significant sphalerite and minor chalcopyrite and galena. The primary non-sulphide gangue minerals present in the Lenses 1 and 3 samples were quartz, biotite, chlorite, and dolomite, with Lens 3 containing substantially more dolomite than Lens 1.

Lenses 2 and 4 samples also showed that the dominant sulphide mineral was pyrite, although less compared to Lenses 1 and 3. Chalcopyrite was present to a higher degree in Lenses 2 and 4, with much lower amounts of sphalerite (no more than 2%), and very minor amounts of galena. The primary non-sulphide mineral present in the Lenses 2 and 4 samples was chlorite, while Lens 4 had a higher abundance of quartz compared to Lens 2. The Lens 2 samples also contained an appreciable amount of hornblendes.

At the tested grind sizes (P80 approximately 72 µm-100 µm), sphalerite in Lenses 1 and 3 exhibited excellent liberation, averaging approximately 90%, while chalcopyrite liberation was generally good across all lenses, ranging from approximately 64% to 94%. Galena liberation in Lenses 1 and 3 was more variable, ranging from approximately 40% to 89%. Unliberated sulphide minerals were primarily associated with pyrite and non-sulphide gangue minerals. Overall, the mineralogical results indicate that the value sulphide minerals are sufficiently liberated at the tested grind sizes to support conventional flotation processing.

Flotation Testwork (Lenses 1 and 3)

The flotation testwork conducted by Blue Coast Research on the 1901 composite samples used a sequential copper-zinc flotation-circuit approach. Flotation tests were completed on each of the six composites, with the bulk of the optimization testwork carried out on the master composite sample from both Lenses 1 and 3. The feed grades for each of the composite samples show that the lead assay is higher than the copper assay, indicating that lead contamination of the copper concentrate is likely.

For Lens 1, optimization testing on the master composite identified the baseline flotation conditions of 12.5 g/t Aerophine 3418A, a primary grind size of approximately P80 100 µm, and pH 9.5 as providing the best overall metallurgical performance (FKT-1). Under these conditions, rougher flotation recovered 90.2% of the copper, 82.3% of the gold, and 82.6% of the silver into a bulk copper-lead concentrate. Cleaner-flotation testing produced a final concentrate at 3.7% Cu, 31.9 g/t Au, and 466 g/t Ag, at 97.8% copper recovery and 97.1% gold recovery (FKT-18). While the final copper-concentrate grade did not meet the target copper grade, 1901 will be blended with Lalor concentrate; the combined product is anticipated to achieve the target final copper concentrate specifications.

Zinc flotation performance was also strong on the master composite. It identified that the baseline conditions of 670 g/t CuSO₄ and 40 g/t Aero 7279 provided the best overall zinc metallurgical performance (FKT-1). Under these conditions, rougher flotation recovered 98.9% of the zinc into a rougher concentrate grading 30.5% Zn. Cleaner-flotation testing produced a final concentrate grading 44.7% Zn at 99.1% zinc recovery (FKTs-19), demonstrating excellent zinc recovery and upgrading to a marketable zinc concentrate.

For Lens 3, optimization testing demonstrated that flotation performance was more sensitive to grind size, with the best overall results achieved at approximately P80 87 µm, using 12.5 g/t Aerophine 3418A at pH 9.5. Under these conditions, rougher flotation recovered 91.3% of the copper, 83.3% of the gold, and 81.6% of the silver (FKT-13). Cleaner-flotation testing produced a final concentrate grading 6.2% Cu, 10.4 g/t Au, and 238 g/t Ag at 98.5% copper recovery (FKT-24). While the final copper-concentrate grade did not meet the target copper grade, 1901 will be blended with Lalor concentrate, with the combined product anticipated to achieve the target final copper-concentrate specifications.

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Zinc flotation testing demonstrated the best overall performance at a primary grind size of approximately P80 87 µm, using 670 g/t CuSO₄ and 40 g/t Aero 7279 in the zinc circuit (FKT-13). Under these conditions, rougher flotation recovered 98.4% of the zinc into a rougher concentrate grading 27.5% Zn. Cleaner-flotation testing produced a final concentrate grading 50.2% Zn at 99.5% zinc recovery (FKT-25), confirming strong zinc upgrading and recovery performance.

Flotation and Leach Testwork (Lenses 2 and 4)

The flotation testwork conducted by Blue Coast Research on the Lenses 2 and 4 composite samples focused on the recovery of copper, gold, and silver through flotation followed by cyanidation of flotation tailings. Optimization work was completed on the master-composite samples to identify the preferred flotation conditions and evaluate concentrate quality and overall metal recovery.

For Lens 2, the best rougher-flotation performance was achieved using TNC 312 as the collector, at pH 10.5 and a grind size of approximately P80 92 µm. Under these conditions, copper recovery reached 96.8% and gold recovery reached 65.6%, producing a rougher concentrate grading 5.14% Cu, 49.5 g/t Au, and 391 g/t Ag (F-7). Cleaner-flotation testing produced a final copper concentrate grading 24.2% Cu at 86.8% copper recovery (F-11R). Cyanidation of the flotation tailings resulted in gold recoveries from 86%-92%. The copper rougher and cleaner testwork is shown Table 13-11.

For Lens 4, optimization testing identified TNC 312 as the preferred copper collector, with the best performance achieved at approximately P80 90 µm and pH 9.5. Rougher flotation recovered more than 99% of the copper, while cleaner flotation produced concentrates grading greater than 20% Cu, including a best result of 27.4% Cu at approximately 94% copper recovery. Cyanidation of the flotation tailings achieved 82%-88% gold recoveries. The copper rougher and cleaner-flotation data are shown below for Lens 4.

Overall, Lenses 2 and 4 demonstrated excellent metallurgical performance and are amenable to a flotation followed by cyanidation flowsheet. Global gold recoveries for the Lenses 2 and 4 composites averaged 96% across flotation and cyanidation, with a range of 94%-98%.

Comminution Testwork

A Bond Ball Work Index test was conducted on drill hole composite CH-1934 at a closing screen size of 106 µm. The CH-1934 composite can be considered medium hardness with a work index of 13.9 kWh/t, with results shown in Table 13-10.

TABLE 13-10: 2021-1901 COMMINUTION TESTWORK

Sample ID	F80 (um)	P80 (um)	Grams per Revolution	BWi (kWh/t)	Category
COMM-CH1934	1767	88	1.57	13.9	Medium

13.3.2 Blue Coast Research 2026

In 2026, additional metallurgical testwork was completed on coarse-reject samples from the 1901 deposit. The testwork consisted of rougher copper, lead, and zinc flotation followed by cyanidation, to validate flotation performance and evaluate the potential increase in gold recovery associated with the hot tailings project.

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Sample Selection

Ten variability samples were prepared, with ranges in zinc, copper, and gold grade from the various 1901 lenses. The corresponding composite grades are summarized in Table 13-11.

TABLE 13-11: 2026-1901 BASE-METAL LENS COMPOSITE ASSAYS

Composite ID	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Fe (%)	MgO (%)	Se (ppm)	S (%)
VAR-1	0.25	20	0.09	0.10	14.83	9.5	0.93	13	15.0
VAR-3	1.37	71	0.14	2.34	12.80	23.1	1.96	165	31.2
VR-5	2.57	25	1.07	1.06	7.27	29.0	3.32	197	36.3
VAR-8	1.74	3	0.83	0.00	0.07	7.5	6.28	24	1.2
VAR-9	2.86	10	1.70	0.00	0.13	9.74	7.53	59	2.45

Flotation

Triple-circuit flotation tests (sequential copper, lead, and zinc flotation) were conducted assuming the lead circuit will be operational prior to processing material from the 1901 deposit. The program supplemented previous flotation testwork and generated zinc rougher tailings for hot tailings leach testing to evaluate incremental gold recovery. Flotation tests were completed at varying grind sizes to assess the impact of grind size on flotation performance and overall metal recovery.

Copper circuit performance was favourable, with copper recoveries exceeding 92% for samples VAR-5, VAR-8, and VAR-9. Samples VAR-1 and VAR-3 have low copper head-grades; however, these are expected to improve through blending with Lalor ore. The copper-rougher recoveries and concentrate grades are presented below. Coarser grind sizes generally achieved higher copper recoveries than finer grinds.

Lead circuit performance is not a key economic driver of the test program, as a separate lead concentrate is not currently expected for sale. The primary purpose of the lead circuit is to reject lead from the copper circuit and maintain copper-concentrate quality in addition to a potential lead-gold product for leaching.

Zinc flotation performance was favourable for the zinc-bearing samples (VAR-1, VAR-3, and VAR-5). Final concentrate grades meeting target specifications were achieved at high recoveries through the rougher stage alone. Grind size had minimal impact on zinc-concentrate grade or recovery.

Zinc Rougher Tailings Leach

Zinc rougher tailings from the 1901 flotation tests were subjected to downstream cyanide leaching to evaluate the potential incremental gold recovery from the hot tailings project. Gold recoveries ranged from 73% to 97%, indicating that the 1901 material is amenable to cyanidation.

Variability in cyanidation recovery is largely attributable to differences in grind size and the gold grade of the flotation tailings. Coarser grind sizes generally yielded higher cyanidation recoveries, reflecting lower gold recovery to the flotation concentrate and, consequently, higher gold grades reporting to the leach feed. This relationship resulted in a balancing effect between flotation and cyanidation recoveries, indicating that overall gold recovery from the 1901 material is relatively insensitive to grind size when the hot tailings project is incorporated.

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13.3.3 1901 Conclusion

Samples are believed to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit.

For Lenses 1 and 3 being processed at Stall, copper rougher-flotation recoveries are above 90%, and gold recoveries above 82%. Cleaner flotation did not produce a saleable concentrate; however, it recovered 97% Cu and 95% Au. While the final copper concentrate grade did not meet the target copper grade, 1901 will be blended with Lalor concentrate, with the combined product anticipated to achieve the target final copper-concentrate specifications. Zinc rougher-flotation recovered 98% of the zinc into a rougher concentrate. Cleaner-flotation testing produced a saleable concentrate at 99% zinc recovery, demonstrating excellent zinc recovery. Zinc misplacement of 5%-10% is expected.

For Lenses 2 and 4, copper rougher recovery was above 96% and gold recovery above 60%. Cleaner-flotation testing produced a saleable concentrate at above 85% copper recovery. Cyanidation of the flotation tailings resulted in gold recoveries above 82%, which resulted in global gold recoveries of ~93%.

Additional testing in 2026 confirmed the results stated above, with copper recoveries greater than 92% to the copper concentrate and zinc recoveries greater than 90%. Strong gold-recovery to the copper, lead, and zinc concentrate was greater than 90%, with additional Au recoveries of 73% to 97% from tailings leaching. 1901 has higher levels of lead, which will be managed through the lead flotation circuit at Stall.

13.4 TALBOT METALLURGICAL TESTWORK

The Talbot deposit is a polymetallic volcanogenic massive sulphide (VMS) deposit containing 2.7 Mt at 1.9% Cu, 1.1% Zn, 1.5 g/t Au, and 26.5 g/t Ag. Metallurgical testwork has been completed to evaluate the performance of Talbot ore through the Stall concentrator flowsheet and the planned hot tailings cyanidation circuit. The program included historical testwork completed by Base Metallurgical Laboratories (BML) in 2020, and an extensive 2026 program by Blue Coast Research consisting of comminution, flotation, cyanidation, and gravity-recoverable gold (GRG). The primary objectives of the 2026 program were to confirm the applicability of the Stall concentrator flowsheet to Talbot mineralization, address outstanding metallurgical uncertainties identified during previous studies, and provide a level of metallurgical confidence appropriate for pre-feasibility-level evaluation.

Talbot ore is planned to be processed as a blend with Lalor and other Snow Lake area ores through the Stall concentrator. The testwork was undertaken to characterize comminution properties, evaluate copper and zinc flotation performance, assess gold recovery through flotation and cyanidation, and confirm the suitability of Stall Mill for Talbot mineralization.

13.4.1 Talbot-Base Metallurgical Laboratories 2020

Mineralogy

Historical mineralogical characterization was completed by Base Metallurgical Laboratories in 2020. The study identified chalcopyrite as the primary copper-bearing mineral, and sphalerite as the dominant zinc-bearing mineral. Both sulphide minerals occur as relatively coarse-grained phases exhibiting favourable liberation characteristics.

The limited degree of mineral locking observed during the mineralogical investigation indicated that Talbot mineralization should respond favourably to conventional grinding and sequential copper-zinc flotation processing. The mineralogical observations were subsequently confirmed by both the historical and current flotation programs, which demonstrated strong copper and zinc flotation response.

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Rougher and Cleaner Testwork

Historical flotation testwork was completed on Talbot mineralization by Base Metallurgical Laboratories in 2020. The flotation testwork demonstrated that Talbot mineralization is amenable to conventional sequential copper and zinc flotation. Copper recoveries of approximately 91% to 95% were achieved while producing copper concentrates exceeding 28% Cu. Zinc flotation testing produced zinc concentrates exceeding 50% Zn following concentrate regrinding. The historical test program was completed prior to Hudbay's acquisition of the project and was not designed to replicate the current Stall concentrator flowsheet. Nevertheless, the results demonstrated favourable metallurgical characteristics and provided the basis for subsequent testing programs.

13.4.2 Talbot-Blue Coast Testwork 2026

Sample Selection

For the 2026 testwork, sample selection was completed through a review of the Talbot geological database, block model, assay data, and available drill-core inventory. Samples were selected to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit. Table 13-12 shows the selected flotation/GRG samples.

TABLE 13-12: TALBOT FLOTATION AND GRAVITY SAMPLES

Sample ID	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
TAS-001	0.6	19.0	2.5	1.1
TAS-002	3.8	46.1	2.8	2.1
TAS-003	0.4	12.9	1.1	0.4
TAS-004	2.8	43.3	2.4	3.9
TAS-006	2.7	15.7	0.8	0.8
TAS-007	2.4	11.3	1.0	0.2
TAS-008	1.1	15.7	2.1	0.6
TAS-009	2.7	21.0	2.4	1.5
TAS-011	1.9	19.4	2.0	0.3

In addition to the flotation samples, a master comminution composite and two comminution-variability composites were prepared to characterize grinding performance across the deposit. Comminution sample selection emphasized lithology and spatial variability. Table 13-13 shows the selected comminution samples.

TABLE 13-13: TALBOT MASTER COMPOSITES AND COMMINUTION SAMPLES

Sample ID	Composite	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
TAS-005	MC	0.5	9.1	0.6	0.8
TAS-010	MC	0.2	5.2	0.6	1.0
TAS-016	MC	0.3	2.0	0.1	0.1
TAS-017	VAR 1	3.5	71.7	5.5	4.8
TAS-018	MC	1.1	43.9	2.9	3.9
		0.6	18.3	1.1	0.7

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Sample ID	Composite	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
TAS-019	MC	0.9	18.9	0.9	0.2
		0.0	0.4	0.0	0.0
		0.0	0.1	0.0	0.0
TAS-020	MC / VAR 2	1.1	36.3	2.0	1.7
		0.0	1.5	0.1	0.0
		0.1	1.7	0.2	0.0
		0.0	0.3	0.0	0.0
		0.0	0.9	0.1	0.0
		0.0	0.8	0.0	0.0

Comminution Testwork

Comminution testing was unavailable from the previous 2020 Base Metallurgical Laboratories testwork, and was therefore completed in 2026 by SGS for the Talbot ore. The results were compared to Lalor ore. Testing included Bond ball mill work index, rod mill work index, SMC, and abrasion index. Results indicate that Talbot ore is generally harder than Lalor ore, with variability observed between lithologies. Testwork (TAS-017) indicated mineralization was softer.

As Talbot ore is expected to be processed as part of a blended mill feed with Lalor ore, the impact on Stall Mill performance is expected to be moderated by blending. Grinding-circuit simulations were completed using the measured comminution parameters to evaluate the effect of Talbot ore on throughput, grind size, and recovery.

TABLE 13-14: TALBOT COMMINUTION TESTWORK RESULTS

Sample	Lalor (To Stall Mill)	Talbot Master Composite	Talbot TAS-017	Talbot TAS-020
BWi (kWh/t) at P80 of ~90 µm	15.5	19.7
BWi (kWh/t) at P80 of ~60 µm		22.6	14.8	20.7
RWi (kWh/t)	10.0	12.0
SMC (A x b)	54.2	82.0
Ai (g)	0.296	0.411

Note: Comminution testwork on Lalor ore was completed by SGS Laboratories in April 2026 (Project No. 19671-03).

Rougher Flotation Testwork

A total of 18 copper and zinc rougher-flotation simple kinetic tests (SKTs) were completed to evaluate rougher stage performance. The flotation tests were conducted under the current Stall flowsheet conditions. In the copper circuit, 3418A was used as the collector and F-189-13 as the frother. In the zinc circuit, copper sulphate was used as the activator, 7279 as the collector, and F-189-13 as the frother. Additionally, collector 7279 was trialled in the copper rougher circuit for tests SKT-1 through SKT-9 to evaluate its performance relative to 3418A. Overall, 3418A outperformed 7279, delivering 0% to 1.5% higher copper recovery and 1% to 10% higher gold recovery.

Tests SKT-1 through SKT-9 were assessed for grind sensitivity performance, particularly for precious-metal recovery. Grind-sensitivity testing demonstrated that both copper and gold recoveries to the copper rougher concentrate are influenced by primary grind size. At coarser grind sizes (P80 approximately 90-140 µm), copper recoveries were relatively stable, around 90%-93%, while gold recoveries generally ranged from approximately 63%-71%. As grind size was reduced to below approximately 70 µm P80, copper recoveries increased to approximately 94%-97%, and gold recoveries improved but were highly variable, approximately 71%-93%. The results indicate that gold recovery is more sensitive to grind size than copper recovery, with finer grinding improving liberation and recovery of both metals. Overall, the results demonstrate strong copper rougher-flotation performance. Additional variability tests were completed to confirm the copper rougher-circuit performance under the Stall conditions.

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The zinc rougher-flotation results demonstrate strong flotation performance for the higher-grade samples, particularly SKT-4, SKT-11, and SKT-15, corresponding to samples TAS-002 and TAS-004. These samples have the highest zinc feed-grades of the variability samples, at 2.4% and 4.2% Zn, respectively. The zinc recovery was less sensitive to grind size and more sensitive to zinc head-grade.

Cleaner Flotation Testwork

Cleaner-flotation testwork was conducted on selected Talbot composites to evaluate concentrate upgrading and determine whether marketable copper and zinc concentrates could be produced under conditions representative of the Stall concentrator. Testing included both single-stage cleaner flotation and multi-stage cleaner flotation to assess concentrate quality and recovery.

Copper cleaner-flotation results demonstrated effective upgrading of rougher concentrates. Three-stage cleaning produced copper concentrate grades of up to approximately 30% Cu while maintaining high cleaner-stage recoveries. The results indicate that the Talbot mineralization is amenable to the production of a saleable copper concentrate and are consistent with historical metallurgical testing completed in 2020.

Zinc cleaner-flotation results were more variable and were primarily influenced by zinc feed-grade, which ranged from 0.2%-3.9% Zn. A saleable zinc concentrate is believed to be achievable when the zinc head grade is above 1% based on the three-stage SKT cleaner tests and single-stage FKT cleaner tests.

The zinc samples tested did not consistently produce a saleable zinc concentrate when Talbot ore was evaluated on a stand-alone basis. The Talbot deposit is expected to be processed as a blend with Lalor ore, which has significantly higher zinc grades. Additional testwork on representative Talbot-Lalor blends is recommended to confirm zinc concentrate quality and recovery. Talbot is expected to be blended into the Stall Mill feed between 14% and 36%.

Zinc Rougher-Tailings Leach Testwork

Leach testwork was carried out on the Talbot zinc rougher tailings from the flotation SKT tests, which provide a range of grind sizes and gold grades. This was performed to understand the expected increase in gold recovery from the implementation of the Stall hot tailings project.

The results show that the Talbot ore is amenable to gold recovery from cyanidation. Tests CN-1 to CN-9 were conducted to evaluate the effect of primary grind size on leach performance, while Tests CN-10 to CN-18 were conducted to assess leach performance across variability samples. All 18 cyanidation tests followed the same test procedure. Leach-variability testing returned gold recoveries ranging from approximately 76% to 89% and cyanide consumptions from 1.6 to 4.5 kg/t at 48 hours. The variability in cyanide consumption can be managed through optimization of cyanide dosage and leach residence-time, while maintaining maximum gold recovery.

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Flotation and Leach-Primary Grind Size

Comminution testwork indicates that Talbot ore is harder than the Lalor ore currently processed by the Stall concentrator. Grind sensitivity testing demonstrates that copper and gold recoveries are dependent on flotation-feed grind size, with recoveries improving at finer grinds. Consequently, increasing the proportion of Talbot ore in the mill feed has the potential to reduce throughput and/or result in a coarser product grind size, which may adversely affect metallurgical performance.

Blending of Talbot ore with Lalor ore is expected to mitigate the impact of the increased ore hardness. In addition, implementation of the hot tailings project is expected to offset gold-recovery losses associated with coarser flotation-feed grind sizes through recovery of gold reporting to tailings. Operation at finer grind sizes will increase grinding power-consumption and cyanide consumption in the downstream leach circuit. The optimum operating balance between Talbot-Lalor blend ratios, mill throughput, grind size, copper and gold recovery, operating costs, and potential future grinding circuit capital requirements should be established. Additional engineering studies and economic evaluation are recommended to define the preferred long-term operating strategy. The expected recoveries by grind size are shown in the Table 13-15.

TABLE 13-15: TALBOT-EXPECTED RECOVERIES BY GRIND SIZE

Primary Grind P80 (μm)	Cu Circuit Overall Cu Flotation Recovery (%)	Cu Circuit Overall Au Flotation Recovery (%)	Au Leach Recovery (%)	Au Global Recovery (Flotation + Leach) (%)
56-65	92.1	65.3	77.5	92.2
66-75	91.8	65.0	83.0	94.1
76-100	90.2	64.2	80.9	93.2
101-125	92.2	51.0	82.2	91.3
126+	87.4	52.6	80.2	90.6

Note: Zinc recoveries are subject to additional blend testwork with Lalor ore. Therefore, global gold recovery only considers gold flotation recovery from the copper concentrate and leach.

Gravity Gold Recovery

Gravity gold-recovery testwork was conducted on three composite samples that were spatially distributed across the Talbot deposit at a primary grind size of 60 µm. Composites were required to provide sufficient mass for testing. A summary of the drill holes used to produce the three composites is as follows:

  Composite 1: TB-034 and TB-011
  Composite 2: TB-036 and TB-017
  Composite 3: TB-016 and TB-012.

The results of the GRG tests are presented in Table 13-16. The results indicate that the Talbot ore is not significantly amenable to gravity concentration.

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TABLE 13-16: TALBOT-RESULTS OF THE GRG TESTS

Stream	Composite 1			Composite 2			Composite 2
	Mass Pull (%)	Au (g/t)	Ag (g/t)	Mass Pull (%)	Au (g/t)	Ag (g/t)	Mass Pull (%)	Au (g/t)	Ag (g/t)
Feed (direct measurement)	-	1.1	23	-	2.2	25	-	2.2	19
Knelson Concentrate	4.51	6	44	4.03	11	41	3.69	20	67
Super Panner Tip	0.09	182	532	0.08	404	627	0.07	665	1,462

13.4.3 Talbot Conclusion

Samples from the 2020 Base Metallurgical Laboratories and 2026 Blue Coast Research testwork are believed to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit. Based on the results obtained to date, estimated recoveries are expected to range from 87% to 92% for copper and 90% to 94% for gold depending on grind size. Additional zinc testwork is required to determine justifiable recoveries based on blending with Lalor ore. No deleterious elements have been identified at levels that are anticipated to adversely affect concentrate quality or marketability.

13.5 WIM METALLURGICAL TESTWORK

WIM is a satellite deposit north of the Lalor deposit. This deposit consists of one ore zone that hosts high-grade copper and moderate gold-grade ore, which will be primarily processed at Stall, receiving approximately 2.8 Mt of ore at 1.2 g/t Au, 4.9 g/t Ag, 0.2% Zn, and 1.3% Cu. The remaining 0.8 Mt will be processed at New Britannia, which will receive approximately 0.8 Mt at 1.0 g/t Au, 5.6 g/t Ag, 0.1% Zn, and 1.2% Cu. In 2020, a comprehensive metallurgical testwork program was completed by Blue Coast Research with the focus to understand the performance of the WIM ore through the New Britannia Mill. To build upon prior testwork, additional comminution testwork (BWi, RWi, SMC, and Ai tests) was carried out in 2026 by SGS to provide additional metallurgical confidence.

13.5.1 WIM-Blue Coast Research 2020

Sample Selection

Composite samples were created for the WIM ore zone. Three variability composite samples were created based on the spatial distribution of the drill-core locations. A single master composite was also created from subsamples of the three variability samples. The head grades for all four composite samples are outlined in Table 13-17.

TABLE 13-17: 2020 WIM COMPOSITE SAMPLE HEAD GRADES

Composite ID	Au (g/t) FA-AA	Ag (g/t) 4AD-AA	Cu (%) 4AD-AA	Pb (%) 4AD-AA	Zn (%) 4AD-AA	Fe (%) 4AD-AA	MgO (%) 4AD-AA	S (%) ELTRA	Corg ELTRA	Ctot ELTRA
WIM MC	1.55	5.60	1.81	0.003	0.19	24.2	3.61	19.0	0.02	0.05
MET-1	1.41	6.70	1.73	0.005	0.13	18.2	2.11	14.4	0.07	0.02
MET-2	2.16	6.40	2.02	0.003	0.22	24.7	4.82	18.8	0.04	0.02
MET-3	1.00	3.10	1.18	0.004	0.12	23.4	1.81	19.9	0.05	0.02

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Mineralogy

A subsample of each of the composite samples was ground to P80 90 µm and submitted for mineralogical analysis. The dominant mineral species across all the composite samples are pyrite, pyrrhotite, quartz, and chalcopyrite. The level of pyrrhotite in the feed sample is significantly higher than comparable ore in the Lalor Zone 25 or Zone 27.

Comminution Testwork

Three standard Bond ball mill work index (BWi) tests were completed on composite samples at a closing screen size of 106 µm. The BWi values ranged from 17.9 to 18.5 kWh/t, indicating harder ore than the Lalor gold zone. This will be further discussed in Section 13.5.2.

Flotation Testwork

Flotation testwork conducted by Blue Coast Research on the WIM composite samples used a single copper flotation circuit configuration. Flotation tests were completed on each of the four composites, with the bulk of the optimization testwork carried out on the master-composite sample to determine the optimal conditions for the variable composites.

TABLE 13-18: WIM MASTER-COMPOSITE ROUGHER FLOTATION TESTWORK RESULTS

Test ID	Grade to Rougher Concentrate								Recoveries to Rougher Concentrate (%)
	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Fe (%)	MgO (%)	S (%)	Au	Ag	Cu	Pb	Zn	Fe	MgO	S
F-1	3.86	14	5.65	69	0.24	30.6	3.60	30.1	76.3	74.3	96.1	38.0	39.7	40.7	29.8	52.8
F-2	5.78	17	5.98	66	0.33	25.3	4.42	23.9	85.3	79.5	98.3	46.2	50.9	32.2	35.8	38.7
F-3	5.12	18	7.01	66	0.36	28.1	4.30	27.2	78.1	76.2	97.9	41.3	50.4	30.3	28.1	37.3
F-4	4.27	15	5.97	78	0.31	24.5	4.63	22.9	80.1	75.9	97.5	50.1	48.0	29.8	34.2	36.0
F-5	3.87	14	5.50	61	0.28	31.8	3.65	30.6	80.2	78.0	98.0	52.6	47.0	42.5	31.7	53.2
F-6	5.28	19	7.22	69	0.38	27.6	4.30	25.8	82.9	82.9	98.7	38.7	47.6	28.2	28.8	34.5
F-7	6.17	22	8.95	50	0.42	20.2	5.31	17.9	73.5	68.7	98.6	28.2	41.4	16.5	28.8	18.6

For tests F-1 through F-6, Aerophine 3418A was the only collector; F-7 used only TNC 312. All tests achieved exceptional copper and gold recoveries, at 96.1% to 98.6% Cu and from 73.5% to 82.9% Au, respectively. The conditions from F-7 (pH 11.5, TNC 312) were selected as the optimal rougher baseline conditions due to the improved selectivity against iron sulphides when compared to the 3418A based tests (18.6% S recovery versus >34% S recovery). Additionally, as the WIM ore would be processed through the New Britannia Mill, flotation gold-recoveries are not as critical due to the tailings leach operation.

Following the selection of the baseline rougher conditions, two-stage cleaner-flotation tests were carried out without a regrind step. Final concentrate grade was achieved (>20% Cu) at >96% copper recovery, indicating this ore is amenable to treatment via the New Britannia flotation circuit.

The conditions identified in the master-composite flotation testwork were repeated for the three variability composites. Each of the variability samples achieved 99% copper and 65% gold recovery in the rougher stage. Each of the composite samples were able to achieve 20% Cu concentrate grade at 95% recovery.

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Leach Testwork

Eleven cyanidation bottle roll tests were conducted as part of this program. Tests CN-1 to CN-3 evaluated grind size sensitivity on rougher-flotation tailings from samples F-2 through F-4, respectively. Tests CN-4 to CN-7 assessed the cyanidation response of the combined tailings (rougher and cleaner) from LCT-1, while CN-8 to CN-11 evaluated the combined tailings (rougher and cleaner) from LCT-2. These tests were performed with pre-aeration and with variable concentrations of lead nitrate.

All bottle roll tests were performed with a sodium cyanide concentration maintained at 0.50 g/L over a 48-hour period, using a dry feed mass of 1.0 kg per test. Table 13-19 provides further details.

TABLE 13-19: WIM CYANIDATION TEST PARAMETERS

Test ID	Sample ID	Composite ID	Purpose	Feed Grade		NaCN Addition (g/L)	Percent Solids (%)
				Au (g/t)	Cu (ppm)
CN-1	F-2 Rougher Tailings	WIM MC	Grind sensitivity: 100 µm	0.41	426	0.50	40.0
CN-2	F-3 Rougher Tailings	WIM MC	Grind sensitivity: 132 µm	0.46	475	0.50	40.0
CN-3	F-4 Rougher Tailings	WIM MC	Grind sensitivity: 86 µm	0.41	590	0.50	40.0
CN-4	LCT-1 Combined Tailings	WIM MC	Baseline at 50% solids	0.79	379	0.50	50.0
CN-5	LCT-1 Combined Tailings	WIM MC	Pre-aeration 8 h; 0 g/t PbNO3	0.79	379	0.50	50.0
CN-6	LCT-1 Combined Tailings	WIM MC	Pre-aeration 8 h; 50 g/t PbNO3	0.79	379	0.50	50.0
CN-7	LCT-1 Combined Tailings	WIM MC	Pre-aeration 8 h; 200 g/t PbNO3	0.79	379	0.50	50.0
CN-8	LCT-2 Combined Tailings	Met-3	Baseline at 50% solids	0.59	338	0.50	50.0
CN-9	LCT-2 Combined Tailings	Met-3	Pre-aeration 8 h; 0 g/t PbNO3	0.59	338	0.50	50.0
CN-10	LCT-2 Combined Tailings	Met-3	Pre-aeration 8 h; 50 g/t PbNO3	0.59	338	0.50	50.0
CN-11	LCT-2 Combined Tailings	Met-3	Pre-aeration 8 h; 200 g/t PbNO3	0.59	338	0.50	50.0

The grind-sensitivity tests showed minimal variation in gold recovery across the three grind sizes (86 µm, 100 µm, and 132 µm); however, CN-3 (86 µm) yielded a slightly higher gold cyanidation-recovery compared to CN-1 and CN-2. Despite this, when considering overall (global) gold recovery, the 100 µm grind achieved the highest recovery, at 93.2%. Table 13-20 summarizes the corresponding global gold-recoveries. Considering New Britannia currently operates at a flotation feed of P80 85 µm with the Lalor ore body, and that WIM is relatively insensitive to grind size, no operational concerns are expected from the increase in WIM hardness.

Cyanidation tests on the combined LCT-1 tailings indicated that lead nitrate addition with pre-aeration improved gold recovery compared to both the baseline and pre-aeration. Increasing lead nitrate beyond 50 g/t did not further enhance gold recovery, but did increase copper dissolution.

For the LCT-2 combined tailings, lead nitrate (PbNO3) pre-treatment provided no measurable benefit. Gold leaching kinetics were similar across all tests over the 48-hour period, indicating minimal impact from reagent addition. The results are shown in Table 13-21.

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TABLE 13-20: WIM GLOBAL GOLD-RECOVERIES

Composite ID	Test ID		Grind Size (µm)	Au Head Grade (g/t)	Stage Recovery of Au (%)		Global Au Recovery (%)
	Flotation	Cyanidation			Flotation	Cyanidation
WIM Master Composite	F-2	CN-1	100	1.55	85.3	53.8	93.2
WIM Master Composite	F-3	CN-2	132	1.55	78.1	52.0	89.5
WIM Master Composite	F-4	CN-3	86	1.55	80.1	58.5	91.7

TABLE 13-21: WIM CYANIDATION TESTWORK RESULTS

Test ID	Final Solution Grade		Final Residue Grade		Recovery (%)		Reagent Consumption (kg/t)
	Au (g/t)	Cu (ppm)	Au (g/t)	Cu (ppm)	Au	Cu	CN	CaO
CN-1	0.15	72.6	0.20	305	53.8	26.5	0.92	1.57
CN-2	0.15	59.5	0.21	287	52.0	23.9	0.54	0.93
CN-3	0.15	81.0	0.17	430	58.5	22.4	1.21	1.48
CN-4	0.40	32.5	0.25	280	63.7	14.8	1.37	1.61
CN-5	0.44	45.2	0.22	270	68.1	15.1	1.29	1.82
CN-6	0.43	59.5	0.18	260	72.6	19.6	1.40	1.87
CN-7	0.42	79.9	0.19	250	71.0	25.3	1.42	1.92
CN-8	0.33	44.3	0.20	277	64.2	14.4	2.25	2.79
CN-9	0.34	42.1	0.21	273	63.4	14.0	2.27	2.66
CN-10	0.34	42.4	0.22	273	62.8	14.1	2.26	2.61
CN-11	0.33	47.1	0.19	270	64.9	15.5	2.26	2.56

The highest global gold recovery (93.2%) was achieved at a primary grind size of 100 µm, with overall recoveries averaging 91.5%. A lead nitrate addition of 50 g/t improved LCT-1 gold recovery (72.6% vs. 63.7%), though higher dosages increased copper dissolution without further benefit. No improvement from lead nitrate was observed for LCT-2 tailings, which averaged 63.8% recovery. Overall, global recoveries were 88.4% for LCT-1 and 80.4% for LCT-2. Further lead nitrate variability testwork should be performed to validate whether it should be considered further.

13.5.2 WIM-SGS Testwork 2026

Sample Selection

An additional sample was collected from WIM to further define the comminution parameters. No additional drilling was completed; therefore, the most representative remaining sample was selected, which was mineralization within the block model from Drill-hole WZSMET002.

Comminution Testwork

An additional sample from Drill-hole WZSMET002 was submitted for comminution testing to obtain a rod mill work index (RWi), Bond ball mill work index (BWi), SMC, and abrasion Index (Ai), which had not been completed previously. The sample returned results aligned with previous testwork, indicating the ore body is harder than Lalor.

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TABLE 13-22: WIM COMMINUTION TESTWORK RESULTS

Sample	Lalor Gold Ore (to NB mill)	2026 WZSMET002 Sample	2020 MC	2020 MET-2	2020 MET-3
BWi (kWh/t) at P80 90 µm	15.8	23.4	18.3	17.9	18.5
RWi (kWh/t)	9.1	11.5
A x b (SMC)	67.1	41.2
Ai (g)	0.242	0.387

It should be noted that the WZSMET002 sample was collected from a mineralized interval immediately above an interval used for previous metallurgical testwork, and was selected primarily to provide additional comminution data, as it represented the only remaining material available for testing. As such, the sample may not be fully representative of the mineralized resource, and reliance on the previous 2020 testwork is advised.

13.5.3 WIM Conclusion

Samples from the 2020 Base Metallurgical Laboratories and the 2026 SGS comminution testwork are believed to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit. Based on the results obtained to date, estimated rougher-flotation recoveries are expected to range from 96% to 99% for copper, and the global gold recovery (flotation and leach) from the WIM master composite is expected to be 89.5% to 93.2%. No deleterious elements have been identified at levels that are anticipated to adversely affect concentrate quality or marketability.

As noted above, WIM ore is expected to be harder than Lalor ore. However, given that WIM performance is relatively insensitive to grind size, the increase in ore hardness is not expected to present any operational concerns or negatively impact WIM recoveries.

13.6 RAIL METALLURGICAL TESTWORK

Rail hosts a polymetallic volcanogenic massive sulphide (VMS) deposit containing 1.5 Mt at 2.0% Cu, 0.5% Zn, 0.5 g/t Au, and 5.6 g/t Ag. Metallurgical testwork has been completed to evaluate the performance of Rail ore through the Stall concentrator flowsheet and the planned hot tailings cyanidation circuit. The available metallurgical testwork includes 2020 testwork completed by Base Metallurgical Laboratories (BML), and a comprehensive 2026 testwork campaign consisting of comminution testwork by SGS, and flotation, cyanidation, and gravity-recoverable gold (GRG) testing by Blue Coast Research. The primary objectives of the 2026 program were to confirm the applicability of the Stall concentrator flowsheet to Rail mineralization, address outstanding metallurgical uncertainties identified during previous studies, and provide a level of metallurgical confidence appropriate for pre-feasibility-level evaluation.

Rail ore is planned to be blended with Lalor ore and processed through the Stall concentrator. The testwork program was designed to characterize comminution properties, evaluate copper and zinc flotation performance, assess gold recovery through flotation and cyanidation, and confirm the suitability of the existing Stall concentrator flowsheet for Rail mineralization.

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13.6.1 Rail-Base Metallurgical Laboratories 2020

Mineralogy

Historical mineralogical characterization completed by Base Metallurgical Laboratories in 2020 identified chalcopyrite as the primary copper-bearing mineral and sphalerite as the dominant zinc-bearing mineral. Minor quantities of gahnite were also identified. The sulphide minerals exhibited favourable liberation characteristics at relatively coarse grind sizes, indicating that Rail mineralization is amenable to conventional grinding and sequential copper-zinc flotation.

Rougher and Cleaner Flotation Testwork

Historical flotation testing completed by Base Metallurgical Laboratories in 2020 demonstrated that Rail mineralization is amenable to conventional sequential copper and zinc flotation. Open-circuit cleaner testing produced copper concentrates grading approximately 28% Cu, at overall copper recoveries of approximately 91%. Zinc flotation testing produced zinc concentrates grading approximately 50% Zn.

The historical testwork was completed before Hudbay's acquisition of the project and did not replicate the current Stall concentrator flowsheet. However, the results demonstrated favourable metallurgical characteristics and provided the basis for subsequent testing programs.

13.6.2 Rail-Blue Coast Testwork 2026

Sample Selection

For the 2026 testwork, sample selection was completed through a review of the Rail geological database, block model, assay data, and available drill-core inventory. Samples were selected to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit.

TABLE 13-23: RAIL FLOTATION TESTWORK HEAD ASSAYS

Sample ID	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)	Sampling Plan
RAS-001	9.89	3.75	1.61	38.0	High Blend
RAS-002	1.85	0.18	0.08	1.9	V2
RAS-003	0.81	0.69	0.75	3.5	High Blend
RAS-006	2.39	0.80	0.51	4.8	V3
RAS-007	1.92	0.47	0.30	5.5	GS1
RAS-009	3.01	1.03	0.82	9.0	GS2
RAS-010	1.05	0.15	0.19	1.9	V6
RAS-011H	0.04	0.01	0.08	3.0	V1
RAS-011A	3.58	0.73	0.92	3.0	V1
RAS-011B	0.14	0.03	0.09	3.0	V1
RAS-011F	0.00	0.01	0.01	3.0	V1
RAS-012	1.06	1.23	0.52	5.1	V5
RAS-013	0.93	0.20	0.04	1.9	V6
RAS-014	1.48	0.62	0.93	5.5	V1
RAS-016	1.09	0.24	0.09	2.0	V4

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As shown in Table 13-24 eight comminution samples were selected, primarily on the basis of spatial coverage and lithology rather than grade.

TABLE 13-24: RAIL COMMINUTION TESTWORK HEAD ASSAYS

Sample ID	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
RAS-003G	0.069	0.022	0.113	0.47
RAS-005G	0.038	0.013	0.123	0.43
RAS-007G	0.01	0.004	0.014	0.04
RAS-010G	0.043	0.01	0.074	0.21
RAS-011G	0.203	0.044	0.332	0.65
RAS-013G	0.123	0.019	0.1	0.3
RAS-015G	0.016	0.018	0.013	0.11
RAS-002G	0.016	0.008	0.01	0.12

The first seven intervals (RAS-003G, 005G, 007G, 010G, 011G, 013G, 015G) were selected for the comminution master composite (MC) based on spatial coverage and their lithological classification as mineralization.

RAS-002G is in the southern portion of the deposit and was used as a variability sample.

Comminution Testwork

Comminution testing was completed by SGS Laboratories and included Bond ball mill work index (BWi), rod mill work index (RWi), SMC, and abrasion index (Ai) testing. Previous comminution results showed that the Rail ore was of moderate hardness, with BWi results ranging from 15.2-16.2 kWh/t.

New results align with previous, and conclude that Rail ore exhibits similar ball mill grindability to Lalor ore, with a BWi of approximately 15.1 kWh/t for the MC and 15.5 for the variability sample, compared to 15.5 kWh/t for Lalor. Rail ore exhibited somewhat higher resistance to rod milling and impact breakage than Lalor, based on RWi and Axb test results.

Overall, Rail ore can be classified as moderately hard. Although the measured RWi is higher than that of Lalor ore, the difference is not expected to materially impact grinding circuit performance, as Rail ore is planned to comprise no more than approximately 35% of the blended Stall Mill feed.

TABLE 13-25: RAIL COMMINUTION TESTWORK RESULTS

Deposit	Lalor (to Stall Mill)	2026 Rail MC	2026 RAS-002G	2020 Overall Sample	2020 Sulphide Sample	2020 Waste Sample
BWi (kWh/t) at ~P80 90 µm	15.5	15.1	15.5	-	-	-
BWi (kWh/t) at P80 115 µm	-	-	-	15.6	15.2	16.4
RWi (kWh/t)	10	16.1	-	-	-	-
Axb from SMC Test	65.3	39.0	-	-	-	-
Abrasion Index	0.296	0.402	-	-	-	-

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Rougher Flotation Testwork

A total of 12 copper and 8 zinc rougher-flotation tests were completed to evaluate flotation performance across a range of Rail ore types and grind sizes representative of anticipated mill feed. The flotation tests were conducted under the current Stall flowsheet conditions. In the copper circuit, 3418A was used as the collector and F-189-13 as the frother. In the zinc circuit, copper sulphate was used as the activator, 7279 as the collector, and F-189-13 as the frother. The blended-sample assay head-grades are summarized in Table 13-26.

TABLE 13-26: RAIL ROUGHER FLOTATION TESTWORK HEAD ASSAYS AND COMPOSITES

Test ID	Composite ID	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
SKT-1	GS1	0.5	4.4	1.8	0.3
SKT-2	GS1	0.5	3.5	1.8	0.3
SKT-3	GS2	1.2	8.6	3.1	0.7
SKT-4	GS2	1.1	7.8	3.0	0.7
SKT-5	GS2	1.0	8.2	3.1	0.7
SKT-6	V1	0.5	2.2	1.2	0.5
SKT-7	V2	0.2	1.0	1.7	0.1
SKT-8	V3	0.5	4.8	2.3	0.4
SKT-9	V4	0.2	1.8	1.3	0.1
SKT-10	V5	0.8	3.8	1.1	0.4
SKT-11	V6	0.2	1.4	1.0	0.2
SKT-12	High Blend	1.5	13.3	3.7	0.8

Copper rougher-flotation performance was consistently strong, with copper recoveries generally ranging from approximately 97% to 99%. Gold recoveries to the copper concentrate ranged from approximately 66% to 95%. Testwork also demonstrated that flotation performance was relatively insensitive to primary grind size across the range evaluated.

The zinc rougher-flotation results demonstrate comparatively better flotation performance for the higher-grade samples, particularly SKT-5, SKT-6, and SKT-12, corresponding to samples GS2, V1, and High-Blend, respectively. These samples have the highest zinc feed grades in the sample set, at 0.7% Zn, 0.5% Zn, and 0.8% Zn, respectively. For comparison, the average zinc head- grade of Lalor ore processed through the Stall Mill is 2.7% Zn, compared to Rail's Mineral Resource average of 0.6% Zn.

Cleaner Flotation Testwork

Cleaner-flotation testing demonstrated effective upgrading of copper rougher concentrates. Three-stage cleaning dilution produced copper concentrate grades ranging from approximately 13% Cu to 22% Cu while maintaining high cleaner-stage recoveries. There is potential to further upgrade the grade at lower recoveries, which would be increased through closed-circuit cleaner testing. The results indicate that Rail mineralization can produce a saleable copper concentrate using the Stall concentrator flowsheet.

Zinc flotation performance was more variable and strongly dependent on zinc feed-grade. Stand-alone Rail samples did produce a saleable zinc concentrate due to the low zinc-grade of the samples tested. Further refinement is required, including testwork with depressants to target higher zinc final-concentrate grades. As Rail ore is expected to be processed as a blend with Lalor ore, additional blended-feed testing is recommended to confirm zinc-concentrate grade and recovery under closed-circuit conditions.

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It should also be noted that all cleaner-flotation tests were conducted in open circuit and therefore do not fully represent expected plant performance. Under normal plant operation, rejected material in the cleaner tailings would be recirculated, providing an additional opportunity to recover misplaced zinc. As a result, the open-circuit cleaner-flotation tests are considered conservative, and are likely to underestimate both zinc recovery and concentrate grade. Closed-circuit testwork is therefore recommended to evaluate the impact of cleaner-circuit recirculation on zinc recovery and concentrate grade.

Zinc Rougher-Tailings Leach Testwork

Cyanidation testing was completed on zinc rougher-flotation tailings to evaluate the recovery of gold through the planned Stall hot tailings project. Gold recoveries ranged from approximately 47% to 92%, with an average of approximately 73%. The Rail deposit has high gold flotation-recoveries with low gold head-grade, which led to low leach-gold feed grades.

The full set of results from the leach tests are shown in Table 13-27.

TABLE 13-27: RAIL CYANIDATION TESTWORK RESULTS

Test ID	Feed	Sample ID	P80 (µm)	Reconciled Head		Reagent Consumption (kg/t)		Residue Au Grade (g/t)	Recovery (%)
				Au (g/t)	Ag (g/t)	NaCN	CaO		Au	Ag
CN-1	SKT-1 Zn Rougher Tailings	GS1	112	BDL*	0.69	1.07	0.16	BDL	78.3	15.5
CN-2	SKT-2 Zn Rougher Tailings	GS1	65	0.02	0.60	1.16	0.10	BDL	69.5	17.9
CN-3	SKT-3 Zn Rougher Tailings	GS2	127	0.09	0.96	1.69	0.15	0.047	47.3	29.5
CN-4	SKT-4 Zn Rougher Tailings	GS2	101	0.04	1.42	1.64	0.04	BDL	80.0	20.5
CN-5	SKT-5 Zn Rougher Tailings	GS2	67	0.03	0.68	1.09	0.07	BDL	76.9	51.1
CN-6	SKT-6 Zn Rougher Tailings	V1	65	0.01	0.52	1.09	0.06	BDL	55.0	34.8
CN-7	SKT-7 Zn Rougher Tailings	V2	64	0.02	0.92	1.81	0.12	BDL	68.1	8.3
CN-8	SKT-8 Zn Rougher Tailings	V3	64	0.03	0.59	1.33	0.09	BDL	74.4	30.9
CN-9	SKT-9 Zn Rougher Tailings	V4	64	0.05	0.71	0.99	0.11	BDL	82.7	21.5
CN-10	SKT-10 Zn Rougher Tailings	V5	66	0.04	0.91	0.86	0.27	BDL	80.4	23.3
CN-11	SKT-11 Zn Rougher Tailings	V6	64	0.02	0.09	0.81	0.22	BDL	70.9	100
CN-12	SKT-12 Zn Rougher Tailings	High Blend	65	0.11	1.12	1.08	0.11	BDL	91.9	49.3

Note: BDL = below detection limit.

Even with the low leach feed-grades, the testwork confirmed that gold remaining in flotation tailings is readily amenable to cyanide extraction, and supports inclusion of Rail ore in the planned hot tailings flowsheet, especially when blended with Lalor ore.

Gravity Gold Recovery

Gravity gold-recovery testwork was conducted on two samples at a primary grind size of 60 µm from the Rail deposit, with moderate to high gold grades. The results of the GRG tests are presented in Table 13-28.

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TABLE 13-28: RAIL GRAVITY GOLD RECOVERY TESTWORK RESULTS

Stream	V1 Sample			High Blend Sample
	Mass Pull (%)	Au (g/t )	Ag (g/t)	Mass Pull (%)	Au (g/t)	Ag (g/t)
Feed-Recalculated	-	0.57	3.31	-	1.63	12.6
Feed-Direct Measurement	-	0.42	4.09	-	1.66	15.1
Super Panner Tip	0.005	1,678	(1)	0.02	635	[1]

Note: 1The Super Panner tip was not assayed for Ag.

Only the Super Panner tip was assayed for the Rail deposit gravity concentration tests, therefore no intermediate Knelson concentrate results are reported. The results indicate that the Rail ore is amenable to gravity concentration.

13.6.3 Rail Conclusion

Samples from the 2020 Base Metallurgical Laboratories and 2026 Blue Coast Research testwork are believed to provide representative coverage of anticipated mill feed grades, lithologies, and spatial distribution throughout the deposit. Based on the results obtained to date, estimated recoveries are expected to be greater than 95% for copper and greater than 94% for gold (based on flotation and leach). Additional zinc testwork is required to determine justifiable recoveries based on blending with Lalor ore. No deleterious elements have been identified at levels that are anticipated to adversely affect concentrate quality or marketability.

13.7 WATTS METALLURGICAL TESTWORK

There has been no sample collection to date for mineral processing and metallurgical testing of the Watts mineralization. Watts remains a resource-stage deposit, and is not yet scheduled for mining, with no additional drilling scheduled, Metallurgical testwork and geotechnical assessments will be conducted to support its potential conversion to reserves.

13.8 PEN II METALLURGICAL TESTWORK

A pre-feasibility metallurgical test program completed by Blue Coast Research evaluated the PEN II mineralization blended with Lalor mill feed at the Stall concentrator. Testwork included mineralogical characterization, Bond work index testing, batch flotation-testing, variability flotation-testing, locked-cycle flotation testing and concentrate-quality analysis. Results demonstrated that PEN II ore can be processed through the existing Stall flowsheet without significant modification. Metallurgical projections adopted for Mineral Resource evaluation indicated average recoveries of approximately 93% Zn, 78% Cu, 68% Au, and 64% Ag, while producing marketable zinc and copper concentrates. Minor concentrate penalties related to lead content were identified but were not considered material to the project economics.

Metallurgical testwork conducted on composites representative of the PEN II deposit support the assumption that the Inferred Mineral Resource estimates could be processed at the Stall concentrator (Hudbay, 2019).

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13.9 3 ZONE METALLURGICAL TESTWORK

3 Zone is a satellite deposit north of the Lalor deposit and is part of the historical New Britannia Mine. This ore is a primary gold ore with minimal sulphur content. 3 Zone will be processed at New Britannia, which will receive approximately 1.2 Mt of ore at 2.8 g/t Au.

In 2010, cyanidation testwork was completed by PRA Metallurgical Division. In 2020, a metallurgical testwork program was completed by Blue Coast Research to understand the performance of the ore through the New Britannia Mill. In 2026, additional comminution testwork was completed at SGS and additional metallurgical testwork was conducted at Blue Coast Research to support the processing of 3 Zone ore in conjunction with Lalor at New Britannia.

13.9.1 3 Zone-PRA Metallurgical Division 2010 (Historical Leach and Gravity Testwork)

Leach Testwork

In 2010, leach testwork for 3 Zone showed a sensitivity to grind size and leach time. For 3 Zone, the optimum extraction was obtained at a grind of 53 µm and 48 hours leaching and showed that additional time may be beneficial. The leach test results can be seen in Table 13-29.

TABLE 13-29: 3 ZONE HISTORICAL CYANIDATION TESTWORK RESULTS

Test	Sample	Grind Size	Leach Hours	CN Level (g/L)	Feed Au (g/t)	Extraction (Au %)	CN Consumption (kg/t)	Lime Consumption (kg/t)
1	3 Zone	87	48	0.5	5.7	84.3	0.81	0.36
2	3 Zone	68	48	0.5	6.2	90.3	0.81	0.36
3	3 Zone	53	48	0.5	3.8	91	0.84	0.44

13.9.2 3 Zone-Blue Coast Research 2020

 Sample Selection

In 2020, four composite samples were created for the 3 Zone ore. Three variability-composite samples were created based on the spatial distribution. A single master composite was also created from subsamples of the three variability samples. The head grades for all four composite samples are outlined in Table 13-30.

TABLE 13-30: 2020 3 ZONE COMPOSITE SAMPLE HEAD GRADES

Composite ID	Au (g/t) FA-AA	Ag (g/t) AR-AA	As (%) AR-AA	Cu (%) AR-AA	Fe (%) AR-AA	Stot (%) ELTRA	Corg ELTRA	Ctot ELTRA
3Z-MC	5.33	0.73	0.52	0.01	4.53	0.34	1.28	0.02
VAR-H1	6.53	0.60	0.67	0.01	4.22	0.44	1.33	0.02
VAR-H3	3.34	0.70	0.41	0.02	4.52	0.29	0.97	0.01
VAR-H4	7.20	1.50	0.43	0.02	5.34	0.34	1.57	0.02

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Mineralogy

In 2020, a subsample of the master-composite samples was ground to P80 75 µm and submitted for sized mineralogical analysis. The dominant mineral species were quartz, amphibole, biotite, and plagioclase. The principal sulphide mineral is arsenopyrite.

Comminution Testwork

In 2010, a Bond ball mill work index test was completed by PRA Metallurgical Division on the master composite with a closing screen size of 75 µm. The BWi for the sample was 17.0 kWh/t. Further details of this testwork are unavailable.

Leach Testwork

In 2020, leach tests were completed on each of the four composites, with the bulk of the optimization testwork carried out on the master-composite sample to determine the optimal conditions for the variable composites. The results of the initial seven optimization tests are outlined in Table 13-31. All tests exceeded 89% gold recovery, with exceptionally low consumption of cyanide, indicating amenability to direct cyanidation. These results also showed insensitivities to grind size compared to 2010. CN-3 conditions were carried through as the baseline test conditions.

TABLE 13-31: 3 ZONE MASTER COMPOSITE LEACH TESTWORK RESULTS

Test ID	Purpose	Final Solution Grade Au (g/t)	Final Residue Grade Au (g/t)	Au Recovery (%)	Reagent Consumption (kg/t)		Measured (P80 µm)
					CN	CaO
CN-1	Grind sensitivity: 120 µm	4.06	0.50	89.5	0.10	0.46	128
CN-2	Grind sensitivity: 90 µm	4.31	0.49	90.1	0.16	0.49	92
CN-3	Grind sensitivity: 75 µm	4.65	0.46	91.3	0.15	0.59	75
CN-4	Pre-aeration 8 h; 0 g/t PbNO3	3.82	0.44	90.0	0.10	0.60	73
CN-5	Pre-aeration 8 h; 50 g/t PbNO3	4.54	0.44	91.4	0.07	0.72	75
CN-6	Pre-aeration 8 h; 200 g/t PbNO3	3.66	0.45	89.5	0.12	0.74	73
CN-7	Grind sensitivity: 50 µm	3.81	0.40	90.7	0.74	0.50	50

The tests were repeated for the three variability-composite samples with gold recovery and cyanide consumption rates 85% to 95% and 0.25 to 0.62 kg/t, respectively. The higher cyanide-consumption and lower recoveries are correlated with the arsenic feed grade, indicating that the gold in the 3 Zone ore may be considered refractory within the arsenopyrite, and that further work is required to identify the process route to recover the fraction of gold unrecoverable by the current New Britannia leach circuit.

Gravity Concentration Testwork

In 2020, Gravity recovery testwork was carried out on the 3 Zone master composite. The ground sample was initially upgraded through a Knelson concentrator, which achieved 78.6% gold recovery at a 1.2% mass recovery. This indicates that the 3 Zone ore present in the master composite is amenable to gravity concentration methods, and that further testwork is required to map the gravity-recoverable gold potential through the 3 Zone ore body.

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13.9.3 3 Zone-Blue Coast Flotation and Leach Testwork 2026

Sample Selection

In 2026, additional samples were selected to support the metallurgical testwork program. For flotation testing, mineralized intervals from Drill-holes 3ZN19002, 3ZN19003, and 3ZNMET19002 were collected and composited. Two additional samples were prepared for comminution testing: one from a mineralized interval in Drill-hole 3ZN19001 and a second composite generated from intervals in Drill-holes 3ZN19003 and 3ZNMET19002 for SMC and Bond ball mill work index (BWi) testing. Sample availability was limited, as material from several drill holes had been lost during the wildfires that occurred in the region in 2025, could not be reliably identified due to mislabeling by previous owners, or were used in previous testwork programs.

TABLE 13-32: 3 ZONE FLOTATION AND COMMINUTION HEAD ASSAYS

Testwork	Sample ID	Drill Hole	Composite	Au (g/t)	Ag (g/t)	As (%)
Flot/Leach	SAS-001	3ZNMET19002	MC	3.7	0.6	0.4
Flot/Leach	SAS-002	3ZN19003	MC	4.6	0.5	0.2
Flot/Leach	SAS-003	3ZNMET19002	MC	1.6	0.1	0.5
Flot/Leach	SAS-004	3ZN19002	MC	1.9	0.3	0.4
Comminution	3ZC-003	3ZN19001	C1	0.8	0.1	0.2
Comminution	3ZC-005	3ZN19003	C2	0.2	0.0	0.0
Comminution	3ZC-006	3ZNMET19002	C2	0.0	0.1	0.1

Comminution Testwork

In 2026, two samples were prepared for comminution testing (Table 13-33). One BWi from a mineralized interval in Drill-hole 3ZN19001 and a second composite for BWi and SMC tests generated from intervals in Drill-holes 3ZN19003 and 3ZNMET19002. The BWi tests were completed at a closing screen size of 106 µm for comparison to Lalor ore. The 3ZN19001 sample returned a BWi of 11.1 kWh/t and the 3ZN19003 and 3ZNMET19002 composite returned a BWi of 12.2 kWh/t and an A x b of 42.8. These results combined with the historical 2010 3Z MC results indicate 3 Zone is similar to or softer than the Lalor ore.

TABLE 13-33: 3 ZONE COMMINUTION TESTWORK RESULTS

Sample	Lalor Gold Ore (to NB Mill)[1]	2026 C1 (3ZC-003)	C2 (3ZC-005/3ZC-006)	2010 3Z MC
BWi (kWh/t) at P80 of 80 µm	15.8	11.1	12.2	17.0 (at P80 of 60 µm)
A x b (SMC)	67.1	-	42.8	-

Note: 1Lalor gold ore data. SGS (2026, April 27).

Flotation Testwork

In 2026, additional metallurgical testwork was completed to assess processing of 3 Zone ore with Lalor ore through the New Britannia circuit. 3 Zone ore is low in sulphides, low in copper, and elevated in arsenic; therefore, testing focused on identifying an optimal blend that maintained high gold-recovery without compromising copper-concentrate quality. Baseline flotation and leach tests were completed on each ore, followed by flotation and leach tests on blends containing 25% and 50% 3 Zone ore, with the balance Lalor ore. The flotation tests were conducted under the current New Britannia flowsheet conditions, with 3418A used as the collector and F-189-13 as the frother in the copper flotation-circuit. Test conditions are summarized in Table 13-34.

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TABLE 13-34: 3 ZONE FLOTATION TESTWORK RESULTS

Flotation Tests	Procedure	3 Zone Feed (%)	Lalor Feed (%)	Leach Tests	Test
1	3 Zone flotation (at current NB Copper Circuit Conditions)	100	0	CN-1	3 Zone Baseline Leach (Flotation 1 tailings)
2	Lalor baseline flotation	0	100	CN-4	Lalor Baseline Leach (Flotation 2 tailings)
3	3 Zone flotation (at current NB Copper Circuit Conditions)	25	75	CN-2	3 Zone / Lalor Leach (Flotation 3 tailings)
4	3 Zone flotation (at current NB Copper Circuit Conditions)	50	50	CN-3	3 Zone / Lalor Leach (Flotation 4 tailings)

Flotation testwork conducted by Blue Coast Research on the samples used a single copper flotation-circuit configuration. The flotation-test head grades are summarized in Table 13-35.

TABLE 13-35: 3 ZONE FLOTATION TESTWORK HEAD ASSAYS

Test	Sample ID	Assays
		Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Fe (%)	MgO (%)	Se (ppm)	As (%)	Stot (%)
1	3 Zone MC	3.20	<0.2	0.01	<0.0005	0.01	7.8	5.69	<10	0.46	0.34
2	NB RMF	5.65	31.2	1.07	0.27	0.70	10.7	8.17	81	0.01	6.29
3	25/75 Blend	4.69	22.9	0.86	0.22	0.56	10.3	7.63	63	0.12	5.05
4	50/50 Blend	4.06	14.9	0.59	0.15	0.40	9.5	6.93	43	0.23	3.51

Overall, the sample feed-copper grades are lowered by blending in more 3 Zone ore; however, copper recoveries are maintained above 98%. The samples separately perform very well; however, higher blends impacted gold recovery.

Leach Testwork

Four cyanide leach tests were conducted on copper-rougher tailings to simulate the proposed New Britannia flowsheet. The results indicate that all samples are amenable to gold recovery by cyanidation. The 3 Zone sample achieved the lowest gold recovery; however, the combined flotation and leach recovery exceeded 90%, which is consistent with the leach-only recoveries reported in historical 3 Zone metallurgical testwork.

The blend comprising 25% 3 Zone material and 75% New Britannia RMF achieved an overall gold recovery of 96% (flotation and leach). This result demonstrates that 3 Zone material is amenable to processing in blends with Lalor ore. The mine plan anticipates blends containing approximately 20% to 30% of 3 Zone material, although higher blend-ratios were tested to assess the metallurgical impact of increasing the proportion of 3 Zone feed. Sodium cyanide consumption ranged from 1.4 to 2.1 kg/t across the test program, indicating manageable reagent requirements for all tested samples.

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13.9.4 3 Zone Conclusion

Samples from the 2010 PRA Metallurgical Division, and 2020 and 2026 Blue Coast Research are believed to provide representative coverage of anticipated mill feed-grades, lithologies, and spatial distribution throughout the deposit. Based on the results obtained to date, gold recovery is estimated at 94% (based on flotation and leach). No deleterious elements have been identified at levels that are anticipated to adversely affect concentrate quality or marketability. Arsenic content in the 3 Zone feed is higher than in Lalor; however, flotation and leaching testwork demonstrate that the majority of the arsenic reports to tailings, and is not expected to adversely affect concentrate quality or tailings water quality.

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14 MINERAL RESOURCE ESTIMATES

In this section of the Technical Report, the Mineral Resource estimates are constrained to mineable shape optimizations (MSO) using NSR COG. The details of the NSR are indicated in the footnotes of the Mineral Resource tables for each deposit. The MSO use the mineralized wireframe geometry, the mined-out areas, existing underground workings and mineral resource categories. Other than the risks described in this Technical Report, no known factors exist which could materially affect the Mineral Resource estimates.

14.1 LALOR MINE

Hudbay prepared an updated resource model using Leapfrog (Version 2025.3) and MinePlan (Version 16.5), two industry-standard commercial geological and mining software titles. Hudbay personnel constructed this 3-D resource model and estimated the Mineral Resources by following Hudbay procedures in compliance with best industry standards and the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM) Definition Standards (CIM, 2014). The work was supervised and validated by Marc-André Brulotte, P.Geo., Executive Director, Global Resource Evaluation.

14.1.1 Modelling Database

A count of 6,414 drill holes totalling approximately 913,416 m was included in the Lalor database to support the Mineral Resource estimate. Among these samples, approximately 583,92 m were analyzed for zinc, copper, gold, and silver, and density was measured for 109,270 samples.

The drill-hole database was imported in MineSight directly from acQuire, with a cut-off date for the Mineral Resource estimate of August 29, 2025 (June 4, 2026, for Zone 17 only). In parallel, the drill-hole database was also imported in Leapfrog for additional and independent comparison and validation. No significant differences in the projection of the drill-hole traces were found between the two data sets.

14.1.2 Modelling of the Mineralized Envelopes

The Lalor mineralized envelopes trend along an azimuth of approximately azimuth 320° with a general dip of approximately 37° northeast. Economic mineralization delineated so far at Lalor occurs in nine Zone 2 semi-massive to massive sulphide lenses typical of VMS deposits (Lenses 10, 11, 20, 30, 31, 32, 33, 40, and 42), three conformable gold-rich disseminated to stringer zones (Lenses 21, 22, 23, 25, 29, and 72), two copper-gold-rich feeders (Lenses 17 and 27), and small footwall and hanging wall gold-rich zones associated with Lens 10 (Lenses 9, 13, 14, and 16) The base-metal and gold-rich zones are stratigraphically stacked and are mostly aligned with the main regional deformation, averaging azimuth 320°/37°. The Lalor Mine is continuous along a strike length of approximately 1,400 m in a north-south direction, approximately 780 m in an east-west direction, and with a vertical extent of approximately 760 m.

Geological units of sulphide horizons were created in 3-D using core-logging data and assay results. These broad geological envelopes were then refined to create base-metal and gold-rich mineralized envelopes. The distribution of gold mineralization follows two styles: the first one, which is synchronous to the base-metal deposition, is directly associated and contained in the base-metal mineralized envelopes, typically on their footwall. The second one, posterior to the base-metal deposition, is contained outside the sulphide horizons and is typically sulphide poor, with the exception of the gold-copper-rich mineralized envelopes, Lenses 17 and 27, which are gold-copper copper-stringer zones.

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The construction of the mineralized envelopes was based on the type of mineralization intersected. Smooth and continuous 3-D solids were built using a 4% Zn or 1% Cu cut-off to guide the construction of the base-metal mineralized envelopes, with the inclusion of any nearby gold intersections; a 2.0 to 2.5 g/t cut-off was used to guide the construction of the gold-rich mineralized envelopes.

In a final validation step, these envelopes were loaded into MineSight to ensure proper tagging of the solids to actual drill-hole locations, and that drill-hole traces matched both in Leapfrog and MineSight. The mineral envelopes were used as hard boundaries in all cases for grade interpolation, to correctly prevent spreading of sulphide mineralization into the gold zones and vice versa. Wireframes of the mineralized envelopes are shown in Figure 14-1.

FIGURE 14-1: 3-D VIEW OF MINERAL ENVELOPE WIREFRAMES

Source: Hudbay (this report).
Note: Looking west, Lens 23 is under Lens 32 and not shown in this view.

14.1.3 Density

Density values generated from multi-regression formulas are based on 37,217 density and assay measurements. The predicted density values were validated through comparisons against the measured density.

14.1.4 Compositing

Assay intervals were regularized by compositing drill-hole data in each interpreted mineralized envelope. Although most of the drill holes were assayed on 1 m intervals, a composite length of 2.5 m was selected as more appropriate to conduct interpolation into the block size-5 m along strike and across strike, and 5 m vertically (5 x 5 x 5 m), which the mine engineering team selected as the optimum selective mining unit (SMU).

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Grade compositing was weighted by SG, as there is a significant positive correlation between some of the metal grade and density. The compositing process was validated by comparing total length, density, and for each metal, the length-weighted average grade of the 2.5 m composites to the original assays.

14.1.5 Exploratory Data Analysis

Exploratory data analysis (EDA) includes basic statistical evaluation of the composites for gold, silver, copper, zinc, density, and SG. The EDA was conducted separately for each mineralized envelope and aimed to identify subdomains that did not support the use of hard contacts for grade interpolation purposes, but that justified being used for the purpose of block-model validation, smoothing assessment, and correction and resource classification. Capping analysis and smoothing assessment were also conducted separately in each subdomain. An example of subdomaining is illustrated for gold Zone 25 on Figure 14-2 where the high-grade core of the Lens is subdivided based on drilling coverage, and also from its lower-grade halo as defined by Leapfrog Geo interpolations.

FIGURE 14-2: SUBDOMAIN IN MINERALIZED ENVELOPE 25

Source: Hudbay (this report).
Note: Grey lines represent drill-hole traces.

The 2.5 m composite statistics for gold, silver, copper, zinc, and calculated SG are summarized in Section 14.1.9. As expected, zinc shows a significantly lower coefficient of variation (CV) and skewness values in the base-metal lenses while the opposite is observed for gold.

14.1.6 Grade Capping

Because the composites of the four metals of economic potential show highly skewed histograms in most of the mineralized envelopes, the deciles analysis method (Parish, 1997) was used to define high-grade outliers and to confirm the need for grade capping. This analysis was conducted on the 2.5 m composites for each subdomain independently.

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This method considers capping when the last decile of the population contains more than 40% of the metal and the last percent contains more than 10% of the metal. Capping values were selected to limit the weight of the high-grade outliers on the overall population. Table 14-1 summarizes the capping applied to all the mineralized envelopes for gold and silver, and the proportion of metal removed through this process. In all cases, it was found that no capping would be required for zinc or copper.

TABLE 14-1: 2026 GOLD AND SILVER CAPPING THRESHOLDS BY LENS

Mineralized Zone	Total No. of Composites	Au Capping Value (g/t)	No. of Composites Capped	Metal Removed (%)	Ag Capping Value (g/t)	No. of Composites Capped	Metal Removed (%)
9	367	18	11	6.4	400	10	4.1
10	6,528	50	8	9.0	330	22	2.0
11	734	10	2	2.7	375	2	0.3
13	536	50	3	25.5	415	6	6.0
14	154	22	1	5.6	400	3	2.1
16	2,722	40	11	1.4	250	10	0.8
17	621	20	4	10.0	60	9	2.1
20	7,492	40	26	3.5	240	20	1.0
21 HGO	5155	85	23	5.4	350	17	1.1
21 LGO	3032	35	10	2.6	-	-	-
22	248	30	5	14.2	400	6	8.9
23	2316	80	9	6.0	370	7	3.5
25 HGO	6,769	127	23	5.1	362	20	2.3
25 LGO	3,613	37	11	2.6	205	9	0.7
27	5,688	88	17	2.4	145	17	0.8
29	1,150	40	8	3.7	96	5	3.0
30	1,338	30	3	2.2	205	5	2.3
31	2,467	50	6	3.9	315	8	0.7
32 HGO	4,185	93	15	2.1	333	11	0.8
32 LGO	2,613	50	5	1.5	340	8	2.5
33	640	15	4	11.6	240	5	1.6
40	2,739	29	10	4.9	243	9	2.3
42	1,703	40	3	3.7	320	2	0.7
72	1,466	20	11	4.9	185	6	4.3

Note: HGO = high-grade ore; LGO = low-grade ore.

The results obtained from the Parrish (1997) method were then compared to the natural breaks in the cumulative frequency distribution in the last decile. The metal-at-risk was also assessed in the population of outliers by comparing the difference in metal using the median and mean values of these outliers. As mentioned in the previous NI 43-101 technical report, Mr. Dominique François-Bongarçon (Agoratek) conducted an independent third-party review in November 2018 and concurred with the use of the Parrish (1997) as a valid approach for gold capping in the gold zones (François-Bongarçon, 2019).

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14.1.7 Variography

Downhole and directional variograms for zinc, gold-copper, silver, and SG were created for each individual mineral envelope using the MineSight data-analysis software. Pairwise relative variograms were preferred due to the skewed nature of metal distribution in most lenses. The major, semi-major, and minor axis were built to fit the attitude of each mineral envelope. A linear combination of a nugget and two nested, spherical models were adjusted in all cases. Once generated, a systematic visual check was conducted to ensure that the search ellipsoid would be correctly oriented with respect to the geometry of the mineral envelopes.

14.1.8 Grade Estimation and Interpolation Methods

The block model consists of regular blocks, 5 x 5 x 5 m. The block dimensions were selected to match the SMU at Lalor Mine. Where a block was intersected by two lenses, the mineral envelopes were used to assign the percentage of the block that belongs to each Lens.

Both nearest neighbour (NN) and OK grade interpolations were completed on the uncapped and capped grades, using a strict composite and block-matching code by Lens, and three passes with increasing minimum-information requirements (Table 14-2). The search passes were selected to ensure best local estimates recognizing that OK has a smoothing effect, but making no attempt during interpolation to reduce this smoothing, as it would negatively impact the quality of the local estimates. Over-smoothing is addressed through the post-processing of the model described in Section 14.1.12.

TABLE 14-2: LALOR MINE-SEARCH ELLIPSE PARAMETERS

	Min No. of Composites	Max. No. of Composites	Max No. of Composites per Hole	Declustering	Max. Composites per Quadrant	Search Ellipse
Pass 1	1	32	6	No	-	150% of variogram ranges
Pass 2	16	32	6	Yes	8	75% of variogram ranges
Pass 3	16	32	6	Yes	8	50% of variogram ranges

14.1.9 Grade Estimation Validation

The grade estimation process was validated for each envelope to ensure appropriate honouring of the input data and subsequent unbiased resource reporting, and use of the model for Mineral Reserve estimation through the following steps:

  Visual checks of appropriate honouring of the input data, but acknowledging that some natural smoothing should occur between samples, as the grade of a sample in the middle of a block is not the average grade of the block
  Absence of global bias by comparing the mean grade estimated by kriging to the original composite average grade, and to a declustered grade obtained from a NN interpolation
  Change of support assessment and correction.
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TABLE 14-3: SUMMARY OF 2.5 M COMPOSITE STATS FOR AU, AG, CU, ZN, AND CALCULATED SG-LALOR BASE METAL

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TABLE 14-4: SUMMARY OF 2.5 M COMPOSITE STATS FOR AU, AG, CU, ZN, AND CALCULATED SG-LALOR GOLD

14.1.10 Visual Inspection

Visual inspection of block grade versus composited data was systematically conducted in section and plan views. This check confirmed that the model was a good reproduction of the data.

14.1.11 Global Bias Checks

This validation step consists in comparing the global average grade of each element (after capping for gold and silver) between the original composites, the kriged block estimates and the NN estimates. This investigation was conducted not only by envelope but also for each individual subdomain. The average grade obtained from the NN interpolation is a useful benchmark but not a perfect one as it fails to incorporate the nugget effect measured by the variogram. A global check was performed to verify that the kriged mean block estimate was between the mean of the composites and the mean of the NN model.

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14.1.12 Smoothing Assessment

The larger number of composites used for grade estimation in the block model significantly improves the individual block grade estimates but, at the same time, results in a much smoother model requiring a careful assessment and, in many cases, a post-processing of the OK estimates. The extent of grade "over-smoothing" in the model was investigated separately by subdomains based on material differences in grade distribution and/or drilling density. The mean and variance of the kriged estimates were compared to the variance of the composites after declustering (obtained from a NN interpolation). The expected true variance between SMUs can be calculated from the variogram models.

14.1.13 Smoothing Correction

An indirect log-normal correction was used to perform a change of support on the kriged models to obtain unbiased grade tonnage curves for the selected mining block size of 5 x 5 x 5 m. This correction is only valid globally and provides poorer local estimates than the smoothed OK model but does not materially alter the global average grade in each zone and provides the correct grade-tonnage curve for the variogram models fitted on the drill-hole data. This correction was applied by domain with consistent statistical properties and uniform drilling coverage.

14.1.14 Classification of Mineral Resources

During the interpolation process, several control parameters were recorded for each block, e.g., number of samples, number of holes, the distance to the nearest sample and the average distance to all the samples used for the interpolation as well as the number of quadrants with samples, the kriging variance and the regression slope of kriging for each individual block estimate.

The regression slope values obtained from the kriging of zinc (in the case of base-metals lenses) or gold (in the case of gold zones) grade estimates was used as the primary criteria for resource classification with 80% and 60% regression slope thresholds used respectively to separate Measured from Indicated and from Inferred Mineral Resources. From detailed reserves to mill reconciliations exercises that Hudbay conducted at its operating mines, including Lalor, this criterion was found to be a reliable first-pass measure of quarterly and annual performance in tonnes and grade prediction.

The block by block coding assignment was then smoothed to remove isolated blocks of one category in another. Proportions of Measured, Indicated and Inferred Mineral Resource category blocks were not changed significantly through this process. In assigning the final categorization, careful consideration was also given to the proportion of mineralization grading above the anticipated COG. Gold lenses followed a more prudent approach in which some categories were downgraded and measured classification only applied in areas of high drill density, or which were silled through with development.

14.1.15 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates

Since 2019, Hudbay has implemented a stringent approach to resource reporting for underground deposits. With this approach, the potential for economic extraction of the Mineral Resource estimates at Lalor are reported within the constraint of a mineable stope-shape, created using Stope Shape Optimizer (SSO). The SSO application mimics what a mine planner would do, generating strings on sections, linking these to create a wireframe shape and then evaluating the wireframes against a block model. The SSO provides a stope-shape that maximizes recovered Mineral Resource value above a cut-off while also catering for practical mining parameters (such as minimum and maximum mining width, anticipated wall dilutions, minimum and maximum wall angles, minimum separation distances between parallel and sub-parallel stopes, minimum and maximum stope heights and widths, etc.). The mining parameters used to build the mineable shapes are detailed in Section 15.

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NSR cut-off values are used at Hudbay in the SSO process, whereby a calculation of value per tonne is applied to the block model based on anticipated metal recoveries, metal prices, and exchange rate, and concentrate transportation, smelting, and refining costs. The cut-off value input parameter in SSO considers operating and capital costs, as based on the current Lalor Mine and mill budgets, to ensure that each potential stope created would cover all its associated operating mining and milling costs to be deemed profitable if mined. This process ensures that reported Mineral Resource estimates exclude small isolated individual resource blocks that may meet economic cut-off criteria on an individual basis but could not be aggregated into mineable shapes and include 'geological dilution' (representing small blocks grading below cut-off) in the economic shape to maintain minimum mining criteria.

The stope optimization process was run on all resource categories combined and as a result, a small amount of one resource category could be included in a stope shape dominated by another resource category. This usually occurred on the fringes of the zones defined for resource classification. Resource classification is based on broad smoothing of interpolation parameters used in the construction of the resource model and visual inspections confirmed that minor modifications to the resource categories were warranted so that all stope shapes would be entirely assigned to one resource category.

The resulting Mineral Resource estimates, as of August 15, 2026, are presented in Table 14-5. There are no Measured or Indicated Mineral Resource estimates in addition (exclusive) to those that were converted to Mineral Reserve estimates. All Measured and Indicated Mineral Resource estimates were either converted to Mineral Reserve estimates, as documented in Section 15, or deemed non-economic after applying the appropriate Mineral Resource to Mineral Reserve conversion factors.

TABLE 14-5: LALOR MINERAL RESOURCE ESTIMATES

Lalor Mineral Resource Estimates (Exclusive of Mineral Reserves)-September 1, 2026
		Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Gold	Inferred	1,540,000	3.4	1.90	0.19	12.4
Base Metal	Inferred	140,000	1.9	0.28	5.14	32.5
Base Metal and Gold	Inferred	1,680,000	3.3	1.77	0.60	14.1

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator; gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Metal prices of US$1.25/lb Zn, US$3,600/oz Au, US$5.00/lb Cu, and US$40.00/oz Ag, with an exchange rate of 1.33 CAD/USD were used to estimate Mineral Resources.

6. Mineral Resources are estimated using a minimum NSR cut-off of $160/t.

14.2 1901 MINE

Hudbay prepared an updated resource model using Leapfrog and MinePlan, two industry-standard commercial geological and mining software. Hudbay personnel constructed this 3-D resource model and the Mineral Resource estimations by following Hudbay procedures, in compliance with best industry standards and the CIM Definition Standards. The work was supervised and validated by Marc-André Brulotte, P.Geo., Executive Director, Global Resource Evaluation.

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14.2.1 Modelling Database

A count of 251 drill holes totalling approximately 106,655 m were included in the 1901 Mine database to support the Mineral Resource estimate update. Among these, approximately 35,874 m were analyzed for zinc, copper, gold, and silver while density was measured for approximately 31,095 m.

The drill-hole database was directly imported in Leapfrog from acQuire with a cut-off date for Mineral Resource estimate purposes of May 14, 2026. The drill-hole database was then exported from Leapfrog and imported into MinePlan via CSV files. The drill-hole traces in MineSight were validated against the drill-hole traces in Leapfrog to ensure no errors were introduced during the import process.

14.2.2 Modelling of the Mineralized Envelopes

The 1901 mineralized envelopes trend along an azimuth of approximately 340° with a general dip of approximately 25° to the east. Economic mineralization delineated so far occurs in four semi-massive to massive sulphide lenses typical of VMS deposits (Lenses 1.1, 1.2, 1.3, & 3) and five conformable gold-rich disseminated to stringer zones (Lenses 2, 4, 5, 6, & 8). The base-metal and gold rich zones are stratigraphically stacked and are mostly aligned to the main regional deformation. The mineralization is continuous along a strike length of approximately 850 m in north-south direction, approximately 675 m in an east-west direction and with a vertical extent of approximately 325 m.

Geological units of sulphide horizons were created in 3-D using core logging data and assay results. These broad geological envelopes were then refined to create base-metal and gold rich mineralized envelopes. The distribution of gold mineralization appears follows two styles: the first one, which is synchronous to the base-metal deposition, is directly associated and contained in the base-metal mineralized envelopes, typically on their footwall. The second one, posterior to the base-metal deposition, is contained outside the sulphide horizons and is typically sulphide poor.

The construction of the mineralized envelopes was solely based on the type of mineralization intersected. To this effect, assay intervals with high gold grade but no zinc or copper were excluded from base-metal lenses and vice versa. Instead, smooth and continuous 3-D solids were built using 4% Zn or 1% Cu cut-off to guide the construction of the base-metal mineralized envelopes while a 2.0 to 2.5 g/t cut-off was used to guide the construction of the gold rich mineralized envelopes.

In a final validation step, the envelopes were loaded into MinePlan to ensure proper tagging of the solids to actual drill-hole locations. The mineral envelopes were used as hard boundaries in all cases for grade interpolation purposes to correctly prevent spreading of sulphide mineralization into the gold zones and vice versa. Wireframes of the mineralized envelopes are shown in Figure 14-3.

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FIGURE 14-3: VIEW OF MINERAL ENVELOPE WIREFRAMES

Source: Hudbay (this report).

14.2.3 Density

Density values were generated from a multi regression formula based on 6,135 in zone density measurements. The predicted density values were validated through comparisons against the measured density in the same zone.

14.2.4 Compositing

Assay intervals were regularized by compositing drill-hole data in each interpreted mineralized envelopes. Although most of the drill holes were assayed on 1 m interval, the project evaluation team selected a composite length of 2.5 m as more appropriate to conduct interpolation into the 5 x 5 x 5 m block size selected by as the optimum SMU. Grade compositing was weighted by SG, as there is a positive correlation between some of the metal grade and density. The compositing process was validated by comparing total length, density, and length weighted average grade for each metal of the 2.5 m composites to the original assays.

14.2.5 Exploratory Data Analysis

EDA includes basic statistical evaluation of the composites for gold, silver, copper, zinc, and density (SG). The EDA was conducted separately for each mineralized envelope. In each mineral envelope, the EDA also aimed to identify subdomains that did not support the use of hard contacts for grade interpolation purposes but that justified being used for the purpose of block model validation, smoothing assessment and correction, and resource classification.

The 2.5 m composite statistics for zinc, gold, copper, silver, and calculated SG are summarized in Section 14.2.9 in the grade estimation validation section. Overall, the statistics of the composites indicate that the kriging interpolation will, as expected, introduce some level of smoothing and that a thorough smoothing assessment and post-processing of the initial interpolation is warranted to produce unbiased grade-tonnage curves and Mineral Resource and Mineral Reserve estimates.

14.2.6 Grade Capping

The deciles analysis (Parrish) method was used to define high-grade outliers and to assess the need for grade capping for gold and silver. This analysis was conducted on the 2.5 m composites for each domain independently.

This method considers capping when the last decile of the population contains more than 40% of the metal and that the last percent contains more than 10% of the metal. Capping values were selected to limit the weight of the high-grade outliers on the overall populations per mineralized envelope. Table 14-6 summarizes the capping applied to all the mineralized envelopes for gold and silver and the proportion of metal removed through this process. In all cases, it was found that no capping would be required for zinc or copper.

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TABLE 14-6: 2026 CAPPING THRESHOLDS BY LENS OF GOLD AND SILVER

Mineralized Zone	Total No. of Composites	Au Capping Value (g/t)	No. of Composites Capped	Metal Removed (%)	Ag Capping Value (g/t)	No. of Composites Capped	Metal Removed (%)
1.1	422	10	2	4.01	225	2	0.78
1.2	330	16	3	5.19	200	2	1.25
1.3	205	12	1	3.81	235	1	4.27
2	425	45	1	4.52	200	3	11.32
3	346	15	5	11.30	170	1	1.11
4	291	65	2	1.87	330	2	7.37
5	109	8	2	8.67	65	1	11.65
6	212	20	3	1.75	85	3	2.37
8	216	40	1	8.38	170	1	9.22

14.2.7 Variography

Downhole and directional variograms for zinc, gold, copper, silver, iron, lead, and SG were created for each individual mineral envelope using the MinePlan Sigma data analysis software. Pairwise relative variograms were preferred due to the skewed nature of metal distribution in most lenses. The major, semi-major, and minor axis were built to fit the attitude of each mineral envelope. A linear combination of a nugget and two nested, spherical models were adjusted in all cases. Once generated, a systematic visual check was conducted to ensure that the search ellipsoid would be correctly oriented with respect to the geometry of the mineral envelopes.

14.2.8 Grade Estimation and Interpolation Methods

The block model consists of regular blocks (5 x 5 x 5 m). Grade interpolation used a strict composite and block matching system based on the mineralized envelopes codes. For example, only composites coded as Lens 2 were used to estimate the grade of the block that was assigned to Lens 2.

Both NN and OK grade interpolations were completed, using three passes with increasing minimum information requirements (Table 14-7). The search passes were selected to ensure best local estimates recognizing that OK has a smoothing effect but making no attempt during interpolation to reduce this smoothing as it would negatively impact the quality of the local estimates.

TABLE 14-7: 1901 MINE-SEARCH ELLIPSE PARAMETERS

	Min No. of Composites	Max. No. of Composites	Max No. of Composites per Hole	Declustering	Max. Composites per Quadrant	Search Ellipse
Pass 1	1	32	6	No	-	150% of variogram ranges
Pass 2	16	32	6	Yes	8	75% of variogram ranges
Pass 3	16	32	6	Yes	8	50% of variogram ranges

The NN interpolation is solely used to validate that there is no global bias and to assess the level of grade smoothing in the OK interpolation for the selected SMU dimension.

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14.2.9 Grade Estimation Validation

The grade estimation process was validated for each envelope to ensure appropriate honouring of the input data and subsequent unbiased resource reporting and use of the model for reserve estimation through the following steps:

  Visual checks of appropriate honouring of the input data but acknowledging that some natural smoothing should occur between samples as the grade of a sample in the middle of a block is not the average grade of the block
  Absence of global bias by comparing the mean grade estimated by kriging to the original composite average grade and to a declustered grade obtained from a NN interpolation
  Change of support assessment and correction.

The 2.5 m composite statistics for zinc, gold, copper, silver, and calculated SG are summarized in Table 14-8 and Table 14-9.

TABLE 14-8: SUMMARY OF 2.5 M COMPOSITE STATS FOR AU, AG, CU, ZN, AND
CALCULATED SG-1901 BASE METAL

Mineralized Zone	Element	Minimum	Maximum	Mean	Variance
1.1	Au	0.005	25.234	1.019	3.96
	Capped Au	0.005	10.000	0.972	2.42
	Ag	0.250	305.533	27.693	1,095.000
	Capped Ag	0.250	225.000	27.496	1,002.000
	Cu	0.00	1.71	0.17	0.03
	Zn	0.00	31.46	4.22	24.38
	SG	2.84	4.37	3.34	0.10
1.2	Au	0.015	25.347	1.036	5.840
	Capped Au	0.015	16.000	0.985	3.820
	Ag	0.108	305.557	26.968	822.600
	Capped Ag	0.110	200.000	26.624	668.600
	Cu	0.00	1.52	0.25	0.05
	Zn	0.00	24.77	6.59	19.88
	SG	2.79	4.69	3.71	0.24
1.3	Au	0.037	21.056	1.102	3.920
	Capped Au	0.040	12.000	1.070	2.820
	Ag	0.914	239.265	37.077	1,112.000
	Capped Ag	0.910	235.000	37.070	1,108.000
	Cu	0.01	2.94	0.36	0.10
	Zn	0.01	49.24	12.91	129.20
	SG	2.97	4.76	3.92	0.19
3	Au	0.006	47.622	1.354	11.476
	Capped Au	0.006	15.000	1.215	4.377
	Ag	2.250	249.410	20.853	635.482
	Capped Ag	0.250	170.000	20.652	559.468
	Cu	0.00	2.71	0.31	0.10
	Zn	0.01	17.87	5.79	15.47
	SG	2.79	4.56	3.56	0.18

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TABLE 14-9: SUMMARY OF 2.5 M COMPOSITE STATS FOR AU, AG, CU, ZN, AND
CALCULATED SG-1901 GOLD

Mineralized Zone	Element	Minimum	Maximum	Mean	Variance
2	Au	0.003	86.740	2.207	34.490
	Capped Au	0.003	45.000	2.108	21.900
	Ag	0.005	525.252	16.398	1,875.000
	Capped Ag	0.010	200.000	14.633	744.600
	Cu	0.00	13.55	0.75	1.63
	Zn	0.00	22.31	0.77	4.91
	SG	2.73	4.52	3.03	0.06
4	Au	0.010	137.000	5.523	209.700
	Capped Au	0.010	65.000	4.973	112.300
	Ag	0.019	738.830	35.661	5,289.000
	Capped Ag	0.020	330.000	33.116	2,825.000
	Cu	0.00	2.25	0.20	0.09
	Zn	0.00	14.59	1.29	3.53
	SG	2.71	4.61	3.18	0.11
5	Au	0.003	18.384	1.651	7.330
	Capped Au	0.003	8.000	1.479	3.490
	Ag	0.012	197.696	11.617	634.300
	Capped Ag	0.010	65.000	9.843	202.300
	Cu	0.00	3.49	0.47	0.37
	Zn	0.00	12.40	1.32	5.76
	SG	2.78	3.87	2.97	0.04
6	Au	0.012	29.130	3.122	19.240
	Capped Au	0.012	20.000	3.062	16.730
	Ag	0.250	155.042	18.914	514.800
	Capped Ag	0.250	85.000	18.364	409.500
	Cu	0.00	1.84	0.22	0.08
	Zn	0.00	18.59	1.53	7.51
	SG	2.73	3.94	3.11	0.07
8	Au	0.006	87.509	2.631	50.310
	Capped Au	0.006	40.000	2.414	23.480
	Ag	0.033	510.898	18.321	1,905.000
	Capped Ag	0.030	170.000	16.757	889.900
	Cu	0.00	3.74	0.44	0.36
	Zn	0.00	20.22	0.51	11.11
	SG	2.71	4.33	3.05	0.13

14.2.10 Visual Inspection

Visual inspection of block grade versus composited data was systematically conducted in section and plan views. This check confirmed a good reproduction of the data by the model.

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14.2.11 Global Bias Checks

The global bias check validation step consists of comparing the global average grade of each element among the original composites, the kriged block estimates, and the NN estimates. This investigation was conducted by envelope.

A NN interpolation is equivalent to the declustered statistics of the composites based on weighting each composite by its polygon of influence. The average grade obtained from this method is a useful benchmark but not a perfect one, as it fails to incorporate the nugget effect measured by the variogram.

A global check was performed to verify that the kriged mean block-estimate was between the mean of the composites and the mean of the NN model. Differences between the 2.5 m composites, the NN, and OK grades are acceptable in all the subdomains in each mineralized envelope.

14.2.12 Smoothing Correction

An indirect log-normal correction was used to perform a change of support on the kriged models to obtain unbiased grade-tonnage curves. For some of the elements, the correction did not fully attain the targeted variance, reflecting that the log-normal model does not perfectly fit these elements. However, the targeted variance was reached within very close limits in most cases.

14.2.13 Classification of Mineral Resource

As for the Lalor Mineral Resource classification, the regression-slope values obtained from the kriging of zinc or gold grade estimates (for base-metal lenses and gold zones, respectfully) were used as the primary criteria for Mineral Resource classification. Blocks from the second and third interpolation pass, combined with 80% and 60% regression slope thresholds, were used to separate Measured from Indicated and Indicated from Inferred Mineral Resources, respectively. The block-by-block coding assignment was then smoothed to remove isolated blocks of one category in another. Proportions of Indicated and Inferred category blocks were not changed significantly by this process.

Given the lower level of confidence caused by the highly skewed distribution of gold and limited amount of drilling, all blocks contained in Lenses 5 and 8 were classified as Inferred. Proportions of Measured, Indicated, and Inferred Mineral Resource blocks were not changed significantly through this process. In assigning the final categorization, consideration was also given to the proportion of mineralization grading above the anticipated COG. Gold lenses followed a more-prudent approach in which some categories were downgraded and measured, and were only applied in areas of high drill density or which were silled through with development.

As for Lalor, the Mineral Resource estimates for 1901 Mine are reported within the constraint of an optimized stope shape. The parameters used as input to define the mineable shape cover all the relevant technical and economic constraints, including minimum stope, waste-pillar dimensions, and the NSR value calculation, are very similar to those used at Lalor for the base-metal and gold lenses, assuming beneficiation at the Stall and New Britannia mills. The Mineral Resource estimates were reported to ensure that each potential stope would cover all its associated operating and capital costs. The resulting Mineral Resource estimates are presented in Table 14-10.

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TABLE 14-10: 1901 MINERAL RESOURCE ESTIMATES

1901 Mineral Resource Estimates (Exclusive of Mineral Reserves)-September 1, 2026
		Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Gold	Inferred	3,300,000	2.9	0.94	0.49	10.2
Base Metal	Inferred	780,000	2.2	0.23	6.55	41.6
Base Metal and Gold	Inferred	4,080,000	2.7	0.80	1.65	16.2

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator; gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Metal prices of US$1.25/lb Zn, US$3,600/oz Au, US$5.00/lb Cu, and US$40.00/oz Ag with an exchange rate of 1.30 CAD/USD were used to estimate Mineral Resources.

6. Mineral Resources are estimated using a minimum NSR cut-off of $160/t.

14.3 TALBOT MINE

Hudbay prepared an update of the Talbot resource model using Leapfrog and MineSight (Version 16.5.0), two industry-standard commercial geological and mining software. Hudbay personnel constructed this 3-D resource model and the Mineral Resource estimates by following Hudbay procedures in compliance with best industry standards and the CIM Definition Standards. The work was supervised and validated by Marc-André Brulotte, P.Geo., Executive Director, Global Resource Evaluation, and Qualified Person for the purpose of this Technical Report.

14.3.1 Modelling Database

A drill-hole count of 184 holes totalling approximately 110,061 m were included in the Talbot database to support the Mineral Resource estimate. Among these samples, approximately 13,600 m were analyzed for zinc, copper, gold, and silver, while density was measured for 700 m.

The drill-hole database was directly imported in MineSight Torque from acQuire with a cut-off date for Mineral Resource estimate purposes of June 19, 2026. In parallel, the drill-hole database was also imported in Leapfrog for additional and independent comparison and validation. No significant differences in the projection of the drill-hole traces were found between the two data sets.

14.3.2 Modelling of the Mineralized Envelopes

The Talbot mineralized envelopes trend along an azimuth of approximately 030° with a general dip between 70° to the east. Mineralization at Talbot occurs in two semi-massive to massive sulphide lenses typical of VMS deposits dominated by pyrite, chalcopyrite, pyrrhotite, and sphalerite. Of the two lenses, Z30 is economical and is often referred to as Talbot Main; Z40 is referred to as Talbot North.

Talbot Main mineralization is continuous along a strike length of 200 to 400 m in a north-south direction, which starts approximately 130 m from surface, and diamond drilling has intersected mineralization at approximately 1,600 m below surface. The overall thickness of the envelope is approximately 6 m.

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Geological units of overburden, limestone, sandstone, barren, and mineralized zones were created in 3-D using core-logging data and assay results. Broad geological envelopes were then refined to create the mineralized envelopes.

The construction of mineralized envelopes was based on the type of mineralization intersected. A smooth and continuous 3-D solid was built using a 1 g/t Au, 0.5% Cu, or 3% Zn cut-off to guide construction of the mineralized envelope.

In a final validation step, these envelopes were loaded into MineSight to ensure proper tagging of the solids to actual drill-hole locations, and that drill-hole traces matched both in Leapfrog and MineSight. The mineral envelopes were used as hard boundaries in all cases for grade interpolation purposes, to correctly prevent spreading of sulphide mineralization into the gold zones and vice versa. Wireframes of the mineralized envelopes are shown in Figure 14-4.

FIGURE 14-4: VIEW OF MINERAL ENVELOPE WIREFRAMES

Source: Hudbay (this report).

14.3.3 Density

Density values generated from two multi-regression formulas are based on 865 density measurements contained in the mineralized envelope: a formula for samples with iron assay results and a formula for when samples do not have iron assay results. The equation below is the regression formula used to predict the density value where no actual measurement was taken:

SGPR = 2.661136 + 0.005097 * CU + 0.033565 * FE + 0.044698 * ZN

SGPR = 2.819415 + 0.017439 *CU + 0.176707 * ZN

The predicted density values were validated through comparisons against the measured density.

14.3.4 Compositing

Assay intervals were regularized by compositing drill-hole data in each interpreted mineralized envelope. Although most of the drill holes were assayed on 1 m intervals, a composite length of 2.5 m was selected as more appropriate to conduct interpolation into the 5 x 5 x 5 m block size the project evaluation team selected as the optimum SMU. Grade compositing was weighted by SG, as there is a positive correlation between some of the metal grade and density. The compositing process was validated by comparing total length, density, and length-weighted average grade for each metal of the 2.5 m composites to the original assays.

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14.3.5 Exploratory Data Analysis

EDA includes basic statistical evaluation of the composites for gold, silver, copper, zinc, and SG. The EDA was conducted separately for each mineralized envelope, in which the EDA also aimed to identify subdomains that did not support the use of hard contacts for grade interpolation purposes; that justified its being used for the purpose of block model validation; smoothing assessment and correction; and resource classification.

The 2.5 m composite statistics for zinc, gold, copper, silver and calculated SG are summarized in Table 14-11 in the grade estimation validation section. Overall, the statistics of the composites indicate that the kriging interpolation will, as expected, introduce some level of smoothing, and that a thorough smoothing assessment and post-processing of the initial interpolation is warranted to produce unbiased grade-tonnage curves and Mineral Resource and Mineral Reserve estimates.

TABLE 14-11: SUMMARY OF 2.5 M COMPOSITE STATS FOR AU, AG, CU, ZN, AND
CALCULATED SG-TALBOT

Mineralized Zone	Element	Minimum	Maximum	Mean	Variance
Talbot Main Z30	Au	0.003	27.495	1.780	9.400
	Capped Au	0.003	15.000	1.723	7.390
	Ag	0.005	263.522	33.164	2070.000
	Capped Ag	0.005	160.000	31.675	1575.000
	Cu	0.002	17.577	2.101	7.330
	Zn	0.003	6.945	1.386	3.100
	SG	2.700	4.481	3.118	0.150
1.1	Au	0.486	7.207	2.078	3.380
	Capped Au	0.486	7.207	2.078	3.380
	Ag	9.035	69.900	23.886	152.800
	Capped Ag	9.035	69.900	23.886	152.800
	Cu	0.249	3.950	0.890	0.380
	Zn	0.030	5.367	1.873	3.210
	SG	2.843	3.790	3.216	0.100

14.3.6 Grade Capping

The deciles analysis method (Parrish, 1997) was used to define high-grade outliers and to confirm the need for grade capping. This analysis was conducted on the 2.5 m composites in the mineralized envelope. This method considers capping when the last decile of the population contains more than 40% of the metal, and the last percent contains more than 10% of the metal. Capping values were selected to limit the weight of the high-grade outliers on the overall population. Log-normal histograms were also used to validate the values selected, and based on this analysis, gold was capped at 15 g/t while silver was capped at 160 g/t.

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14.3.7 Variography

Downhole and directional variograms for zinc, gold, copper, silver, iron, lead, and SG were created for the mineral envelopes using the MinePlan Sigma data analysis software. Pairwise relative variograms were preferred due to the skewed nature of metal distribution in most lenses. The major, semi-major, and minor axis were built to fit the attitude of each mineral envelope. A linear combination of a nugget and two nested, spherical models were adjusted in all cases. Once generated, a systematic visual check was conducted to ensure that the search ellipsoid would be correctly oriented with respect to the geometry of the mineral envelopes.

TABLE 14-12: TALBOT VARIOGRAM

	Copper	Gold	Silver	Zinc	Iron	Lead	SG
Nugget	0.2	0.3	0.18	0.2	0.1	0.05	0.09
Sill-1	0.6	0.55	0.58	0.7	0.3	0.53	0.7
Major Axis-1	50	50	50	40	50	50	50
Semi-Major Axis-1	25	20	25	25	25	30	30
Minor Axis-1	10	10	10	7	8	10	7
Rotation 1-1	-75	-75	-75	-75	-75	-75	-75
Rotation 2-1	65	65	65	65	65	65	65
Rotation 3-1	20	20	20	20	20	20	20
Sill-2	0.06	0.15	0.18	0.1	0.05	0.17	0.21
Major Axis-2	150	150	120	150	175	150	150
Semi-Major Axis-2	75	80	80	60	80	100	90
Minor Axis-2	20	20	20	20	15	20	20
Rotation 2-2	-75	-75	-75	-75	-75	-75	-75
Rotation 2-2	65	65	65	65	65	65	65
Rotation 3-2	20	20	20	20	20	20	20

14.3.8 Grade Estimation and Interpolation Methods

The block model consists of regular blocks, 5 x 5 x 5 m. The block dimensions were selected to match the SMU at Talbot.

Both NN and OK grade interpolations were completed on the uncapped and capped grades, using a strict composite and block-matching code by Lens, and four passes with increasing minimum information requirements (Table 14-13). The search passes were selected to ensure best local estimates, recognizing that OK has a smoothing effect, but making no attempt during interpolation to reduce this smoothing as it would negatively impact the quality of the local estimates. Over-smoothing is addressed through the post-processing of the model described in Section 14.6.12.

The NN interpolation is solely used to validate that there is no global bias, and to assess the level of grade-smoothing in the OK interpolation for the selected SMU dimension.

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TABLE 14-13: TALBOT MINE-SEARCH ELLIPSE PARAMETERS

	Min. # of Comps	Max. # of Comps	Max. # of Comps per hole	Declustering	Max. Comps per Quadrant	Search Ellipse
Pass 1	1	48	6	No	-	150% of variogram range
Pass 2	12	48	6	Yes	-	100% of variogram range
Pass 3	18	48	6	Yes	9	75% of variogram range
Pass 4	24	48	6	Yes	12	50% of variogram range

The NN interpolation is solely used to validate that there is no global bias, and to assess the level of grade-smoothing in the OK interpolation for the selected SMU dimension.

14.3.9 Grade Estimation Validation

The grade estimation process was validated for each envelope to ensure appropriate honouring of the input data and subsequent unbiased Mineral Resource reporting and use of the model for reserve estimation. Validation comprised:

  Visual checks of appropriate honouring of the input data, but acknowledging that some natural smoothing should occur between samples as the grade of a sample in the middle of a block is not the average grade of the block
  Absence of global bias by comparing the mean grade estimated by kriging to the original composite average grade and to a declustered grade obtained from a NN interpolation
  Change of support assessment and correction.

14.3.10 Visual Inspection

Visual inspection of block grade versus composited data was systematically conducted in section and plan views. This check confirmed a good representation of the data by the model.

14.3.11 Global Bias Checks

The global bias validation step consists of comparing the global average grade of each element between the original composites, the kriged block estimates, and the NN estimates. This investigation was conducted by envelope and subdomain.

A NN interpolation is equivalent to the declustered statistics of the composites based on weighting each composite by its polygon of influence. The average grade obtained from this method is a useful benchmark but not a perfect one, as it fails to incorporate the nugget effect measured by the variogram.

A global check was performed to verify that the kriged mean block-estimate was between the mean of the composites and the mean of the NN model. Differences between the 2.5 m composites, the NN, and OK grades are acceptable in all the subdomains in each mineralized envelope.

14.3.12 Smoothing Correction

An indirect log-normal correction was used to perform a change of support on the kriged models to obtain unbiased grade-tonnage curves. For some of the elements, the correction did not fully attain the targeted variance, reflecting that the log-normal model does not perfectly fit these elements. However, the targeted variance was reached within very close limits in most cases (Table 14-14).

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TABLE 14-14: SUMMARY OF SMOOTHING CORRECTIONS

Mineralized Zone	Subzones		OK Mean	NN Model Variance	OK Model Variance	Smoothing Ratio	Expected Variance	Achieved Variance
Talbot Main (Z30)	HDD	Au	1.691	6.090	1.540	2.042	3.149	2.624
		Ag	29.028	1177.000	431.600	1.661	716.808	640.439
		Cu	1.996	5.240	1.630	1.804	2.942	2.899
		Zn	1.265	2.660	0.700	1.999	1.404	1.228
		Pb	0.018	0.004	0.001	1.394	0.002	0.002
	LDD	Au	1.103	1.460	0.220	3.498	0.756	0.596
		Ag	22.929	175.400	85.530	1.223	106.867	104.621
		Cu	1.214	0.450	0.120	2.125	0.254	0.236
		Zn	1.075	1.150	0.560	1.079	0.607	0.563
		Pb	0.014	0.001	0.000	2.979	0.001	0.001
Talbot North (Z40)	Global	Au	2.409	4.140	0.810	2.655	2.141	2.112
		Ag	25.906	214.500	33.510	3.416	130.635	114.463
		Cu	0.896	0.690	0.210	1.832	0.386	0.531
		Zn	1.764	2.980	0.550	2.879	1.577	1.105
		Pb	0.068	0.020	0.003	2.338	0.008	0.006

Note: HG = high grade; LG = low grade; HDD = high drilling density; LDD = low drilling density.

14.3.13 Classification of Mineral Resource

During the interpolation process, several control parameters were recorded for each block, for example number of samples, number of holes, distance to the nearest sample, and average distance to all the samples used for the interpolation, as well as the number of quadrants with samples, the kriging variance, and the regression slope of kriging for each individual block estimate.

The regression-slope values obtained from the kriging of copper-grade estimates was used as the primary criteria for resource classification, with 80% and 60% regression-slope thresholds used respectively to separate Measured from Indicated, and from Inferred Mineral Resources.

Usually, this block-by-block coding assignation would have been smoothed to remove isolated blocks of ore category in another.

TABLE 14-15: TALBOT MINERAL RESOURCE ESTIMATES

Talbot Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
	Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Base Metal-Inferred	880,000	2.23	1.52	1.17	29.6

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator; gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long-term metal prices of $3,600/oz Au, $1.25/lb Zn, $5.00/lb Cu and $40.00/oz Ag with an exchange rate of 1.33 CAD/USD were used to estimate Mineral Resources.

6. A NSR cut-off of $150/t was used to estimate the Talbot Mineral Resource.

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14.4 WIM ZONE

Greenough & Palmer (2015) prepared a mineral resource model for the WIM property using Datamine, an industry-standard commercial geological and mining software.

A smooth and continuous 3-D mineralized envelope was built using a copper equivalency COG. Scatter plots were used to identify assay outliers for grade capping. Missing density values were generated using a linear regression formula from either the iron grade or the copper grade. A composite length of 0.9 m was selected to conduct interpolation into the blocks. Compositing was weighted by density.

A block size of 15 m east-west (strike), 3 m north-south (thickness), and 5 m elevation was selected. Grade for copper, zinc, gold, silver, and SG was estimated using an IDW2 in the unfolded space, and weighting by density. An NN interpolation was also performed to provide a declustered sample grade for block-model validation. The search ellipsoids were defined from pairwise variograms modelled by a linear combination of a nugget and nested spherical structures.

The information Golder provided was validated to ensure the built quality matched Hudbay technical standards.

Resource classification was assigned based on the search parameters used for grade interpolation. The block-by-block coding assignation was then smoothed to remove isolated blocks of Indicated in areas of mostly Inferred category and vice versa.

TABLE 14-16: WIM MINERAL RESOURCE ESTIMATE

WIM Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
	Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Gold-Inferred	1,120,000	1.4	0.70	0.25	3.4

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator; gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long-term metal prices of $3,600/oz Au, $1.25/lb Zn, $5.00/lb Cu and $40.00/oz Ag with an exchange rate of 1.33 CAD/USD were used to estimate Mineral Resources.

6. A NSR cut-off of $125/t was used to estimate the WIM Mineral Resource.

14.5 RAIL DEPOSIT

Hudbay prepared an update of the Rail Deposit resource model using Leapfrog and MinePlan, two industry-standard commercial and mining software. Jason Levers, Senior Geologist, Lalor Mine, constructed this 3-D resource and the Mineral Resource estimate in compliance with best industry standards and the CIM Definition Standards. The work was supervised and validated by Marc-André Brulotte, Executive Director, Global Mineral Resource Estimation and Qualified Person for the purpose of this Technical Report.

14.5.1 Modelling Database

A total of 200 drill holes was included in the Rail database, and a total of 14,969.75 m of assay samples were taken. Of these, Hudson Bay Exploration and Development completed 74 holes prior to 2007. The property was optioned to Rockcliff Resources in 2007, and 101 holes were completed between 2007 and 2021. Hudbay re-acquired the property in 2023 in connection with Hudbay's acquisition of Rockcliff, and an additional 25 holes were completed in the summer and fall 2025.

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A total of 134 holes was used for the Mineral Resource calculation, with a total of 634 assays totalling 311.64 m of samples taken.

14.5.2 Modelling of the Mineralized Envelope

The Rail deposit mineralized envelope trends along an azimuth of 350° with a general dip near vertical. The ore zone consists of massive to semi-massive sulphides hosted in an altered rhyolite. The deposit has an approximate strike length of 1,000 m, with a vertical extent of 860 m. The deposit has an average horizontal width of approximately 1.2 m. The deposit lies beneath a thin layer of glacial overburden. Footwall and hanging wall contacts are generally very sharp.

The construction of the mineralized wireframe was completed using Leapfrog. Drill-hole data were imported through CSV-format files (collar, survey, assay, geology). The massive sulphide intercepts were coded as a lithology, then modelled to create the wireframe. The actual grade and tonnage calculations were completed using MinePlan. The same CSV files were imported into MinePlan, then checked to make sure they matched the traces in Leapfrog. The wireframe was checked to ensure that it matched the drill-hole zone intercepts. The wireframe was used as a hard boundary for grade interpolation.

Economic mineralization is very strongly associated in the massive sulphide horizon. Very little disseminated mineralization occurs outside of this boundary (stringer or footwall alteration). Mineralization consists of 75%-80% pyrite and pyrrhotite, with minor chalcopyrite and sphalerite. The Rail deposit would be considered a bimodal VMS type occurrence (felsic- and mafic-volcanic hosted).

No grade cut-offs were used to limit the wireframe, and the full extent of the known massive sulphide horizon was modelled.

Figure 14-5 shows a 3-D view of the surface, overburden, and massive-sulphide wireframe.

FIGURE 14-5: 3-D VIEW OF THE RAIL DEPOSIT (MASSIVE-SULPHIDE HORIZON)

Source: Hudbay (this report).

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14.5.3 Density

There were 634 samples used for the Mineral Resource calculation (625 Au, 601 Ag, 632 Cu, and 632 Zn assays). Drill campaigns prior to the 2025 drilling did not complete analysis for iron. There were only 120 iron assays available and 183 measured SG values. Due to this, a regression formula for an SG calculation could not be derived. An average of the measured SG was calculated as 3.37, and this default value was applied to assays with no SG value.

14.5.4 Compositing

The Rail deposit is a relatively thin VMS mineralized body that would be mined full width from footwall to hanging wall. Due to this mining method, full-length composites were calculated for each drill-hole intercept. The composites were calculated using a length × SG weighting factor on the individual assays.

TABLE 14-17: SUMMARY STATISTICS FOR THE FULL-LENGTH COMPOSITES

14.5.5 Exploratory Data Analysis

EDA includes basic statistical evaluation of the composites for copper, gold, zinc, silver, and SG. The EDA was conducted in the mineralized envelopes only in the mineral envelopes.

Overall, the statistics of the composites indicate that the kriging interpolation will, as expected, introduce some level of smoothing, and that a thorough smoothing assessment and post-processing of the initial interpolation is warranted to produce unbiased grade-tonnage curves and Mineral Resource and Mineral Reserve estimates.

14.5.6 Grade Capping

Full-length composites were used for the interpolation. This reduced the effect of individual high- and low-grade assays. no capping correction was applied. one composite per drill-hole intercept was used.

14.5.7 Variography

Variogram analysis was completed using SIGMA, A geostatistical module included in MinePlan software package. Direction (X and Y) variograms were calculated for gold, silver, copper, zinc, and SG. A combination of nugget and two nested-structures was calculated along the mineralized plane. Downhole variograms were not used to calculate nugget, as full-length composites were used for interpolation. The parameters that were derived from the variograms can be seen in Table 14-18.

TABLE 14-18: VARIOGRAM PARAMETERS FOR RAIL MODEL

	Copper	Gold	Silver	Zinc	SGPR
Nugget	0.15	0.4	0.4	0.3	0.3
Sill-1	0.1	0.2	0.2	0.3	0.1
Major Axis-1	140	200	140	50	270
Semi-Major Axis-1	75	200	150	200	150

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	Copper	Gold	Silver	Zinc	SGPR
Minor Axis-1	25	25	25	25	25
Rotation 1-1	172	172	172	172	172
Rotation 2-1	-7	-7	-7	-7	-7
Rotation 3-1	89	89	89	89	89
Sill-2	0.1	0.2	0.15	0.4	0.6
Major Axis-2	400	425	420	350	450
Semi-Major Axis-2	300	300	320	300	300
Minor Axis-2	50	50	50	50	50
Rotation 2-2	172	172	172	172	172
Rotation 2-2	-7	-7	-7	-7	-7
Rotation 3-2	89	89	89	89	89

14.5.8 Grade Estimation and Interpolation Methods

The block model consists of regular blocks, 5 x 10 x 10 m. The block dimensions were selected to reflect drill spacing and the thin nature of the mineralized horizon.

Both NN and OK grade interpolations were completed. Three search passes were completed, from largest range to smallest. The parameters used for each pass can be seen in Table 14-19 copper, gold, zinc, silver, and SG.

The NN interpolation was used only to validate that there is no global bias and to assess the level of grade smoothing in the OK interpolation for the selected block size.

This model is pseudo 3-D in terms of grade distribution, as full-length composites were used. No grade variation in the X direction is required, as the deposit would be mined full thickness from footwall to hanging wall due to the thin mineralization.

TABLE 14-19: RAIL DEPOSIT-SEARCH ELLIPSE PARAMETERS

	Min No. of Composites	Max. No. of Composites	Max No. of Composites per Hole	Search Ellipse
Pass 1	3	8	1	150% of variogram ranges
Pass 2	3	8	1	75% of variogram ranges
Pass 3	3	8	1	50% of variogram ranges

14.5.9 Grade Estimation Validation

The grade estimation process was validated for the Rail mineralized horizon to ensure appropriate honouring of the input data, and subsequent unbiased resource reporting and use of the model for Mineral Reserve estimation. Validation included:

  Visual checks of appropriate honouring of the input data, but acknowledging that some natural smoothing should occur between samples as the grade of a sample in the middle of a block is not the average grade of the block
  Absence of global bias by comparing the mean grade estimated by kriging to the original composite average grade and to a declustered grade obtained from a NN interpolation
  Change of support assessment and correction.
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14.5.10 Visual Inspection

Visual Inspection of the block model grades vs. composite data was conducted in section and plan views to confirm that a good reproduction of the input data was achieved with the block model.

14.5.11 Global Bias Checks

The global bias validation step consists in comparing the global average grade of each element between the original composites, the kriged block estimates, and the NN estimates. This investigation was conducted for the entire zone, with no subdomains defined.

A NN interpolation is equivalent to the declustered statistics of the composites based on weighting each composite by its polygon of influence. The average grade obtained from this method is a useful benchmark but not a perfect one, as it fails to incorporate the nugget effect measured by the variogram.

A global check was performed to verify that the kriged mean-block estimate was between the mean of the composites and the mean of the NN model. Differences between the full-length composites and the NN and OK grades are acceptable in the mineralized horizon.

14.5.12 Smoothing Correction

An indirect log-normal correction was used to perform a change of support on the kriged models to obtain unbiased grade tonnage curves. For some of the elements, the correction did not fully attain the targeted variance, reflecting that the log-normal model does not perfectly fit these elements. However, the targeted variance was reached within very close limits in most cases.

14.5.13 Classification of Mineral Resource

During the interpolation process, several control parameters were recorded for each block, for example, number of samples, number of holes, distance to the nearest sample, and the average distance to all the samples used for the interpolation, as well as the number of quadrants with samples, the kriging variance, and the regression slope of kriging for each individual block estimate.

The regression-slope values obtained from the kriging of copper-grade estimates was used as the primary criteria for Mineral Resource classification, with 80% and 60% regression slope thresholds used respectively to separate Measured from Indicated and from Inferred Mineral Resources.

TABLE 14-20: RAIL MINERAL RESOURCE ESTIMATES

Rail Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
	Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Base Metal-Inferred	740,000	1.03	3.29	0.55	8.9

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator; gold Mineral Resources are estimated based on the assumption that they would be processed at the New Britannia concentrator.

5. Long-term metal prices of $3,600/oz Au, $1.25/lb Zn, $5.00/lb Cu and $40.00/oz Ag with an exchange rate of 1.33 CAD/USD were used to estimate Mineral Resources.

6. A NSR cut-off of $150/t was used to estimate the Rail Mineral Resource.

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14.6 WATTS RIVER

Hudbay prepared the Watts River resource model using Leapfrog and MineSight, two industry-standard commercial geological and mining software. The work was performed by Mr. Brulotte in 2019. This 3-D resource model and the Mineral Resource estimations follows Hudbay procedures in compliance with best industry standards and the CIM Definition Standards.

14.6.1 Modelling Database

Drill holes totalling 24,757 m were included in the Watts River database to support the Mineral Resource estimate. Among these, 2,107 m were analyzed for, copper, gold, silver, and zinc.

The drill-hole database was imported in Leapfrog and MineSight from CSV-format files, with a cut-off date for Mineral Resource estimate of September 27, 2019.

14.6.2 Modelling of the Mineralized Envelope

The Watts River mineralized envelope trends along an azimuth of approximately 20°, with a general dip of approximately 65° to the east. Economic mineralization delineated so far occurs in two semi-massive to massive sulphide Lens. These copper zones appear to be mostly aligned to the main regional deformation.

Units of overburden, barren, and mineralized zones were created in 3-D using core-logging data and assay results. Two broad geological envelopes were then refined to create the mineralized envelopes.

The construction of the mineralized envelopes was based on the type of mineralization intersected. A smooth and continuous 3-D solid was built using a 1 g/t Au, 0.5% Cu, or 3% Zn cut-off to guide the construction of the mineralized envelope. Figure 14-6 present views of the mineralized envelopes.

FIGURE 14-6: VIEW OF MINERAL ENVELOPE WIREFRAME

Source: Hudbay (this report).

Note: Left, plan view; upper right, cross-section view looking north; lower right, cross-section view looking west.

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In a final validation step, the envelope was loaded into MineSight to ensure proper tagging of the solids to actual drill-hole locations. The mineral envelope was used as hard boundary in all cases for grade interpolation purposes to correctly prevent spreading of sulphide mineralization into the barren zone and vice versa.

14.6.3 Density

Density values are generated based on 197 density measurements contained in the main mineralized envelope, using two multi-regression formulas: one for samples with iron assay results, and one for when samples without iron assays results. The regression formulas were used to predict the density value where no actual measurement was taken.

In the case of the satellite mineralized envelope, only 10 samples had SG measurements. Nevertheless, a regression formula was developed to predict the density. Given that the coefficient of determination obtained was moderate (0.55 adjusted), it was deemed better to use the regression formula than use the average density for the zone. The predicted density values were validated through comparisons against the measured density.

14.6.4 Compositing

Assay intervals were regularized by compositing drill-hole data In the interpreted mineralized envelope. Although most of the drill holes were assayed on lengths of less than 1 m, a composite length of 2.5 m was selected as more appropriate for conducting interpolation into the 5 x 5 x 5 m block size that the project evaluation team selected as the optimum SMU. Grade compositing was weighted by SG, as there is a positive correlation between some of the metal grade and density. The compositing process was validated by comparing total length, density, and length-weighted average grade for each metal of the 2.5 m composites to the original assays.

14.6.5 Exploratory Data Analysis

EDA includes basic statistical evaluation of the composites for copper, gold, zinc, silver, and SG. The EDA was conducted in the mineralized envelopes only. In the mineral envelopes, the EDA also aimed to identify subdomains that did not support the use of hard contacts for grade interpolation purposes but that justified being used for the purpose of block model validation, smoothing assessment and correction, and resource classification.

Overall, the statistics of the composites indicate that the kriging interpolation will as expected introduce some level of smoothing and that a thorough smoothing assessment and post-processing of the initial interpolation is warranted to produce unbiased grade-tonnage curves and Mineral Resource and Mineral Reserve estimates.

14.6.6 Grade Capping

The deciles analysis (Parish) method was used to define high-grade outliers and to assess the need for grade capping. This analysis was conducted on the 2.5 m composites in the mineralized envelopes.

This method considers capping when the last decile of the population contains more than 40% of the metal and that the last percent contains more than 10% of the metal. In all cases, it was found that capping would not be required for the two base-metal zones.

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14.6.7 Variography

Variogram analysis was performed with MineSight using a combination of nugget and two nested structures calculated along the envelope plan.

14.6.8 Grade Estimation and Interpolation Methods

The block model consists of regular blocks, 5 x 5 x 5 m, coupled with an ore-percentage model. The mineral envelopes were used to assign the percentage of the block that belongs to each unit.

Grade interpolation used a strict composite and block matching system based on the mineralized envelopes codes. For example, only composites coded as LITHO=1 (i.e., the main mineralized envelope) were used to estimate the grade of the block that was assigned to ORE1=1 and ORE2=1. Both NN and OK grade interpolations were completed, using three passes with increasing minimum information requirements (Table 14-21). The search passes were selected to ensure best local estimates recognizing that OK has a smoothing effect but making no attempt during interpolation to reduce this smoothing as it would negatively impact the quality of the local estimates.

TABLE 14-21: WATTS RIVER-SEARCH ELLIPSE PARAMETERS

	Min No. of Composites	Max. No. of Composites	Max No. of Composites per Hole	Declustering	Max. Composites per Quadrant	Search Ellipse
Pass 1	1	32	6	no	-	150% of variogram ranges
Pass 2	16	32	6	yes	8	75% of variogram ranges
Pass 3	16	32	6	yes	8	50% of variogram ranges

The NN interpolation is solely used to validate that there is no global bias and to assess the level of grade smoothing in the OK interpolation for the selected SMU dimension.

14.6.9 Grade Estimation Validation

The grade estimation process was validated for each envelope to ensure appropriate honouring of the input data and subsequent unbiased resource reporting and use of the model for reserve estimation through the following steps:

  Visual checks of appropriate honouring of the input data but acknowledging that some natural smoothing should occur between samples as the grade of a sample in the middle of a block is not the average grade of the block
  Absence of global bias by comparing the mean grade estimated by kriging to the original composite average grade and to a declustered grade obtained from a NN interpolation
  Volume variance correction to assess and correct, if need be, the smoothing effect of the grade interpolation.

14.6.10 Visual Inspection

Visual inspection of block grade versus composited data was systematically conducted in section view. This check confirmed a good reproduction of the data by the model.

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14.6.11 Global Bias Checks

This validation step consists in comparing the global average grade of each element between the original composites, the kriged block estimates and the NN estimates.

A NN interpolation is equivalent to the declustered statistics of the composites based on weighting each composite by its polygon of influence. The average grade obtained from this method is a useful benchmark but not a perfect one as it fails to incorporate the nugget effect measured by the variogram.

A global check was performed to verify that the kriged mean block estimate did not present any bias when compared to the composites and the NN model. Differences between the 2.5 m composites, the NN and OK grades are acceptable.

14.6.12 Smoothing Assessment

The visual validation conducted in sections confirmed that the block grade interpolation was consistent with the supporting composite data. The larger number of composites used for grade estimation in the block model significantly improves the individual block grade estimates but, at the same time results in a much smoother model requiring a careful assessment and, in many cases, a post-processing of the OK estimates.

The extent of grade 'over-smoothing' in the model was investigated in the main mineralized envelope based on material differences in grade distribution and/or drilling density. The mean and variance of the kriged estimates were compared to the variance of the composites after declustering. The expected true variance between SMUs was calculated from the variogram models. Smoothing assessment was not conducted on the satellite given the fact that the low number of composites did not generate valid variograms.

14.6.13 Smoothing Correction

An indirect log-normal correction was used to perform a change of support on the kriged models to obtain unbiased grade tonnage curves. This correction is only valid globally and provides poorer local estimates than the smoothed OK model but does not materially alter the global average grade in each zone and provides the correct grade-tonnage curve for the variogram models fitted on the drill-hole data. It is an appropriate method to predict the recoverable tonnage and grade such as the volume mined over three months of production which should be a realistic aim for a long-term reserve model based on exploration drilling.

14.6.14 Classification of Mineral Resource

During the interpolation process, a number of control parameters were recorded for each block, e.g., number of samples, number of holes, the distance to the nearest sample and the average distance to all the samples used for the interpolation as well as the number of quadrants with samples, the kriging variance and the regression slope of kriging for each individual block estimate.

The regression slope values obtained from the kriging of copper grade estimates was used as the primary criteria for resource classification with 80% and 60% regression slope thresholds used respectively to separate Measured from Indicated and from Inferred Mineral Resources. From Hudbay's experience, this criteria was found to be a reliable first pass measure of quarterly and annual performance in tonnes and grade prediction.

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Usually, this block-by-block coding assignation would have been smoothed to remove isolated blocks of one category in another. However, only a limited amount of blocks in ORE1 at the immediate vicinity of drill-hole intervals had regression slopes higher than 0.6.

Given the relative lower level of confidence caused by the limited amount of drilling, all blocks contained in the mineralized envelope were classified as Inferred.

14.6.15 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates

As for Lalor, the Mineral Resource estimates for Watts are reported within the constraint of an optimized stope-shape. The parameters used as input to define the mineable shape covers all the relevant technical and economic constraints including minimum stope and waste pillar dimensions and the NSR value calculation are very similar to those used at Lalor for the base-metal lenses assuming beneficiation at the Stall Mill. The Mineral Resource estimates were reported to ensure that each potential stope would cover all its associated operating and capital costs. The resulting Mineral Resource estimates are presented in Table 14-22.

TABLE 14-22: WATTS MINERAL RESOURCE ESTIMATES

Watts Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
	Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Base Metal-Inferred	3,150,000	1.00	2.34	2.58	31.00

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Base-metal Mineral Resources are estimated based on the assumption that they would be processed at the Stall concentrator.

5. Mineral Resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate Mineral Resources at Lalor. In the QP's opinion, the combined impact of these small variations does not have any impact on the Mineral Resource estimates.

6. Watts Mineral Resources were estimated based on US$1,375/oz Au, US$1.10/lb Zn, US$3.10/lb Cu and US$17.00/oz Ag with an exchange rate of 1.30 CAD/USD.

7. Watts Mineral Resources are estimated using a minimum NSR cut-off of $150/t, assuming processing recoveries of 90% for copper, 80% for zinc, 70% for gold, and 70% for silver.

14.7 PEN II ZONE

The following summarizes the method Hudbay used for the PEN II mineral resource model developed in 2018. A more detailed description on how the model was built was published in a prior technical report filed by Hudbay in 2019 on SEDAR+ (Tavchandjian, 2019).

14.7.1 Modelling Database

Ninety-five drill holes were used to support the Mineral Resource estimate with a cut-off date of August 29, 2018. The files were imported as collar, downhole survey and assay data into MineSight and Leapfrog for independent comparison and validation. No significant differences in the projection of the drill-hole traces were found between the two data sets.

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14.7.2 Modelling of the Mineralized Envelope

The Pen zone mineralized envelope trends along an azimuth of approximately 40° with a general dip of approximately 40° to the north east. Economic mineralization delineated occurs in a semi-massive to massive sulphide Lens typical of VMS deposits.

A mineralized envelope was created in 3-D using core logging data and assay results. This broad envelope of sulphide occurrence was then refined to create a narrow smooth and continuous 3-D solid including most of the zinc rich mineralization.

14.7.3 Density Assignation

Density values were calculated using a linear regression formula from the zinc and iron content based on 166 measurements and supported by a coefficient of correlation of 97%.

14.7.4 Compositing

Due to the narrow nature of the mineralization, the grade interpolation process was simplified to a pseudo-2-D approach. Assay intervals were regularized to a single full-length composite from hanging wall to footwall. This modelling approach was adopted to prevent any lateral selectivity in the mine design that is not deemed realistic at PEN II. Grade compositing was weighted by SG, as there is a significant positive correlation between some of the metal grade and density in the mineral envelope. After compositing, the total length, the density, and length weighted average grade for each metal of the composites was compared to those of the assays before compositing to ensure they were similar.

14.7.5 Variography

Downhole and directional variograms for zinc, gold copper, silver, and SG were created using the MineSight data analysis software. The major, semi-major, and minor axis were built to fit the attitude of the mineral envelope. A linear combination of a nugget and at two nested, spherical models were adjusted. Once generated, a systematic visual check was conducted to ensure that the search ellipsoid would be correctly oriented with respect to the geometry of the mineral envelope.

14.7.6 Grade Estimation and Interpolation Methods

Both NN and OK grade interpolations were completed, using three passes with increasing minimum information requirements. The composite selection parameters for grade estimation in each domain were selected to ensure best local estimates. The percentage of the blocks contained in the mineralized envelope is recorded in the model.

The first interpolation pass uses 150% of the variogram ranges and is restricted to a minimum of one composite and a maximum of eight composites. The second interpolation pass uses 75% of the variogram ranges and is restricted to a minimum of three composites and a maximum of eight composites. The third interpolation pass uses similar constraints to the second pass but with a reduced 50% of the variogram ranges. At PEN II, all the composites have a different length and as a result the interpolation was both length and density weighted.

14.7.7 Grade Estimation Validation

The grade estimation process was validated to ensure appropriate honouring of the input data and unbiased resource reporting and use of the model for reserve estimation.

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Visual inspection of block grade versus composited data was systematically conducted in section and plan views. This check confirmed a good reproduction of the data by the model.

A global check was performed to verify that the kriged mean block estimate was between the mean of the composites and the mean of the NN model.

14.7.8 Classification of Mineral Resources

As for Lalor, the regression slope values obtained from the kriging of zinc grade estimates was used as the primary criteria for resource classification. Blocks from the second and third interpolation pass combined with 60% regression slope thresholds were used to separate Indicated from Inferred Mineral Resources. There are no Measured Mineral Resource estimates reported at PEN II. The block-by-block coding assignation was then smoothed to remove isolated blocks of Indicated Mineral Resources in areas of mostly Inferred Mineral Resources and vice versa.

14.7.9 Reasonable Prospects of Economic Extraction and Mineral Resource Estimates

As for Lalor, the Mineral Resource estimates for PEN II are reported within the constraint of an optimized stope-shape. The parameters used as input to define the mineable shape covers all the relevant technical and economic constraints including realistic minimum stope and waste pillar dimensions. The NSR value calculation is based on the one used at Lalor for the base-metal lenses assuming beneficiation at the Stall Mill. The Mineral Resource estimates were reported to ensure that each potential stope would cover all its associated operating and capital costs. The resulting Mineral Resource estimates are presented in Table 14-23. There are no Mineral Reserve estimates reported for the PEN as the required engineering work has not been completed yet.

TABLE 14-23: PEN II MINERAL RESOURCE ESTIMATES

PEN II Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
	Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Base Metal-Inferred	600,000	0.30	0.46	9.09	6.80

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Mineral Resources were initially estimated using metal price assumptions that vary marginally over the assumptions used to estimate Mineral Resources at Lalor. In the QP's opinion, the combined impact of these small variations does not have any impact on the Mineral Resource estimates.

5. PEN II used metal prices of US$1.10/lb Zn, US$1,260/oz Au, US$3.10/lb Cu, and $18.00/oz Ag with an exchange rate of 1.25 CAD/USD.

6. PEN II Mineral Resources are estimated using a minimum NSR cut-off of $75/t and assume that the Mineral Resources would be amenable to processing at the Stall Mill.

14.8 BRITANNIA GOLD PROJECT

In 2019, Golder prepared a resource model for the 3 Zone gold deposit, a satellite ore body to the former producing New Britannia Mine. The work was conducted under the supervision of Mr. Tavchandjian.

A gold COG was used to guide the construction of the mineralized envelope while including material below cut-off where necessary to maintain the continuity of the envelope. Scatter plots were used to identify assay outliers for grade capping. A composite length of 1 m was selected to conduct interpolation into the blocks. Compositing was not weighted by density due to the absence of correlation between density and gold grade.

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A block size of 5 m east-west, 5 m north-south, and 2 m elevation was selected at 3 Zone. Gold grade was interpolated for 3 Zone using OK. NN interpolation was also performed to provide declustered sample grade for block model validation. The search ellipsoids were defined from pairwise variograms modelled by a linear combination of a nugget and nested spherical structures. The information Golder provided was validated to ensure the built quality matched Hudbay technical standards.

Resource classification was assigned based on the search parameters used for grade interpolation. The block-by-block coding assignation was then smoothed to remove isolated blocks of Indicated in areas of mostly Inferred category and vice versa. The resource model has supported pre-feasibility studies, and no Mineral Resource estimates are reported in addition to those that have been included in a viable mine plan and converted to reserve estimates.

In 2019, Hudbay retained Golder to construct block models for the Upper and Lower zones of the former New Britannia Mine and the Boundary zone. Golder applied a method consistent with Hudbay's standard practices:

  Constructed smooth, continuous 3-D mineralization wireframes using all available drill hole data
  Applied a 90 ppm gold cap to minimize the influence of extreme outlier grades
  Composited assay data to 1 m intervals using hard geological boundaries to prevent grade smearing across contacts
  Conducted variography and grade estimation within unfolded coordinate space
  Estimated grades into 5 × 5 × 2 m parent blocks using a three-pass interpolation strategy
  Validated the block models via visual inspection against drilling data and statistical comparison among raw assays, declustered composites, and OK estimates.

Table 14-24 presents the Mineral Resource estimate for New Britannia, Boundary, and Birch, as of September 1, 2026. Given its historical nature, the entire Mineral Resource is classified as Inferred. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

TABLE 14-24: MINERAL RESOURCE ESTIMATE FOR THE BRITANNIA GOLD PROJECT

Britannia Gold Project Mineral Resource Estimate (Exclusive of Mineral Reserves)-September 1, 2026
			Tonnes	Au (g/t)	Comments
Gold	Inferred	Upper Britannia	3,180,000	2.83	Above 1,780 ft Elevation
	Inferred	Lower Britannia	2,520,000	3.44	Below 1,780 ft Elevation
	Inferred	Boundary	1,420,000	2.23
	Inferred	Birch	1,140,000	2.51
Total Gold	Inferred		8,260,000	2.87

Notes:

1. Totals may not add correctly due to rounding.

2. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

3. Mineral Resources do not include mining dilution or recovery factors.

4. Gold price used was US$3,600 with an exchange rate of 1.33 CAD/USD.

5. The Mineral Resource cut-off was $150/t.

6. Upper Britannia was formerly called "Main Mine 1780+" in previous Mineral Resource estimates.

7. Lower Britannia was formerly called "Lower Dick NW," "Lower Dick EW," and "Lower Ruttan" in previous Mineral Resource estimates.

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The block modelling for Upper and Lower New Britannia, Boundary, and 3 Zone were executed under the supervision of the former QP, Mr. Tavchandjian. Since no material technical data have been acquired since 2019, the model remains current. Sharing a common validation and verification method, the incoming QP, Mr. Brulotte, has reviewed and adopted Mr. Tavchandjian's prior findings and considers the block models suitable for continued reliance, and as such, are adequate to support the declaration of Inferred Mineral Resource estimates.

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15 MINERAL RESERVE ESTIMATES

No Mineral Reserve estimates are reported for the PEN II, Watts, and the Britannia Gold Project deposits (other than 3 Zone). As a result, this section documents how the joint LOM plan and Mineral Reserve estimates were developed for the Lalor Mine, 1901 Mine, WIM, 3 Zone, Talbot, and Rail deposits only. The Lalor Mine, 1901 Mine, and its satellite deposits Mineral Reserves as of September 1, 2026, are summarized in Table 15-1.

TABLE 15-1: LALOR MINE AND SNOW LAKE DEPOSITS MINERAL RESERVE ESTIMATES

Snow Lake Mineral Reserve Estimates-September 1, 2026
			Tonnes	Au (g/t)	Cu (%)	Zn (%)	Ag (g/t)
Gold	Proven	Lalor	4,667,000	3.78	0.43	0.70	21.78
		Subtotal	4,667,000	3.78	0.43	0.70	21.78
	Probable	Lalor	5,901,000	3.20	0.87	0.27	14.65
		1901	341,000	2.66	0.75	0.68	15.23
		WIM	3,653,000	1.17	1.29	0.21	5.06
		Subtotal	9,895,000	2.43	1.02	0.26	11.13
Base Metal	Proven	Lalor	4,977,000	2.02	0.32	4.15	25.66
		1901	970,000	1.54	0.29	7.61	23.93
		Subtotal	5,947,000	1.94	0.32	4.71	25.38
	Probable	Lalor	822,000	1.39	0.38	3.97	23.01
		1901	307,000	2.17	0.27	7.27	27.38
		Talbot	2,712,000	1.46	1.92	1.14	26.47
		Rail	1,507,000	0.53	1.96	0.55	5.62
		Subtotal	5,348,000	1.23	1.60	1.76	20.12
Gold and Base Metal	Proven and Probable	Lalor	16,367,000	2.92	0.55	1.76	20.45
		1901	1,618,000	1.89	0.38	6.08	22.75
		Talbot	2,712,000	1.46	1.92	1.14	26.47
		WIM	3,653,000	1.17	1.29	0.21	5.06
		Rail	1,507,000	0.53	1.96	0.55	5.62
		Total	25,857,000	2.31	0.87	1.67	18.19
Britannia Gold Project	Probable	3 Zone	1,153,000	2.81
Proven and Probable-All Deposits	Proven and Probable	All Deposits	27,010,000	2.33

Notes:

1. Totals may not add correctly due to rounding.

2. Metal prices of US$1.25/lb Zn, US$3,600/oz Au, US$5.00/lb Cu, and US$40.00/oz Ag with an exchange rate of 1.33 CAD/USD were used to confirm the economic viability of the Mineral Reserve estimates.

3. Lalor and 1901 Mineral Reserves are estimated using a minimum NSR cut-off of $160/t.

4. Talbot, Rail, and 3 Zone Mineral Reserves identified at an NSR cut-off value of $150/t.

5. WIM Mineral Reserves identified at an NSR cut-off value of $125/t.

The Deswik (Version 2025.2) mine design software was used to optimize the mine plan in all cases based on cut-off costs, stope-geometry parameters, and Mineral Resource shapes from the resource model described in Section 14. Appropriate dilution and recovery factors were applied based on mining method, using a combination of paste and unconsolidated-waste backfill material.

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The Mineral Reserves were sequenced and scheduled into an integrated LOM schedule using Deswik Interactive Scheduling software and exported to spreadsheets for financial analysis.

The QP considers the Mineral Reserves to be classified and reported in compliance with all disclosure requirements and CIM Definition Standards (Standing Committee on Reserve Definition, 2014). The QP is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Other than any risks described, disclosed or referred to in this Technical Report, there are no other known legal, political, environmental or other risks that could materially affect the potential developments of the Mineral Reserves in this Technical Report.

15.1 MINING STRATEGY AND RESERVE ESTIMATIONS PROCESS

15.1.1 Mining Method Selection and Mining Strategy

Lalor Mine has been in production continuously since mid 2012 and had produced 16.2 Mt by the end of 2025. Mining methods are the major determinants of dilution, recovery, economics, and production scheduling, which are used to determine Mineral Reserves. Production at Lalor is primarily done using transverse longhole mining, with lesser degrees of longitudinal retreat and cut-and-fill mining.

Early in the mine life, the complexity of stacked zinc and gold zones within the deposit was realized. The transverse longhole mining method allows for the stacked lenses to be sub-divided into individual stopes according to their grade profile. Stopes can be designed and extracted according to their metallurgical, geological, and geotechnical properties, where stopes along a particular drift can be discretely subdivided according to these properties. This mining method along with paste backfill also allows the division of stopes into hanging wall and footwall blocks, further reducing the risks and effects of stope failure. Figure 15-1 shows a typical mining arrangement.

Post-pillar mining allows geological evaluation of each round in geologically complex areas (Figure 15-2). Drifts excavated are 7 m wide x 5 m high with 7 x 7 m pillars left for ground stability.

The flexibility provided by transverse longhole mining has provided the ability to modify the short and mid-term sequencing of stopes to ensure the required overall grade profile is achieved for the mills. It has also allowed designing and sequencing to isolate areas of poor ground conditions, mine them in isolation, backfill, and continue with neighbouring stopes without placing them at risk of failure.

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FIGURE 15-1: LEVEL 925 PLAN VIEW SHOWING VARIOUS STOPES ACCORDING TO MILL CIRCUIT AND MINING ALONG TRANSVERSE STOPES

426,450E
426,500E
426,550E
426,600E
426,650E
6,081,250N
6,081,200N
6,081,150N
Ore Type
Colour
Gold
Base Metal
N
925 Level
0
50

Source: Hudbay (this report).

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FIGURE 15-2: LEVEL 980 POST-PILLAR CUT-AND-FILL MINING

Source: Hudbay (this report).

15.1.2 Mining Method Selection and Mining Strategy for the Future Operation at the 1901

The mine design and underground infrastructures at 1901 have been based on current practices at Lalor, to maintain commonality with equipment, materials, operating procedures, and workforce skill-sets. The primary mining methods will be post-pillar cut-and-fill, based on the local geometry of the Mineral Resource. Where the ore body steepens enough, longhole open stoping will be used.

1901 is accessed from the existing Chisel portal/ramp and Lalor ramp as shown in Figure 15-3. At Level 570, a 4 m-wide x 4.2 m-high service ramp accesses the upper portion of the 1901 deposit, which is primarily used for underground diamond drilling. At Level 630, a 5 m-wide x 4.8 m-high haulage ramp is being develop and will serve as the primary production access to 1901. The ramps also serve as the main ventilation circuit, with fresh air sent down the haulage ramp and return air directed up the service ramp. These two ramps also provide second egress from 1901. The ramps and planned infrastructure will approach 1901 from the hanging wall side of the deposit.

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1901 Mine is expected to produce an average of 850-950 t/d of ore from 2028 onwards, once full-production is achieved.

FIGURE 15-3: ACCESS TO 1901 MINE ISOMETRIC VIEW

Source: Hudbay (this report).

15.1.3 WIM and 3 Zone Deposits

Mining at WIM and 3 Zone is planned using bottom-up longhole longitudinal retreat, with unconsolidated waste backfill.

At WIM, longitudinal longhole retreat is the principal mining method, with transverse longhole stoping applied in wider areas of the deposit. The stope design uses 20 m sublevel intervals and 25 m stope lengths. WIM will be accessed through a new surface portal and a 5.0 m-wide by 4.5 m-high haulage ramp. Production is planned to increase progressively as the ramp is deepened and additional mining fronts become available, from approximately 800 t/d during ramp development to 1,800 t/d when multiple mining fronts are active.

At 3 Zone, the stope design uses 15 m sublevel intervals and 20 m stope lengths. The reduced sublevel interval reflects the relatively flat, 30° to 40° dip of the deposit, and is intended to limit excess dilution. 3 Zone will be initially accessed through the existing surface portal and decline, with a new 4.8 m-wide by 4.2 m-high haulage ramp developed from the bottom of the ramp. Once full production is achieved, 3 Zone is expected to produce 800 t/d.

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Talbot

Due to the continuous geometry, overall dip of approximately 70°, and moderate thickness of the Talbot Mineral Reserve, a longitudinal longhole retreat mining method with cemented rock fill is planned. Mining will be accessed via a ramp from surface to depth of 850 m. A sustained production rate of 875 t/d will be achieved with the ore processed at the Stall Mill. The overall LOM duration is approximately14 years, including construction.

Rail

The Rail Mineral Reserve is narrow and subvertical, with a continuous strike length between 700 and 800 m. A longitudinal longhole retreat mining method without backfill will be used. Access will be provided via a ramp from surface to 400 m deep. The production rate will be1,200 t/d, with the ore processed at the Stall Mill. The mine life, including construction, is five years.

15.1.4 Reserve Methodology

The following steps were followed in developing the Mineral Reserve estimates:

  Calculating two payable NSR values for each individual block in the resource model depending on whether processing would occur at the Stall concentrator or at the New Britannia concentrator, using long-term metal prices, concentrator recoveries, metal payability, and downstream smelter treatment and refining costs assumptions (Table 15-2). Supporting testwork, actual performance, and forecasts supporting these assumptions are discussed in detail in Sections 13, 17, 19, and 21 of this Technical Report.

  Designing stopes in the Deswik Stope Optimizer, considering depleted Mineral Resources, existing workings, resource categories and mine and mill operations costs. Dilution and recovery are estimated and applied at this step. Stopes are designed for both the Stall concentrator option and the New Britannia concentrator option

  Establishing stope economics using a secondary NSR calculation where, along with mine and mill operations costs, mine capital, waste development, and off-site administration costs are applied to each stope. Assign whether stopes can be upgraded to Mineral Reserves based on resource classification.

  Designing ore development required for mining the reserves. Deplete development from the stopes. Interrogate grades of designed development for inclusion in Mineral Reserves.

  Sequencing and scheduling development and stope production for input to a financial LOM study to support Mineral Reserve economics.

The above method takes into consideration the three different ore types and the milling options for the future production from Lalor Mine.

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TABLE 15-2: NSR INPUT ASSUMPTIONS BY DEPOSIT

Tonnage (LRP)		Lalor/1901 20,649,702	WIM 3,653,015	3 Zone 1,153,238	Talbot 2,711,664	Rail 1,506,597
Grade (LRP)	Au (g/t)	2.78	1.17	2.81	1.46	0.53
	Cu (%)	0.53	1.29	N/A	1.92	1.96
	Zn (%)	2.07	0.21	N/A	1.14	0.55
	Ag (%)	20.46	5.06	N/A	26.47	5.62
Recovery NB	Au (%)	91	83	84	87	N/A
	Cu (%)	93	93	N/A	89	N/A
	Zn (%)	N/A	N/A	N/A	N/A	N/A
	Ag (%)	85	82	N/A	85	N/A
Recovery Stall	Au (%)	88	N/A	N/A	92	91
	Cu (%)	88	N/A	N/a	88	93
	Zn (%)	91	N/A	N/a	71	65
	Ag (%)	63	N/A	N/A	85	73
Metal Price	Au ($/oz)	3,600	3,600	3,600	3,600	3,600
	Cu ($/lb)	40	40	40	40	40
	Zn (%/lb)	1.25	1.25	1.25	1.25	1.25
	Ag ($/oz)	40	40	40	40	40
Onsite Costs ($/t)	Mining	23.44	22.8	22.8	35	38
	Ore Removal	32.33	20.21	20.21	40	28
	Backfill (LH)	11.25	4.13	4.13	10	2
	Backfill (PPCF)	2.49	N/A	N/A	N/A	N/A
	General Mine Expenses	58.42	46.94	46.94	85	67

Notes: LRP = long range plan; LH = longhole; NB = New Britannia Mill; PPCF = post pillar cut-and-fill.

15.2 DILUTION AND RECOVERY

Planned dilution factors are input in the stope optimizer by mining method, assuming those currently experienced at Lalor Mine for transverse longhole open stope, longitudinal retreat longhole, and post-pillar cut-and-fill mining.

15.2.1 Dilution

Dilution is included in the conversion of Mineral Resource to Mineral Reserves and can be internal (planned) or external. Dilution is reported as the ratio of total waste divided by the Mineral Resource.

Internal dilution is primarily incurred due to the shallowly dipping nature of the deposit and stacking of lenses, which can result in multiple lenses being grouped for mining purposes. The space between the lenses that are mined in the course of stope mining is considered internal dilution. In the Deswik stope optimizer routines, multiple lenses need to be extracted as a single mining unit based on stope-mining parameters (Table 15-3).

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TABLE 15-3: STOPING PARAMETERS BY MINING METHOD

Stope Shape Parameters	Unit	Lalor		1901		Talbot Longhole	Rail Longhole	WIM Longhole	3 Zone Longhole
		Longhole	Room & Pillar	Longhole	Room & Pillar
Length Along Strike
Minimum	m	16	7	16	5.5	10	5	15	10
Maximum		23	-	23	-	20	10	25	20
Width FW to HW
Minimum	m	4	7	4	5.5	4.8	1.8	2.5	2.5
Maximum		50	-	50	-	30	5.5	20	25
Waste Pillar Width	m	5	7	5	5.5	-	-	0.01	0.01
Stope Height
Minimum	m	10	5	10	5	20	10	20	15
Maximum		25	5	25	5	40	10	20	15
Hanging Wall Dip
Minimum	°	30	90	30	90	45	55	45	45
Maximum		90	90	90	90	90	90	130	130
Footwall Dip
Minimum	°	50	90	50	90	45	55	45	45
Maximum		90	90	90	90	90	90	130	130
Dilution	%	7		7

Note: Lalor cut-and-fill length along strike values (minimum and maximum) represent a collection of drifts, whereas the 1901 values represent the size of each drift.

Internal dilution included in Mineral Reserves can also include low-grade development required to achieve footwall dip angles in longhole stopes, and may include material mined between lenses where multiple lenses are grouped. Current grade-control practices will continue to be used to assign material as ore or waste on a round-by-round basis, to attempt to minimize dilution.

At Lalor and 1901, external dilution is set at a fixed 7% waste addition by weight, which is consistent with the 2025 reconciliation between planned blast shapes and actual shapes surveyed by a cavity monitoring system. Internal dilution and external dilution are included as part of the optimized mining shape. Dilution incurred in converting Mineral Resources to Mineral Reserves is summarized by mining method in Table 15-4.

TABLE 15-4: DILUTION BY MINING METHOD

Average Dilution	Lalor (%)	1901 (%)	Talbot (%)	Rail (%)	WIM (%)	3 Zone (%)
Development	0	0	9.3	82.7	9.9	80.0
PPCF	0	0	-	-	-	-
Longhole	7.0	7.0	34.6	52.9	14.4	62.2
Total	5.7	0.6	33.0	56.9	14.0	65.2

Note: PPCF = post pillar cut-and-fill.

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15.3 MINING RECOVERY

Mining recovery is defined as the ratio between Mineral Resource tonnes delivered to the concentrator and in situ Mineral Resource tonnes estimated in the model. Mining recovery assumptions used by type of stoping and backfilling method in the Deswik Scheduler are shown in Table 15-5. These assumptions were based on a combination of first principles and actual performance at the mine since the start of operations. Resultant recovery factors by mining method are shown in Table 15-6. Some of the Mineral Resources not recovered relate to: rib, post, and sill pillars required to maintain rock stability, inefficiencies in mining represented by small blocks of ore along ore to waste contacts and underbreak and inefficiencies in mucking reflecting ore that cannot be mucked from longhole stopes.

TABLE 15-5: RECOVERY FACTORS BY MINING METHOD

Average Recovery	Criteria	Backfill	Lalor (%)	1901 (%)	Talbot (%)	Rail (%)	WIM (%)	3 Zone (%)
PPCF	Standard 7 x 7 m pillars	Waste	75	75	-	-	-	-
Longhole	Transverse & Retreat	Paste	86	-	-	-	-	-
	Transverse & Retreat	Waste	86	-	83	-	83	89
	Retreat with Pillars	-	-	69	-	77	-	-

Note: PPCF = post pillar cut-and-fill.

TABLE 15-6: AVERAGE RECOVERY FACTORS BY MINING METHOD

Average Recovery	Lalor (%)	1901 (%)	Talbot (%)	Rail (%)	WIM (%)	3 Zone (%)
Development	100	100	100	100	100	100
PPCF	75	75	-	-	-	-
Longhole	86	69	83	77	83	89
Total	86	78	84	82	87	92

Note: PPCF = post pillar cut-and-fill.

15.4 DESWIK STOPE OPTIMIZER

Stopes were built in the Deswik stope optimizer from the block model, considering Measured, Indicated, and Inferred Mineral Resource inventories, with only Proven and Probable material reporting to the Mineral Reserves. Stope construction considered the NSR block values and appropriate dilution and recovery factors based on resource geometry, mining, and backfill methods.

While Inferred material is initially included in the stope optimization process, only stopes with 50% or higher Measured and Indicated content are included in the long-range plan. Including Inferred material early in the design process allows for a more-accurate estimate of potential stope value, when determining economic viability. All Inferred material is excluded when determining the Proven and Probable reserve estimates in Table 15-1.

To reduce the possibility of including low-grade material in stopes, cut-off costs attempt to replicate the steady-state cost of mine and mill operations, and include ore extraction, on-site mine general and administrative (G&A), and mill operating costs. This generates stopes that might be mined economically during the normal operation of the mine. Cut-off costs ($/t) used to construct stopes in the stope optimizer are shown in Table 15-7.

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TABLE 15-7: CUT-OFF COSTS

Mine Method Backfill Mill	Lalor Longhole Paste Stall ($)	Lalor Longhole Paste New Brit ($)	Lalor Longhole Waste Stall ($)	Lalor Longhole Waste New Brit ($)	Lalor PPCF Waste Stall ($)	Lalor PPCF Waste New Brit ($)	1901 PPCF Waste Stall ($)	Talbot Longhole Waste Stall ($)	Rail Longhole Waste Stall ($)	WIM Longhole Waste New Brit ($)	3 Zone Longhole Waste New Brit ($)
Mining	23.44	23.44	23.44	23.44	70.38	70.38	105.20	35.00	38.00	22.80	22.80
Ore Removal	32.33	32.33	32.33	32.33	32.33	32.33		40.00	28.00	20.21	20.21
Backfill	20.01	20.01	2.49	2.49	2.49	2.49		10.00	2.00	4.13	4.13
General Mine Expense	58.42	58.42	58.42	58.42	58.42	58.42	58.42	85.00	67.00	46.94	46.94
Subtotal	134.20	134.20	116.68	116.68	163.62	163.62	163.62	170.00	135.00	94.08	94.08
Mill	35.05	59.11	35.05	59.11	35.05	59.11	35.05	40.00	15.00	33.52	33.52
Sustaining Capital	-	-	-	-	-	-	-	-	0.00	9.63	9.63
Total	169.25	193.31	151.73	175.79	198.67	222.73	198.67	210.00	150.00	137.23	137.23
DSO Cutoff	160.49	184.55	160.49	184.55	198.67	222.73	198.67	150.00	150.00	125.00	150.00

Notes: DSO = Deswik Stope Optimizer; PPCF = post pillar cut-and-fill.
With Lalor being an operating mine, a second test is conducted only to retain the stopes that can cover the sustaining capital costs associated with their extraction, which is, on average, $34.61/t for the Lalor Mine.

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Iterations were run considering mining methods and preferred milling location. At this stage, the multiple runs of the stope optimizer continued to consider Measured, Indicated, and Inferred Mineral Resources, with only Proven and Probable material reporting to Mineral Reserves. The sequence used to build the preliminary Deswik stope inventory is:

  Attempt to build longhole stopes in the stope optimizer using payability from the flotation-only milling process (NSR Stall), assuming longhole mining and Stall milling cut-off costs.
  Where longhole stopes could not to be built by the stope optimizer, or where excessive dilution was designed into the stope, attempt to design post-pillar cut-and-fill stopes using the stope optimizer, using higher cut-and-fill mining costs, which incurs less planned dilution and the Stall milling cut-off cost.
  For gold lenses that are distinctly separate from zinc lenses, attempt to build longhole stopes using payability and costs from the New Britannia concentrator; this assumes higher gold payability and higher mill operating costs.
  For gold lenses that are distinctly separate from zinc lenses, and for which longhole stopes cannot be designed, or for areas incurring high dilution, attempt to design post-pillar cut-and-fill stopes using payability from New Britannia concentrator, and higher cut-and-fill mining costs, which incurs less dilution.

At 1901, Talbot, Rail, WIM, and 3 Zone, the in situ mineral inventory values helped determine which mill the ores will be routed to, so multiple optimization runs based on either the NSR zinc or NSR gold fields were not necessary for each Lens or zone.

15.5 STOPE NET SMELTER RETURN CALCULATION

To determine if stopes could be included in the final mine plan and in the Mineral Reserve estimates, only those stopes supported by Measured and Indicated Mineral Resource estimates were retained. Then, the tonnes and grades contained in the DSO stopes were subjected to a secondary financial test using 2026 budget unit costs. Each stope was assigned a mill circuit to determine stope revenues, and a mining method and backfill method to determine mining costs. Direct mining costs derived from the mining and backfill method, on-site G&A costs, off-site administration costs, mine sustaining-capital costs and stope-specific waste-development costs were applied on a stope-by-stope basis to determine final stope economics:

  Mining, milling, and on-site G&A costs are based on the 2026 budget and are applied to each stope generated in the DSO (Table 15-7).
  Capital waste-development includes ramp and level development-metres required to access new mining areas.
  Ramp and ancillary development metres (remucks, sumps, etc.) were estimated and applied to mining areas at 2026 budget unit costs.
  Haulage drift metres (footwall drifts) were estimated based on the stope arrangement and were applied as required to access additional stopes along strike at 2026 budget unit costs.
  Stope-specific operating waste-development includes longhole stope cross-cuts and cut-and-fill entrance cross cuts. Estimated metres were applied on a stope-by-stope basis at 2026 budget unit costs.
  Off-site administration costs were applied at 2026 budget unit costs, and are based on copper and zinc concentrates produced from stopes.
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15.6 ORE DEVELOPMENT

The final step in establishing Mineral Reserves was to create ore development shapes required to mine stopes. Planned 3-D development shapes were built and removed from stopes in Deswik when creating Interactive Scheduler activities. The development shapes were interrogated and assigned as Mineral Reserves.

15.7 RECONCILIATION OF RESERVES TO PRODUCTION

Reconciliation between Mineral Reserve estimates and past production at Lalor provides a useful insight into the reliability of the LOM plan to predict future production

The reconciliation results presented in this section encompass 100% of the mining production for the periods between 2021 and 2026 (H1). This includes long-hole mining, but excludes post-pillar, cut-and-fill, and development. The mine's production was reconciled to the mill and compared to the Mineral Reserve estimates for the stopes and cuts entirely mined during this period.

Results presented in Table 15-8 show that all tonnes and metal grade reconcile within 5%. Mill tonnages consistently reconcile higher than Mineral Reserve estimates each year, and are attributed to the impact of grade-control sampling and detailed stope designs at the production stage. Grades reconcile closely between mills and Mineral Reserves for gold and silver. Copper shows the greatest variance, at 5%, and is attributed to the coarse, nuggety nature of copper mineralization in some lenses.

TABLE 15-8: RESERVE MODEL DEPLETION RECONCILED TO MINE'S CREDITED PRODUCTION BY THE MILL

Mining Reconciliation (2021-2026)	Tonnage (kt)	Au g/t	Ag g/t	%Cu	%Zn
Reserve Model Depletion	6,195	4.41	25.69	0.79	3.23
Actuals	6,305	4.37	25.37	0.82	3.29
Delta	2%	−1%	−1%	4%	2%

Standard risks associated with mining, metallurgical, infrastructure, permitting, and other relevant factors are not expected to materially impact the Mineral Reserve estimates. The lengthy history of successful mining at Lalor Mine, coupled with long-term, favourable mine-to-mill reconciliation data, provides a demonstrated operational baseline that significantly reduces the uncertainty typically associated with these factors.

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16 MINING METHODS

Geology, geotechnical information, orebody geometry, productivity, and mining experience are major drivers to selecting the best-suited mining methods, including considerations for lateral development, production, backfilling, and ore transportation.

16.1 MINE UNDERGROUND DESIGN

This subsection describes various details of mine design for Lalor, 1901, Talbot, WIM, Rail, and 3 Zone.

16.1.1 Lalor Mine

The hanging wall and footwall rocks at Lalor are generally of good quality, allowing the use of mechanized drilling and blasting techniques. The mineralized lenses dip at an average of 30°, but locally varying from sub-horizontal to 55°. Mining methods currently in use include cut-and-fill and longhole open stope. Paste backfill is used to increase recovery and accelerate the mining cycle. Primary stoping is typically backfilled with paste and secondary stopes with unconsolidated rockfill generated from development headings in waste. When 1901 reaches full capacity, the average production rate from Lalor and 1901 will be approximately 5,000 t/d.

LHD muck the ore, which is loaded to underground haul trucks, and hauled to one of the two rock breaker and grizzlies on Level 910 for sizing to less than 0.55 m. A 40 m bin below the grizzly provides approximately 1,200 tonnes of coarse-ore storage. A chute at the bottom of the bin at Level 955 feeds ore to a conveyor that loads a measuring flask with approximately 14 to 16 tonnes of ore. Two 16 tonne-capacity bottom-dump skips in balance skip ore to surface. The ore enters the headframe chute from the skips and is deposited into the surface ore-bin or to the exterior concrete bunker via gravity. From the surface bin or bunker, ore is truck-hauled to the Chisel North mine site, which is the first surface stockpile staging area. Here, it is stockpiled into base-metal and gold uncrushed-rock stockpiles to be transported via truck to Stall Mill as required. At Stall Mill, a primary jaw crusher crushes ore material to minus 150 mm, after which it is stored in crushed-ore stockpiles to be transported to the New Britannia Mill or Stall Mill as required.

Lateral development is horizontal or near horizontal tunnelling, travelable by rubber-tired, mechanized equipment. Ramps are typically mined at up to ±15% grade to provide access between levels. Rounds are 3.8 m long and typically 5.5 m wide by 5 m high. Standard ground support consists of resin-grouted rebar and welded wire-mesh screen across the back and to within 1.8 m of the sill on the walls and face. Mine services are installed in main levels and stope entrances, including compressed air, process water, discharge-water and paste-backfill pipelines; power cables; leaky feeder communications antenna; and ventilation duct.

A mining contractor using a raisebore develops main ventilation raises and ore pass raises. Ground support and ladderways are installed as required. Longhole slot raises, transfer ore passes, and auxiliary ventilation raises are length-limited to approximately 35 m, and are developed using longhole conventional drop-raise techniques. Drain, paste backfill, and electrical cable holes are drilled using longhole or raisebore drills and are reamed to designed diameter.

All stopes-except some uppers-require backfill to maintain long-term stability and to provide a floor to work from for subsequent mining. Backfill is either unconsolidated waste rock backfill (URF) or consolidated paste backfill. URF is used in stopes where pillar- or wall-confinement is not required, and the value of the adjacent pillars does not warrant the added expenditure of paste backfill. Paste backfill is an engineered product consisting of mill tailings and a binder (3%-5% cement by weight), mixed with water to provide a thickened paste that borehole and pipes deliver to stopes. Paste backfill presents several advantages over unconsolidated fill such as slurried mill-tailings or loose waste rock, including increased stability, better ventilation controls, higher mining recovery, and lower mining dilution; in addition, it eliminates potential flows of reliquefied unconsolidated tailings.

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The rock quality at Lalor is generally good to extremely good with strengths usually ranging from moderate (40 MPa) to high (180 MPa). A geotechnical database has been established from drill-core logs and geotechnical core-sample laboratory tests. Geotechnical data are continuously collected following standard procedures. The Lalor geology department does this, and data are shared with the ground-control team. Adequate core samples are collected for all the ore zones to ensure sufficient geotechnical data from hanging wall, ore body, and footwall to further test rock properties. Ground monitoring instruments are used for ground-movement monitoring and more-advanced ground control instrumentation will be considered going forward.

The general drift support standard is #6 2.3 m (7′ 4″) resin rebar with spherical nut, in both ore and waste drifts installed on a 1.5 x 1.3 m (5.4′ x 4.5') rectangle pattern with a fifth rebar dice 5 to the pattern. Screen (#6 gauge welded wire mesh) and bolts are to be installed on the walls and back, tight to the face prior to the next round being prepared. For all intersection backs, both in ore and in waste, 2.3 m (7′ 4″) resin rebar, 1.5 x 1.3 m (5.4′ x 4.5′) and add a fifth #7 3.6 m (12′) rebar dice 5 to the pattern is a requirement for the first-pass primary ground support.

Paste backfill is distributed to stopes via a series of steel-cased vertical holes between levels, and pipelines installed in footwall drifts. Paste backfill holes are drilled using a raisebore pilot bit. Service holes are drilled between levels for electrical cable distribution throughout the mine

Lalor Mine is a relatively dry underground mine with no significant hydrological concerns. The drainage for Lalor Mine and the past-producing Photo Lake and Chisel North mines is interconnected. Mine water from all mine sources is pumped to the Chisel open pit, where it is pumped to a water-treatment plant, then released to the environment. Main collection areas feeding the water-treatment plant are: Level 140 pump station at Photo Lake, a pumping station at Chisel North Level 540 (referred to as the 990 sump), and satellite sumps at Lalor Mine.

Lalor Mine is a ramp- and shaft-accessible mine with production and development done by rubber-tired underground mining equipment. The mine equipment fleet required to achieve a maximum capacity of 5,000 t/d is shown in Section 16.6 Production will be approximately 20% jumbo and 80% longhole. Additional contractor equipment not listed in Section 16.6 is planned to be on site to complete the sustaining capital lateral development metre requirements in the LOM plan. An allowance for replacing mine equipment has been included in the mine plan.

Lalor Mine is a "push-pull" system, primarily driven by pull. The exhaust shaft is equipped with two fans drawing 1.25 Mcfm from the mine (Figure 16-1). Fresh air is supplied into the mine from the Chisel and Lalor downcast raises (0.6 Mcfm). The Chisel and Lalor downcast raises are equipped with 600 hp and 400 hp fans, respectively. An additional 0.6 Mcfm is downcast via the Lalor production shaft, equipped with two 250 hp fans. In the upper mine, ventilation raises and an internal ramp system provide ventilation to the remaining stoping fronts. The middle and lower mine are also ventilated by a series of raises and internal ramps connecting the various mining fronts. The mine is subdivided into ventilation districts that allow for managing air flow along the various raises and ramps. Individual mining faces are ventilated using 60 hp to 250 hp fans and 1.37 m ventilation ducting. During the winter, three propane heaters at Chisel heat air in the mine, access ramp, and production shaft.

Ventilation planning uses Ventsim modelling to create intermediate stages from the LOM Deswik schedule. The Ventsim model is continually updated as the mine continues to expand both upward and downward in multiple lenses.

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FIGURE 16-1: CURRENT LALOR MINE VENTILATION LONG SECTION

Source: Hudbay (this report).

The majority of operations, maintenance and technical personnel at Lalor work 11.5 h shifts on a 7-day-on-7-day-off cycle or 8-h day shifts, 40 h/week. The mine is operated under collective bargaining agreements between Hudbay management and local unions. The mine operations workforce comprises Hudbay hourly operations and maintenance personnel, as well as salaried supervision, mine administration, and technical staff, plus contractor personnel for specialized work and workforce shortages. Personnel count will vary year to year. Refer to Section 16.7 for the steady-state personnel requirements.

16.1.2 1901 Deposit

The primary method will be post-pillar mechanized cut-and-fill, used where the Mineral Resource has sufficient vertical thickness to mine multiple consecutive cuts. Where the deposit is inclined at a steep-enough angle, longhole open stoping will be used. At full production, it is scheduled to produce an average of 800 t/d.

Access starts from the existing Lalor-Chisel ramp and approaches the deposit from the hanging-wall side. The main development profile will be 5 m wide x 5 m high, with dimensions established to allow for the required ventilation flow-velocity as well as to meet other criteria like minimum equipment-clearances. All ramp and lateral excavations will be developed using traditional drill-and-blast methods and diesel-powered or battery electric-powered mobile equipment.

A mining contractor using a raisebore carries out major vertical development consisting of vent raises and ore passes.

Waste development material will be trucked to surface and stored at the Chisel North mine site. Ore material will be trucked underground to Level 910 rock breakers or grizzlies.

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Rock mass characterization studies for geomechanical purposes and mine design have been based on basic geotechnical logging of resource holes, together with sufficient geomechanics laboratory testing, point load testing of full and half core, and evaluating structural orientations from acoustic televiewer surveys. Rock mass conditions for the deposit can generally be described as very competent, massive to slightly jointed, with strong (50-100 MPa) to very strong (100-250 MPa) intact rock strengths.

1901's mine drainage is to be integrated with the preexisting Lalor systems. Service water from mining processes and inflows from the rock mass will flow in drainage ditches along the side of drifts and will be collected at each level sump, typically near a ramp where possible. Main dewatering stations on Level 590 and Level 630 will pump to the sump on Level 810 via Lalor ramp, where it will feed into Lalor's dewatering system.

The mobile equipment fleet will include units common with Lalor Mine. There are two 22-tonne trucks, two 14-tonne LHDs, one jumbo, and one powder truck dedicated to 1901. This may expand when mining reaches the ore zones, and will require shared equipment from Lalor.

The underground electrical power distribution system is fed from Lalor's Level 825 transformer.

Ventilation will be a "push" system, with fresh air introduced underground from the Lalor-Chisel ramp. Exhaust air will be ventilated back towards the Lalor-Chisel ramp where it will be downcast to the Lalor return-airway system.

A contractor completes infrastructure development of access drifts, inclines, and exploration drifts. Once ore production fronts are established, Hudbay personnel complete the production, construction, and maintenance work. For any specialized work that Hudbay is unable to carry out, a mining contractor will complete major construction, raises (raisebore), and diamond drilling.

16.1.3 Talbot Satellite Deposit

The Talbot deposit is amenable to longitudinal-retreat longhole mining, and consolidated backfill will be used to maximize recovery. Along its 850 m depth, the deposit will be divided vertically into four mining blocks. Each of the mining blocks will follow a bottom-up sequence, retreating to a central crosscut on each level. A sustainable 875 t/d production rate will be achieved using haul trucks to move the ore to surface. Figure 16-2 shows the overall design of the proposed Talbot Mine.

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FIGURE 16-2: TALBOT DESIGN

Source: Hudbay (this report).

Ramp development will be 5.0 m wide by 5.0 m high to accommodate an Epiroc MT42 haulage truck. The remaining drift development will be 4.5 m wide by 4.5 m high to accommodate an Epiroc ST14 LHD. A portion of the ramp will pass through a layer of regolith between approximately 80 and 100 m below surface. It is anticipated that this portion of the development will require a grout curtain to control water inflows, and more-robust ground support.

Vertical development will include ventilation raises and egress raises. Depending on their length, the shorter raises will be excavated as drop raises, while the longer raises will be drilled with a raisebore. Similar to the lateral development, the raise systems will pass through a layer of regolith between approximately 80 and 100 m below surface. It is anticipated that this portion of the raising will require pressure grouting, excavation via benching, and ground support.

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Longhole stopes will be a maximum 40 m high, floor-to-floor, between 4.8 and 30.0 m wide, and between 12.0 and 22 m long. On average, the stopes will be 9.5 m wide and 16.5 m long, containing 17,500 tonnes of ore. Blastholes will be drilled as down holes via an in-the-hole drill.

The stopes will be backfilled with cemented rockfill. A combination of waste rock from development and rock sourced off site will be used as the backfill material. The rock will be delivered near the stopes via the haulage trucks, then it will be mixed with drymix cement and deposited into the stopes using an LHD.

Geotechnical logging, televiewer imaging, and intact-strength testing was conducted in 2026. Rock-mass characterization and stress modelling were done to confirm excavation dimensions, stope sequencing, and primary and secondary ground-support requirements. The ore is hosted in metavolcanic and meta-sedimentary basement rock, which is overlain by a younger limestone and sandstone sequence. The basement rock mass quality is generally fair to good, and the intact strength ranges from low (15 MPa) to high (144 MPa). The limestone cover is approximately 100 m thick with generally good rock mass quality, and the intact strength ranges from medium (89 MPa) to very high (253 MPa). Below the limestone, there is a sandstone sequence approximately 8 m thick, and limited logging data suggests a poor to fair rock mass quality with the intact strength ranging from very low (9 MPa) to medium (78 MPa). Also, the top 20 m of the basement rock is weathered (regolith), and limited logging data suggests the rock mass quality is poor to fair with high intact strength (103 to 160 MPa).

Ore-handling involves LHDs loading underground haulage trucks that then haul the ore to a temporary surface stockpile. The stockpiled ore will be hauled to the Stall Mill via contractor-operated surface haulage trucks.

Dewatering will involve a multi-stage system with a main sump and pump at the bottom of each mining block. Each main pump will pump up to the next main sump, until the final main pump, which will discharge into the surface settling ponds. Within a mining block, ditches, smaller sumps, and drain holes will use gravity to direct water to the main sumps. Based on past similar operations, water inflows are anticipated to average 550 m3/d of ground water plus 250 m3/d of process water.

Mining will require mobile equipment similar to those at Lalor and 1901. Refer to Section 16.6 (Table 16-1) for the anticipated peak mobile equipment fleet.

It is anticipated that Manitoba Hydro will supply electricity via a new 66 kV power line fed from the 230 kV power line that runs along Highway 6. The planning and approval process with Manitoba Hydro has not been initiated at this time. Average demand will be 2 MW, and the main power distribution underground will be 13.8 kV

The ventilation system will be a "push-pull" system, with fresh air delivered to the working levels through a dedicated raise system. Return air will exhaust from the mine via both the ramp and a raise system. Total fresh air required underground will be approximately 300,000 cfm.

The workforce will follow the same labour strategy and operating schedule as Lalor. The majority of operations, maintenance and technical personnel will work 11.5 h shifts on a 7-day-on-7-day-off cycle or 8-h day shifts, 40 h/week. Additionally, it was assumed the mine operations workforce includes Hudbay hourly operations and maintenance personnel, as well as salaried supervision, mine administration, and technical staff, plus contractor personnel for specialized work and workforce shortages. Refer to Section 16.7 for the anticipated peak workforce.

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16.1.4 WIM Satellite Deposit

The WIM deposit will be mined using bottom-up longitudinal-retreat longhole. This will be used as the principal mining method based on the long strike-length and narrow geometry of the deposit. In addition to longitudinal-retreat, transverse longhole mining will be used in wider areas. The deposit is divided into six mining blocks separated by sill pillars. Within each block, multiple mining fronts will be established, allowing a bottom-up stope sequence. After stopes are mined, unconsolidated rock fill will be used as backfill, and rib pillars will separate adjacent stopes. Production is planned to increase progressively as the ramp is deepened and additional mining fronts become available, from approximately 800 t/d during ramp development to 1,800 t/d when multiple mining fronts are active.

The mine will be accessed from a new 5.0 m-wide by 4.5 m-high surface decline, which will extend from surface to the bottom of the mine, approximately 870 m vertically. The ramp will be designed to accommodate 42- to 50-tonne haulage trucks, and to a maximum grade of 15%. Levels will be developed at 20 m vertical intervals, along with development remucks that will also serve as diamond drilling stations. Level accesses and ore drives will also typically be 5.0 m wide by 4.5 m high. Ore drives will generally be developed along the footwall contact in the longitudinal areas. In wider areas where transverse stopes are planned, footwall drifts and draw points will be developed as required for production drilling and slot development.

Vertical development is also planned, including new fresh-air raises (FAR) and secondary egresses. A main FAR will be developed from surface using a raise bore, or Alimak if raise support is required. Fresh-air transfer raises between levels will be developed via drop raising. The secondary egresses will be developed either via drop raising, or raise bore, and will have ladderways installed.

Review of available diamond drill core indicates high RQD values. Final geotechnical results are pending to further identify structure and lithology of the mineralized zones, and to characterize the rock mass, conduct rock-mass behaviour analysis, and confirm ground-support requirements. This will be available in Q4 2026.

Longhole stopes will be 20 m high, floor-to-floor, and 25 m long along strike, with the selected dimensions informed by experience with existing Hudbay operations. Blastholes will consist of 3-inch downholes drilled using a top hammer longhole drill, and loaded with ANFO. A 3 m-wide rib pillar will be used between adjacent stopes. Stopes below the sill pillars will be mined using up holes, leaving a 5 m-thick sill pillar between mining blocks. The backfill material will originate primarily from underground waste development. Waste generated during pre-production development will initially be stockpiled on surface and hauled underground as required to replace removed ore. Once stoping begins, waste will be stockpiled underground for use as fill.

Primary production mucking will be completed by 14-tonne LHDs. Ore will be mucked from stopes to remucks near the level accesses, where it will be loaded into underground haul trucks and transported to surface. The ore will be stockpiled on surface, and hauled to New Britannia Mill via surface haul-trucks.

The mobile equipment fleet will consist of diesel-powered mobile equipment, with electric jumbos, longhole drills, and bolters. Equipment acquisition will be staged to match the mine development and production schedule. The LHD fleet will include 14-tonne units for principal ore mucking, with 10-tonne units to accommodate development and additional requirements. Haulage will be completed using underground haul trucks, with 42-tonne trucks being the prime movers. Section 16.6 (Table 16-1) summarizes the mobile equipment fleet planned over the LOM.

Mine ventilation will be supplied through a 3 m-diameter raise from surface. The system will consist of two 750 hp downcast fans and a 40-42 MMBTU propane-fired mine air-heater for seasonal heating. Fresh air will be mechanically downcast through the raise, with return air exhausting to surface through the decline. Fresh-air transfer raises and ventilation drifts will distribute fresh air from the raise location to underground levels. Ventilation requirements will reach 400,000 cfm at full production.

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Electrical power will be supplied to WIM with construction of a new pole-line alongside the future access road. Electrical requirements will ramp up, as infrastructure is built and the mine is deepened. The electrical system is designed for approximately 5 MW at full production. Power will be distributed underground to portable 1.0 MVA, 550 V substations throughout the mine.

The dewatering system will consist of interconnected sumps in each mining block. Water will be progressively pumped from level sumps to larger sumps at the top of each block, and subsequently stage-pumped to a settling area or clarifier on Level 50. Clarified overflow will be pumped to a surface settling-pond for treatment and discharge.

The workforce will operate on a 7-day-on-7-day-off schedule. Personnel requirements will vary over the mine life in response to the level of mine development and production activity. Staffing will increase as additional mining fronts are established and the mine transitions to higher production-rates. Maintenance, engineering, and additional mine support personnel are also included in the workforce plan.

16.1.5 Rail Satellite Deposit

This Rail deposit is narrow, with a long, continuous strike, and top-down longitudinal-retreat longhole mining without backfill is considered the most suitable approach. A 1,200 t/d production rate will be achieved with this method. A central ramp will be developed from surface to the deepest mining level, approximately 400 m below surface. The ore will be truck-hauled to surface. Figure 16-3 shows the overall design of the proposed mine.

FIGURE 16-3: RAIL DESIGN

Source: Hudbay (this report).

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The ramp will be 4.6 m wide by 4.0 m high to accommodate an Epiroc MT33 haulage truck. The level access and infrastructure drifts will be 4.0 m wide by 4.0 m high to accommodate an Epiroc ST1030 LHD. Being a narrow deposit, the sill will be a minimum width of 3.0 m wide by 3.0 m high. The sill will accommodate an Epiroc ST3.5 LHD and a two-boom jumbo, but will be bolted using pneumatic jackleg and stoper drills. Refer to Table 16-1 for the anticipated peak mobile-equipment fleet.

Vertical development will include raises for egress and ventilation. The raises will be excavated as drop raises, typically 15 m long.

Longhole stopes will be 18.0 m high, floor-to-floor, between 1.8 and 5.5 m wide, and 20 m long. The average stope width will be 2.5 m, containing 2,600 tonnes. Blastholes will be drilled as up-holes using a pneumatic top hammer drill. A 2.0 m-wide permanent rib pillar will be left between stopes, as in-cycle backfill will not be used.

Ore handling will involve LHDs loading underground haulage trucks that haul the ore to a temporary surface stockpiles. The stockpiled ore will be hauled to the Stall Mill via contractor-operated surface haulage-trucks.

Rail will not use backfill in cycle. However, the waste-rock stockpiled on surface during the initial development of the mine will be returned underground and placed in exhausted mining areas prior to mine closure.

Rock-mass characterization, rock-mass behaviour analysis, and confirmation of ground-support requirements are ongoing. This report will be available in Q4 2026.

Dewatering will involve a multi-stage system with a main sump at the bottom of each mining block. Each main pump will pump up to the next main sump, until the final main pump, which will discharge into the surface settling-ponds. Within a mining block, ditches, smaller sumps, and drain holes will use gravity to direct water to the main sumps. Based on similar past operations, water inflows are anticipated to average 550 m3/d of groundwater, plus 250 m3/d of process water.

Electrical power will be diesel generated, given a short mine life and low power-consumption. Average demand will be approximately 2 MW. The main power-distribution underground will be 4160 V.

The workforce will follow the same labour strategy and operating schedule as Lalor. The majority of operations, maintenance and technical personnel will work 11.5 h shifts on a 7-day-on-7-day-off cycle or 8-h day shifts, 40 h/week. Additionally, it was assumed the mine operations workforce includes Hudbay hourly operations and maintenance personnel, as well as salaried supervision, mine administration, and technical staff, plus contractor personnel for specialized work and workforce shortages. Refer to Section 16.7 for the anticipated peak workforce.

16.1.6 3 Zone Satellite Deposit

To mine 3 Zone, longitudinal-retreat longhole stoping will be used based on the strike length, narrow geometry, and 30° to 40° dip of the deposit. Considering the deposit geometry, a 15 m sublevel interval was selected to minimize dilution and maximize ore recovery. The deposit is divided into three mining blocks with 5 m sill pillars between each block. Stopes will retreat from the extent of mineralization towards level accesses, and be sequenced from bottom-up for each mining block. Once full production is achieved, it is expected to be 800 t/d.

The existing surface portal and ramp at 3 Zone will provide access to approximately 120 m below surface. Existing mine workings extend below the bottom of the ramp, with previously developed sills extending to 140 m deep. The existing ramp is filled with rock fill, but the exact amount is unknown at this time. The mine study assumed that, before development can begin, 100 m of the existing ramp will need to be mucked out, and approximately 900 m of rehabilitation will be required. A new haulage ramp will be developed from the bottom of the existing ramp once it is reached. The ramp will be developed at 4.8 m wide by 4.2 m high, and approximately −15% grade. Below the previously mined areas, new levels will be developed at 15 m vertical intervals. Level accesses will typically be 4.8 m wide by 4.2 m high, while ore drives will be 5.0 m wide by 4.0 m high. The development dimensions are designed to accommodate 10-tonne LHDs and 30-tonne underground haul trucks. The increased ore drive-width accommodates the relatively flat production drilling associated with the dip of the mineralization.

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Vertical development will include a main fresh-air raise, fresh-air transfer raises between levels, and secondary egresses. The main fresh-air raise will be developed from surface. Drop-raising will be used to develop fresh-air transfer raises between levels. Dedicated secondary egresses will be developed in parallel with the transfer raises, and be equipped with ladderways.

Diamond drill holes were reviewed, and indicate high RQD values; final results are pending to further identify structure and lithology of the mineralized zones, and to characterize the rock mass, conduct rock-mass behaviour analysis, and confirm ground-support requirements. This will be available in Q1 2027.

The stopes will be 15 m high, floor-to-floor, and 20 m long along strike. The selected dimensions were established to limit dilution and maintain practical drilling lengths. Bottom-up longitudinal-retreat will be used throughout the deposit. Production drilling will use 3-inch (76 mm) blastholes, with ANFO used as the primary blasting product. Rib pillars 2.5 m wide will separate adjacent stopes and contain the unconsolidated rock fill. At the top of each block, sill-pillar stopes will be mined using upholes, and a 5 m-thick sill pillar will be retained.

Production mucking will be completed using 10-tonne LHDs. Ore will be trammed to level remucks for loading into 30-tonne underground haul trucks for transport to surface, where it will be stockpiled for shipment to New Britannia Mill.

Initial project equipment will be required to muck out and rehabilitate the existing portal and ramp prior to commencement of new mine development. The fleet will subsequently be expanded as development and production increase. The mobile equipment-fleet requirements 3 Zone are summarized in Table 16-1.

The 3 Zone ventilation system will provide approximately 200,000 cfm to support LOM production. Ventilation will be supplied through a 3 m-diameter raise from surface. The fresh air will be downcast through the raise using two 400 hp fans, and heated with a 20 MMBTU propane heater seasonally. Return-air will exhaust through the ramp to surface. Due to the plunge of the mineralization, ventilation transfer ramps are planned at the 240 and 375 Levels, along with fresh-air transfer raises between levels.

Electrical power will be supplied from the nearby New Britannia site through existing infrastructure. The mine plan assumes that line reconstruction will be required prior to operations. The electrical system is designed for a load of 2 MW at full production, and includes a 3 MVA surface transformer. Underground power will be distributed through 1.0 MVA substations installed as mine development advances.

The dewatering system is designed using interconnected sumps throughout the mine. Water will be pumped to Level 110, where it will be clarified before being recycled back into the mine process water or sent for treatment and discharge.

The workforce will be scheduled on a 7-day-on-7-day-off rotation. Requirements will vary over the mine life in response to the level of mine development and production activity. Various materials handling and support functions will be shared with the broader Snow Lake operations.

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16.2 STOPE MINING

The two mining methods used at Lalor Mine, 1901 deposit, and the Snow Lake satellite deposits are variations of cut-and-fill mining or longhole open stope mining. In general, where the dip exceeds 35° and the orebody is of sufficient thickness, longhole open stope mining is preferred; cut-and-fill mining methods are used in narrower, flatter areas. At Lalor, longhole stope mining accounts for 69% of all mining, with development and cut-and-fill accounting for the other 31%. Stope mining at 1901 is 9% longhole and 91% cut-and-fill, while the satellite deposits are all 100% longhole.

16.2.1 Cut-and-Fill Mining

Single-pass overhand mechanized cut-and-fill mining is the preferred method where the ore is flatter than 35° and horizontal widths are less than 10 m. The ore is accessed from a footwall drift by a crosscut developed at approximately −15%. Ore is mined in 5 m-high horizontal cuts. Unconsolidated backfill is placed tight to the back, and the entrance crosscut is then back-slashed to provide access to the next cut.

Where ore widths are greater than 14 m wide, mining is conducted by overhand post-pillar cut-and-fill. Post pillars provide ground support to allow for selective mining of wide stopes. Backfill is placed to within 1.8 m of the back and the entrance crosscut is back-slashed to provide access to the next cut. Drifts and crosscuts in stopes are typically 7 m wide x 5 m high, with 7 x 7 m post pillars. Mining retreats towards the access to reduce risks associated with poor ground conditions. A typical mining sequence is shown in Figure 16-4 in plan view.

FIGURE 16-4: TYPICAL POST PILLAR CUT-AND-FILL MINING-PLAN VIEW

Source: Hudbay (this report).

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16.2.2 Longhole Open Stope Mining

Benefits of longhole mining over cut-and-fill methods include reducing exposure to risk as a non-entry method and higher productivity and lower cost than cut-and-fill methods.

The minimum design height of a longhole stope is 17 m. In shallower dipping areas of the ore the interval is typically 17 to 20 m, and in steeper dipping areas the interval is 20 to 25 m. Stope widths assume a minimum mining width of 5 m. Maximum open stope length and width is determined considering the rock quality and hydraulic radius of the combined exposed hanging wall and back span of the stope.

For transverse longhole stopes, development drifts typically access the ore from the footwall, and are spaced 25 m apart. Primary stopes are mined and backfilled with paste, and are followed by secondary stopes that are typically backfilled with unconsolidated rock fill. Where ground stability, scheduling, and economical limitations allow, stopes can be extracted using the longitudinal retreat longhole method where drifts are mined along strike of the orebody and stopes are mined on retreat.

FIGURE 16-5: TYPICAL ISOMETRIC VIEW-TRANSVERSE LONGHOLE OPEN STOPING

Source: Hudbay (this report).
Notes: URF = unconfined rock filled stope; PST = paste filled stope; CRF = cement rock filled stope.

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FIGURE 16-6: TYPICAL LONG SECTION-LONGITUDINAL RETREAT LONGHOLE

Source: Hudbay (this report).
Notes: Showing sequence of stope extraction-colour coding of stopes shows sequencing; orange would be mined and backfilled; pink is current; and grey is planned.

16.2.3 Teleremote and Autonomous Mucking

Teleremote and autonomous mucking allows stope mucking to an ore pass to continue through shift change and blast clearing times. Lalor Mine uses Epiroc's autonomous mucking system, which includes an operator's station on surface allowing control of LHDs. The surface operator drives the LHD remotely to record a route, then switches to autonomous mode. The LHD travels the recorded route without operator input. Safety devices are installed on the mucking level to restrict access by mine workers and equipment during the operation.

Teleremote operation of compatible longhole drill rigs is also possible, and allows for continued drilling of longhole stopes at Lalor during shift change and blast clearing.

16.3 GROUND SUPPORT SYSTEMS

Except when using cut-and-fill mining methods, drifts have arched backs to increase stability and factor of safety. Ground support is classified as either primary or secondary. Primary support refers to reinforcement of the rock mass immediately following excavation, to ensure safe working conditions before re-entry. Secondary support is applied after installing primary support to provide further support in large spans, for long-term infrastructure excavations and structurally controlled areas where wedge failures may be a concern.

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16.4 VERTICAL UNDERGROUND DEVELOPMENT

Vertical development (or raises) is planned at Lalor Mine and the Snow Lake satellite deposits for establishing or extending the ventilation and secondary egress systems. Drop raises used as slots in longhole stopes are included in stope drilling and blasting. Raises less than 35 m can be mined as drop raises. Longer raises are evaluated to choose between raise boring and Alimak considering the conditions, end use, and cost of both methods.

For 1901, WIM, and 3 Zone, allowances have been included in the cost estimates for drain holes and service boreholes.

16.5 DIAMOND DRILLING

Diamond drilling is done to define the extent of mineralization, and is required for forecasting grades from stopes. The delineation holes are typically drilled from a drift in the footwall or hanging wall. Stope definition holes are drilled from stope draw-point stubs or undercut drifts for grade planning (which could vary the sequence in some cases).

16.6 MINING OPERATIONS

Table 16-1 shows the total equipment requirements for each mine during production phases.

TABLE 16-1: MINE MOBILE EQUIPMENT

Description	Lalor	1901	Talbot	Rail	WIM	3 Zone
Underground Trucks-65 tonne	6	0	0	0	0	0
Underground Trucks-42 tonne	8	0	5	0	6	0
Underground Trucks-33 tonne	0	0	0	5	0	3
Underground Trucks-22 tonne	0	2	0	0	0	0
LHD-6 tonne	0	0	0	5	0	0
LHD-10 tonne	0	0	0	0	0	4
LHD-14 tonne	7	2	4	3	6	0
LHD-18 tonne	5	0	0	0	0	0
LHD-Service	2	0	0	0	0	0
Two-Boom Jumbo	5	1	1	3	3	2
Roof Bolters	10	2	2	2	4	2
Pneumatic Longhole Drills	0	0	0	6	0	0
Electric or Hydraulic Longhole Drills	5	0	2	0	2	2
Blockholer	2	0	0	0	1	1
Powder Truck	3	1	1	0	2	1
Scissor Lift	14	1	1	1	3	2
Boom Truck	6	0	1	1	2	1
Grader	1	0	1	1	1	1

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Description	Lalor	1901	Talbot	Rail	WIM	3 Zone
Backhoe	6	1	1	1	0	0
Mobile Rock-Breaker	1	0	0	0	0	0
Forklift	8	0	1	1	1	1
General Service Truck	1	0	1	1	0	0
Front-End Loader	5	0	1	1	1	1
Personnel Carriers	40	4	9	3	5	4
Total Mine Equipment	135	14	31	34	37	25

16.7 WORKFORCE

The majority of operations, maintenance, and technical personnel at Lalor work 11.5 hour shifts on a either a 7-day-on-7-day-off cycle or 8 hour day-40 hour week. The mine is operated under collective bargaining agreements between Hudbay management and local unions. The mine operations workforce comprises Hudbay hourly operations and maintenance personnel, as well as salaried supervision, mine administration, and technical staff, with contractor personnel for specialized work and workforce shortages. Personnel count will vary year to year. Steady-state personnel requirements are shown in Table 16-2.

TABLE 16-2: MINE OPERATIONS WORKFORCE

Discipline	Lalor	1901	Talbot	Rail	WIM	3 Zone
Direct Operations	346	16	44	82	60	74
Supervision and Administration	74	3	12	16	18	16
Health and Safety	11	0	0	0	4	4
Mine Maintenance	228	0	20	12	20	18
Mine Technical	56	0	7	4	12	11
Total Mine Personnel	715	19	83	114	114	123

At 1901, infrastructure development of access drifts, inclines, and exploration drifts will be completed by a contractor. Once ore production fronts are established, the production, construction, and maintenance work will be completed by Hudbay personnel. A mining contractor will complete specialized work that includes: raises (raisebore), diamond drilling, major construction, and any specialized work not able to be completed by Hudbay.

The workforce at the satellite deposits will follow the same schedule as Lalor with 11.5 hour shifts on a either a 7-day-on-7-day-off cycle or 8 hour day-40 hour week. It was assumed that most of the workforce will be Hudbay employees with contractors doing specialized work or filling labour shortages.

16.8 MINE SAFETY AND HEALTH

All personnel are required to work under applicable Province of Manitoba laws. All contractors working on site are required to have an approved health and safety program in place, and have on-site representation. Hudbay plant safety rules and regulations are used at Lalor Mine, including safety- and health-monitoring programs; dust, water, and environmental monitoring; personal protective equipment; and task analysis and job procedures completed by employees daily.

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16.8.1 Refuge Stations

Refuge stations are required at the Lalor and 1901 mines, per mine regulations and Hudbay standards, and are incorporated into the mine design. Hudbay's standard refuge station is excavated from rock, requires two ventilation bulkheads, and compressed air. Depending on the size of the refuge and the people working in the area, a backup oxygen generator may be installed. Potable water, stretcher kit, first aid supplies, and supplies to seal off the bulkheads are installed. In new development areas, portable refuge stations replace excavated refuge stations.

At Talbot, Rail, WIM, and 3 Zone, refuge stations and sanitary facilities will be strategically placed throughout the mine in active working areas as mine development progresses.

16.8.2 Personnel Evacuation Infrastructure

The primary route in and out of the Lalor Mine is the production shaft equipped with a service cage. The shaft is equipped with a small auxiliary hoist and six-person cage. In case of power failure, the auxiliary hoist can be operated by an emergency diesel generator to evacuate personnel from the mine. If the production shaft is not usable, the second egress from the mine is the main ramp to surface at Chisel North mine.

Secondary means of egress are incorporated into the designs of the Snow Lake satellite deposits. At 1901, the twin ramps and internal raises (with escapeways installed) provide alternate egresses back to the Lalor ramp, which is considered the primary entry and exit route. At Talbot, Rail, WIM, and 3 Zone, either ladderways will be installed in the fresh-air raises or 42″ bored raises will be driven in parallel with the fresh-air (ventilation) raises (FAR) and equipped with a ladderway to provide secondary egress.

16.9 PRODUCTION SCHEDULE

The LOM production schedule combining Lalor, 1901, Talbot, Rail, WIM, and 3 Zone is shown in Table 16-3. The Deswik software was used to assist with the LOM sequencing and scheduling to generate the production schedule. Historical mining rates and systems, and equipment or crew capabilities were applied and levelled. From this output, adjustments were made to further balance the capabilities to create the final plan.

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TABLE 16-3: MINE PRODUCTION SCHEDULE

Year	Lalor					1901					Talbot					Rail					WIM					3 Zone
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)
2027	1,549,398	4.08	22.37	0.72	1.69	152,374	2.82	25.23	0.41	5.89	-	-	-	-	-	-	-	-	-		-	-	-	-	-	-	-
2028	1,539,420	3.74	21.43	0.79	1.21	202,654	2.49	17.14	0.64	3.51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2029	1,462,495	3.81	22.00	0.94	1.13	286,640	2.14	24.73	0.38	5.92	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	1,499,519	3.24	18.83	0.82	1.16	248,773	1.75	22.64	0.46	4.45	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	247,483	2.998
2031	1,504,602	3.28	19.40	0.46	1.14	245,219	1.48	22.34	0.27	7.48	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,234	2.739
2032	1,475,617	2.15	19.95	0.34	1.77	271,828	1.39	23.41	0.28	8.43	-	-	-	-	-	43,835	0.48	5.24	1.71	0.55	-	-	-	-	-	233,548	2.737
2033	1,397,932	2.42	18.68	0.59	1.80	164,339	1.48	25.20	0.30	6.84	-	-	-	-	-	392,723	0.52	5.52	1.76	0.56	-	-	-	-	-	229,999	2.595
2034	1,354,712	1.98	19.90	0.37	2.45	44,566	2.24	17.18	0.21	3.60	81,385	1.33	29.72	1.71	1.55	443,991	0.48	5.19	1.76	0.51	15,734	0.85	5.37	0.76	0.04	215,973	2.96
2035	1,390,198	1.98	21.09	0.38	2.43	-	-	-	-	-	196,255	1.78	35.73	2.02	1.42	444,000	0.55	5.87	2.26	0.51	197,042	0.95	5.56	0.87	0.08	-	-
2036	1,317,527	2.10	20.58	0.32	2.42	-	-	-	-	-	263,806	1.51	34.47	2.28	1.72	182,048	0.62	6.37	2.19	0.71	162,042	0.90	5.31	1.08	0.06	-	-
2037	1,318,639	2.21	18.31	0.14	2.49	-	-	-	-	-	282,091	1.22	25.74	1.84	1.13	-	-	-	-	-	185,971	0.85	5.85	1.49	0.10	-	-
2038	-	-	-	-	-	-	-	-	-	-	315,750	1.45	26.12	1.90	1.07	-	-	-	-	-	486,643	1.10	5.66	1.42	0.14	-	-
2039	-	-	-	-	-	-	-	-	-	-	315,385	1.42	26.56	2.00	1.14	-	-	-	-	-	607,878	0.95	4.67	1.25	0.19	-	-
2040	-	-	-	-	-	-	-	-	-	-	319,375	1.02	20.28	1.65	0.96	-	-	-	-	-	619,768	1.46	5.40	1.29	0.14	-	-
2041	-	-	-	-	-	-	-	-	-	-	320,250	1.72	24.99	2.14	0.98	-	-	-	-	-	557,208	1.53	5.42	1.33	0.19	-	-
2042	-	-	-	-	-	-	-	-	-	-	305,864	1.53	26.59	2.06	1.14	-	-	-	-	-	531,249	1.11	4.15	1.31	0.40	-	-
2043	-	-	-	-	-	-	-	-	-	-	311,503	1.63	21.72	1.58	0.80	-	-	-	-	-	289,480	1.10	4.12	1.31	0.39	-	-
LOM1, [2]	15,810,058	2.85	20.26	0.54	1.76	1,616,393	1.90	22.76	0.38	6.08	2,711,664	1.46	26.47	1.92	1.14	1,506,597	0.53	5.62	1.96	0.55	3,653,015	1.17	5.06	1.29	0.21	1,153,238	2.81

Note: 1 Totals in tonnes may not add correctly due to rounding.

2 LOM metal grades are calculated as weighted arithmetic means.

Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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17 RECOVERY METHODS

17.1 INTRODUCTION TO THE SNOW LAKE FLOWSHEET

Hudbay's Snow Lake processing operations include the Stall and New Britannia concentrators, both of which process ore from the Lalor Mine (Figure 17-1). The processing strategy prioritizes directing high-grade gold ore to New Britannia within its hydraulic and process limits, with remaining base-metal-dominant ore processed through Stall. Consequently, New Britannia operates as a mill-constrained facility, while Stall operates as a mine-constrained facility taking the balance of site production. This allocation aligns with the differences in processing capabilities of each mill:

  Stall concentrator: capable of high throughput with copper and zinc recovery via sequential flotation, but achieves lower gold recovery relative to New Britannia due to the absence of tailings cyanidation
  New Britannia concentrator: optimized for gold and copper recovery via combined flotation and cyanidation, but sensitive to high base-metals (zinc, lead) concentrations in the feed, which impacts flotation selectivity and leach performance.

Detailed descriptions of each concentrator are summarized in this section. Regardless of ore type, it is initially transported to and crushed at the external crushing plant at Stall Mill. Crushed base-metal ore is concentrated at Stall Mill through grinding, copper flotation, zinc flotation, and gravity concentration. Each flotation circuit also has an accompanying concentrate-dewatering circuit, with Stall producing copper-gold and zinc concentrates. Stall nominally operates at a throughput of 3,800 t/d, 24 h/d, 365 d/a, with scheduled downtime for planned maintenance.

Crushed gold ore is hauled from Stall to New Britannia, where it is concentrated through grinding, flotation, and tailings cyanidation, thereby producing a copper-gold flotation concentrate and gold doré. New Britannia was refurbished and recommissioned in 2021, with a design throughput of 1,500 t/d that has since been improved on; nominal throughput is now 2,350 t/d, 365 d/a, with scheduled downtime for planned maintenance periods.

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FIGURE 17-1: SNOW LAKE FLOW DIAGRAM-STALL AND NEW BRITANNIA MILLS

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17.2 STALL MILL

In 1979, the Snow Lake mill was constructed to process ore from six operating mines within an 11 km radius of Snow Lake, which were previously being treated at the Flin Flon mill. The new mill had two independent flotation circuits, known as the Stall and Chisel circuits, each of which treated the output of three mines.

The Chisel circuit processed a blend of ore from the Chisel Lake, Lost Lake, and Ghost Lake mines. The circuit's capacity was approximately 1,000 t/d, five-days a week, producing separate copper, lead, and zinc concentrates.

The Stall circuit treated a blend of ores from Anderson Lake, Osborne Lake, and Stall Lake mines, at a mill throughput of roughly 2,800 t/d, producing approximately 410 tonnes of copper concentrate and 162 tonnes of zinc concentrate per day. Ores were truck-hauled to the new mill, and concentrates were rail-hauled to the Flin Flon metallurgical complex.

The mill operated continuously until shutdown in 1993, because the Chisel Lake open pit and Stall Lake mine were depleted. The mill was reopened in 1994 to process ore from the Photo Lake mine and continued to process ore from the Chisel North mine until 2009, when both the mine and mill were placed on care and maintenance due to depressed metal prices. The mine and mill were restarted in 2010, following recovery of metal prices.

The Stall concentrator began processing ore from Lalor in August 2012, initially producing only a zinc concentrate and by October 2012 a copper concentrate. As Lalor increased ore production, the mill underwent an initial expansion and by the summer 2014 was capable of processing ore at a 2,800 t/d throughput. The operations team's continuous improvement and debottlenecking has lifted the processing capacity of the Stall concentrator to above 3,800 t/d, and instantaneous processing rates above 200 t/h.

Stall Mill currently processes ore from the Lalor Mine, which began commercial operations in 2012. With the introduction of Lalor ore to the Stall concentrator, an increase in the copper and precious-metal content warranted refurbishing the concentrator, enabling production of a copper and precious-metal concentrate alongside the zinc concentrate.

Initial capacity was 2,800 t/d, and through modifications and improvements milling performance has increased to an average of 3,800 t/d, although it has been shown to reach peak throughput of up to 4,500 t/d.

17.2.1 Major Equipment List

The Stall Mill consists of the following major unit operations:

  Crushing

- ELRUS 3054 primary jaw crusher

- Sandvik CJ612 secondary cone crusher

- ELRUS 7' x 20' 3-D screen deck

- Ancillary conveying, dust management, metal detection and removal, and other systems.

  Grinding

- 2.1 m x 3.0 m 150 kW primary rod mill (Chisel rod mill) [unused]

- 3.2 m x 4.9 m 600 kW primary rod mill (Stall rod mill)

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- 3.8 m x 5.5 m 1200 kW secondary ball mill (Stall ball mill)

- 3.2 m x 4.0 m 600 kW tertiary ball mill (Chisel ball mill)

- Knelson XD20 (regrind gravity concentrator)

- Ancillary pumps, trash screen, hydrocyclones, particle-size instrumentation (PSI300i), online stream analyzer (Courier 6i), and other systems.

  Copper Flotation

- 5 x Wemco 8.5 m3 flotation cells (Cu scalping rougher flotation)

- 10 x Denver DR24 flotation cells (Cu scalping cleaner flotation)

- Z1200/1 Jameson cell (Cu scalping recleaner flotation)

- E3432/8 Jameson cell (Cu rougher flotation)

- 10 x Wemco 8.5 m3 flotation cells (copper rougher scavenger flotation)

- E1732/4 Jameson cell (Cu cleaner flotation)

- 12 x Denver DR24 flotation cells (Cu cleaner scavenger flotation)

- 10 x Denver DR24 flotation cells (Cu Retreat Flotation)

- 2.44 m x 3.66 m 300 kW regrind mill

- Knelson XD20 (regrind gravity concentrator)

  Zinc flotation:

- E3432/8 Jameson cell (Zn rougher flotation)

- 7 x Wemco 8.5 m3 flotation cells (zinc rougher scavenger flotation)

- E2532/6 Jameson cell (Zn cleaner flotation)

- 14 x Denver DR24 flotation cells (Zn cleaner scavenger flotation)

  Concentrate dewatering:

- 2 x concentrate thickeners (Cu concentrate thickener, Zn concentrate thickener)

- 2 x ceramic disc vacuum filters (Cu concentrate filter, Zn concentrate filter)

- Ancillary conveying, storage, and concentrate load-out systems.

Coarse and fine gold opportunities identified through testwork described in Section 13 formed the basis for brownfields projects, specifically:

  Grinding circuit:

- Reconfiguring flowsheet to use an underutilized ball mill as a tertiary ball mill

- Installing online stream particle sizing instrumentation (Metso PSI300i) to enable real-time grind-optimization

- Adding Knelson gravity concentrator to treat secondary ball mill recirculating load.

  Regrind Circuit:

- Adding Knelson gravity concentrator to treat regrind ball mill recirculating load.

Initiatives were executed progressively between Q3 2024 and Q4 2025. The Stall concentrator flowsheet in Figure 17-2 shows significant flowsheet additions or changes highlighted in green.

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FIGURE 17-2: STALL CONCENTRATOR FLOWSHEET IN JANUARY 2026; RECENT ADDITIONS AND CHANGES IN GREEN

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17.2.2 Crushing

ROM coarse ore from Lalor Mine is transported to an external crushing plant at Stall Mill and campaign-crushed based on ore type (gold or base metal). A front-end loader loads coarse ore into the primary jaw crusher (ELRUS 3054). Primary crushed and secondary crushed product are combined and fed to a vibratory screen (ELRUS 7' x 20'-3-D) targeting a <20 mm undersize. Screen oversize returns to the secondary cone crusher (Sandvik CJ612) thereby closing the crushing circuit. Screen undersize is routed based on campaign type and operational requirements:

  Gold ore: Screen undersize is directed via radial stacker to the crushed gold-ore stockpile. A front-end loader reclaims ore that is trucked to the New Britannia grinding circuit.
  Base metal (direct feed): If Stall Mill is able to accept additional crushed ore, screen undersize is directed to its fine ore bins feed conveyor via a diverter gate.

Base metal (stockpiling): If Stall Mill is unable to accept additional crushed ore, screen undersize is directed via radial stacker to the crushed base-metal ore stockpile. A front-end loader reclaims stockpiled ore into a vibratory reclaim feeder discharging onto the Stall fine-ore bins feed-conveyor.

This external crushing plant was commissioned along with the New Britannia Mill commissioning in 2021, and simultaneous decommissioning of the legacy Chisel crushing plant and indoor Stall crushing plant (Figure 17-3).

FIGURE 17-3: EXTERNAL CRUSHING PLANT FLOWSHEET

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17.2.3 Stall Grinding

Crushed ore from the fine ore bins is fed into the open-circuit primary rod mill (600 kW, 3.2 m dia x 4.9 m long). Rod mill discharge is combined with secondary mill discharge and fed to the secondary cyclone cluster (4 duty, 5 standby). Secondary cyclone underflow feeds the secondary ball mill (1200 kW, 3.8 m dia x 5.5 m long) closing the circuit while secondary cyclone overflow advances to tertiary grinding. The overall grinding circuit configuration at Stall is shown in Figure 17-4.

A portion of secondary cyclone feed is bled off and feeds the primary gravity concentrator (Knelson XD20), with primary gravity concentrate advancing to Stall concentrate dewatering, and primary gravity tailings recombining with secondary cyclone feed.

Secondary cyclone overflow combines with the tertiary mill discharge and is fed to the tertiary cyclone cluster (3 duty, 2 standby). Tertiary cyclone underflow feeds the tertiary ball mill (600 kW, 3.2 m dia x 4.0 m long), closing the circuit, while tertiary cyclone overflow advances to Stall copper flotation.

Lime is added to the primary rod mill feed to control flotation feed pH, with initial flotation reagents (frother, collector) added to the feed of the secondary ball mill.

FIGURE 17-4: STALL GRINDING FLOWSHEET

17.2.4 Stall Copper Flotation

The Stall copper flotation circuit starts with a complete scalping circuit (Cu scalping). The copper-scalping rougher flotation (bank of five Wemco 8.5 m3 cells) receives flotation feed from grinding, with concentrate combined with recleaner tailings to feed copper-scalping cleaner flotation (bank of nine Denver DR24 cells). Concentrate from the cleaners feeds copper-scalping recleaner flotation (Z1200/1 Jameson Cell). Recleaner tailings return to the cleaner's feed, closing the circuit, while recleaner concentrate advances to Stall concentrate-dewatering.

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Tailings from copper-scalping rougher flotation and copper-scalping cleaner flotation combine to feed the conventional copper-flotation circuit. Copper-scalping circuit tailings are combined with copper cleaner-scavenger tailings and are fed to copper-rougher flotation (E3432/8 Jameson Cell) with rougher concentrate advancing to cleaning, and tailings reporting to copper rougher-scavenger flotation (bank of ten Wemco 8.5 m3 cells). Copper rougher-scavenger tailings report to Stall zinc flotation, and concentrate reports to regrind.

Copper rougher-scavenger concentrate is combined with regrind-mill discharge and is fed to the regrind-cyclone cluster (4 duty, 5 standby). Regrind cyclone underflow passes through the regrind gravity-concentrator with regrind gravity-concentrate advancing to concentrate dewatering and tailings, acting as feed to the regrind ball mill (300 kW, 2.44 m dia x 3.66 m long), thereby closing the regrind circuit. Regrind-cyclone overflow reports to copper retreat. The overall copper flotation and regrind circuit is shown in Figure 17-5.

Copper cleaner-flotation (E1732/4 Jameson Cell) is fed the combined concentrates from copper rougher-flotation, copper cleaner-scavenger flotation and copper retreat flotation. Copper cleaner-flotation concentrate advances to Stall concentrate dewatering, with tailings reporting to copper cleaner-scavenger flotation. The tailings from copper cleaner-scavenger flotation and copper retreat-flotation return to copper rougher flotation.

The copper flotation circuit uses lime to maintain pH across the rougher and cleaner stages from 10.0 to 10.8. The circuit employs Aerophine 3418A as the sulphide mineral collectors, and Flottec F189-13 as frother.

FIGURE 17-5: STALL COPPER FLOTATION FLOWSHEET

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17.2.5 Stall Zinc Flotation

Copper-flotation tailings has a zinc activator (copper sulphate) and zinc collector added (AERO 7279) before being fed to zinc rougher flotation (E3432/8 Jameson Cell). Zinc cleaner flotation (E2532/6 Jameson Cell) combines and cleans zinc-rougher and zinc-cleaner scavenger concentrates, which are sent to Stall concentrate dewatering.

Zinc cleaner-flotation tailings combine with zinc rougher-scavenger concentrate to feed zinc cleaner-scavenger flotation (bank of fourteen Denver DR24 cells). Zinc rougher and zinc cleaner-scavenger tailings are combined and fed into zinc rougher-scavenger flotation (bank of seven Wemco 8.5 m3 cells). Zinc rougher-scavenger tailings are discharged to tailings handling. The overall copper flotation and regrind circuit is shown in Figure 17-6.

Lime is used throughout the zinc circuit to maintain a pH across the rougher and cleaner stages of 11.0 to 11.5.

FIGURE 17-6: STALL ZINC FLOTATION FLOWSHEET

Stall Concentrate Dewatering

Copper concentrate and primary gravity-concentrate are combined in the copper-concentrate stock tank before being pumped with flocculant to the copper-concentrate thickener (3.4 m Dia). Underflow reports to the thickened copper-concentrate stock tank before being pumped to the copper ceramic-disc filter (rotary vacuum disc filter) which reduces moisture to <15% before it is dropped into the copper-concentrate stockpile. A front-end loader then loads filtered copper concentrate into trucks for haulage to the Flin Flon concentrate handling facility.

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Zinc concentrate and flocculant feed directly to the zinc-concentrate thickener. Thickener underflow reports to the thickened zinc-concentrate stock tank prior to filtration in the zinc ceramic disc filter that discharges to the zinc-concentrate stockpile. Zinc-concentrate moisture is reduced to <11% before haulage to the Flin Flon concentrate handling facility. The copper and zinc dewatering circuits are shown in Figure 17-7.

FIGURE 17-7: STALL CONCENTRATE DEWATERING FLOWSHEET

17.3 NEW BRITANNIA MILL

In March 1949, the Nor-Acme mine and gold concentrator was opened. Production continued until 1958, with the Nor-Acme mill recovering approximately 610,000 oz of gold during this period. Between 1958 and the early 1990s, various companies worked on the property, with the intention of bringing the mine back into production. These efforts were unsuccessful.

In 1994, TVX and High River formed a joint venture to reopen the mine. Using ore from secondary mining areas, the mill was brought into production while construction of the main shaft was completed. When production commenced in 1995, the name Nor-Acme was changed to New Britannia. Through various transactions, Kinross became the operator of the New Britannia Mine-mill complex. After producing 1.6 Moz of gold, production mining ceased at the end of September 2004, and the mill was put on care and maintenance in 2005 due to low gold prices.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

In 2015, Hudbay acquired the New Britannia Mill, refurbished the mill's existing grinding and cyanidation circuits, and added a complete flotation circuit that has been operating since 2021, producing a copper flotation concentrate and doré through cyanidation. The initial refurbishment targeted a design rate of 1,500 t/d, but this has since improved to 2,350 t/d through continuous improvement and debottlenecking efforts from the operations teams.

17.3.1 Major Equipment List

The New Britannia Mill consists of the following unit operations:

  Ore receiving

- 150-tonne capacity dump pocket with a grizzly screen

- Single 2,700 tonne-capacity fine-ore bin

- Associated belt feeder and conveyor systems.

  Grinding

- 3.5 m x 4.5 m 750 kW primary rod mill (New Britannia rod mill)

- 4.2 m x 6.1 m 1500 kW secondary ball mill (New Britannia ball mill)

- Ancillary pumps, a trash screen, hydrocyclones, and other systems.

  Flotation

- 3 x E1732/4 Jameson cell (scalper flotation, rougher flotation, and rougher scavenger flotation)

- Z1200/1 Jameson cell (cleaner flotation)

- 2 x direct flotation reactors (DFR) (scavenger flotation).

  Leaching, CIP, elution, and refining

- 4 x 1,318 m3 cyanide leach tanks

- 6 x 109 m3 CIP tanks

- Loaded carbon, carbon dewatering, regenerated carbon screens, and carbon fines screen

- Carbon regeneration kiln

- Acid-wash vessel

- Pressure-strip vessel

- Two electrowinning cells

- EW sludge filter

- Induction furnace.

  Concentrate filtration and concentrate load-out:

- 8 m diameter high-rate thickener

- Horizontal plant pressure filter.

  Tailings Detox:

- Two cyanide destruction tanks

- Multi-stage centrifugal pump sets for transferring final tailings from the New Britannia Mill to the Stall Mill via a 200 mm-diameter pipeline.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

17.3.2 New Britannia Grinding

Crushed gold ore trucked from the Stall external crushing plant is dumped at New Britannia into a dump pocket and conveyed into the fine-ore bin. Crushed ore from the fine-ore bin is fed into the open-circuit primary rod mill (740 kW, 3.5 m dia x 4.6 m long). Rod mill discharge is combined with secondary mill discharge and fed to the secondary cyclone cluster (4 duty, 2 standby). Secondary cyclone underflow feeds the secondary ball mill (1500 kW, 4.3 m dia x 6.1 m long), closing the circuit, while secondary cyclone-overflow advances to New Britannia flotation. The grinding circuit configuration is shown in Figure 17-8.

Lime for flotation pH control and initial flotation reagents are added to the feed of the secondary ball mill.

FIGURE 17-8: NEW BRITANNIA GRINDING FLOWSHEET

17.3.3 New Britannia Flotation

Cyclone overflow from New Britannia grinding combines with cleaner tailings and is fed to scalper flotation (E1732/4 Jameson Cell), scalper concentrate reports to concentrate dewatering with tailings combining with combined scavenger-concentrate to feed rougher flotation (E1732/4 Jameson Cell). Cleaner flotation (Z1200/1 Jameson Cell) cleans rougher concentrate to produce a cleaned concentrate for concentrate-dewatering; cleaner tailings returns to scalper flotation, thereby closing the cleaning circuit as shown in Figure 17-9.

Rougher-flotation tailings report to scavenger flotation (E1732/4); those tailings feed DFR scavenger flotation (two 1.7 m DFRs). DFR tailings constitute flotation tailings and report to New Britannia leach.

The flotation circuit uses lime to maintain pH from 10.0 to 10.8 across the rougher and cleaner stages. The circuit employs Aerophine 3418A as the sulphide mineral collectors, and Flottec F189-13 as frother.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 17-9: NEW BRITANNIA FLOTATION FLOWSHEET

17.3.4 New Britannia Concentrate Dewatering

Copper concentrate from New Britannia flotation is fed with flocculant into the feed of the copper-concentrate thickener (8 m Dia). Thickened concentrate reports to the thickened copper-concentrate stock tank where it is then pumped to the copper-concentrate pressure filter (Larox PF25/35) and filtered to <15% moisture. Filtered concentrate is dropped into the copper-concentrate stockpile, where a front-end loader then loads it into trucks for haulage to the Flin Flon concentrate handling facility. The dewatering circuit is shown below in Figure 17-10.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 17-10: NEW BRITANNIA CONCENTRATE DEWATERING FLOWSHEET

17.3.5 New Britannia Leaching

New Britannia flotation tailings and flocculant are pumped to the pre-leach thickener (12.2 m Dia). Thickener underflow is then pumped to the agitated leach tanks (4 1,318 m3 tanks) alongside sodium cyanide solution and hydrated lime to facilitate gold leaching. Slurry cascades through each leach tank until reaching the carbon-adsorption tanks (six 109 m3 tanks). Slurry continues to cascade via gravity through the carbon adsorption tanks from Tanks 1 to 6, while activated-carbon media is transferred countercurrent to slurry flow. Interstage screens retain carbon in each tank; the carbon safety screen captures near-size carbon.

Carbon in the first tank is transferred to the loaded carbon screen, where loaded carbon is retained as oversize and advanced to the carbon-strip vessel while screen undersize (predominately slurry) is returned to carbon adsorption. Hot, caustic cyanide solution is pumped under pressure through the carbon strip vessel, eluting the gold into a pregnant solution. Pregnant solution is pumped to electrowinning, forming a gold- and silver-rich sludge that can then be filtered and dried through sludge filtration until finally being treated with fluxes, and smelted in the induction furnace, producing doré. By-product slag is collected and returned to rod-mill feed.

Stripped carbon is pumped to the carbon-dewatering screen where undersize is combined with the oversize from the carbon safety-screen forming a carbon-fines secondary product. Carbon dewatering-screen oversize is thermally regenerated through the carbon regeneration kiln before returning to the carbon adsorption tanks.

Slurry undersize from the carbon safety-screen is pumped to detoxification where cyanide is destroyed via the INCO SO2/Air process using sodium metabisulphite as the SO2 source and copper sulphate as catalyst. Detoxification occurs in two, parallel air-sparged cyanide-destruction tanks; detox tailings are subsequently pumped to tailings handling. The leaching, carbon, elution, and cyanide destruction flowsheet is shown in Figure 17-11.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 17-11: NEW BRITANNIA LEACH FLOWSHEET

17.4 UTILITIES

17.4.1 Tailings

New Britannia Mill tailings are pumped via a 6.8 km pipeline to Stall Mill, where the tailings from both mills are distributed either separately or combined through separate pipelines to either the ATIA or to the Lalor Mine paste plant. Paste is delivered from a discharge hopper to underground via one of two nominal 8 inch-diameter, hardened steel-cased boreholes from surface to Level 780 of the mine-the main distribution level to direct the paste to other levels above and below. Only one borehole is required during normal operation. The second borehole is available as a spare in the event of a plug or excessive wear on the primary hole. A network of underground lateral piping and level-to-level boreholes transfers the paste from the base of boreholes to the required underground locations.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

17.4.2 Water

The Stall concentrator operates on a mix of approximately 75% reclaim water and 25% fresh water, where reclaim water is decant water sourced from ATIA and fresh water is drawn from Snow Lake. Reclaim water is pumped from ATIA to Stall Mill via a 5 km pipeline, with Stall Mill acting as the central hub for site reclaim water, sending-on required volumes of water to New Britannia through a pipeline running between the mills.

Fresh water is pumped independently from Snow Lake via a 7 km pipeline to holding tanks at Stall Mill or the New Britannia holding tank. Fresh water at both mills is restricted to applications where high-quality water is required, including washrooms and shower facilities, gland water, reagent mixing, and instrument cleaning.

New Britannia has a third water source: internal process water. To reduce external water draw, New Britannia uses supplemental water provided by the aforementioned reclaim and fresh-water pipelines to extensively recycle internal streams-primarily pre-leach thickener and concentrate-thickener overflows-back to its grinding and flotation circuits.

17.4.3 Consumables

Under long-term service agreements, Manitoba Hydro's 115 kV substation supplies power to both Stall and New Britannia mills. Electrical loading varies by up to 33% between summer and winter due to electric-heating loads. With fixed heating-loads and grinding power and infrastructure, it is expected that power consumption will remain at 0.045-0.055 kWh/t milled.

Water consumption in the milling processes includes 80%-90% reclaimed water from the ATIA pumped to Stall Mill, then again to New Britannia Mill, at an average of 3.6 Mm3/a. Additional fresh water is supplied independently to both concentrators through two different permitted pump houses operating at 0.5 Mm3/a.

With the proposed hot tailings project, the same reagent and consumables will be used at Stall and New Britannia mills, apart from zinc-flotation reagents. The key consumables in the milling process are:

  Grinding-high-chrome grinding balls, steel rods
  Flotation-lime, F189 Frother, copper collectors (3418A, 1344), copper sulphate, zinc collector (7279)
  Leaching and cyanide destruction-sodium cyanide, sodium metabisulphide, copper sulphate, lime
  SART-sodium hydrosulphide, sulphuric acid, lime, flocculant.

17.5 STALL FUTURE PROJECTS

As the Lalor Mine matures, and additional satellite ore sources are identified to supplement the feed blend to the Stall Mill, metallurgical projects are actively advanced to match the mill configuration to the ore requirement. The following projects are being advanced through metallurgical testwork, engineering, or both.

17.5.1 Stall Hot Tailings Leach

While gold recovery at the Stall Mill has improved in recent years, relative to the New Britannia processing facility a significant recovery gap of approximately 15% remains. Opportunities to recover additional gold from Stall-mill tailings have been evaluated several times throughout the operation's history, including a 2023 DRA Global (DRA) pre-feasibility study. Previous studies were not advanced due to unfavourable project economics associated with the capital cost, construction requirements, and permitting challenges of installing cyanide-leaching facilities at the Stall site.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

The current project focuses on recovering gold from the Stall Mill zinc rougher-tailings stream (known as Stall hot tailings) by utilizing existing infrastructure, cyanide handling facilities, and permits at the New Britannia site. By transferring the hot tailings stream to New Britannia for processing, the project minimizes capital expenditures and permitting requirements while maintaining cyanide operations and gold security in an established processing facility.

Key project drivers are:

  Gold losses from the Stall Mill hot tailings stream will be recovered through leaching at New Britannia, reducing the current recovery gap between the two processing facilities.
  The project is expected to increase annual gold recovery from Stall by approximately 15% to 20%, providing meaningful support toward the operation's long-term production targets.
  Processing the hot tailings stream prior to deposition in the ATIA eliminates future costs associated with rehandling and reprocessing historical tailings.
  The proposed expansion provides additional processing flexibility for future opportunities, including treating other satellite ore sources, potentially generating additional economic value.
  The hot tailings pre-leach dewatering circuit is expected to further improve water management and site-water balance performance at the New Britannia facility.

Project engineering studies are underway and are focused on integrating the Stall Mill hot tailings stream into the existing New Britannia flowsheet. The project scope has been developed to maximize the use of existing infrastructure while minimizing new permitting requirements and capital investment. Subject to completing detailed engineering and project approvals, the expansion is expected to provide a low-capital, high-return opportunity to increase overall gold recovery and production from the Snow Lake operations. The project is scheduled to progress through detailed engineering in 2026 with construction and commissioning in 2027.

17.5.2 Stall Lead Circuit

The Lalor LOM plan projects an increase in the Pb:Cu ratio from 0.3 to greater than 1.0, while the 1901 deposit is expected to exceed 1.5, creating a need for a lead-mitigation strategy. Current operating data show gold recovery is positively correlated with mass pull to the copper concentrate. As lead grades increase with the introduction of the 1901 deposit, copper-circuit mass pull must be reduced to maintain copper-concentrate specifications, resulting in lower overall gold recovery.

Testwork indicates that a sequential Cu-Pb-Zn flotation circuit can effectively manage increasing lead levels by increasing total mass pull available for gold recovery through both the copper and lead circuits, decoupling gold recovery from copper circuit mass pull, and reducing precious-metal losses to the zinc concentrate stream, where gold payability is less favourable. Lead concentrate quality is not a constraint, as the concentrate will be processed at New Britannia via cyanidation for precious-metals recovery.

The project will be implemented by reconfiguring the existing flotation circuit from pre-flotation, copper flotation, and zinc flotation to a sequential copper, lead, and zinc flotation circuit.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

17.5.3 Stall Flash Flotation

Testwork at Lalor demonstrated improved gold recoveries through flash flotation. Based on these positive results, a flash flotation cell is being commissioned in the primary grinding circuit to further enhance gold recovery.

17.6 FUTURE NEW BRITANNIA PROJECTS

As the Lalor Mine matures and additional satellite ore sources are identified to supplement the feed blend to the New Britannia Mill, metallurgical projects are actively advanced to match the configuration of the mill to the ore requirement. Several projects are being advanced through metallurgical testwork, early-stage engineering, or both.

17.6.1 SART Plant Project

The construction of a new sulphidization, acidification, recycling, and thickening (SART) plant is underway at the New Britannia Mill to improve metal recoveries, reduce operational costs, and lower the nitrogen levels in water discharged to the environment by reducing cyanide consumption. The SART process is a cyanide-recycling process that separates cyanide from dissolved copper, precipitates copper into a saleable by-product and regenerates free cyanide to be reused for gold leaching. Adding this plant does not change the gold-recovery process at New Britannia, which is still a standard CIP adsorption, desorption, and recovery process route. Key project drivers are:

  Net reduction in operating expenditures due to reduction in cyanide dosing to the leach circuit and sodium metabisulphite in cyanide destruction due to recycling of cyanide through the SART process.
  Copper in the leach solution currently lost to tailings will be recovered as a saleable precipitate in the SART process.
  Silver in the leach solution will be recovered along with the copper precipitate-Currently this silver reports to doré; however, silver recovery through SART (99%) exceeds current leach and CIP recovery to doré (83%).
  Due to unloading of copper and silver in the CIP circuit, the carbon adsorption process will be more effective and align with industry-standard metrics, leading to an expected increase in global gold recovery.
  Reduction in nitrogen discharged to the environment due to the reduction in cyanide consumption at site.

17.6.2 Recovery Projects

In addition to SART, New Britannia has several projects in progress looking to address identified gaps in New Britannia's metallurgical performance. These projects include adding a regrind mill, regrind Knelson gravity concentrator, and flash flotation cell in the grinding circuit. Initiatives look to maximize free cash-flow primarily through:

  Increasing base-metals revenues through increased flotation recovery from increasing liberation.
  Reducing plant operating costs through reducing cyanicides in leach feed through increasing flotation recovery.

Routine monthly composite mineralogy for New Britannia indicates a broad size-distribution of liberated and partially liberated copper sulphides present in the flotation tailings stream with, concentrate specification oftentimes constraining the plant. Concentrate mineralogy supports the notion that liberation is constraining, with concentrate experiencing grade dilution due to composites.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

A down-the-bank flotation survey was conducted, with size-by-size assays and mineralogy on key internal streams, with the metal balance showing that the coarse composites were able to recover to the rougher and rougher-scavenger concentrates but were being (deliberately) rejected in the cleaner. Therefore, initiatives were pursued that looked at transforming the liberation characteristics of the identified recirculating copper-composites to improve concentrate specifications and thereby unlocking copper recovery.

The copper rougher-scavenger concentrate will be treated via a closed-circuit regrind mill incorporating a gravity concentrator, to prevent potential overgrinding of fine gold particles. This also provides the opportunity to separately direct the gold-rich gravity-concentrate stream to the highest-payability treatment pathway.

Another outcome of both routine mineralogy and the comprehensive flotation survey-work was the identification of ultrafine, liberated chalcopyrite species in the flotation tailings that were failing to float, which is likely driven by poor kinetics. The ultrafine liberation makes this chalcopyrite particularly prone to behaving as a cyanicide throughout leaching. In conjunction with Lalor gold-ore mineralogy showing the coarse-textured nature of the chalcopyrite, it is hypothesized that the grinding process is generating these ultrafines; therefore, mechanisms were pursued to recover chalcopyrite as it becomes liberated.

It is proposed that the recirculating load in the New Britannia grinding circuit be treated via flash flotation. Site personnel conducted testwork in accordance with the Outokumpo Skim-Air laboratory test-procedure. The testwork results provided very strong indications of Lalor gold ore's amenability to flash flotation.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 17-1: STALL MILL PRODUCTION SCHEDULE

Year	Stall
	Lalor					1901					Talbot					Rail
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
2027	708,176	2.43	22.63	0.50	3.24	121,655	2.88	27.74	0.28	7.15	-	-	-	-	-	-	-	-	-	-
2028	761,814	2.50	18.82	0.58	2.03	106,328	2.04	19.01	0.31	6.17	-	-	-	-	-	-	-	-	-	-
2029	588,098	2.53	19.55	0.52	2.17	286,640	2.14	24.73	0.38	5.92	-	-	-	-	-	-	-	-	-	-
2030	885,417	2.63	19.62	0.52	1.66	231,448	1.64	22.83	0.49	4.74	-	-	-	-	-	-	-	-	-	-
2031	861,927	2.31	17.90	0.55	1.72	245,219	1.48	22.34	0.27	7.48	-	-	-	-	-	-	-	-	-	-
2032	843,197	1.73	19.87	0.41	2.69	261,953	1.33	23.64	0.28	8.73	-	-	-	-	-	43,835	0.48	5.24	1.71	0.55
2033	791,535	1.65	20.02	0.77	2.80	140,805	1.19	26.32	0.34	7.82	-	-	-	-	-	392,723	0.52	5.52	1.76	0.56
2034	733,824	1.53	23.76	0.32	3.94	21,610	1.02	17.52	0.35	6.60	81,385	1.33	29.72	1.71	1.55	443,991	0.48	5.19	1.76	0.51
2035	712,236	1.49	25.65	0.23	4.10	-	-	-	-	-	196,255	1.78	35.73	2.02	1.42	444,000	0.55	5.87	2.26	0.51
2036	649,607	1.40	26.19	0.20	4.28	-	-	-	-	-	263,806	1.51	34.47	2.28	1.72	182,048	0.62	6.37	2.19	0.71
2037	638,842	1.59	22.07	0.16	4.34	-	-	-	-	-	282,091	1.22	25.74	1.84	1.13	-	-	-	-	-
LOM[1], [2]	8,174,673	2.00	21.30	0.44	2.93	1,415,658	1.74	23.68	0.34	6.84	823,538	1.46	31.31	2.01	1.43	1,506,597	0.53	5.62	1.96	0.55

Note: 1 Totals in tonnes may not add correctly due to rounding.

2 LOM metal grades are calculated as weighted arithmetic means.

Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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TABLE 17-2: NEW BRITANNIA MILL PRODUCTION SCHEDULE

Year	New Britannia
	Lalor					1901					Talbot					WIM					3 Zone
	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes	Au (g/t)
2027	841,222	5.47	22.15	0.91	0.38	30,719	2.58	15.29	0.95	0.90	-	-	-	-	-	-	-	-	-	-	-	-
2028	777,606	4.95	23.97	1.00	0.41	96,326	2.99	15.08	1.00	0.57	-	-	-	-	-	-	-	-	-	-	-	-
2029	874,397	4.67	23.65	1.22	0.43	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2030	614,102	4.13	17.68	1.25	0.42	17,325	3.22	20.01	0.13	0.56	-	-	-	-	-	-	-	-	-	-	247,483	3.00
2031	642,674	4.59	21.40	0.34	0.38	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	226,234	2.74
2032	632,420	2.71	20.06	0.25	0.53	9,875	2.80	17.46	0.10	0.64	-	-	-	-	-	-	-	-	-	-	233,548	2.74
2033	606,397	3.42	16.94	0.37	0.49	23,534	3.20	18.52	0.10	1.00	-	-	-	-	-	-	-	-	-	-	229,999	2.59
2034	620,888	2.51	15.34	0.43	0.69	22,956	3.39	16.86	0.08	0.77	-	-	-	-	-	15,734	0.85	5.37	0.76	0.04	215,973	2.96
2035	677,962	2.49	16.30	0.55	0.67	-	-	-	-	-	-	-	-	-	-	197,042	0.95	5.56	0.87	0.08	-	-
2036	667,920	2.78	15.11	0.45	0.60	-	-	-	-	-	-	-	-	-	-	162,042	0.90	5.31	1.08	0.06	-	-
2037	679,797	2.79	14.78	0.12	0.75	-	-	-	-	-	-	-	-	-	-	185,971	0.85	5.85	1.49	0.10	-	-
2038	-	-	-	-	-	-	-	-	-	-	315,750	1.45	26.12	1.90	1.07	486,643	1.10	5.66	1.42	0.14	-	-
2039	-	-	-	-	-	-	-	-	-	-	315,385	1.42	26.56	2.00	1.14	607,878	0.95	4.67	1.25	0.19	-	-
2040	-	-	-	-	-	-	-	-	-	-	319,375	1.02	20.28	1.65	0.96	619,768	1.46	5.40	1.29	0.14	-	-
2041	-	-	-	-	-	-	-	-	-	-	320,250	1.72	24.99	2.14	0.98	557,208	1.53	5.42	1.33	0.19	-	-
2042	-	-	-	-	-	-	-	-	-	-	305,864	1.53	26.59	2.06	1.14	531,249	1.11	4.15	1.31	0.40	-	-
2043	-	-	-	-	-	-	-	-	-	-	311,503	1.63	21.72	1.58	0.80	289,480	1.10	4.12	1.31	0.39	-	-
LOM[1], [2]	7,635,386	3.77	19.15	0.65	0.52	200,736	3.01	16.26	0.66	0.69	1,888,125	1.46	24.36	1.89	1.02	3,653,015	1.17	5.06	1.29	0.21	1,153,238	2.81

Note: 1 Totals in tonnes may not add correctly due to rounding.

2 LOM metal grades are calculated as weighted arithmetic means.

Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 17-3: STALL MILL RECOVERY SCHEDULE

Year	Stall Recovery
	Lalor				1901				Talbot				Rail
	Cu (%)	Au (%)	Ag (%)	Zn (%)	Cu (%)	Au (%)	Ag (%)	Zn (%)	Cu (%)	Au (%)	Ag (%)	Zn (%)	Cu (%)	Au (%)	Ag (%)	Zn (%)
2026	85	74	63	86	65	74	63	91	-	-	-	-	-	-	-	-
2027	85	74	63	86	65	74	63	91	-	-	-	-	-	-	-	-
2028	88	93	74	82	71	93	72	90	-	-	-	-	-	-	-	-
2029	88	93	74	83	75	93	72	90	-	-	-	-	-	-	-	-
2030	88	93	74	80	81	92	72	89	-	-	-	-	-	-	-	-
2031	89	93	74	80	62	92	72	91	-	-	-	-	-	-	-	-
2032	84	92	73	86	61	92	71	91	-	-	-	-	93	91	72	66
2033	88	92	73	83	65	92	72	91	-	-	-	-	93	91	73	65
2034	78	92	73	88	68	92	71	90	88	92	74	72	93	91	73	65
2035	70	92	73	89	-	-	-	-	88	92	75	70	93	91	73	65
2036	65	92	73	89	-	-	-	-	88	92	75	71	93	91	73	66
2037	62	92	72	89	-	-	-	-	88	92	74	69	-	-	-	-
2038	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LOM[1]	84	91	72	86	70	90	71	90	88	92	75	71	93	91	73	65

Note: 1 Weighted arithmetic mean.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 17-4: NEW BRITANNIA MILL RECOVERY SCHEDULE

Year	New Britannia Recovery
	Lalor			1901			WIM			Talbot			3 Zone
	Cu (%)	Au (%)	Ag (%)	Cu (%)	Au (%)	Ag (%)	Cu (%)	Au (%)	Ag (%)	Cu (%)	Au (%)	Ag (%)	Au (%)
2027	93	91	84	94	89	84	-	-	-	-	-	-	-
2028	94	90	84	94	89	84	-	-	-	-	-	-	-
2029	95	90	84	-	-	-	-	-	-	-	-	-	-
2030	95	90	84	60	89	84	-	-	-	-	-	-	84
2031	84	90	84	-	-	-	-	-	-	-	-	-	85
2032	78	89	84	47	89	84	-	-	-	-	-	-	85
2033	85	89	84	49	89	84	-	-	-	-	-	-	85
2034	87	88	84	33	89	84	-	-	-	93	76	62	85
2035	90	88	84	-	-	-	-	-	-	93	78	64	-
2036	88	89	84	-	-	-	-	-	-	94	78	66	-
2037	56	89	84	-	-	-	-	-	-	94	79	72	-
2038	-	-	-	-	-	-	89	87	85	94	82	87	-
2039	-	-	-	-	-	-	89	87	85	94	80	86	-
2040	-	-	-	-	-	-	89	86	85	94	86	86	-
2041	-	-	-	-	-	-	90	88	85	94	87	86	-
2042	-	-	-	-	-	-	89	87	85	94	82	86	-
2043	-	-	-	-	-	-	89	87	85	85	81	79	-
LOM[1]	91	90	84	92	89	84	89	87	85	93	83	82	84

Note: 1 Weighted arithmetic mean.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 17-5: METAL PRODUCTION SCHEDULE

Year	Lalor				1901				Talbot				Rail			WIM				3 Zone
	Au (oz 000s)	Ag (oz 000s)	Cu (t 000s)	Zn (t 000s)	Au (oz 000s)	Ag (oz 000s)	Cu (t 000s)	Zn (t 000s)	Au (oz 000s)	Ag (oz 000s)	Cu (t 000s)	Zn (t 000s)	Au (oz 000s)	Ag (oz 000s)	Cu (t 000s)	Zn (t 000s)	Au (oz 000s)	Ag (oz 000s)	Cu (t 000s)	Au (t 000s)
2027	175	828	10	20	11	81	0	8	-	-	-	-	-	-	-	-	-	-	-	-
2028	169	846	11	13	15	86	1	6	-	-	-	-	-	-	-	-	-	-	-	-
2029	163	833	13	11	18	165	1	15	-	-	-	-	-	-	-	-	-	-	-	-
2030	143	707	11	12	13	132	1	10	-	-	-	-	-	-	-	-	-	-	-	20
2031	145	739	6	12	11	126	0	17	-	-	-	-	-	-	-	-	-	-	-	17
2032	92	736	4	19	11	147	0	21	-	-	-	-	1	5	1	0	-	-	-	17
2033	98	649	7	18	7	97	0	10	-	-	-	-	6	51	6	1	-	-	-	16
2034	78	664	4	26	3	19	0	1	3	58	1	1	6	54	7	1	0	2	0	17
2035	80	724	4	26	-	-	-	-	10	169	3	2	7	61	9	1	5	22	2	-
2036	80	669	3	25	-	-	-	-	12	218	5	3	3	27	4	1	4	18	2	-
2037	84	599	1	25	-	-	-	-	10	174	5	2	-	-	-	-	4	25	3	-
2038	-	-	-	-	-	-	-	-	13	226	5	0	-	-	-	-	14	77	7	-
2039	-	-	-	-	-	-	-	-	13	230	6	0	-	-	-	-	15	78	7	-
2040	-	-	-	-	-	-	-	-	9	177	5	0	-	-	-	-	25	92	8	-
2041	-	-	-	-	-	-	-	-	15	219	6	0	-	-	-	-	24	84	7	-
2042	-	-	-	-	-	-	-	-	13	223	6	0	-	-	-	-	15	61	7	-
2043	-	-	-	-	-	-	-	-	14	185	4	0	-	-	-	-	8	30	3	-
Total	1,306	7,993	76	205	88	853	5	88	112	1,880	46	8	23	198	27	5	114	489	44	88

Note: Production includes metal contained in concentrate and doré.
Totals may not add correctly due to rounding.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 17-6: SNOW LAKE COMBINED MILL PRODUCTION AND RECOVERY SCHEDULE

Total Snow Lake (Stall and New Britannia Combined)
Year	Ore Milled		Combined Grade				Combined Recoveries
	(t 000s)	t/d	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Cu (%)	Au (%)	Ag (%)	Zn (%)
2027	1,701,772	4,862	3.97	22.63	0.69	2.1	90	85	73	88
2028	1,742,074	4,977	3.59	20.93	0.77	1.5	91	91	79	84
2029	1,749,134	4,998	3.53	22.45	0.85	1.9	92	91	79	87
2030	1,995,775	5,702	3.03	16.97	0.67	1.4	92	90	77	84
2031	1,976,055	5,646	3.00	17.54	0.38	1.8	85	91	78	86
2032	2,024,829	5,785	2.08	17.80	0.32	2.4	81	90	77	88
2033	2,184,992	6,243	2.03	14.84	0.72	1.8	89	90	76	84
2034	2,156,362	6,161	1.74	15.09	0.67	1.8	89	89	76	86
2035	2,227,496	6,364	1.59	17.97	0.95	1.7	90	90	76	86
2036	1,925,422	5,501	1.78	19.85	0.83	2.0	88	90	76	86
2037	1,786,702	5,105	1.91	18.19	0.55	2.0	84	90	76	87
2038	802,392	2,293	1.23	13.71	1.61	0.5	92	84	86	-
2039	923,262	2,638	1.11	12.15	1.51	0.5	92	83	85	-
2040	939,143	2,683	1.31	10.46	1.41	0.4	92	86	85	-
2041	877,457	2,507	1.60	12.56	1.62	0.5	92	87	86	-
2042	837,113	2,392	1.26	12.35	1.58	0.7	92	84	85	-
2043	600,983	1,717	1.38	13.24	1.45	0.6	87	85	84	-
LOM1, [2]	26,450,964	-	2.29	17.23	0.83	1.6	90	89	78	86

Note: 1 Totals in tonnes may not add correctly due to rounding.

2 LOM metal grades and recoveries are calculated as weighted arithmetic means.

Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18 PROJECT INFRASTRUCTURE

18.1 AREA SURFACE INFRASTRUCTURE

Lalor Mine is 16 km by road from the Town of Snow Lake, Manitoba. General area infrastructure includes provincial roads, 115 kV Manitoba Hydro grid power within 4 km of Lalor and Manitoba Telecom (Bell) land line and cellular phone service.

The Town of Snow Lake is a full-service community with available housing, health facility, police, fire department, potable water system, restaurants, and stores. The community is serviced by a 914 m gravel airstrip to provide emergency medical evacuation. Hudbay owns a contractor operated 520-person camp in Snow Lake and the New Britannia Mine, mill, and office.

Figure 18-1 provides an overview of the various infrastructure, and of the material flow from the mine to the tailings disposal-facility in Snow Lake.

FIGURE 18-1: SNOW LAKE MINING, PROCESSING, AND TAILINGS FACILITIES

Source: Hudbay (this report).

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18.1.1 WIM and 3 Zone Sites

The WIM deposit is approximately 15 km by road north of the New Britannia Mill, 315 mASL. There is currently no all-season road access to the site. Developing WIM includes constructing approximately 15-16 km of new all-season access road connecting the site to the north end of Birch Lake tailings impoundment area.

The 3 Zone deposit is approximately 3 km northwest of New Britannia Mill and accessible by an existing all-season private road. From Lalor, it is approximately 8 km northeast (12 km by road). This Technical Report assumes that portions of the existing access and infrastructure will require re-establishment prior to development.

Site layouts for both projects have been refined as part of the current engineering studies. Surface infrastructure will include administration and personnel facilities, maintenance and warehouse facilities, ore and waste-handling areas, electrical distribution, ventilation, water-management systems, and other supporting utilities. Additional details of the planned surface infrastructure are provided in the following sections.

18.1.2 Chisel North Mine Site

The Chisel North mine site is 3.5 km from Lalor Mine. Infrastructure includes:

  Building complex with offices, change house and shop
  Lalor Mine electrical substation with two 115-25 kV 24 MVA transformers
  Water pumping station (booster pump station) with holding tanks and pumps
  Ore pad for transferring ore to highway trucks
  Waste rock stockpile capacity of approximately 60,000 tonnes. The total capacity will be expanded to approximately 250,000 tonnes with the construction of a new pad in 2027.

South of the mine site, along PR 395, are two mine fresh-air raises equipped with downcast fans and mine heaters; each raise has a 30,000 US gallon propane tank.

18.1.3 Chisel Lake Mine Site

The Chisel Lake mine site is a decommissioned mine approximately 7.5 km from Lalor. Infrastructure includes:

  Mined-out open pit used for potentially acid generating waste rock disposal, and storing mine-discharge water and water treatment-plant sludge
  High-density-sludge-process acidic water treatment plant that can treat up to 2,500 US gpm
  Fresh (process)-water pumps for Lalor Mine.

18.1.4 Anderson Tailings Impoundment Area Site

The permitted Hudbay ATIA is approximately 12 km from Lalor. Infrastructure includes:

  Slurried-tailings pump station
  13 km of 14-inch buried pipeline from ATIA to Lalor to deliver slurried tailings to the Lalor paste backfill plant
  13 km of 10 inch-diameter buried pipeline to return water from the paste plant to ATIA.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18.1.5 Mine Access Corridor

The mine-access corridor is the roadway between the PR 395 at the Chisel North mine site to Lalor Mine site. Infrastructure in the corridor includes:

  Four km of 25 kV overhead power lines
  Buried and heat traced process water and mine discharge pipelines
  Buried slurried-tailings and return-water pipelines.

18.2 MINE SITE SURFACE INFRASTRUCTURE

18.2.1 Lalor

A site drawing of the Lalor access road and services is shown in Figure 18-2. The Lalor Mine surface infrastructure includes the following:

  Mine site services: this includes pole and buried electrical power lines; transformers and switchgear; and buried freshwater, mine-discharge water, and tailings pipelines.
  Hoist house: contains electrical distribution for the site; hoist and communication control room; production hoist (Davy Markham, double drum, 4,828 kW); service hoist (Davy Markham, double drum, 2,414 kW); three GA 250 screw compressors (1,477 cfm @ 120 psi each).
  Headframe: contains utility hoist (Davy Markham, single drum, 314 kW); bin house (approximate capacity 1,000 tonnes of ore); external bunker (capacity 1,200 tonnes of ore); two 250 hp downcast fans (313,000 cfm each); and mine air heater.
  Two exhaust fans (2,500 hp each) with a combined capacity of 1,221,000 cfm approximately 1.0 km from the production shaft.
  Main pump station: includes holding tanks for discharge water, process water, and potable water; PAL water system and pumps for discharge; potable, process, and fire water.
  Paste backfill plant with tailings-receiving and storage tanks, tailings thickener, tailings filters, and cement storage silos.
  786-person change house capacity across four change houses at Lalor. A 75 person-capacity change house is available at Chisel North for use by contracting partners.
  Two 30,000 US gallon propane tanks.
  Office complex for health and safety, training, and mine rescue.
  Fuel tanks and pumps for diesel and gas.
  Warehouse and shop.
  Multiple storage containers (sea containers) and contractors' office trailers.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 18-2: LALOR MINE SITE GENERAL ARRANGEMENT

Source: Hudbay (this report).

18.2.2 Talbot

Figure 18-3 shows the Talbot site surface infrastructure, including:

  Camp: modular camp complex with a 60-person capacity. The camp will include a kitchen and recreation facilities.
  Office: modular complex with office space, meeting rooms, and a dry.
  Shop and warehouse: 52 x 20.5 m pre-engineered maintenance facility.
  Laydown: 75 x 65 m laydown area.
  Fuel storage: 75,000 L diesel tank and a 5,000 L gasoline tank in an 18 x 12 m containment.
  Portal: 10 m-deep box cut.
  Fresh air fan and heater: two 250 hp fan with heaters.
  Exhaust air fan: two 900 hp fans.
  Settling pond: 100 x 30 m.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report
  Water treatment plant: 18 x 15 m pre-engineered building.
  Ore stockpile: 40 x 25 m lined pad with knob block containment walls and a 3,600-tonne capacity.
  Temporary waste stockpile: 230 x 185 m limestone-lined pad.
  Water systems: drinking water will be delivered. A well will supply potable water, and mine process water will be recycled.
  Sewage systems: sewage will be collected in tanks and hauled off site for treatment.

FIGURE 18-3: TALBOT PROPERTY SITE PLAN

18.2.3 Rail

The Rail site drawing shown in Figure 18-4 includes the following planned surface infrastructure:

Figure 18-3 shows the Talbot site surface infrastructure, including:

  Camp: Modular camp complex will accommodate 100 people, and will include kitchen and recreation facilities.
  Parking lot: Gravel parking will accommodate 100 vehicles.
  Office: Modular office complex that will include office space, lineup rooms, common areas, and dry and shower facilities with 175 lockers.
  Shop: 12.0 by 18.0 m pre-engineered maintenance facility.
  Warehouse: 18.0 by 29.0 m pre-engineered warehouse facility.
  Laydown: 65.0 by 75.0 m laydown area.
  Fuel dispensary: Will include two 30,000 L tanks and containment pad.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report
  Generators: Will include fenced-in area with five 1.0 MW diesel generators, two 70,000 L fuel tanks and containment pad, and electric house.
  Portal: 10.0 m-deep box cut with entrance to underground ramp.
  Fresh-air fan and heater: A 1000 kW surface fan with direct-fired propane heaters and propane tank farm.
  Exhaust raise: Fenced exhaust-raise collar.
  Settling pond: 50.0 by 50.0 m settling pond that will accept collected site runoff water and water pumped from underground.
  Water treatment plant: Modular water treatment plant contained with a 15.0 by 18.0 m pre-engineered structure.
  Ore stockpile: 30.0 by 30.0 m geomembrane lined with knob-block containment walls; will accommodate 3,600 tonnes of ore from underground prior to being truck hauled to the Stall Mill.
  Temporary waste stockpile: 120.0 by 220 m limestone-lined pad that will temporarily accommodate 500,000 tonnes of waste rock. During the final two years of operation, the waste rock will be backhauled underground for permanent disposal.
  Water systems: Drinking water will be bottled water delivered to site. It is anticipated that potable water will be drawn from the Rail Lake. Process water for underground drilling and dust-suppression activities will be recycled.
  Sewage systems: Sewage will be contained in tanks and collected to be hauled off site for processing.

FIGURE 18-4: RAIL PROPERTY SITE PLAN

Page 18-6

Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18.2.4 WIM

WIM access road and services are shown in Figure 18-5. The mine's surface infrastructure includes:

  Maintenance facilities: A two-bay facility has been costed for the duration of operations.
  Warehouse: On-site staff handle all purchasing, with regular freight movement between sites. The on-site warehouse space accommodates spares for mining equipment.
  Fuel and lube distribution: The fuel system includes a surface fuel-farm and storage tanks with fuel distribution to the underground operations via a fuel-and-lube truck. A contractor will provide this service.
  Main administration offices: Constructing a small trailer facility has been costed to accommodate technical staff, and include a washroom facility.
  Mine dry and conference space: A trailer will be placed at WIM to provide facilities for staff and operations. The trailers will have a lunchroom areas for meetings.
  Electrical and power distribution: The above-ground electrical distribution originates at the New Britannia Mill and will be fed to WIM through a new pole line. From there, primary feeders will supply the underground electrical distribution system from the mine-services power-distribution switchgear.
  Ventilation: WIM will be ventilated using surface air fans along with a propane-fired mine air heater. Bored raises from surface, with underground ventilation transfer raises will be developed.
  Process water: Fresh water will be provided to WIM site via a pumphouse at Compton Lake. Constructing a small road, pipeline, and pump house has been costed for this site. A multi-stage settling pond and water-treatment facility will be constructed for the mine site.

18.2.5 3 Zone

3 Zone access road and services are shown in Figure 18-6. The mines surface infrastructure includes:

  Maintenance facilities: The primary maintenance facility for surface and underground equipment constructed to service Lalor Mine is too distant to use, and a small two bay facility has been costed at the site.
  Warehouse: The on-site staff handles all purchasing, with regular freight movement between sites. The on-site warehouse space accommodates spares for mining as well as milling operations.
  Fuel and lube distribution: The fuel system includes a surface fuel-farm and storage tanks with fuel distribution to the underground operations via a fuel-and-lube truck. A contractor will provide this service.
  Administration offices: 3 Zone will use existing office space at New Britannia.
  Mine dry: A dry trailer will be placed at 3 Zone to provide facilities for operations.
  Electrical and power distribution: The above-ground electrical distribution originates at the New Britannia Mill site and terminates at the 3 Zone portal. The pole line will be rehabilitated prior to operations.
  Ventilation: 3 Zone will be ventilated using surface air-fans along with a propane-fired mine air heater. Bored raises from surface, with underground ventilation transfer-raises will be developed.
  Process water: Water to the site will be provided via an existing pipeline. 3 Zone discharge water will use the New Britannia reclaim water system.
Page 18-7

Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 18-5: WIM SITE LAYOUT

6,098,500N
6,098,000N
433,500E
434,000E
SURFACE RAISE
N6098184
E433016
EL.310(asl)
ACCESS ROAD TO SURFACE VENT RAISE
EXISTING ACCESS ROAD
ELEC. SUBSTATION
MAINTENANCE SHOP
DRY/OFFICE
3 TRAILERS
DECLINE TO UNDERGROUND
DEWATERING DECANT
PORTAL
TEMPORARY VENTILATION
LAYDOWN
60mX120m
WAREHOUSE - EXISTING @ BRITTANNIA MILL
MAIN ADMIN OFFICE - EXISTING @ BRITTANNIA MILL
ORE STOCKPILE
WASTE STOCKPILE
FUEL FARM & TANKS
ACCESS ROAD TO 3ZONE
1:5000
0
125
250

6,098,000N
6,096,000N
6,094,000N
6,092,000N
6,090,000N
6,088,000N
6,086,000N
6,084,000N
432,000E
434,000E
3ZONE
BRITTANNIA MILL
1:75000

REV	DESCRIPTION	VERIFIED BY	APPROVED BY	DATE
REVISIONS				

CLIENT:

BBA

DESIGNED BY: 2019-12-13	DRAFTED BY: DJD
VERIFIED BY:	APPROVED BY:
SCALE: AS NOTED	DATE: 2019-05-21

PROJECT: HUDBAY MINERALS

TITLE: WIM ZONE

SITE LAYOUT PLANS

DRAWING No.: 3516001-000014-4M-D006-0002 | SHEET: 01 | SIZE: B | REV: RAA

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 18-6: 3 ZONE SITE LAYOUT

6,084,400N
6,084,200N
6,084,000N
6,083,800N
6,083,600N
433,000E
433,200E
433,400E
433,600E
N
ACCESS ROAD
TO WIM
18KM
N6084065
E433069
EL.279(asl)
DEWATERING
DECANT
UNIT
PORTAL
TEMPORARY
VENTILATION
ORE STOCKPILE
8500T
WASTE STOCKPILE
8500T
SURFACE
RAISE
N6084109
E433533
EL.307(asl)
LAYDOWN
60X125
CORE SHACK AREA
FUEL
FARM
ELEC.
SUBSTATION
MAINTENANCE
SHOP
DRY/OFFICE
3 TRAILERS
ACCESS ROAD
TO BRITTANNIA MILL
2KM
1:4000
BRITTANNIA MILL
6,098,000N
6,096,000N
6,094,000N
6,092,000N
6,090,000N
6,088,000N
6,086,000N
6,084,000N
WIM ZONE
BRITTANNIA MILL
1:75000
0
750
1500

PROJECT:	HUDBAY MINERALS
TITLE:	3 ZONE
	SITE LAYOUT PLAN

REV	DESCRIPTION	VERIFIED BY	APPROVED BY	DATE

REVISIONS

CLIENT:

BBA

DESIGNED BY: DJD	DRAFTED BY: DJD
VERIFIED BY:	APPROVED BY:
SCALE: AS NOTED	DATE: 2019-06-21

DRAWING No.:	SHEET:	SIZE:	REV:
3516001-000014-4M-D006-0001	01	B	RAA

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18.3 MINE UNDERGROUND INFRASTRUCTURE

18.3.1 Lalor and 1901 Mines

Lalor and 1901 mining infrastructure includes excavations and equipment normally used below the shaft collar. The main production shaft is 6.9 m in diameter, concrete-lined, with five compartments equipped with:

  Two 16-tonne skips.
  One double-deck cage (50 people per deck).
  Counterweight.
  Utility conveyance (6-person cage).
  Three main shaft stations at Level 835, Level 910, and Level 955.
  Lateral development, consisting of 6 x 5 m ramps and level development connecting all mine workings.
  Ramp from surface to Level 810. Secondary egress from the mine. Total distance is approximately 6.0 km.
  Power distribution, consisting of:

- 2 x 25 kV power cables down the shaft with a third planned in 2027

- 7.5 MVA 25 kV to 13.8 kV transformers at the Level 835 and Level 910 shaft stations

- Primary distribution throughout the mine is 13.8 kV, with transformers to 600 V for local distribution.

  Compressed air, process water, and discharge-water pipelines throughout the mine.
  Leaky feeder underground wireless radio communication system.
  Fibre-optic backbone for data and video with a network of access points at key areas across the mine.
  Ore-handling system consisting of two rock breakers and bins on Level 910; feeding chutes and conveyor system on Level 955.
  Surface mobile maintenance-shop at the Chisel North complex. Lalor maintenance shop near Level 910 shaft station for underground vehicles.
  Water discharge system consisting of a series of drain holes and sumps with submersible pumps. Two settling cones on Level 910. Clean-water sumps on Level 955 with 1,250 hp 10-stage Mather Platt pump (740 gpm).

18.3.2 Electrical Distribution and Equipment

The provincial power utility, Manitoba Hydro, supplies grid electricity. Manitoba Hydro's 115 kV power line terminates at the Chisel North mine site, approximately 3.5 km by road from the Lalor Mine site. This feeds power to the Hudbay-owned main distribution substation consisting of two 115-25 kV 24 MVA transformers. The substation is completely equipped with an e-house and four GE Powervac circuit breakers and a tie breaker.

Breaker 52-C1 provides power to:

  The Chisel North mine site
  The Chisel Lake mine site
  The Chisel North mine downcast fan substation
  Lalor Mine ramp downcast fan site.
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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Breaker 52-L1-Lalor CCT1 provides power to:

  Lalor Mine site pumphouse and water-treatment plant
  Lalor Mine exhaust fans
  Lalor paste plant
  Hoist house electrical room Bus 1, which distributes power to:

- Mine underground Feeder A

- VFD drives for production hoist

- Motor control centre (MCC) for production hoist

- Hoist house PDC (compressors)

- MCC for service hoist

- Auxiliary hoist.

Breaker 52-L2-Lalor CCT2 provides power to the following areas:

● Mine UG Feeder B which feeds

- Headframe complex

- VFD drives for service hoist.

- Intake fans

- Lalor Mine office/dry.

18.3.3 Mine Underground Power Supply

The Lalor and 1901 mines underground electrical distribution to the mine workings consists of a 25 kV feed down the shaft that is stepped down to 13.8 kV at the shaft stations. This is further stepped down to 600 V. This power is used to power:

  Auxiliary ventilation fans
  Auxiliary pumps
  Mobile electric jumbo drills and bolters
  Underground fiber communication network.

18.3.4 Emergency Generators

Emergency generators are required to maintain water flows and to evacuate the mine in the case of power failure. Emergency generators are at:

  Lalor Mine pump house and treatment plant (Cummins 350 kW)
  Booster pump station (Cummins 350 kW)
  Lalor auxiliary hoist (Cummins 1000 kVA)
  Paste backfill plant (Cummins 1000 kVA)
  Anderson pump station (Cummins 1000 kVA).

In the event of a power failure, all generators are equipped with an automatic transfer switch that will transfer to generator power and vice versa.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

18.3.5 Talbot, Rail, WIM, and 3 Zone

Table 18-1 summarizes the underground infrastructure for Talbot, Rail, WIM, and 3 Zone.

TABLE 18-1: SATELLITE DEPOSIT UNDERGROUND INFRASTRUCTURE

Infrastructure Type	Talbot	Rail	WIM	3 Zone
Primary Access and Ore Conveyance	5.0 x 5.0 m haulage ramp	4.6 x 4.0 m haulage ramp	5.0 x 4.5 m haulage ramp	4.8 x 4.2 m haulage ramp
Ventilation	5.0 m fresh-air raise, fresh-air transfer raises, auxiliary fans, bulkheads and regulators	4.5 m fresh-air raise, fresh-air transfer raises, auxiliary fans, bulkheads and regulators	3.0 m fresh-air raise, fresh-air transfer raises, auxiliary fans, bulkheads and regulators	3.0 m fresh-air raise, fresh-air transfer raises, auxiliary fans, bulkheads and regulators, ventilation transfer ramps
Dewatering	135 hp stage pumps, 15 hp level pumps, underground clarifier, power and control panel, flow meters, piping, drain holes	120 hp stage pumps, 20 hp level pumps, underground clarifier, power and control panel, flow meters, piping, drain holes	100 hp stage pumps, 20 hp level pumps, underground clarifier, power and control panel, flow meters, piping, drain holes	100 hp stage pumps, 20 hp level pumps, clarifier, power and control panel, flow meters, piping, drain holes
Electrical	1000 kVA substation(s), leaky feeder system to provide radio communication	1000 kVA substation(s), leaky feeder system to provide radio communication	1000 kVA substation(s), leaky feeder system to provide radio communication	1000 kVA substation(s), leaky feeder system to provide radio communication
Safety and Hygiene	Permanent refuge stations, portable refuge station, lunchroom, latrines	Permanent refuge stations, portable refuge station, lunchroom, latrines	Permanent refuge stations, portable refuge station, lunchroom, latrines	Refuge stations, lunchroom, latrines
Mining Support	SatStat fuelling stations, powder and cap magazines, material storages, equipment service bay	SatStat fuelling stations, powder and cap magazines, material storages, equipment service bay	SatStat fuelling stations, powder and cap magazines, material storages, Equipment service bay	SatStat fuelling stations, powder and cap magazines, material storages, Equipment service bay
Secondary Egress	Bored or drop raise between levels with ladderway installed	Drop raise between levels with ladderway installed	Bored raise between levels with ladderway installed	Bored escape raises with ladderway installed

18.4 PASTE PLANT AND ANDERSON PUMP STATION

The paste plant is northeast of the existing headframe complex at the Lalor Mine site. Paste delivery capacity is 160 t/h solids (tailings) or 93 m3/h paste. The paste plant is capable of varying the binder content to provide flexibility in the paste cure-rate where higher and early strength may be required depending on mining method.

Tailings are pumped from the Stall and New Brittania concentrator to the ATIA. Tailings required for paste are diverted to the Anderson booster pump station. The pumping station capacity ranges from 130 to 150 t/h to allow for variation in the output of tailings from the concentrator. Tailings are directed into the ATIA when not required for the paste plant.

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Two pipelines have been installed between the Anderson booster pump station and the paste plant at Lalor Mine site, approximately 13 km away. The tailings slurry pipeline is a nominal 14-inch diameter, and the return-water pipeline is a nominal 10-inch diameter. The main route of this pipeline is on top of the existing abandoned rail bed (Hudbay-owned property), then along the west side of PR 395, and finally along the south side of the Lalor Mine access-road to the paste plant.

Paste is delivered from a discharge hopper to underground via one of two nominal 6 inch-diameter, hardened-steel-cased boreholes from surface to Level 780 of the Lalor Mine. The original 8-inch boreholes were relined to 6 inches due to degradation. Only one borehole is required during normal operation. The second borehole is available as a spare in the event of a plug, or excessive wear on the primary hole. The boreholes were originally drilled and cased in 2016.

A network of underground lateral piping and level-to-level boreholes transfers the paste from the base of boreholes to the required underground locations. Level 780 is the main-distribution level to direct the paste to other levels above and below. Underground development connects the paste-fill distribution system to mine workings via existing and planned development into stopes.

The paste plant uses the Lalor Mine compressors. Paste plant and Anderson booster station infrastructure includes:

  Four slurry booster pumps
  Thickener-14 x 5.5 m
  Two filter feed tanks-14 x 14.5 m
  Disc filter-9.4 x 4.8 x 4.5 m
  Vacuum pump
  Paste hopper
  Continuous mixer
  Bag house dust collector and dust collector blower
  Two cement silos-4.1 x 15.2 m
  Two rotary valves and loss in weight feeder
  One flocculent system
  Two MCC rooms-ABS and paste plant
  One crane
  Electric heating installations.

18.5 STALL CONCENTRATOR AND ATIA

Hudbay operates the Stall concentrator approximately 16 km from Lalor. The mill infrastructure consists mainly of two buildings. The crusher building houses the jaw and cone crushers, the screen deck and conveyors. The mill building hosts the grinding mills, flotation circuits, dewatering processes and concentrate shed areas. Three trailers are on site to provide office space. As of September 2026, the current Stall concentrator infrastructure includes:

  Two 350-tonne coarse ore-bins and 3,750-tonne fine ore bins
  One Sandvik CJ612.01 jaw crusher
  One Sandvik CH550 cone crusher
  One Elrus triple deck vibrating screen-7' by 20' screen frame
  Two rod mills-AC-2.1 x 3.0 m and 3.2 x 4.9 m
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  Two ball mills-AC-3.2 x 4.0 m and 3.8 x 5.5
  One regrind mill-AC-2.4 x 3.7 m
  Two Knelson Gravity Concentrators
  17-8.5 m+ Wemco cells
  22 Denver cells
  5 Jameson cells
  Two thickeners-3.4 m; and a thickener and clarifier-2.1 m
  Two zinc filters-2.7 and 1.8 m x 6 discs agitdisc; and one Cu Filter-1.8 m x 7 discs
  Eight cranes
  One lime silo
  Two MCC rooms
  Three compressors and three blowers
  Utility pipeline-crusher and mill
  Two transformers on site to 4.16 kV and six power distribution centres (PDC)
  Two diesel fuel tanks and pumps and two and two for gasoline, two main propane tanks and auxiliary propane tanks for office trailers
  One backup generator-1 MW
  Three water pump-stations including holding tanks, MCCs and generators
  Quonset and shed for part storage and muster point and three trailers for office space
  Dry space for approximately 90 personnel in total.

The ATIA is between the Stall concentrator and Lalor Mine. It has been in use since 1979, when a control dam was built at the east end of Anderson Lake across Anderson Creek. Seasonal discharge of water, with sulphuric acid dosing for pH correction to 7.0-7.5, out of the ATIA occurs during the open-water season, usually from May to October. Water quality at the final ATIA discharge point has at all times complied with applicable regulatory requirements. Tailings are deposited subaqueously into the ATIA, and no treatment other than retention in the ATIA has ever been required.

18.6 NEW BRITANNIA MILL

The New Britannia Mill is a brownfield site previously operated from 1995 to 2004 and placed into care and maintenance in 2005. The infrastructure required for processing operations, including existing infrastructure, will include (Figure 18-7):

  Administration building
  Dry facilities and warehouse
  Maintenance workshops
  Ore-receiving dump pocket
  Fine-ore bin
  Mill building (includes mills, reagents mixing, CIP, elution, gold room, control room)
  Pre-leach thickener and leach tanks
  Flotation and concentrate load-out building
  Pipeline corridor (tailings to Stall; reclaim water and copper concentrate to Stall)
  Pipeline service road.
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FIGURE 18-7: NEW BRITANNIA SITE LAYOUT

Source: Hudbay (this report).

The main office building houses non-production personnel, which includes HR, accounting, safety, and environmental. The building is from the previous operation and has been refurbished. The mill dry facilities house the plant change rooms, maintenance offices, and warehouse. The building is from the previous operation and has been refurbished. The maintenance workshops have been relocated from the mill building to redundant pre-existing buildings on site, including the hoist building.

The mill building houses the grinding circuit, CIP, elution, reagent mixing, DFRs, gold room, process and reclaim water systems, lime slaking, cyanide destruction, plant control, assay laboratory, and plant production offices. This building is from the previous operation and is being extensively refurbished, completely replacing several subsystems, including the carbon regeneration kiln, acid-wash vessel, and carbon screens.

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To the east, outside of the mill building is the pre-leach thickener, fine-ore bin, and leach tanks. These buildings are from the previous operation and are being refurbished. Included in the refurbishment is the expansion and lining of the containment area around the leach tanks.

The flotation building is a new structure immediately to the north of the mill building. It contains the copper flotation circuit, concentrate dewatering system, and concentrate loadout. The concentrate pipeline from Stall Mill discharges into the concentrate thickener in the building.

The pipeline corridor between New Britannia and Stall Mill consists of an 8-inch tailings pipeline carrying leach tailings from New Britannia after cyanide destruction; a 5-inch concentrate pipeline carrying Stall copper concentrate to the dewatering circuit at New Britannia; and a 6-inch reclaim water pipeline from Stall to New Britannia. The pipeline corridor construction included a light-vehicle service road, leak-containment system, and a bridge across Snow Creek.

18.7 SNOW LAKE CAMP

The Snow Lake camp is in the Town of Snow Lake, and services Hudbay employees and contractors for the mine and mill operations. The camp began operations in January 2011, and as of September 2026, the camp has 576 rooms in fifteen dorms and three bunkers. There are also four dedicated trailers for non-dormitory purposes: a 640 m2 trailer provides a dining room for employees and kitchen for camp employees, a recreation room, and two gym trailers. The Town of Snow Lake provides utilities, including potable water, sewer connection, and electricity. Heating is electric and propane.

18.8 FLIN FLON CONCENTRATE HANDLING

While Flin Flon Mine and mill operations remain in care and maintenance, concentrate receiving, handling, and railcar loading continue to support Snow Lake operations on Hudbay's Flin Flon site. A contractor hauls copper and zinc concentrate produced at Stall and New Britannia mills to Flin Flon for stockpiling. Hudbay employees load owned and leased rail cars for transport to customers or major Canadian ports.

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19 MARKET STUDIES AND CONTRACTS

19.1 METAL MARKETING

Snow Lake operations produce three main saleable products; copper concentrate, zinc concentrate and gold doré bars. Copper concentrate (Stall and New Britannia) and zinc concentrate (Stall) are produced with gold and silver credits. The production from the Snow Lake operations is not subject to any forward sales, hedging or streaming arrangement.

19.1.1 Zinc Concentrates

Zinc concentrate produced from its Stall Mill is delivered by truck to Hudbay's operations in Flin Flon. Following the closure of Hudbay's Flin Flon zinc plant in 2022, upgrades to final concentrate moisture were achieved to ensure that Lalor's zinc concentrate can be sold widely, including offshore. The zinc concentrate is sold to several customers. Offshore deliveries are railed to the Port of Trois Rivières, Québec, and to the Port of Churchill, Manitoba.

19.1.2 Copper Concentrates

Copper concentrate produced at the Stall Mill and the New Britannia Mill is sold directly to a copper smelter in North America under a long-term frame agreement on industry standard terms. The Lalor copper concentrate is delivered by rail.

19.1.3 Gold Doré

New Britannia continues to produce gold doré bars that contain approximately 70% Ag, 20% Au and 10% other elements. The doré bars are delivered to a refinery in North America using specialized third-party transportation at standard industry terms.

19.2 CONTRACTS

Engineering, supply, and construction contracts are initiated, which Hudbay's Manitoba business unit manages and administers. Hudbay follows a standard contracting-out process that specifies contractors' requirements to be eligible to be considered for work. Contractor selection criteria include the ability to complete the work within the required time, safety record and programs, price, and proposed alternatives. The Lalor contracts that are in place have rates and charges that are within industry norms.

Hudbay has a marketing division that is responsible for establishing and maintaining all marketing and sales administrations of concentrates and metals. As well, Hudbay conducts ongoing research of metal prices and sales terms as part of normal business and long-range planning process to achieve market terms. Contract terms used in the financial evaluation are based on this research, and the QP has reviewed these results, and they support the assumptions made in this Technical Report.

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20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The permits required for the current Lalor operation, including the Lalor Mine, 1901 Mine, Stall concentrator, New Britannia concentrator, and ATIA have all been issued and remain valid. Hudbay has not yet applied for the permits required to bring the Mineral Reserves from the Talbot, Rail, WIM, and 3 Zone satellite deposits into production. The permitting process will require, among other things, additional environmental studies and Indigenous consultation.

At this time, there are no known environmental concerns that could adversely affect Hudbay's ability to operate the Lalor Mine. Since the mine site is near existing facilities in the Snow Lake area, the Lalor Mine was able to use infrastructure, services, and previously disturbed land associated with permitted, and pre-existing and current mining operations in the Snow Lake area. The Lalor Mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible, and by using existing licensed facilities for withdrawing water and disposing waste.

Based on Hudbay's more than 60 years of mining experience in the Snow Lake region, and baseline studies to date, there is no known First Nations or Indigenous hunting, fishing, trapping or other traditional use of the land in the zone of potential influence for the Lalor Mine and associated facilities. Post closure, all water-quality and earthen structures will be monitored and inspected in order to ensure that site conditions meet the applicable regulatory requirements.

Hudbay has engaged AECOM to conduct environmental baseline studies for several of the satellite deposits around the Snow Lake area. Studies were conducted on both Talbot and Rail in 2019 and 2025. In June 2026, baseline studies were started for 3 Zone, New Britannia, Boundary, Birch, WIM, and Watts. Information gathered during these studies will be used to support future regulatory approval applications, Indigenous and local community consultation, and to inform environmental impact assessments and implementing environmental-protection measures.

20.1 ENVIRONMENTAL STUDIES AND PLANNING

20.1.1 Lalor Mine, Stall Mill, and Paste Plant

Prior to commencing advanced exploration work at Lalor, in 2007 a consulting group that specializes in environmental service, AECOM, initiated environmental impact assessments, including a baseline investigation. This investigation included all the required terrestrial and aquatic field studies. The Lalor Advanced Exploration Project (AEP) plan was submitted in Q1 2010 and approved in Q2 2010. The Lalor Mine Environment Act Licence (EAL) application was submitted during Q2 2012 and was approved in Q1 2014.

AECOM also performed baseline work and studies for the ATIA expansion. The notice of alteration was submitted in Q3 2016 and approved in Q2 2018. Baseline work from other Lalor-related projects was used for the Lalor paste plant Notice of Alteration (NOA) that was submitted in Q4 2016 and approved in Q1 2017. At this time, there are no known environmental issues that could materially impact the ability to extract Mineral Resources or Mineral Reserves.

20.1.2 New Britannia Mill

AECOM conducted baseline work and environmental studies included in the NOA that was submitted in March 2019. Manitoba regulators approved that NOA in February 2020. This approval allows Hudbay to restart the New Britannia concentrator, and associated pipeline development linking the New Britannia and the Stall concentrators. The water-withdrawal permit was updated to accommodate the refurbished concentrator in June 2020.

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20.1.3 Satellite Deposits

In 2019 and 2025, AECOM was engaged to complete environmental background studies for both Talbot and Rail. AECOM was engaged again in 2026 to complete baseline studies for the New Britannia Mine, 3 Zone, Boundary, Birch, WIM, and Watts.

The baseline studies record observations of plants and vegetation in the area affected by any future development. Bird and wildlife reconnaissance is done using observations, wildlife cameras, and acoustic monitors. Aquatic habitat surveys are carried out, which include non-lethal fish assessments, water-quality samples, and sediment characterization. Particular attention is given to species-at-risk or important habitat required for those species. Once identified, mitigation measures will be required to protect any species at risk.

To date, no significant environmental aspects have been found in the baseline studies that would prevent Hudbay from obtaining the environmental approvals required to operate a mine. However, some species-at-risk have been observed around Talbot, Rail, WIM, and Watts. Mitigation measures will be required to obtain environmental approvals. Mitigation measures could include clearing restrictions, establishing buffer zones, on-site monitoring, and noise mitigation.

20.2 WASTE AND TAILINGS DISPOSAL AND WATER MANAGEMENT

20.2.1 Lalor Mine, Stall Mill, and Paste Plant

Water management initiatives for the Lalor Mine and associated projects are designed to minimize the potential impact on the surrounding environment by keeping the footprint of the operations as small as possible and by using existing licensed facilities for withdrawing water and disposing waste. For instance, AECOM prepared the NOA for expanding the ATIA, and used the geotechnical tailings dam designs from Hudbay's ongoing Engineer of Record (BGC Engineering Inc.). The permitted design allowed for the entire volume of tailings from Lalor LOM to be stored in ATIA. This design did not discount the volume of tailings that are and will be used in the future for paste backfill at the Lalor Mine.

The initial stage of expansion is complete, and subsequent raises are being contemplated based on actual production rates and LOM plans. The actual tailings production will be measured against remaining volumes based on ongoing bathymetry surveys, per the existing licence requirements.

The initial stage of expansion was completed in 2020. A second raise was initiated in 2021 and completed in 2022. The next raise was initiated in 2026 and is anticipated to be completed in 2026. The planned future tailings facility raises are based on Lalor's long-range plan. All base-metal and gold-ore tailings are incorporated into the long-term storage capacity of ATIA.

20.2.2 New Britannia Mill

The recommissioning of the New Britannia Mill involves placing the Lalor gold-ore tailings in the fully licensed ATIA via a pipeline that connects to the Stall Mill. Trade-off studies and environmental assessments are ongoing to ensure that the use of ATIA for all Lalor tailings is the most effective option. These studies include the potential water-quality impacts of potential increases in New Britannia operating capacity. An NOA for the refurbishment and upgrade of the New Britannia concentrator was submitted in Q1 2019, and Manitoba regulators approved it in Q1 2020.

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20.2.3 VMS and Gold Deposits

Future production from the Snow Lake area deposits will either be processed at the New Britannia Mill or Stall Mill, and all tailings will be placed in the ATIA. No additional facilities will be required for ore processing or tailings disposal beyond those that already exist in Snow Lake.

20.3 PERMITTING REQUIREMENTS

20.3.1 Lalor Mine, Stall Mill, and Paste Plant

The existing Lalor Mine EAL was obtained in Q1 2014 and covers all facilities on the Lalor site. These include sewage, water-treatment facilities, and the pipelines carrying fresh water and wastewater. The Lalor Mine was permitted such that it uses, to the greatest extent possible, facilities that were already licensed. The sources of fresh water and discharge of wastewater at Hudbay's existing operating sites are licensed provincially. Discharge of effluent to the environment is regulated federally under the Metal and Diamond Mining Effluent Regulations (MDMER).

The permits required for the Lalor operation, including the Lalor Mine, Stall concentrator, New Britannia concentrator, and ATIA are current, and valid licenses are held. The ATIA expansion NOA was submitted for approval in Q3 2016 and were approved in Q2 2018. No additional tailings impoundment area will be required. Federal permits were not required for this expansion.

Lalor paste plant NOA was submitted in Q4 2016 and was approved in Q1 2017.

AECOM completed environmental baseline studies in the area of the 1901 deposit. This will augment existing environmental studies in the region, was used in the submission of a notification letter that in December 2025, that was accepted in October 2026 to satisfy permitting requirements. The existing infrastructure in the Lalor project area will be used to the fullest extent to minimize the need for future construction and minimize disturbances.

20.3.2 New Britannia Mine Mill

The New Britannia site includes the Birch Lake tailings disposal facility (BLTDF). The BLTDF has been in care and maintenance since the mine closed in 2005. The seasonal discharge from BLTDF, which has an EAL, is regulated under the MDMER. Hudbay obtained a new water-withdrawal permit for this site in June 2020, to accommodate the anticipated freshwater requirement to process Lalor ore. To initiate upgrades needed to process material from the Lalor Mine, an NOA was submitted for approval in Q1 2019 and was approved in Q1 2020.

20.3.3 Satellite Deposits

Hudbay has initiated baseline studies for Talbot, Rail, WIM, Watts, 3 Zone, New Britanna, Boundary, and Birch. These studies are required for any future environmental approvals. To date, no applications for environmental approval have been submitted for any of the deposits. The permitting process will also require Indigenous consultation.

Based on Hudbay's permitting experience and the results of the environmental baseline studies, there is no indication that an EAL would be denied. However, mitigation measures will likely be required for any EAL to be approved. These measures could include clearing restrictions, buffer zones for wildlife, on-site monitoring, and noise mitigation.

The Rail deposit is in the Grass River Provincial Park. Commercial use of Mineral Resources are allowed in the park, provided that they do not lessen future recreational use or unduly compromise the park's primary purposes. Additional mitigation measures may be required to meet the park management plan. Hudbay has operated two mines in the park in the past: the Spruce Point Mine from 1981 to 1992 and the Reed Mine from 2013 to 2018.

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The permitting roadmap for the deposits would include an AEP application followed by an Environment Act Proposal. General timelines are estimated to be 2-3 years, including government approvals. An AEP for 3 Zone is expected to be submitted by the end of 2026, with the EAP target submission in mid 2027, depending on project results.

20.4 COMMUNITY SUPPORT

The main settlement in the region of the Lalor Mine is the Town of Snow Lake, which is an important mining and service centre for the surrounding area. Snow Lake had a population of 899 in 2016 (Statistics Canada, 2016). This number is not expected to have changed significantly. The majority of Snow Lake residents are directly employed by, or support, the Lalor Mine through contracting services.

Through the years, Hudbay and AECOM have carried out public consultation, including meetings to inform local communities on the progress and development of the Lalor Mine, expanding the ATIA, New Britannia concentrator, and the environmental effects of these projects. Manitoba Sustainable Development has taken these meetings into account in the environmental licensing process. Since the economy of Snow Lake is based on mining, opposition to the projects is seen as unlikely.

20.5 INDIGENOUS COMMUNITIES

Based on Hudbay's more than 60 years of mining experience in the Snow Lake region, there is no known First Nation or Indigenous hunting, fishing, trapping, or other traditional use in the zone of potential influence for the Lalor Mine and potential future projects. There is no First Nation Registered Trapline District or Reserve in the area that will be affected by the Lalor operation. Although development on the mine site involved a loss of vegetation and habitat for wildlife, the vegetation and habitat type is common throughout the region.

Kiciwapa Cree Nation (KCN) is 74 km west-northwest of Snow Lake at the community of Sherridon and has a right to be consulted in connection with Hudbay projects in the Snow Lake area. Deposits that fall in the traditional territory of KCN are Rail, WIM, 3 Zone, Boundary and Birch. A representative from KCN has provided on-site assistance with the environmental baseline studies for those deposits. In February 2025, Hudbay signed an exploration agreement with KCN. To date, no other agreements have been made with KCN in regard to the Snow Lake area deposits.

Mathias Colomb Cree Nation (MCCN), 126 km northwest of Snow Lake at the community of Pukatawagon, has a right to be consulted in connection with Hudbay projects in the Snow Lake area. MCCN has several branch communities, including KCN. To date, no agreements have been made with MCCN in regard to the Snow Lake area deposits.

Mosakahiken Cree Nation (MCN) is 132 km south of Snow Lake at the community of Moose Lake. Talbot and Rail are in the traditional territory of MCN and they have a right to be consulted in regard to these deposits. A representative from MCN has provided on-site assistance with the environmental baseline study for the Talbot deposit. Hudbay signed an exploration agreement with MCN in April 2025, and to date, no other agreements have been made with MCN in regard to the Talbot or Rail deposit.

During the permitting process of the New Britannia site, the Manitoba Métis Federation (MMF) asserted a right for consultation regarding this and future projects in the area. All deposits fall in the MMF Harvesting Area. To date, no agreements have been made with the MMF in regard to the Snow Lake area deposits, however Hudbay is committed to continued engagement.

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To better understand potential effects from the Snow Lake operations and deposits, in 2027, Hudbay will conduct an associated study in collaboration with potentially affected Indigenous communities. Hudbay continues to keep Indigenous communities informed on potential future projects, and will provide Manitoba regulators with all information necessary to support Crown consultation decisions. Regarding First Nations and Crown consultation, it is anticipated that there will be no impact to current operations or delays in project schedule.

Hudbay recognizes that the future development of the Snow Lake satellite deposits may require negotiating Impact Benefit Agreements with potentially affected Indigenous communities and is committed to continued engagement and the implementation of its exploration agreements referenced above.

20.6 HERITAGE RESOURCES

Operating Lalor Mine and constructing potential future upgrades will not affect any known site of potential historical, archaeological or cultural significance. The only known site, Trampling Lake, is approximately 20 km south of the Lalor operation. This site is one of Manitoba's largest known concentrations of Indigenous pictographs. These paintings are thought to have been created 1,500 to 3,000 years ago by the Algonkian-speaking ancestors of the Cree and Ojibway First Nations. Activities associated with the Lalor operation will not have any impact on this historic site.

20.7 MINE CLOSURE

The Manitoba Mines and Minerals Act requires a closure plan, and financial assurance for any advanced exploration or mining project. Manitoba accepted Hudbay's Closure Plans that SRK prepared in 2005, and financial assurance to cover the cost of closure for all existing infrastructure that will continue to be used during the Lalor Mine operation. Existing facilities that support the Lalor Mine include the Chisel North mine, which is connected by an underground ramp to Lalor, Stall concentrator, and ATIA piping systems associated with milling and tailings deposition, the Chisel open pit, and the Chisel North water-treatment plant.

Prior to commercial production at the Lalor Mine, Manitoba approved the Closure Plan for the Lalor AEP. The Lalor AEP Closure Plan was prepared in 2010 and approved as part of the AEP application process. As a requirement of the Lalor Mine EAL, an updated closure plan SRK prepared was submitted in Q3 2014. It is anticipated that the site of the Lalor Mine will be substantially returned to its natural state in about five to ten years post closure, after which no monitoring or other measures will be required.

Expanding the TIA and upgrading the New Britannia site also will require submitting updated closure plans and financial assurance. Allowances for these applications have been included in the cash flow model supporting reserve declaration.

Post-closure, all water quality and earthen structures will be monitored and inspected to ensure the sites' conditions meet the applicable regulatory requirements.

Expansions and upgrades of the existing operating facilities and contemplated future developments will further extend the useful life of Hudbay's assets in Northern Manitoba. Additional ore-body development will extend operations and defer the closure and reclamation while these facilities are in continued use.

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20.7.1 VMS and Gold Deposits

Hudbay estimated the Talbot, Rail, WIM, and 3 Zone closure costs based on similar costs in the existing Snow Lake closure plan. The major tasks for closure are assumed to be: revegetating disturbed areas, removing contaminated soils (in such areas where fuel tanks, maintenance shops, etc., were constructed), removing concrete slabs used for building foundations, removing electrical infrastructure, and capping mine accesses (declines and raise openings).

Hudbay is familiar with closure plan development for AEPs and active mine sites, given its activities in Northern Manitoba in recent years. A standard practice is to leverage existing facilities already permitted and covered under existing closure plans. This reduces the capital requirements for new developments, minimizes potential impacts to new land and waterways, and reduces closure costs. It is estimated that the cost of reclaiming the satellite deposits will be on the order of $7 to $13 million for each deposit.

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21 CAPITAL AND OPERATING COSTS

Unless otherwise stated, capital and operating costs are estimated in real 2026 Canadian dollars. Metal pricing and related cash costs per metal unit are shown in real 2026 US dollars.

21.1 CAPITAL COSTS

The Snow Lake operations capital expenditure profile supports the growth and sustaining initiatives required to achieve the LOM plans for Lalor, 1901, and the regional satellite deposits. Total capital expenditures are estimated at $1.64 billion over the LOM, comprising $752 million of growth capital and $888 million of sustaining capital. Growth capital is allocated to developing the satellite deposits, implementing the Stall Hot Tailings Leaching Project, and advancing the development of the 1901 deposit, as shown in Table 21-1. Sustaining capital includes capitalized underground development, mobile equipment rebuilds and replacements, and ongoing tailings-facility infrastructure upgrades.

21.1.1 Regional Satellite Deposits

Regional satellite deposits account for $639 million of growth capital, comprising $464 million of capitalized mine development and $175 million for mine infrastructure and equipment required to bring the deposits into production. Developing the regional deposits is expected to supplement ore feed from Lalor and 1901 and make use of available processing capacity at the Stall and New Britannia mills. The mine plan forecasts approximately 9.0 Mt of ore mined from regional deposits over the LOM starting in 2030 and averaging 0.5 Mt from 2031 to 2035 and 0.7 Mt from 2036 to 2040.

21.1.2 Stall Hot Tailings Leaching Project

The Stall Hot Tailings Leaching Project builds on the recovery improvement program completed in 2023, which increased gold recovery at Stall from 58% in 2022 to more than 70%. The project will expand cyanide leaching and carbon infrastructure at the New Britannia Mill, to treat gold-bearing material from the Stall concentrator and recover additional gold and silver. Growth capital for the project totals $90 million, comprising $65 million for the main project-execution phase in 2027, and $25 million for the Phase 2 leach expansion planned for 2029 to accommodate expected mill feed from regional deposits. Commissioning is expected in early 2028. Combined gold recovery at the Snow Lake mills is expected to increase from approximately 85% in 2027 to 91% starting in 2028,and combined silver recovery is expected to increase from approximately 73% in 2027 to 79% starting in 2028.

21.1.3 1901 Growth Project

A further $23 million is allocated to the 1901 growth project, comprising $18 million in 2027 and $5 million in 2028. Work in 2027 will include establishing a permanent ventilation circuit and preparing production areas for mining-sequence initiation in 2028. Underground access and development will be advanced by a specialized mining contractor using existing Lalor infrastructure, and dedicated haulage and exploration access. Development waste is planned to be used as backfill at Lalor or stored in stopes on 1901's Level 600 for potential reuse as post-pillar backfill. Mining is planned to use mechanized cut-and-fill and post-pillar cut-and-fill methods, supplemented by longhole stoping on Level 600, where ore-geometry is suitable. At steady state, 1901 is expected to produce approximately 850 t/d, contributing to a total Snow Lake mining rate of approximately 5,000 t/d and providing additional feed to utilize available capacity at the Stall concentrator.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 21-1: SNOW LAKE GROWTH CAPITAL EXPENDITURES

Year	1901 Capitalized Development ($ M)	Regional Satellite Deposits		Plant & Other Mill Equipment & Buildings ($ M)	Total Growth Capital ($ M)	Total Growth Capital (US$ M)
		Capitalized Development ($ M)	Mine Equipment & Buildings ($ M)
2027	17.9	5.0	-	65.0	87.9	65.1
2028	5.0	13.9	28.4	-	47.3	35.5
2029	-	18.5	18.7	25.0	62.2	46.8
2030	-	5.0	-	-	5.0	3.8
2031	-	143.7	10.0	-	153.7	115.6
2032	-	92.9	56.4	-	149.3	112.3
2033	-	101.4	46.6	-	148.0	111.3
2034	-	84.0	14.5	-	98.5	74.1
LOM	22.9	464.4	174.6	90.0	752.0	564.4

Notes: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

21.1.4 Sustaining Capital

Sustaining capital represents capitalized mine development, replacing and acquiring mining equipment, and other capitalized expenditures related to mining, milling, facilities, and environmental activities. The total sustaining capital cost for the Lalor and 1901 mines, and satellite deposits is $888 million, primarily comprising $533 million of capitalized development and $209 million of mine-equipment costs. Milling and other sustaining capital costs total a further $145 million (Table 21-2).

Sustaining capital costs are formulated with a focus on base-metal ore extraction to preserve gold ore with higher precious-metals content for later extraction. This approach results in economic value for the Snow Lake operations due to higher precious-metal recoveries.

The largest component of capitalized development is mechanical drifting, with approximately 48 km of development required to access stopes over the LOMs-17 km at Lalor, 2 km at 1901, 7 km at 3 Zone, 4 km at Rail, 14 km at WIM, and 4 km at Talbot. Capitalized development costs for Lalor and 1901 are incurred primarily in the earlier years of operations, with development costs shifting to the satellite deposits in the mid to later years as mining commences there after depleting Lalor and 1901.

In addition to mechanical drifting, capitalized development includes various types of raises required for ventilation, material handling (ore passes), and egress, as well as fill, drain, and service holes. Approximately 15,800 m of raises and fill, and drain and service holes are required over the LOMs-1,250 m at Lalor, 1,100 m at 1901, 1,380 m at 3 Zone, 5,370 m at Rail, 2,840 m at WIM, and 3,860 m at Talbot.

Newly purchased mining equipment, replacements, and rebuilds, as well as surface and underground infrastructure, also represent a significant component of sustaining capital requirements for the Lalor and 1901 mines and satellite deposits, with LOM costs totalling $209 million (Table 21-3). Replacement and rebuild costs are based on scheduled equipment useful lives.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Stall Mill sustaining capital costs of $17.9 million (Table 21-4) over the LOM include the scheduled replacement of key equipment and building upkeep required to maintain an average throughput of 3,100 t/d. Similarly, New Britannia Mill sustaining capital costs of $25 million (Table 21-4) over the LOM include scheduled expenditures required to maintain an average throughput of 2,300 to 2,400 t/d.

Other sustaining capital costs of $103 million primarily relate to scheduled raises and stabilization work for the ATIA, and sustaining the Snow Lake camp and accommodation facilities over the duration of operations.

TABLE 21-2: SNOW LAKE SUSTAINING CAPITAL EXPENDITURES

Year	Lalor & 1901 ($ M)	Regional Satellite Deposits ($ M)	Plant & Other ($ M)	Total Sustaining Capital ($ M)	Total Sustaining Capital (US$ M)
2027	100.7	-	11.9	112.7	83.5
2028	82.1	-	25.5	107.7	81.0
2029	90.3	-	21.8	112.1	84.3
2030	69.9	18.7	6.6	95.1	71.5
2031	52.3	16.6	7.9	76.8	57.7
2032	21.3	1.9	14.4	37.7	28.4
2033	9.5	15.4	15.2	40.1	30.2
2034	1.3	19.0	2.8	23.2	17.4
2035	1.1	59.4	2.8	63.3	47.6
2036	1.3	47.6	6.4	55.2	41.5
2037	-	53.2	12.1	65.3	49.1
2038	-	38.1	10.9	49.0	36.9
2039	-	29.1	1.6	30.7	23.1
2040	-	11.3	1.6	12.9	9.7
2041	-	1.7	1.6	3.3	2.5
2042	-	0.7	1.6	2.3	1.7
2043	-	-	0.6	0.6	0.4
LOM	429.9	312.7	145.4	888.0	666.4

Note: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 21-3: SNOW LAKE MINE SUSTAINING CAPITAL EXPENDITURES

Year	Lalor & 1901		Regional Satellite Deposits		Total Mine Sustaining Capital ($ M)	Total Mine Sustaining Capital (US$ M)
	Capitalized Development ($ M)	Mine Equipment & Buildings ($ M)	Capitalized Development ($ M)	Mine Equipment & Buildings ($ M)
2027	61.4	39.3	-	-	100.7	74.6
2028	56.7	25.4	-	-	82.1	61.8
2029	59.2	31.1	-	-	90.3	67.9
2030	46.1	23.8	18.1	0.6	88.6	66.6
2031	38.9	13.4	16.6	-	68.8	51.8
2032	15.9	5.5	1.9	-	23.3	17.5
2033	9.5	-	9.8	5.6	24.9	18.7
2034	1.3	-	19.0	-	20.4	15.3
2035	1.1	-	40.4	19.0	60.5	45.5
2036	1.3	-	42.6	5.0	48.9	36.7
2037	-	-	35.6	17.6	53.2	40.0
2038	-	-	26.8	11.4	38.1	28.7
2039	-	-	21.7	7.4	29.1	21.9
2040	-	-	8.9	2.4	11.3	8.5
2041	-	-	0.3	1.3	1.7	1.3
2042	-	-	0.2	0.5	0.7	0.5
LOM	291.5	138.5	241.8	70.9	742.6	557.2

Note: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

TABLE 21-4: SNOW LAKE PLANT AND OTHER SUSTAINING CAPITAL EXPENDITURES

Year	New Britannia Mill ($ M)	Stall Mill ($ M)	Environmental and Other ($ M)	Total Plant & Other Sustaining Capital ($ M)	Total Plant & Other Sustaining Capital (US$ M)
2027	1.6	2.9	7.4	11.9	8.8
2028	1.5	1.5	22.5	25.5	19.2
2029	1.5	1.3	19.1	21.8	16.4
2030	1.5	2.0	3.1	6.6	4.9
2031	1.5	1.3	5.2	7.9	6.0
2032	1.5	1.3	11.7	14.4	10.8
2033	1.5	2.0	11.7	15.2	11.4
2034	1.5	1.3	0.1	2.8	2.1
2035	1.5	1.3	0.1	2.8	2.1

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Year	New Britannia Mill ($ M)	Stall Mill ($ M)	Environmental and Other ($ M)	Total Plant & Other Sustaining Capital ($ M)	Total Plant & Other Sustaining Capital (US$ M)
2036	1.5	2.0	2.9	6.4	4.8
2037	1.5	1.3	9.4	12.1	9.1
2038	1.5	-	9.4	10.9	8.2
2039	1.5	-	0.1	1.6	1.2
2040	1.5	-	0.1	1.6	1.2
2041	1.5	-	0.1	1.6	1.2
2042	1.5	-	0.1	1.6	1.2
2043	0.5	-	0.1	0.6	0.4
LOM	24.6	17.9	102.9	145.4	109.2

Notes: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

21.1.5 Operating Costs

Hudbay developed operating costs using a bottom-up approach based on quotes received from local suppliers, Manitoba operations experience, regional labour costs, and actual 2026 operating costs. The operating cost estimates are presented below for mining, milling, and G&A activities. Combined mining, milling, and G&A unit operating costs on a tonne-milled basis are expected to remain relatively stable over the mine life, as higher mill throughput offsets increased mining costs associated with greater mining depths and longer haulage distances.

21.1.6 Mining Operating Costs

Table 21-5 presents the operating costs for the Lalor and 1901 mines and the satellite deposits. Labour represents the largest component of mining operating costs over the life of operations, and includes both employee and contractor costs associated with mining and maintenance activities. At the Lalor and 1901 mines, the staffing plan includes approximately 700 positions, comprising primarily hourly employees.

TABLE 21-5: MINE OPERATING COSTS

Year	Lalor & 1901 ($ M)	Regional Satellite Deposits ($ M)	Total Mine Operating Costs ($ M)	Total Mine Operating Costs (US$ M)
2027	289.8	-	289.8	214.7
2028	293.4	-	293.4	220.6
2029	295.6	-	295.6	222.2
2030	297.6	38.8	336.4	252.9
2031	289.1	32.0	321.1	241.5
2032	292.7	41.6	334.3	251.4

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Year	Lalor & 1901 ($ M)	Regional Satellite Deposits ($ M)	Total Mine Operating Costs ($ M)	Total Mine Operating Costs (US$ M)
2033	251.0	72.8	323.7	243.4
2034	224.0	103.2	327.1	246.0
2035	186.3	108.7	295.0	221.8
2036	160.1	97.3	257.4	193.5
2037	140.5	84.1	224.6	168.9
2038	-	115.1	115.1	86.5
2039	-	127.3	127.3	95.7
2040	-	128.8	128.8	96.8
2041	-	124.3	124.3	93.5
2042	-	121.3	121.3	91.2
2043	-	104.6	104.6	78.7
LOM	2,720.0	1,299.9	4,019.9	3,019.2

Notes: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

General mine expenses include costs related to power, mine administration, heating, ventilation, level maintenance, engineering, geology, and Snow Lake area costs. These costs are allocated between capitalized development and mining operating costs in accordance with applicable accounting policies. For the Lalor and 1901 mines, general mine expenses represent approximately 30% to 40% of total mining operating costs over the LOMs.

Mining activity costs primarily consist of ore extraction activities, including direct mining, ore removal, and backfill, which represent approximately 40% to 50% of total mining operating costs over the LOMs. Mine-development activities account for approximately 20% of total mining operating costs.

21.1.7 Milling Operating Costs

Table 21-6 presents the milling operating costs for the Stall and New Britannia mills. Labour and operating supplies represent the largest component of milling operating costs. The staffing plan includes approximately 85 positions at the Stall Mill and 80 positions at the New Britannia Mill, primarily comprising hourly employees. The increase in New Britannia milling operating costs in 2028 primarily reflects higher processing activity associated with the commissioning of the Stall hot tailings project. Concentrates produced at the Stall and New Britannia mills are transported by truck to Flin Flon, where they are loaded onto railcars and shipped to off-takers.

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TABLE 21-6: MILLING OPERATING COSTS

Year	New Britannia Mill ($ M)	Stall Mill ($ M)	Total Mill Operating Costs ($ M)	Total Mill Operating Costs (US$ M)
2027	33.0	56.8	89.8	66.5
2028	54.5	55.3	109.8	82.5
2029	54.7	56.7	111.4	83.8
2030	63.5	56.6	120.1	90.3
2031	63.1	56.6	119.8	90.0
2032	64.7	56.6	121.3	91.2
2033	71.1	56.1	127.1	95.6
2034	59.3	56.4	115.7	87.0
2035	61.9	56.7	118.7	89.2
2036	52.6	55.8	108.4	81.5
2037	46.2	56.5	102.8	77.3
2038	-	50.5	50.5	38.0
2039	-	52.7	52.7	39.6
2040	-	53.0	53.0	39.8
2041	-	51.6	51.6	38.8
2042	-	51.0	51.0	38.3
2043	-	41.3	41.3	31.1
Total	624.6	920.2	1,544.8	1,160.5

Notes: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

21.1.8 General and Administrative Costs

G&A costs (Table 21-7) comprise an allocation of shared services, administration, and other office costs to the Snow Lake operations. Significant shared services costs include health and safety, environmental control, logistics, and analytical services. Significant administration costs include insurance and property taxes, information technology, human resources, and finance.

TABLE 21-7: GENERAL AND ADMINISTRATIVE COSTS

Year	Total G&A Costs
	($ M)	(US$ M)
2027	52.6	39.0
2028	52.1	39.2
2029	53.0	39.9
2030	54.8	41.2
2031	54.6	41.1

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

Year	Total G&A Costs
	($ M)	(US$ M)
2032	54.9	41.3
2033	56.3	42.3
2034	56.5	42.5
2035	57.1	42.9
2036	55.1	41.4
2037	54.2	40.8
2038	26.3	19.8
2039	27.1	20.4
2040	27.2	20.5
2041	26.1	19.6
2042	25.9	19.4
2043	13.0	9.8
Total	746.8	560.9

Note: Totals may not add correctly due to rounding.
The following exchange rates were assumed: 1.35 CAD/USD for 2027 and 1.33 CAD/USD for 2028 onwards.
Readers should be advised that LOM totals presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.
Decommissioning pension, and severance costs are considered as corporate legacy costs, and are therefore not included in the economic valuation of the business plan of Snow Lake operations.

21.2 UNIT CASH AND SUSTAINING CASH COSTS

With the planned commissioning of the Stall Hot Tailings Leaching Project in early 2028 and the completion of the 1901 growth development project in 2028, the Snow Lake mine plan forecasts average annual gold production of approximately 180,000 oz over the five-year period from 2027 to 2031.

Over the LOM, gross revenue from Lalor, 1901 and the satellite deposits is estimated to comprise approximately 70% precious metals, 8% Zn, and 22% Cu. The contribution from copper and zinc diversifies revenue exposure, with additional upside potential from Mineral Resources at Lalor and other Snow Lake properties that have not been converted to Mineral Reserves.

Table 21-8 summarizes the projected gold production, cash costs and sustaining cash costs on a gold basis; the current table shows LOM averages of US$1,180/oz and US$1,613/oz, respectively. From 2027 to 2031, strong gold production and by-product credits support the gold-basis cash cost profile. In the absence of further exploration success, cash costs are expected to increase in the 2030s.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

TABLE 21-8: CASH AND SUSTAINING CASH COSTS

Year	Gold Production (Koz)	Cash Cost (US$/oz)	Sustaining Cash Cost (US$/oz)
2027	186	762	1,295
2028	183	912	1,473
2029	181	829	1,402
2030	176	1,163	1,682
2031	173	1,435	1,775
2032	121	1,960	2,202
2033	128	1,429	1,674
2034	108	1,703	1,875
2035	102	1,008	1,478
2036	99	1,115	1,538
2037	98	1,411	1,912
2038	27	893	2,276
2039	27	994	1,850
2040	34	1,027	1,316
2041	39	575	643
2042	29	944	1,010
2043	23	1,891	1,919
LOM1, [2]	1,732	1,180	1,613

Note: 1 Total gold production may not add correctly due to rounding.
2 LOM cash costs are calculated as weighted arithmetic means.
Cash costs and sustaining cash costs on a gold basis assumes the following commodity prices: US$5.80/lb of copper for 2027, US$5.50/lb of copper for 2028 to 2030 and $5.00/lb of copper long-term; US$4,200/oz of gold for 2027, US$4,000/oz of gold for 2028, US$3,900/oz of gold for 2029, US$3,750/oz of gold for 2030 and US$3,600/oz of gold long-term; US$70/oz of silver for 2026, US$57.50/oz of silver for 2027, US$55.00/oz of silver for 2028, US$50/oz of silver for 2029, US$45/oz of silver for 2030 and long-term; US$1.40/lb of zinc for 2027, US$1.35/oz of zinc for 2028, US$1.30/lb of zinc for 2029 and 2030, and US$1.25/lb of zinc long-term.
Readers should be advised that LOM totals and weighted arithmetic means presented in these tables exclude 2026 full-year results. As a result, such LOM estimates presented in these tables differ from prior LOM estimates that included estimated 2026 full-year results.

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22 ECONOMIC ANALYSIS

Hudbay is a producing issuer and has excluded the information required by Item 22 of Form 43-101F1 as the updated mine plan does not represent a material increase in current production.

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23 ADJACENT PROPERTIES

This section is not relevant to the Technical Report.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

24 OTHER RELEVANT DATA AND INFORMATION

The deposit drill-hole databases for the properties discussed in this Technical Report in some cases include historical drilling campaigns: New Britannia (1948), Rail (1958), WIM (1961), PEN II (1964), Watts (1995), and Talbot (2003). Because a significant portion of this legacy drilling predates modern technological standards, such as high-accuracy satellite positioning (GPS or GNSS), routine downhole survey instrumentation, and ISO-accredited commercial analytical laboratories, there is an inherent risk regarding the spatial accuracy of sample locations and the precision of historical assay grades.

Additionally, Hudbay was unable to independently verify QA/QC protocols or original primary data for the oldest legacy campaigns. While these historical exploration and sampling practices were likely aligned with standard industry practice at the time of execution, they do not fully conform to current CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

Notwithstanding these legacy limitations, Hudbay has completed modern verification drilling across all properties, including campaigns at WIM (2019), PEN II (2019), Watts (2019), New Britannia (2019), Rail (2024), and Talbot (2026).

These contemporary programs, executed under modern collar and downhole surveying, QA/QC protocols and certified laboratory analysis, successfully confirm no material differences compared to historical data, both in terms of spatial domaining (i.e., the location and geometry of the 3-D mineralization contacts) and the observed grade distributions. Consequently, the QP considers the historical drilling database sufficiently reliable to support the geological interpretations and Mineral Resource estimates presented in this Technical Report.

The changes in the Mineral Resource and Mineral Reserves statement since the last public disclosure in March 2026's Annual Information Form (AIF), are mostly driven by the significant increase in metal prices that the industry has experienced and by the conversion of Inferred material to Measured or Indicated Mineral Resource categories from infill and definition drilling at Lalor, 1901, Talbot, and Rail. Table 24-1and Table 24-2 present the overall Mineral Resource and Mineral Reserves changes since the 2021 Technical Report, and the 2026 AIF statements (Hudbay Minerals Inc., 2026).

TABLE 24-1: EXCLUSIVE MINERAL RESOURCE CHANGES

	Mt	Cu kt	Zn kt	Au koz	Cu %	Zn %	Au g/t
Consolidated Mineral Resource Estimate
2021 Exclusive Resource	18.7	229	280	1,885	1.22	1.50	3.14
Net Δ	(2.4)	(18)	(24)	(417)	0.74	1.02	5.42
January 2026 Exclusive Resource	16.3	211	256	1,468	1.29	1.57	2.80
Net Δ	4.2	(27)	(25)	75	-0.63	-0.60	0.56
September 2026 Update Exclusive Resource	20.5	185	230	1,543
Lalor and 1901
2021 Exclusive Resource	7.0	73	62	1,011	1.05	0.89	4.50
Net Δ	(2.4)	(18)	(24)	(417)	0.74	1.02	5.42
January 2026 Exclusive Resource	4.6	56	38	595	1.21	0.82	4.02
Net Δ	1.2	7	40	(60)	0.58	3.41	(1.60)
September 2026 Update Exclusive Resource	5.8	62	77	535	1.08	1.34	2.89

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	Mt	Cu kt	Zn kt	Au koz	Cu %	Zn %	Au g/t
Satellite Deposits
2021 Exclusive Resource	11.7	155	218	874	1.33	1.86	2.32
Net Δ	-	-	-	-	0.00	0.00	-
January 2026 Exclusive Resource	11.7	155	218	874	1.33	1.86	2.32
Net Δ	3.0	(33)	(65)	135	-1.10	-2.13	1.38
September 2026 Update Exclusive Resource.	14.8	122	153	1,008

TABLE 24-2: EXCLUSIVE MINERAL RESERVES CHANGES

	Mt	Cu kt	Zn kt	Au koz	Cu %	Zn %	Au g/t
Consolidated MRE
2021 Technical Report	20.3	153	639	2,321	0.75	3.14	3.55
Conversion	6.4	33	(7)	583	0.52	-0.11	2.82
Production	(7.2)	(57)	(230)	(1,000)	0.79	3.21	4.33
January 2026	19.6	129	402	1,904	0.66	2.05	3.03
Conversion	8.4	103	50	263	1.23	0.60	0.98
Production	(0.9)	(8)	(19)	(139)	0.81	2.03	4.69
2026 Technical Report	27.0	225	433	2,027	0.83	1.60	2.33
Lalor and 1901
2021 Technical Report	17.2	113	633	2,101	0.66	3.68	3.80
Conversion	6.4	33	(7)	583	0.52	-0.11	2.82
Production	(7.2)	(57)	(230)	(1,000)	0.79	3.21	4.33
January 2026	16.5	90	396	1,684	0.54	2.40	3.18
Conversion	2.4	14	9	89	0.57	0.37	1.13
Production	(0.9)	(8)	(19)	(139)	0.81	2.03	4.69
2026 Technical Report	18.0	96	386	1,633	0.53	2.15	2.82
Satellite Deposits
2021 Technical Report	3.1	40	6	220	1.28	0.20	2.20
Conversion	-	-	-	-	0.00	0.00	-
Production	-	-	-	-	0.00	0.00	-
January 2026	3.1	40	6	220	1.28	0.20	2.20
Conversion	5.9	89	41	174	1.50	0.69	0.92
Production	-	-	-	-	0.00	0.00	-
2026 Technical Report	9.0	129	47	394	1.43	0.52	1.36

Hudbay continues to advance the definition of reprocessing tailings from the ATIA. Hudbay has identified 20 to 30 Mt of material at approximately 0.8 to 1.0 g/t Au at ATIA that could potentially be reprocessed. In line with the Hot Tailings Leaching Project, bulk samples retrieved in 2025 and 2026 have been subjected to grinding, flotation, and cyanidation metallurgical testwork with expected recoveries in line with existing New Britannia leach recoveries. In Q4 2026, Hudbay will commence a dredging trial to derisk operational considerations from material handling and transport of tailings to Stall Mill, with expanded dredging operations planned in 2027 and 2028. Hudbay also plans to continue the drilling program in 2028 and 2029.

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Lalor & Snow Lake Operations Form 43-101F1 Technical Report

FIGURE 24-1: 2020 ATIA TAILINGS DRILL HOLE LOCATIONS

Source: Hudbay (this report).

24.1 CONCLUSION

Aside from what has been mentioned previously, there are no other relevant data or information that Hudbay is aware of that has not been presented elsewhere in this Technical Report that is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATIONS AND CONCLUSIONS

Hudbay has extended the integrated Snow Lake LOM by six years to 2043 as compared to the 2021 Technical Report.

Since the 2021 Technical Report, resource definition drilling and model updates at Lalor and 1901 have yielded a high conversion rate (≈90%) of the Inferred category to the Measured and Indicated categories, reflecting the deposit's predictable geological and grade continuity.

This predictability is corroborated by historical reserve-to-mill reconciliation data, which demonstrates excellent correlation between planned mine schedules and actual plant throughput and recovered grade. Together, these factors confirm the robustness of the block modeling methodologies and provide a high degree of confidence in the current Mineral Resource and Mineral Reserve estimates.

Mineral Resources also grew by 4.2 Mt through brownfield success, regional exploration, and the addition of the historical New Britannia Mine. This increase stems from Inferred Mineral Resource conversion, the addition of satellite reserves at Talbot, WIM, and Rail, and reoptimized mineable shapes at Lalor, 1901, and 3 Zone under updated metal price assumptions. Furthermore, Mineral Resources grew by 4.2 Mt in 2026, supported by successful brownfield expansion at Lalor and 1901, regional exploration, and including the past-producing New Britannia underground mine.

Processing facilities are scaling up to support this growth. The New Britannia Mill operates above 2,000 t/d, outperforming its 1,500 t/d design, with plans to reach 2,400 t/d by 2027. The Stall Mill will use spare capacity to process 1901 zinc-rich feed, ramping from 2,300 t/d to 3,000 t/d by 2030. Metallurgical gains will be further enhanced by the Stall Hot Tailings Leaching Project in early 2028, driving LOM recoveries to 88.9% for gold and 77.6% for silver.

Financially, higher processing-throughput offsets deeper mining depths and longer haul distances, keeping unit operating costs flat over the mine life. Between now and 2031, robust gold production and by-product credits yield average gold cash costs of $821/oz and sustaining cash costs of $1,379/oz. Growth capital remains focused on 1901 development, recovery projects, and satellite exploration, with all Mineral Resource estimates fully compliant under CIM Definition Standards (CIM, 2014).

Extensive exploration and definition drilling conducted across Lalor and the 1901 deposit since 2021 have significantly elevated confidence in the Snow Lake Mineral Resource and Mineral Reserve estimates. Consequently, the updated LOM plan for the integrated mining and milling complex now extends through 2043, adding six years to the mine life compared to the results from the 2021 Technical Report.

Processing plant performance remains strong across both facilities:

  New Britannia Mill: Designed for 1,500 t/d with a 2,500 t/d permit capacity, New Britannia operates above 2,000 t/d. Mine plans have been optimized for higher throughput, targeting a ramp-up to 2,300 t/d starting in 2027 to optimize gold output and cash generation.
  Stall Mill: Operating at approximately 2,300 t/d against a 3,800 t/d nameplate capacity, Stall will absorb spare throughput capacity by incorporating zinc-rich Mineral Reserves from 1901, ramping up to 3,000 t/d by 2030 while preserving regional development flexibility. Gold recovery improvements achieved in 2023 (>70% vs. 58% in 2022) will be complemented by the Stall Hot Tailings Leaching Project, expected to be commissioned in early 2028; this initiative expands leaching and carbon infrastructure at New Britannia, driving projected LOM recovery rates to 88.9% for gold and 77.6% for silver.
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Capital expenditures encompass key growth projects-including 1901 underground development, the Stall Hot Tailings Leach Project, and regional satellite growth-alongside routine sustaining capital for capitalized underground work, fleet purchases, and tailings storage maintenance. Unit operating costs (combined mining, milling, and G&A) are expected to hold flat, as increased processing volumes balance higher mining expenses driven by depth and haulage distance. Over the five-year horizon, strong gold output and by-product credits yield favourable average gold cash costs1 of $821/oz and sustaining cash costs of $1,379/oz. Hudbay anticipates additional low-capital value creation through high-grade Mineral Resource conversions at Lalor and 1901.

In 2025 and H1 2026, Hudbay continued to invest in significant exploration efforts in Manitoba including major airborne and ground geophysical surveys, and surface exploration drilling in the Flin Flon and Snow Lake areas. This work has identified several base-metal and gold targets to be tested in 2027. In parallel, in-mine exploration at Lalor and 1901 continues with the intent to convert Inferred Mineral Resources to Indicated Mineral Resources and add additional Inferred Mineral Resources in base-metal and gold-rich mineralization. Hudbay will continue to advance engineering studies at Lalor and its satellite deposits in an attempt to continue increasing the tonnage of the Mineral Reserve estimates and the estimated operating life of the Snow Lake processing facilities at or near full capacity.

The Hudbay validation process has confirmed that the resource models are constructed using industry-accepted modelling techniques and classified in accordance with the CIM Definition Standards (CIM, 2014). The QP considers that the Mineral Resources and Mineral Reserves, as classified and reported, comply with all disclosure in accordance with requirements and CIM Definition Standards.

The future development of the satellite deposits is subject to certain risks and uncertainties. The following is a discussion of some of the key risks and uncertainties but is not an exhaustive list and reference should be made to the cautionary statements at the beginning of this Technical Report, the other risks discussed elsewhere in this Technical Report and Hudbay's public disclosure.

  To date, no permit applications have been submitted for advanced exploration or the development or mining of any of the satellite deposits. The permitting process will require Indigenous consultation and could involve the negotiation of Impact Benefit Agreements. Although Hudbay expects the required permits to be obtained within the timelines contemplated by this Technical Report, if there were to be a material delay, it could have an adverse impact.
  The Rail deposit is within Grass River Provincial Park and requires specialized permits and adherence to conservation standards. Although Hudbay expects the required permits to be obtained within the timelines contemplated by this Technical Report and the conservation standards to be adhered to, if there were to be a material delay or a failure to comply, it could have an adverse impact.

Mineralization information in respect of the Britannia Gold Project deposits (other than 3 Zone) is limited by historical data quality and intervals of core loss, which affect local grade continuity. This information and the level of confidence will improve with additional drilling, advanced exploration and metallurgical testing as described in Section 26.

1 Cash costs and sustaining cash costs on a gold basis assumes the following commodity prices: $6.09/lb Cu for 2026, $5.80/lb Cu for 2027, $5.50/lb Cu for 2028 to 2030, and $5.00/lb Cu long-term; $4,472/oz Au for 2026, $4,200/oz Au for 2027, $4,000/oz Au for 2028, $3,900/oz Au for 2029, $3,750/oz Au for 2030, and $3,600/oz Au long-term; $70/oz Ag for 2026, $57.50/oz Ag for 2027, $55.00/oz Ag for 2028, $50/oz Ag for 2029, $45/oz Ag for 2030 and long-term; $1.59/lb Zn for 2026, $1.40/lb Zn for 2027, $1.35/lb Zn for 2028, $1.30/lb Zn for 2029 and 2030, and $1.25/lb Zn long-term.

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26 RECOMMENDATIONS

Significant strategic value has been successfully unlocked through the application of Hudbay's core exploration, technical, and operational expertise, combined with the strategic utilization of its existing processing infrastructure and several cost-effective acquisitions. These combined initiatives have highlighted an opportunity to further increase Mineral Reserve estimates and extend the operational life of the Snow Lake processing facilities at or near full capacity. Achieving this long-term objective relies on continued exploration success and a disciplined, methodical approach to ongoing engineering studies, all while complying to the industry standards in tailings management and environmental stewardship.

The 3 Zone deposit is being drilled to performed additional metallurgical tests and geotechnical measurements. By the end of Q4 2026, additional drilling aimed at converting Inferred Mineral Resource material to the Indicated category, and expanding the mineralization wireframes where opened, should be completed. Hudbay expects to obtain the results in Q1 2027 at which time the block model and mine plan will be updated to encompass all the available information.

From an exploration perspective, near-term priorities centre on pursuing in-mine exploration to incrementally expand both base-metal and gold-rich Inferred Mineral Resources in areas where ore lenses remain open along strike and down dip. Concurrently, the in-mine drilling program is tasked with upgrading a sufficient volume of Inferred Mineral Resource estimates to the Indicated category, with the aim of converting this material into Mineral Reserves and fully replacing anticipated 2026 mining depletion. Complementing these underground efforts, Hudbay has established a well-focused program designed to test targets in proximity to the Lalor Mine and 1901 deposit, as well as around former-producing Britannia Gold Project properties. This regional program holds strong potential to delineate additional Inferred Mineral Resources across the Snow Lake camp.

It is recommended that Hudbay proceed with an advanced exploration and development program at the Britannia Gold Project, leveraging the site's substantial historical production-totalling approximately 1.4 Moz Au-and its significant, remaining upside across the New Britannia deposits (upper and lower) and adjacent satellites (3 Zone, Birch, and Boundary). Specifically, this includes prioritizing surface exploration along untested gaps of the primary controlling thrust-fault to increase current Mineral Resources estimates alongside advancing the planned underground-exploration program by rehabilitating and dewatering the existing shaft, re-establishing and extending Level 1780 and Level 3000 (approximately 500 to 1,000 m below surface).

On the operational and metallurgical front, several complementary initiatives are underway alongside the SART project. By adding a regrind mill, a Knelson gravity concentrator, and a flash flotation cell to the grinding circuit, the site seeks to optimize free cash-flow through two main mechanisms: increasing base-metal revenues via improved flotation recovery, and reducing operating costs by diverting cyanicides away from the leach circuit.

Circuit diagnostics, comprising monthly composite mineralogy and a detailed down-the-bank flotation survey with size-by-assay data, have identified two distinct copper-loss mechanisms. First, coarse chalcopyrite composites were consistently rejected in the cleaner stage to maintain concentrate-grade. Second, grinding generates ultrafine liberated chalcopyrite that fails to float due to slow kinetics, subsequently acting as a cyanicide in downstream leaching.

To address these issues, the copper rougher-scavenger concentrate will enter a closed regrind circuit featuring a Knelson gravity concentrator. This set-up transforms the liberation profile of recirculating copper composites while safely capturing fine gold into a separate, high-payability product. Concurrently, installing a flash flotation cell on the grinding circuit recirculating load will recover coarse-textured chalcopyrite immediately upon liberation. Laboratory testwork conducted using Outokumpu Skim-Air procedures demonstrated strong amenability for Lalor gold ore, supporting the inclusion of flash flotation.

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Hudbay should proceed with advancing the evaluation and operational derisking of the ATIA reprocessing initiative, building upon encouraging preliminary drilling and metallurgical balances. To capitalize on the positive grinding, flotation, and cyanidation testwork completed on recent bulk samples, it is recommended to proceed with the scheduled dredging trials and complete 2028-2029 drilling programs to confirm the status of the resource.

All of the above recommendations are expected to be financed from the anticipated cash flow from the Snow Lake operations.

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27 REFERENCES

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